UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

Report on Economic and
Financial Analysis

June 2004

Financial Market Indicators (%)

Index	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

CDI	5.68	5.78	11.79	3.76	3.67	7.56
IBOVESPA - Average	0.04	15.07	15.12	(0.42)	(4.49)	(4.89)
USD - Commercial rate	(5.10)	(14.35)	(18.72)	0.67	6.84	7.56
IGP-M	6.26	(0.35)	5.89	2.72	3.95	6.78
IPCA - IBGE	5.13	1.43	6.64	1.85	1.60	3.48
TJLP	2.63	2.87	5.58	2.41	2.35	4.82
TR	1.28	1.31	2.61	0.35	0.42	0.77

U.S. dollar (closing price - sell)

USD - Commercial rate (in reais)	3.3531	2.8720	2.8720	2.9086	3.1075	3.1075

Compulsory Deposit Rates (%)

Deposits	2003		2004

	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.

Demand deposits (1)	60	60	45	45
Additional (2)	8	8	8	8
Time deposits (3)	15	15	15	15
Additional (2)	8	8	8	8
Savings deposits (4)	20	20	20	20
Additional (2)	10	10	10	10

(1)	Cash deposit - no remuneration.
(2)	Cash deposit - SELIC rate.
(3)	Deposit in Government Securities.
(4)	Cash deposit - Reference Rate (TR) + interest of 6.17% p.a.

Rates and Limits (%)

Items	2003		2004

	1st Qtr.	2nd Qtr.	1st Qtr.	2nd Qtr.

Income tax	25	25	25	25
Social contribution	9	9	9	9
PIS (1)	0.65	0.65	0.65	0.65
COFINS (2)	3	3	4	4
Legal reserve on net income	5	5	5	5
Maximum fixed assets (3)	50	50	50	50
Minimum capital - Basel (4)	11	11	11	11

(1)	The rate applicable to non-financial and similar companies is 1.65% (non-cumulative PIS).
(2)	The rate applicable to financial and similar companies was increased to 4% in September 2003 and for other companies to 7.60% in February 2004 (non-cumulative COFINS).
(3)	On reference equity.
(4)	Reference equity may not be lower than 11% of weighted assets.

Forward-Looking Statements

This Report on Economic and Financial Analysis contains forward-looking statements relating to our business which are based on management’s current expectations, estimates and projections about future events and financial trends which could affect our business. Words such as: “believes”, “anticipates”, “plans”, “expects”, “intends”, “aims”, “evaluates”, “predicts”, “foresees”, “projects”, “guidelines”, “should” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties which are difficult to predict and which could be beyond our control. Furthermore, certain forward-looking statements are based on assumptions which future events may prove to be inaccurate. Therefore, actual results may differ materially from the plans, objectives, expectations, projections and intentions expressed or implied in such forward-looking statements.

Factors which could cause actual results to differ materially include, among others, changes in regional, national and international commercial and economic conditions; inflation rates, increases in customer default and any other delays in credit operations; increases in the allowance for loan loss; loss of funding capacity; loss of clientele or revenues; our capacity to sustain and improve performance; changes in interest rates which could, among others, have an adverse effect on our margins; competition in the banking sector, in financial services, credit card services, insurance, asset management and other related sectors; government regulations and fiscal matters; disputes or adverse legal proceedings or ruling; as well as credit risks and other loan and investment activity risks.

Accordingly, the reader should not place undue reliance on these forward-looking statements. In all cases, these forward-looking statements are valid only as at the date they are made. Except as required under applicable legislation, we assume no obligation whatsoever to update these statements, whether as a result of new information, future events or any other motive.

Contents

1 - Analysis of Consolidated Results

  Profitability
  Comparative Statement of Income
  Analysis of the Statement of Income
  Results by Business Segment
  Increase in the Main Statement of Income Items
  Increase in Financial Margin Items plus Exchange Adjustment
  Analysis of the Adjusted Financial Margin and Average Rates
  Provision for Loan Losses
  Commissions and Fees
  Administrative and Personnel Expenses
  Human Resources
  Operating Efficiency
  Expenditure Appraisal Committee
  Activity-Based Costing
2 - Consolidated Equity Analysis

  Balance Sheet by Currency and Exchange Exposure
  Balance Sheet by Maturities
  Comparative Balance Sheet
  Equity Analysis
  Securities
  Credit Operations
  Funding
  Savings Accounts
  Asset Management
3 - Consolidated Information for the Period and Operating Structure

  Corporate Organization Chart
  Administrative Body
  Risk Ratings
  Ranking
  Balance Sheet
  Statement of Income for the Period
  Results per Share
  Net Book Value and Market Value
  Cash Generation
  Change in Number of Outstanding Shares
  Performance Ratios
  Historical Data
  Other Ratios
  Added Value
  Checking Accounts
  Market Segmentation
  Retail Bradesco
  Bradesco Corporate Banking
  Bradesco Empresas (middle market)
  Bradesco Private Banking
  Bradesco Prime
  Customer Service Network
  Banco Postal
  Investments in Infrastructure, Information Technology and Telecommunications
  Risk Management
  Bradesco Day and Night Customer Service Channels
  Cards
  International Area
  Capital Market
  Collection and Tax and Utility Collections
  Bookkeeping of Assets and Qualified Custody Services
  Banco Finasa S.A.
  Bradesco Insurance Group
  Leasing Companies
  Bradesco Consórcios (consortium purchase plans)
  Bradesco S.A. - Corretora de Títulos e Valores Mobiliários
  Bradesco Securities, Inc.
  Awards
  Sociocultural Events
  Fundação Bradesco (The Bradesco Foundation)
  Statement of Social Responsibility
  Independent Auditors’ Report on Special Review of Supplementary Accounting Information
4 - Consolidated Balance Sheets and Statements of Income - 1999 to 2004

  Consolidated Balance Sheets
  Consolidated Statements of Income
5 - Financial Statements, Report of the Fiscal Council and Independent Auditors’ Report

  Directors’ Report
  Balance Sheet
  Statement of Income
  Statement of Changes in Stockholders’ Equity
  Statement of Changes in Financial Position
  Index of Notes to the Financial Statements
  Notes to the Financial Statements
  Board of Directors, Board of Executive Officers and Disclosure Committee
  Report of the Fiscal Council
  Independent Auditors’ Report
Cross Reference Index

Certain figures included in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

1 – Analysis of Consolidated Results

• Profitability

Bradesco reported first-half net income of R$ 1,250 million, corresponding to R$ 7.90 per share and an annualized return of 19.2% on closing stockholders’ equity and 19.4% on average stockholders’ equity.

During the period from January 1 through June 30, 2004, net income increased by 21.7%, compared to the same period in 2003.

The return on total assets was 1.4%, annualized.

• Comparative Statement of Income - In millions of reais

	1st Half 2003	1st Half 2004	% Variation	1st Qtr. 2004	2nd Qtr. 2004	% Variation

INCOME FROM LENDING AND TRADING ACTIVITIES	12,175	14,476	18.9	6,756	7,720	14.3
Credit operations	5,621	6,759	20.2	3,100	3,659	18.0
Leasing operations	143	142	(0.7)	85	57	(32.9)
Securities	2,786	3,801	36.4	1,680	2,121	26.3
Financial income on insurance, private pension plans and savings bonds	2,613	2,426	(7.2)	1,245	1,181	(5.1)
Derivative financial instruments	13	127	876.9	196	(69)	(135.2)
Foreign exchange transactions	268	663	147.4	161	502	211.8
Compulsory deposits	731	558	(23.7)	289	269	(6.9)

EXPENSES	7,593	9,140	20.4	3,987	5,153	29.2
Deposits	4,496	5,484	22.0	2,454	3,030	23.5
Price-level restatement and interest on technical reserves for insurance, private
pension plans and savings bonds	1,658	1,351	(18.5)	652	699	7.2
Borrowings and onlendings	38	1,221	3,113.2	316	905	186.4
Leasing operations	6	9	50.0	4	5	25.0
Provision for loan losses	1,395	1,075	(22.9)	561	514	(8.4)

INCOME FROM FINANCIAL INTERMEDIATION	4,582	5,336	16.5	2,769	2,567	(7.3)

OTHER OPERATING INCOME (EXPENSES)	(2,583)	(3,916)	51.6	(1,970)	(1,946)	(1.2)
Commissions and fees	2,100	2,694	28.3	1,319	1,375	4.2
Income from insurance premiums, private pension plans and savings bonds	5,418	5,983	10.4	2,994	2,989	(0.2)
Insurance premiums retained	2,711	2,990	10.3	1,465	1,525	4.1
Private pension plan contributions	2,157	2,291	6.2	1,223	1,068	(12.7)
Income on savings bonds	550	702	27.6	306	396	29.4
Variation in technical reserves for insurance, pension plans and savings bonds	(1,663)	(1,571)	(5.5)	(878)	(693)	(21.1)
Variation in technical reserves for insurance	(115)	(48)	(58.3)	22	(70)	(418.2)
Variation in technical reserves for pension plans	(1,535)	(1,467)	(4.4)	(850)	(617)	(27.4)
Variation in technical reserves for savings bonds	(13)	(56)	330.8	(50)	(6)	(88.0)
Claims - insurance operations	(1,994)	(2,514)	26.1	(1,232)	(1,282)	4.1
Savings bond draws and redemptions	(515)	(619)	20.2	(273)	(346)	26.7
Insurance and pension plan selling expenses	(363)	(417)	14.9	(212)	(205)	(3.3)
Insurance product selling expenses	(296)	(343)	15.9	(166)	(177)	6.6
Pension plan selling expenses	(67)	(74)	10.4	(46)	(28)	(39.1)
Expenses with pension plan benefits and redemptions	(851)	(1,123)	32.0	(533)	(590)	10.7
Personnel expenses	(2,201)	(2,411)	9.5	(1,177)	(1,234)	4.8
Other administrative expenses	(2,254)	(2,424)	7.5	(1,208)	(1,216)	0.7
Tax expenses	(506)	(679)	34.2	(336)	(343)	2.1
Equity in the earnings of associated companies	(33)	122	(469.7)	-	122	-
Other operating income	1,532	537	(64.9)	257	280	8.9
Other operating expenses	(1,253)	(1,494)	19.2	(691)	(803)	16.2

OPERATING INCOME	1,999	1420	(29.0)	799	621	(22.3)

NON-OPERATING INCOME	(777)	(213)	(72.6)	(11)	(202)	1,736.4

INCOME BEFORE TAXES AND PROFIT SHARING	1,222	1,207	(1.2)	788	419	(46.8)

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(190)	46	(124.2)	(179)	225	(225.7)

MINORITY INTEREST IN SUBSIDIARIES	(5)	(3)	(40.0)	-	(3)	-

NET INCOME	1,027	1,250	21.7	609	641	5.3

RETURN ON STOCKHOLDERS’ EQUITY (%) ANNUALIZED	17.1	19.2	-	19.1	20.1	-

• Analysis of the Statement of Income – In millions of reais

Income from Credit and Leasing Operations

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

5,758	6,892	19.7	3,181	3,711	16.7

Income was up, despite falling interest rates, mainly as a result of: (i) the increase in the average volume of the credit portfolio, particularly in auto financings in the consumer segment, up by 46.1% and rural loans in the corporate segment, up by 33.6%, indicating improvements in the Brazilian economy for the period; (ii) positive exchange variation of 7.56% for 1H04 against negative exchange variation of 18.72% in 1H03, impacting foreign-currency indexed and/or denominated operations, which comprise 13.8% of total credit and leasing operations (excluding advances on foreign exchange contracts - ACC).

Income was up mostly as a result of : (i) positive exchange variation of 6.84% in 2Q04, against positive exchange variation of 0.67% in 1Q04, impacting foreign-currency indexed and/or denominated operations; and (ii) increase in average volume of the credit portfolio, particularly rural loans in the corporate and consumer segments, up by 35.2%, and auto financing in the consumer segment, up by 9.2%.

Results of Securities (TVM) and Derivative Financial Instrument Operations

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

2,799	3,928	40.3	1,876	2,052	9.4

The variation for the period is mainly due to: (i) positive exchange variation of 7.56% for 1H04, against negative exchange variation of 18.72% in 1H03, impacting foreign-currency-indexed and or denominated securities, which comprise 16.3% of the total securities’ portfolio; (ii) increase in the average volume of the securities’ portfolio, particularly federal government securities; mitigated in part by (iii) decrease in average interest rates, particularly CDI, of 11.79% in 1H03 to 7.56% for 1H04.

This increase reflects mainly:(i) positive exchange variation of 6.84% in 2Q04, against positive exchange variation of 0.67% in 1Q04, impacting foreign currency-indexed and or denominated securities; and (ii) the increase in the average volume of the securities’ portfolio, particularly federal government securities for the quarter.

Financial Income on Insurance, Private Pension Plans and Savings Bonds

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

2,613	2,426	(7.2)	1,245	1,181	(5.1)

During the period, there was an increase in the average volume of the securities’ portfolio, comprising federal government securities, related to technical reserves, especially VGBL and PGBL products. However, overall results were down mainly due to: (i) the decrease in average interest rates, especially CDI, of 11.79% in 1H03 to 7.56% for 1H04; (ii) decrease in non-interest income following greater gains with variable income in 1H03; partially offset by (iii) variation in the IGP-M index, of 6.78% for 1H04, against 5.89% in 1H03, on which a portion of Federal Treasury Note (NTN) remuneration is based.

The variation for the quarter reflects, substantially: (i) decrease in non-interest income following greater gains with variable income in 1Q04; partially offset by (ii) the increase in the average volume of the securities’ portfolio, comprising federal government securities, related to technical reserves, especially VGBL and PGBL products; and by (iii) the variation in the IGP-M index, from 3.95% in 2Q04, against 2.72% in 1Q04, on which a portion of Federal Treasury Note (NTN) remuneration is based.

Results of Foreign Exchange Transactions

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

268	663	147.4	161	502	211.8

During the period, there was an increase in the average volume of foreign exchange transactions. Considering foreign funding expense adjustments (Note 13a to the financial statements), results would decrease to R$ 134 for 1H03 and R$ 98 for 1H04, affected by the decrease in average fx portfolio interest rates.

During the period, there was an increase in the average volume of foreign exchange transactions. Considering foreign funding expense adjustments (Note 13a to the financial statements), results would decrease to R$ 63 for 1Q04 and R$ 35 for 2Q04, affected by the decrease in average fx portfolio interest rates.

Results of Compulsory Deposits

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

731	558	(23.7)	289	269	(6.9)

During the period, there was an increase in the average volume subject to compulsory deposit. However, the income derived from the remuneration of the additional compulsory deposits, as well as the compulsory deposit on savings decreased as a result of: (i) the drop in the SELIC rate from 11.81% in 1H03 to 7.60% for 1H04, for additional deposits; and (ii) the decrease in the TR reference rate used to remunerate compulsory savings account deposits, from 2.61% in 1H03 to 0.77% for 1H04.

During the period, the increase in the average volume subject to compulsory deposit and the increase in the TR reference rate (used to remunerate compulsory savings account deposits) from 0.35% in 1Q04 to 0.42% in 2Q04 offset partially the decrease in income, generated by the drop in the SELIC rate (used to remunerate the additional compulsory deposit on demand, time and savings deposits) from 3.78% in 1Q04 to 3.69% in 2Q04.

Interest and Charges on Deposits

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

4,496	5,484	22.0	2,454	3,030	23.5

The increase mainly reflects: (i) positive exchange variation of 7.56% for 1H04, against negative exchange variation of 18.72% in 1H03, impacting securities and other funds obtained abroad by Bradesco - R$ 2,310; offset partially by less expense with: (ii) time deposits - R$ 759; (iii) savings deposits - R$ 286; (iv) purchase and sale commitments - R$ 274; mainly as a result of lower average interest rates in 1H04.

The increase mainly reflects: (i) growth in positive exchange variation from 0.67% in 1Q04 to 6.84% in 2Q04, impacting securities and other funds obtained abroad by Bradesco - R$ 795; (ii) time deposits - R$ 77, which despite lower average interest rates, increased in average volume in 2Q04; partially offset by (iii) less expense for purchase and sale commitments - R$ 315; mainly due to decreased average volumes and lower average interest rates in 2Q04.

Price-level Restatement and Interest on Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

1,658	1,351	(18.5)	652	699	7.2

The decrease reflects principally the fall in average interest rates despite the increase in the average volume of technical reserves, particularly for PGBL and VGBL products.			This was up following the increase in the IGP-M index and average volume of technical reserves, particularly for PGBL and VGBL products.

Expenses for Borrowings and Onlendings

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

38	1,221	3,113.2	316	905	186.4

The increase is directly related to negative exchange variation of 18.72% in 1H03, against positive exchange variation of 7.56% in 1H04, impacting borrowings and onlendings indexed or denominated in foreign currency, offset by the decrease in average interest rates for the period.

The increase is directly related to growth in positive exchange variation from 0.67% in 1Q04 to 6.84% in 2Q04, impacting borrowings and onlendings indexed or denominated in foreign currency for the quarter.

Financial Margin

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

5,977	6,411	7.3	3,330	3,081	(7.5)

The variation for the period was due to: (i) increase in interest income R$ 640, comprising growth in the average volume of business - R$ 637 and the increase in spread (interest rate plus exchange variation )- R$ 3; and (ii) the decrease in non-interest income - R$ 206, generated mainly by less profit on securities and treasury transactions for 1H04.

The variation for the quarter was due to: (i) increase in interest income operations - R$ 130, comprising the drop in the average volume of business - R$ 92 and by the increase in spread – R$ 38; and (ii) the decrease in non-interest income - R$ 379, generated mainly by less profit on securities and treasury transactions in 2Q04.

Expenses for Provision for Loan Losses

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

1,395	1,075	(22.9)	561	514	(8.4)

Excluding: (i) additional provisions - R$ 312 in 1H03 and R$ 46 in 1H04; (ii) extraordinary provisions recorded in 1H04 and R$ 61, as a result of improved determination criteria and (iii) the extraordinary increase in provisions recorded - R$ 120 for 1H04, reflecting the reclassification of certain customer ratings, including the securitization of rural credit - R$ 54, expenses decreased by R$ 235, mainly as a result of our selective credit granting policy, improving our credit portfolio risk ratings.

Excluding: (i) additional provisions - R$ 20 in 2Q04 and R$ 26 in 1Q04 and (ii) extraordinary provisions recorded in 1Q04 and R$ 120, as a result of improved determination criteria, expenses increased by R$ 79, in line with the growth of the average volume of the credit portfolio in 2Q04.

Income on Commissions and Fees

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

2,100	2,694	28.3	1,319	1,375	4.2

Growth for the period is derived substantially from the increase in the average volume of transactions and number of customers, highlighting in particular: (i) fund management - R$ 177; (ii) checking accounts - R$ 120; (iii) cards - R$ 88; and (iv) credit operations - R$ 100; and (v) consortium purchase plan management fee – R$ 31.
			Growth for the quarter was mainly due to an increase in revenues with: (i) credit operations - R$ 39; (ii) fund management - R$ 9; and (iii) consortium purchase plan management fee – R$ 5.

Income from Insurance Premiums, Private Pension Plans and Savings Bonds

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

5,418	5,983	10.4	2,994	2,989	(0.2)

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Insurance Premiums Retained

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

2,711	2,990	10.3	1,465	1,525	4.1

During the period, the increase was derived from growth in sales of Auto and Health products in the amounts of R$ 211 and R$ 54, respectively.			The increase in 2Q04 was especially due to growing Auto line sales - R$ 69.

b) Private Pension Plan Contributions

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

2,157	2,291	6.2	1,223	1,068	(12.7)

This increase was derived from growth in VGBL and “PGBL”, product sales in the amount of R$ 237 and R$ 29, respectively, offset by the fall in sales of traditional pension plan products - R$ 132.			The variation was substantially due to the decrease in VGBL product sales - R$ 163.

c) Income on Savings Bonds

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

550	702	27.6	306	396	29.4

This variation reflects the increase in sales and re-investment of bonds maturing during the period.			The variation reflects the increase in sales and re-investment of bonds matured in 2Q04.

Variation in Technical Reserves for Insurance, Pension Plans and Savings Bonds

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(1,663)	(1,571)	(5.5)	(878)	(693)	(21.1)

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Variation in Technical Reserves for Insurance

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(115)	(48)	(58.3)	22	(70)	(418.2)

Variations in technical reserves for insurance are directly related to the production of premium in their respective effective periods. In 1H04, the majority of reserves were recorded in the Health line - R$ 33.

Variations in technical reserves for insurance are directly related to the production of premium in their respective effective periods. In 2Q04, the majority of reserves were recorded in the Auto line – R$ 30.

b) Variation in Technical Reserves for Pension Plans

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(1,535)	(1,467)	(4.4)	(850)	(617)	(27.4)

Variations in technical reserves are directly related to the production of premium and contributions in diverse selling periods, against benefits and redemptions. The decrease for the period occurred in the VGBL product - R$ 1,474, offset by the increase in reserves recorded in the PGBL and traditional products in the amounts of R$ 836 and R$ 570, respectively.

Variations in technical reserves are directly related to the production of premium and contributions in diverse selling periods, against benefits and redemptions. The decreases for the quarter occurred in the PGBL and traditional products in the amounts of R$ 168 and R$ 126, respectively, partially offset by the increase in reserves recorded in the VGBL product – R$ 61.

c) Variation in Technical Reserves for Savings Bonds

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(13)	(56)	330.8	(50)	(6)	(88.0)

The variations in technical reserves are directly related to income on savings bonds against related draws.			The variations in technical reserves are directly related to income on savings bonds against related draws.

Insurance Claims

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(1,994)	(2,514)	26.1	(1,232)	(1,282)	4.1

The increase in expense with claims was due mainly to: (i) improved calculation of the provision for claims incurred but not reported (IBNR) during the period, used to analyze the movement of claims for a period of 54 months rather than 12, as in prior periods, which resulted in the recording of an extraordinary reserve of R$ 276; and (ii) the increase in indemnities in Health, Auto and Life lines.

The increase in expense with claims for the quarter was due mainly to: (i) the increase in indemnities in Auto line products; and (ii) the effect of improved calculation of the provision for claims incurred but not reported (IBNR) for the quarter, used to analyze the movement of claims for a period of 54 months rather than 12, as in prior periods, which resulted in the recording of an extraordinary reserve of R$ 145 in 2Q04 compared to R$ 131 in 1Q04.

Savings Bond Draws and Redemptions

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(515)	(619)	20.2	(273)	(346)	26.7

Growth for the period mainly reflects an increase in the amount recorded as a reserve for redemptions - R$ 91, due to increased sales of premium bond certificates.			Growth for the quarter mainly reflects an increase in the amount recorded as a reserve for redemptions - R$ 76, due to increased sales of premium bond certificates.

Insurance and Pension Plan Selling Expenses

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(363)	(417)	14.9	(212)	(205)	(3.3)

The variation for the period is detailed below:			The variation for the quarter is detailed below:

a) Insurance Product Selling Expenses

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(296)	(343)	15.9	(166)	(177)	(6.6)

The increase in these expenses for the period was generated mainly by growing Health and Auto-line products, of R$ 19 and R$ 16, respectively, even though the ratio of selling expenses to earned premium decreased for the period.
			The increase in selling expenses was mainly generated by Life line products - R$ 10.

b) Pension Plan Selling Expenses

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(67)	(74)	10.4	(46)	(28)	(39.1)

The increase for the period mainly reflects the growth in VGBL product sales.			The variation in selling expenses occurred in traditional products – R$ 16.

Expenses with Pension Plan Benefits and Redemptions

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(851)	(1,123)	32.0	(533)	(590)	10.7

The variation for the period was mainly due to the increase in the payment of redemptions – R$ 200, of traditional private pension plans.			The variation for the quarter was mainly due to the increase in the payment of redemptions – R$ 44, of traditional private pension plans.

Personnel Expenses

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(2,201)	(2,411)	9.5	(1,177)	(1,234)	4.8

The variation for the period reflects for the most part: (i) payroll decrease as a result of the synergy following the merger of banks acquired; fully offset by: (ii) salary increases (12.6%), pursuant to the collective-labor agreement in September/03; and (iii) consolidation of BBV Banco, Zogbi and BEM - R$ 168.

The variation for the quarter reflects substantially: (i) payroll decrease as a result of the synergy following the merger of banks acquired; fully offset by: (ii) concentration of vacation pay in 1Q04; and (iii) increased expenses for labor claims - R$ 40.

Other Administrative Expenses

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(2,254)	(2,424)	7.5	(1,208)	(1,216)	0.7

The variation was mainly due to increased expenses: (i) generated by consolidation of BBV Banco, Zogbi and BEM - R$ 178; (ii) publicity and advertising - R$ 36; (iii) leased assets - R$ 30; partially offset by less expense for: (iv) depreciation and amortization - R$ 46; and (v) data processing - R$ 22.
			The increase was mostly due to the additional impact of one month’s consolidation of BEM and Zogbi – R$ 12.

Tax Expenses

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(506)	(679)	34.2	(336)	(343)	2.1

This variation was substantially generated by the increase in expenses for COFINS - R$ 110, as a result of the rise in the calculation base rate from 3% to 4% in September/03; and the increase in expenses for ISS - R$ 27, as a result of a change in legislation and CPMF - R$ 18.
			The increase for the quarter reflects substantially increase in expenses for ISS – R$ 12, as a result of a change in legislation; offset by the decrease in expenses for COFINS - R$ 6.

Equity in the Earnings of Associated Companies

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(33)	122	(469.7)	-	122	-

The variation was mainly derived from improved results in associated companies for 1H04 as compared to those determined in 1H03, which include R$ 79 of non-recurring income in associated Insurance Group companies.
			The variation was mainly derived from improved results in associated companies in 2Q04, which include R$ 79 of non-recurring income in associated Insurance Group companies.

Other Operating Income

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

1,532	537	(64.9)	257	280	8.9

The variation for the period was mainly generated by: (i) reversal of the provision for exchange variation - R$ 504; and other operating provisions - R$ 403, in 1H03; and (iii) a decrease following the non-consolidation of Latasa, sold in 2H03 – R$ 97.

The variation for the quarter substantially reflects: (i) recognition of revenue from fiscal incentives in subsidiaries - R$ 38; offset partially (ii) by the decrease in other financial revenue - R$ 18.

Other Operating Expenses

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(1,253)	(1,494)	19.2	(691)	(803)	16.2

The increase was generated in particular: (i) by expenses for amortization of goodwill, following the acquisition of BBV Banco, Zogbi and BEM R$ 59; and (ii) the increase in operating provisions - R$ 173, which include an addition to provisions for civil contingencies with insurance operations, in the amount of R$ 109, following calculation criteria improvements.
			The variation was mainly due to the addition to provisions for civil contingencies with insurance operations, in the amount of R$ 109, following calculation criteria improvements.

Operating Income

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

1,999	1,420	(29.0)	799	621	(22.3)

The variation for the period was due to: (i) increase in income on commissions and fees - R$ 594; (ii) increase in financial margin - R$ 434; (iii) less expenses for provision for loan losses - R$ 320; (iv) increase in equity and earnings in associated companies - R$ 155; (v) decrease in operating income (net of expenses) – R$ 1,236; (vi) increase in the personnel and administrative expenses - R$ 380; (vii) decrease in the margin of contribution of insurance, private pension plan and savings bond operations - R$ 293; and (viii) increased tax expense - R$ 173.

The variation for the quarter was due to: (i) increase in equity and earnings in associated companies - R$ 122; (ii) increase in income on commissions and fees - R$ 56; (iii) increase in the margin of contribution of insurance, private pension plan and savings bond operations - R$ 7; (iv) decrease in financial margin - R$ 249; (v) increase in the personnel and administrative expenses - R$ 65; (vi) increase in operating expenses (net of revenue) – R$ 89; (vii) increased tax expense - R$ 7; and (viii) increase in expenses for provision for loan losses – R$ 47.

Non-operating Income

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(777)	(213)	(72.6)	(11)	(202)	1,736.4

The variation is mainly due to extraordinary amortization of goodwill of Banco Mercantil - R$ 681 for 1H03; offset by extraordinary amortization of goodwill for 1H04 - R$ 135.
The variation reflects substantially: (i) extraordinary amortization of goodwill for 2Q04 - R$ 135; (ii) provisions recorded and income on sale of assets -R$ 35; and (iii) provision for loss on fiscal incentive investments - R$ 21.

Income Tax and Social Contribution

1st Half/2003	1st Half /2004	% Variation	1st Qtr./2004	2nd Qtr./2004	% Variation

(190)	46	(124.2)	(179)	225	(225.7)

The variation in income tax and social contribution expense for the period reflects tax charges on pre-tax income, adjusted by additions and exclusions, as described in Note 35 to the financial statements.

The variation in income tax and social contribution expense for the quarter reflects tax charges on pre-tax income, adjusted by additions and exclusions. In 2Q04, deferred tax assets were recorded, derived from subsidiaries - R$ 89.

• Results by Business Segment - In millions of reais

	1st Half 2004

	Financial		Insurance Group		Other Activities	Amount Eliminated	Consolidated Bradesco

	Local	Foreign	Local	Foreign

Income from financial intermediation	3,988	258	1,080	-	9	1	5,336
Other operating income (expenses)	(3,290)	(89)	(706)	-	-	(1)	(4,086)
Commissions and fees	2,389	9	142	-	338	(184)	2,694
Personnel expenses	(2,022)	(12)	(266)	(1)	(110)	-	(2,411)
Other administrative expenses	(2,261)	(51)	(260)	-	(86)	234	(2,424)
Other revenue (expenses)	(1,396)	(35)	(322)	1	(142)	(51)	(1,945)

Net income for 1H04	698	169	374	-	9	-	1,250

Net income for 1H03	632	90	262	(2)	45	-	1,027

• Increase in the Main Statement of Income Items

1H04 as compared to 1H03 - In millions of reais

(*)

Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

2Q04 in relation to 1Q04 - In millions of reais

(*)

Composition: Premiums and contributions, net of variations in technical reserves for insurance, private pension plans and savings bonds, less claims, redemptions, benefits and commissions, not including financial income on insurance activities and price-level restatement and interest on technical reserves which are included in financial margin.

• Increase in Financial Margin Items plus Exchange Adjustment

1H04 as compared to 1H03- In millions of reais

2Q04 in relation to 1Q04 - In millions of reais

(1)	Includes income on credit operations + income on leasing operations + income on foreign exchange transactions (Note 13a).
(2)

Includes interest and charges on deposits, excluding expenses for purchase and sale commitments + expenses for borrowings and onlendings + income on compulsory deposits + adjustments to income on foreign exchange transactions (Note 13a).

(3)

Includes income on securities transactions, less expenses with purchase and sale commitments + financial income on insurance, private pension plans and savings bonds + income on derivative financial instruments + adjustments to income on foreign exchange transactions (Note 13a).

(4)	Includes price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

• Analysis of the Adjusted Financial Margin and Average Rates

Credit Operations x Income

	1st Half	1st Half	1st Qtr.	2nd Qtr.
In millions of reais	2003	2004	2004	2004

Credit operations	43,297	47,625	46,358	48,460
Leasing operations	1,515	1,383	1,398	1,364
Advances on foreign exchange contracts	5,676	6,169	6,124	6,162
1 - Total - Average balance (quarterly)	50,488	55,177	53,880	55,986
2 - Income (*)	5,790	6,908	3,204	3,704
3 - Average return annualized exponentially (2/1)	24.3%	26.6%	26.0%	29.2%

(*)	Includes income from credit operations, net results from leasing operations and adjusted results on foreign exchange transactions (Note 13a).

Securities x Income on Security Transactions

In millions of reais	1st Half	1st Half	1st Qtr.	2nd Qtr.
	2003	2004	2004	2004

Securities	38,076	54,388	53,475	54,679
Interbank investments	21,960	23,828	25,478	19,881
Subject to repurchase agreements	(16,308)	(21,541)	(23,938)	(15,915)
Derivative financial instruments	(409)	(392)	(196)	(562)
4 - Total - Average balance (quarterly)	43,319	56,283	54,819	58,083
5 - Income on security transactions (net of
expenses for repurchase agreements) (*)	3,577	4,758	2,176	2,582
6 - Average rate annualized exponentially (5/4)	17.2%	17.6%	16.8%	19.0%

(*)	Includes financial income on insurance, private pension plans, savings bonds, derivative financial instruments and foreign exchange adjustments (Note 13a).

Total Assets x Income from Financial Intermediation

In millions of reais	1st Half	1st Half	1st Qtr.	2nd Qtr.
	2003	2004	2004	2004

7 - Total assets - Average balance (quarterly)	147,425	171,106	168,532	168,610
8 - Income from financial intermediation	12,175	14,476	6,757	7,720
9 - Average rate annualized exponentially (8/7)	17.2%	17.6%	17.0%	19.6%

Funding x Expenses

In millions of reais	1st Half	1st Half	1st Qtr.	2nd Qtr.
	2003	2004	2004	2004

Deposits	56,019	60,448	58,605	61,660
Funds from acceptance and issuance of securities	4,615	6,830	6,704	6,821
Interbank and interdepartmental accounts	1,834	1,527	1,746	1,135
Subordinated debt	3,350	5,439	5,068	5,661
10 - Total funding - average balance (quarterly)	65,818	74,244	72,123	75,277
11 - Expenses (*)	1,932	3,366	1,228	2,138
12 - Average rate annualized exponentially (11/10)	6.0%	9.3%	7.0%	11.9%

(*)	Funding expenses without repurchase agreements less income on compulsory deposits and foreign exchange adjustments (Note 13a).

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds x Expenses

In millions of reais	1st Half	1st Half	1st Qtr.	2nd Qtr.
	2003	2004	2004	2004

13 – Technical reserves for insurance, private pension plans and savings bonds - Average balance (quarterly)	20,979	27,945	27,178	28,713
14 – Expenses (*)	1,658	1,351	652	699
15 – Average rate annualized exponentially (14/13)	16.4%	9.9%	10.0%	10.1%

(*)	Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Borrowings and Onlendings (Local and Foreign) x Expenses

In millions of reais	1st Half	1st Half	1st Qtr.	2nd Qtr.
	2003	2004	2004	2004

Borrowings	8,844	7,971	7,510	8,345
Onlendings	6,903	7,838	7,795	7,971
16 - Total borrowings and onlendings - Average balance (quarterly)	15,747	15,809	15,305	16,316
17 - Expenses for borrowings and onlendings (*)	(199)	538	169	369
18 - Average rate annualized exponentially (17/16)	(2.5%)	6.9%	4.5%	9.4%

(*)	Includes foreign exchange adjustments (Note 13a).

Total Assets x Financial Margin

In millions of reais	1st Half	1st Half	1st Qtr.	2nd Qtr.
	2003	2004	2004	2004

19 - Total assets - Average balance (quarterly)	147,425	171,106	168,532	168,610
20 - Financial margin (*)	5,977	6,411	3,330	3,081
21 - Average rate annualized exponentially (20/19)	8.3%	7.6%	8.1%	7.5%

(*)	Income from financial intermediation excluding provision for loan losses (PDD).

Financial Market Indicators

Analysis of Financial Margin

Banco Bradesco’s consolidated financial margin (before PDD) totaled R$ 3,081 million for the second quarter of 2004 (2Q04), as compared to R$ 3,330 million for the first quarter (1Q04), down by R$ 249 million. However, financial margin for the first half of 2004 (1H04) totaled R$ 6,411 million, compared to R$ 5,977 million for the same period in 2003 (1H03), up by 7.3%.

In terms of quarterly comparison, certain macroeconomic factors had a direct impact on financial margin, particularly in 2Q04, which was affected by a highly volatile market with a negative repercussion on the price of Brazil’s local and foreign debt securities, among others and spiking medium and long-term interest rates in the futures market.

At Bradesco, the impact of this volatile environment was cushioned by the Bank’s strategic policy, ie, its efforts are focused on securing new transactions and business, mitigating market risk and offsetting decreases in interest rates and spread. This policy is more clearly evidenced when we compare results reported for the prior two quarters, which show that Bradesco’s sustainable business volume growth is directly related to operations with customers.

The average volume of the credit portfolios increased by 3.7% between the first and second quarters of 2004, particularly individual consumer credit which grew some 7%, improving the portfolio mix and increasing the segment’s share (largest spread) of total operations.

Emphasis should also be given to the performance of demand deposits from 1Q04 to 2Q04, which totaled average balances of R$ 12,757 million and R$ 13,073 million, respectively, a 2.5% increase for the second quarter. Comparing the growth of closing balances at March 30 and June 30, 2004, this increase was even higher, some 7.4%.

Insurance area transactions also contributed to improving the financial margin, as a result of the good performance by insurance, private pension plan and savings bond activities. Between the first and second quarters, the average volume of technical reserve grew by 5.6%, from R$ 27,178 million in 1Q04 to R$ 28,713 million in 2Q04.

In all, Bradesco’s consolidated financial margin between the first and second quarters of 2004 was down slightly by R$ 249 million. Business volume increases and growth in spread grew interest income by R$ 130 million, offset by a decrease in non-interest income, generated by less profit on securities and treasury transactions in 2Q04, in the amount of R$ 379 million.

Accordingly, the average financial margin rate, which reflects financial margin (before PDD) compared to the average balance of total assets was down slightly, between the first and second quarters of 2004, of 8.1% to 7.5%, respectively.

The strategy adopted by Bradesco becomes clearer when comparing longer periods, for example, 1H03 to 1H04, which evidences that the good performance in operations has compensated for the loss of revenue on investments indexed to the basic interest rate (drop in CDI from 11.8% to 7.6%, respectively), following the growth in volume of business with customers, which in turn boosted financial margin between the six-month periods. We highlight below the main areas of business growth:

The average balance of the Consolidated Bradesco credit portfolio grew by some 9.2%, between the six-month periods, in particular, operations with individual consumers, the average volume of which grew from R$ 13,816 million in 1H03 to R$ 16,638 million in 1H04, an increase of 20.4%.

Similarly, the average balances of deposits for 1H04 was up by 7.9%, from R$ 56,019 million in 1H03 to R$ 60,448 million in 1H04, especially, demand and savings deposits which were up by 8.9% and 7.8%, respectively.

Income from financial intermediation on insurance, private pension plan and savings bond operations for 1H04 were 12.6% higher compared to income for the same six-month period of 2003, mainly as a result of the increase in sale of products, with technical reserves totaling an average balance of R$ 27,945 million in 1H04, a growth rate of 33.2% between these periods.

Increased volumes and spreads were responsible for an increment in interest income, of R$ 640 million in financial margin, offset the decrease in non-interest income as a result of less profit on securities and treasury transactions in 1H04, in the amount of R$ 206 million. Net financial margin grew by R$ 434 million between 1H03 and 1H04.

The sustained growth of Bradesco’s financial margin is directly related to its policy for obtaining scale gains through the increase in business, accordingly, its efforts are centered on growing the number of customers, extending the scope of its sales outlets (Branches, PABs, Correspondent Banks, among others), market segmentation and continually improving products.

• Provision for Loan Losses

Movement of Allowance for Loan Losses - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Credit portfolio	49,655	53,048	53,048	54.894	58,402	58,402

Opening balance	3,665	3,902	3,665	4.059	4,192	4,059

Amount recorded for the period	808	587	1,395	561	514	1,075
Amount written off for the period	(571)	(551)	(1,122)	(505)	(493)	(998)
Balance derived from acquired institutions	-	171	171	77	-	77

Closing balance	3,902	4,109	4,109	4.192	4,213	4,213

Specific provision	1,944	2,006	2,006	1.924	1,876	1,876
Generic provision	1,156	1,286	1,286	1.384	1,432	1,432
Additional provision	802	817	817	884	905	905

Credit recoveries	96	145	241	106	124	230

Allowance for Loan Losses (PDD) on Credit and Leasing Operations - In millions of reais

	2003		2004

	March	June	March	June

Allowance for loan losses - PDD (A)	3,902	4,109	4,192	4,213
Credit operations (B)	49,655	53,048	54,894	58,402
PDD on credit operations (A/B)	7.9%	7.7%	7.6%	7.2%

Ratio of PDD Coverage to Abnormal Course Credits (D to H)

	In millions of reais

	2003		2004

	March	June	March	June

Total provisions (1)	3,902	4,109	4,192	4,213
Abnormal course credits (D to H) (2)	2,742	2,871	2,724	2,649
PDD coverage ratio (1/2)	142.3%	143.1%	153.9%	159.0%

• Commissions and Fees

	In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Checking account	245	265	510	314	316	630
Cards	201	193	394	240	242	482
Fund management	110	136	246	207	216	423
Collection	139	146	285	150	151	301
Credit operations	129	142	271	166	205	371
Interbank charges	63	61	124	63	63	126
Collection of taxes	45	45	90	50	50	100
Custody and brokerage services	8	10	18	14	17	31
Consortium purchase plan management fees	-	4	4	15	20	35
Other	77	81	158	100	95	195

Total	1,017	1,083	2,100	1,319	1,375	2,694

• Administrative and Personnel Expenses

	In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Third-party services	176	193	369	196	218	414
Communications	149	151	300	162	155	317
Depreciation and amortization	128	138	266	123	118	241
Financial system services	84	85	169	97	102	199
Publicity and advertising	69	81	150	110	86	196
Transport	80	87	167	94	88	182
Leasing	68	62	130	77	83	160
Rents	67	67	134	75	75	150
Data processing	60	65	125	58	71	129
Maintenance and repairs	53	61	114	60	68	128
Materials	40	43	83	38	35	73
Water, electricity and gas	28	28	56	34	31	65
Travel	14	15	29	14	13	27
Other	85	77	162	70	73	143
Administrative expenses	1,101	1,153	2,254	1,208	1,216	2,424
Remuneration	524	577	1,101	614	613	1,227
Benefits	201	240	441	236	243	479
Social charges	185	206	391	227	229	456
Employee profit sharing	42	38	80	45	39	84
Training	10	20	30	10	11	21
Other	91	67	158	45	99	144
Personnel expenses	1,053	1,148	2,201	1,177	1,234	2,411

Total administrative and personnel expenses	2,154	2,301	4,455	2,385	2,450	4,835

• Human Resources

At June 30, 2004, Bradesco’s employees, including staff at the subsidiaries, totaled 74,784. The following table presents the growth in the Bradesco headcount:

	December						2004

	1998	1999	2000	2001	2002	2003	March	June

Banco Bradesco	47,233	47,521	49,177	51,633	53,732	59,430	63,362	62,245
Subsidiaries	7,501	7,301	6,575	6,943	8,729	9,407	10,649	10,601
Subtotal Bradesco	54,734	54,822	55,752	58,576	62,461	68,837	74,011	72,846

Banco BCN	5,024	4,784	4,780	5,857	6,105	5,203	-	-
Subsidiaries	1,408	1,099	1,172	1,280	1,504	1,741	-	-
Subtotal BCN	6,432	5,883	5,952	7,137	7,609	6,944	-	-

Banco Baneb	-	2,756	2,514	-	-	-	-	-
Subsidiaries	-	50	-	-	-	-	-	-
Subtotal Baneb	-	2,806	2,514	-	-	-	-	-

Banco Boavista	-	-	1,564	-	-	-	-	-
Subsidiaries	-	-	22	-	-	-	-	-
Subtotal Boavista	-	-	1,586	-	-	-	-	-

Banco Mercantil	-	-	-	-	3,970	-	-	-
Subsidiaries	-	-	-	-	353	-	-	-
Subtotal Mercantil	-	-	-	-	4,323	-	-	-

Total not including BEM/Zogbi	61,166	63,511	65,804	65,713	74,393	75,781	74,011	72,846

Banco BEM	-	-	-	-	-	-	502	488
Subsidiaries	-	-	-	-	-	-	80	6
Subtotal BEM	-	-	-	-	-	-	582	494

Banco Zogbi	-	-	-	-	-	-	83	3

Subsidiaries	-	-	-	-	-	-	1,514	1,441

Subtotal Zogbi	-	-	-	-	-	-	1,597	1,444

Total	61,166	63,511	65,804	65,713	74,393	75,781	76,190	74,784

Employee benefits offered by Bradesco include, among others, health insurance and dental care, as well as a supplementary retirement pension plan.

Human Resources
June/2004

BY AGE		BY GENDER		BY EDUCATIONAL BACKGROUND		BY YEARS OF SERVICE WITH BRADESCO		BY MANAGERIAL POSITION

Younger than 30	44%					Less than 5 years	40%
				High School	32%
From 31 to 40	38%	Men	54%			From 6 to 10 years	11%	Non-managerial	52%
				University	67%
From 41 to 50	16%	Women	46%			From 11 to 20 years	38%	Managerial	48%
				Other	1%
Older than 50	2%					More than 20 years	11%

Personnel Expenses

Bradesco’s accumulated personnel expenses totaled R$ 2,411 million for the first half of 2004, including expenses for remuneration, social charges, benefits, training, employee profit sharing and others.

The following pie graph presents the percentage share of each item in relation to total Bradesco personnel expenditure:

Composition of Personnel Expenses
1st Half of 2004

Personnel Expenses by Business Segment
1st Half of 2004

Training

The Staff Training Department has created and deploys specific professional capacity building and enhancement programs providing employees with technical and behavioral skills, in sync with the Organization’s needs and market requirements.

Designed to provide ongoing improvement and quality staff training activities, this area is ISO 9001:2000 certified, guaranteeing that course requests are approved and that employees are satisfied with the programs offered and that training activities are efficient.

The desire to offer tools which permit employee self-development Organization-wide, prompted Bradesco to implement online training in January 2000. This system called TreiNet, offers 27 courses with 331,838 employee participations. In 2004, 2 more technical and 10 behavioral programs were made available.

In May, the Human Resources and Marketing departments of the Bradesco Insurance Group launched, in partnership, the Insurance Universe - Universeg – for brokers selling the companies’ products. Courses are offered in-class or online, via TreiNetSeg, TreiNetPrev and TreiNetCapi with specific courses for the Insurance, Private Pension Plan and Savings Bond areas.

In order to comply with related legislation, joint actions with the marketing area were required to promote internal-marketing campaigns encouraging staff to participate in courses covering money laundering prevention and internal controls via TreiNet. In addition, written material a was distributed to all staff and 4 specific training films in video widely shown.

In compliance with Resolution 3158/03, of the National Monetary Council, preparatory programs for the compulsory Investment Product Certification Exam, were implemented by the Bank. These programs are specifically designed for our specialists in investments responsible for providing investment advice in the branch network and to institutional investors. During the period some 1,400 of our professionals successfully sat this exam.

From 1996, in partnership with educational institutions such as FIA, FIPE, FGV and Ibmec, 829 of the Organization’s employees obtained MBAs or other post-graduate degrees and specialization courses. In June 2004, two groups concluded their MBAs in banking business, designed for branch managers Organization-wide and developed in partnership with FGV - São Paulo and FGV - Rio de Janeiro, with 60 professionals qualified.

During the period from January to June 2004, 697 courses were given in 6,637 groups, with 215,463 employee participations and a total of 2,601,680 hours spent in training, as well as investments of R$ 21.3 million.

Increase in Employee Training Participation
Thousand Participations

Total Amount Invested in Training
In millions of reais

• Operating Efficiency

	In millions of reais

	Year					1H04(*)

	1999	2000	2001	2002	2003

Personnel expenses	2,784	3,221	3,549	4,076	4,780	4,990
Employee profit sharing	(104)	(112)	(160)	(140)	(171)	(175)
Other administrative expenses	2,567	2,978	3,436	4,028	4,814	4,984
Total (1)	5,247	6,087	6,825	7,964	9,423	9,799
Financial margin = Gross income from financial intermediation less PDD	7,494	7,839	10,109	11,472	12,778	13,212
Commissions and fees	2,100	3,043	3,473	3,712	4,557	5,151
Income from insurance premiums, private pension plans and savings bonds	5,975	6,920	8,959	10,135	11,726	12,291
Variation in technical reserves for insurance, pension plans and savings bonds	(2,342)	(3,001)	(3,492)	(2,785)	(3,670)	(3,578)
Claims - insurance operations and savings bond draws and redemptions	(2,844)	(2,866)	(3,996)	(4,336)	(5,080)	(5,704)
Insurance and pension plan selling expenses	(635)	(645)	(689)	(667)	(762)	(816)
Expenses with pension plan benefits and redemptions	(558)	(913)	(1,370)	(1,689)	(2,363)	(2,635)
Equity in the earnings of associated companies	127	156	71	65	5	160
Other operating expenses	(1,296)	(1,376)	(1,831)	(3,148)	(2,704)	(2,945)
Other operating income	1,070	903	1,326	1,321	2,164	1,169
Total (2)	9,091	10,060	12,560	14,080	16,651	16,305
Efficiency ratio (%) = (1/2)	57.7	60.5	54.3	56.6	56.6	60.1

(*)	Amounts accumulated over prior 12-month period.

Operating Efficiency Ratio (%)

The variation in the operating efficiency ratio (accumulated for the 12-month period) from 56.6% (December 2003) to 60.1% (June 2004) reflects the increase in operating costs generated by the synergy process of the institutions acquired in prior periods, in particular, the integration of BCN by Bradesco on February 25, 2004.

We also stress, in 2Q04, the negative impact of extraordinary provisions recorded mainly for IBNR and labor and civil contingencies. Disregarding the extraordinary events, the operating efficiency ratio would be 58.7%.

Expenditure Appraisal Committee

In the pursuit of enhanced cost control and the adoption of strategies, policies and measures designed to restrain expenditure, in March 2004, Bradesco created the Expenditure Appraisal Committee, responsible for monitoring administrative and personnel expenses and expenditure with capitalization and analyzing their origin with the related areas, seeking to obtain a maximum cost to benefit ratio.

The Committee, in sync with good corporate governance practices, is an important tool, as a result of its permanent activity and capacity to anticipate events, for improving and enhancing processes, capable of carrying out an in-depth analysis of Bradesco’s costs, from all standpoints and producing savings which reflect positively on the Organization’s results.

• Activity-Based Costing

As part of the Organization’s ongoing pursuit to optimize its results and performance, our cost management model will be supported by Activity-Based Costing (ABC) methodology which has already provided, among others, support for studies relating to the formation and negotiation of banking charges, costing information for performance and decision-making support management and for customer profitability purposes, and for the formation of a database for analyses regarding the unification and rationalization of the Bank’s different units.

The Organization is currently implementing ABM (Activity-Based Management) methodology which will rapidly lead to cost prevention practices and a pro-active approach as regards the identification of opportunities. Thus, at the same time as we improve our processes, we are also able to seamlessly integrate operating performance with strategic objectives, in the pursuit to create and/or sustain competitive advantages and value for both our customers and stockholders.

Accordingly, the future mission of the activity-based management model is to provide ongoing support for planning and controlling the Bank’s business processes and to promote the permanent improvement of operating and tactical issues and to provide a firm basis for their strategic gearing.

2 – Consolidated Equity Analysis

• Balance Sheet by Currency and Exchange Exposure at June 30, 2004 - In millions of reais

	Balance Sheet	Currency

		Local	Foreign (1)(2)

ASSETS
Current and long-term receivables	170,983	139,002	31,981
Funds available	2,222	1,954	268
Interbank investments	20,529	16,531	3,998
Securities and derivative financial instruments	56,212	47,062	9,150
Interbank and interdepartmental accounts	14,683	14,675	8
Credit and leasing operations	47,488	40,289	7,199
Other receivables and assets	29,849	18,491	11,358
Permanent assets	5,271	4,802	469
Investments	1,006	541	465
Property and equipment in use and leased assets	2,326	2,322	4
Deferred charges	1,939	1,939	-
Total assets	176,254	143,804	32,450
LIABILITIES
Current and long-term liabilities	162,500	134,487	28,013
Deposits	64,133	60,347	3,786
Deposits received under security repurchase agreements	16,746	15,584	1,162
Funds from issuance of securities	7,080	1,880	5,200
Interbank and interdepartmental accounts	1,090	414	676
Borrowings and onlendings	16,817	7,312	9,505
Derivative financial instruments	785	785	-
Technical reserves for insurance, private pension plans
and savings bonds	29,478	29,450	28
Other liabilities
- Subordinated debt	6,181	2,874	3,307
- Other	20,190	15,841	4,349
Deferred income	38	38	-
Minority interest in subsidiaries	66	66	-
Stockholders' equity	13,650	13,650	-
Total	176,254	148,241	28,013

Net position of assets and liabilities			4,437
Net position of derivatives (2)			(4,477)
Other memorandum accounts, net (3)			(490)
Net exchange position (liability)			(530)

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding operations maturing in D +1, to be settled in currency at June 30, 2004 price levels.
(3)	Leasing commitments and others are controlled in memorandum accounts.

• Balance Sheet by Maturity at June 30, 2004 - In millions of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	Total

ASSETS
Current assets and long-term receivables	103,022	17,557	13,299	37,105	-	170,983
Funds available	2,222	-	-	-	-	2,222
Interbank investments	18,958	630	324	617	-	20,529
Securities and derivative financial
instruments (1)	39,737	777	3,829	11,869	-	56,212
Interbank and interdepartmental accounts	14,392	7	8	276	-	14,683
Credit and leasing operations	8,288	15,482	7,784	15,934	-	47,488
Other receivables and assets	19,425	661	1,354	8,409	-	29,849
Permanent assets	58	292	351	2,960	1,610	5,271
Investments	-	-	-	-	1,006	1,006
Property and equipment in use and leased assets	20	102	123	1,477	604	2,326
Deferred charges	38	190	228	1,483	-	1,939
Total	103,080	17,849	13,650	40,065	1,610	176,254
LIABILITIES
Current and long-term liabilities	93,024	14,288	10,301	44,887	-	162,500
Deposits(2)	39,809	6,194	4,024	14,106	-	64,133
Deposits received under security repurchase
agreements	14,851	75	473	1,347	-	16,746
Funds from the acceptance and issuance of
securities	1,964	1,826	483	2,807	-	7,080
Interbank and interdepartmental accounts	1,090	-	-	-	-	1,090
Borrowings and onlendings	1,913	4,695	4,224	5,985	-	16,817
Derivative financial instruments	712	22	37	14	-	785
Technical reserves for insurance, private
pension plans and savings bonds (2)	18,209	705	260	10,304	-	29,478
Other liabilities:
- Subordinated debt	51	23	-	6,107	-	6,181
- Other	14,425	748	800	4,217	-	20,190
Deferred income	38	-	-	-	-	38
Minority interest in subsidiaries	-	-	-	-	66	66
Stockholders' equity	-	-	-	-	13,650	13,650
Total	93,062	14,288	10,301	44,887	13,716	176,254
Accumulated net assets in 2004	10,018	13,579	16,928	12,106	-	-
Accumulated net assets in 2003	11,543	19,827	21,591	11,507	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)

Demand and savings account deposits and technical reserves for insurance and private pension plans, comprising VGBL and PGBL products, are classified as up to 30 days without considering average historical turnover.

• Comparative Balance Sheet - In millions of reais

ASSETS	June 2003	June 2004	% Variation	March 2004	June 2004	% Variation

Current assets and long-term receivables	149,316	170,983	14.5	155,590	170,983	9.9
Funds available	1,773	2,222	25.3	2,285	2,222	(2.8)
Interbank investments	20,996	20,529	(2.2)	19,232	20,529	6.7
Securities and derivative financial instruments	42,796	56,212	31.3	53,152	56,212	5.8
Interbank and interdepartmental accounts	15,024	14,683	(2.3)	12,883	14,683	14.0
Restricted deposits:
Brazilian Central Bank	13,792	13,637	(1.1)	12,422	13,637	9.8
Other	1,232	1,046	(15.1)	461	1,046	126.9
Credit and leasing operations	42,519	47,488	11.7	44,120	47,488	7.6
Credit and leasing operations	46,436	51,511	10.9	48,136	51,511	7.0
Allowance for loan and leasing losses	(3,917)	(4,023)	2.7	(4,016)	(4,023)	0.2
Other receivables and assets	26,208	29,849	13.9	23,918	29,849	24.8
Foreign exchange portfolio	13,131	15,126	15.2	9,542	15,126	58.5
Other receivables and assets	13,269	14,913	12.4	14,552	14,913	2.5
Allowance for losses	(192)	(190)	(1.0)	(176)	(190)	8.0
Permanent assets	5,173	5,271	1.9	5,381	5,271	(2.0)
Investments	494	1,006	103.6	847	1,006	18.8
Property and equipment in use and leased assets	2,666	2,326	(12.8)	2,377	2,326	(2.1)
Deferred charges	2,013	1,939	(3.7)	2,157	1,939	(10.1)
Deferred charges	562	540	(3.9)	534	540	1.1
Goodwill on acquisition of subsidiaries, net of amortization	1,451	1,399	(3.6)	1,623	1,399	(13.8)

Total	154,489	176,254	14.1	160,971	176,254	9.5

LIABILITIES	June 2003	June 2004	% Variation	March 2004	June 2004	% Variation

Current and long-term liabilities	141,823	162,500	14.6	147,251	162,500	10.4
Deposits	56,822	64,133	12.9	59,186	64,133	8.4
Demand deposits	11,525	13,541	17.5	12,605	13,541	7.4
Savings deposits	20,736	22,457	8.3	21,929	22,457	2.4
Interbank deposits	40	47	17.5	63	47	(25.4)
Time deposits	24,521	28,088	14.5	24,589	28,088	14.2
Deposits received under security repurchase agreements	18,569	16,746	(9.8)	15,084	16,746	11.0
Funds from acceptance and issuance of securities	5,745	7,080	23.2	6,561	7,080	7.9
Securities issued abroad	5,038	5,989	18.9	5,472	5,989	9.4
Other resources	707	1,091	54.3	1,089	1,091	0.2
Interbank and interdepartmental accounts	1,735	1,090	(37.2)	1,180	1,090	(7.6)
Borrowings and onlendings	14,572	16,817	15.4	15,816	16,817	6.3
Borrowings	7,711	8,895	15.4	7,797	8,895	14.1
Onlendings	6,861	7,922	15.5	8,019	7,922	(1.2)
Derivative financial instruments	310	785	153.2	339	785	131.6
Technical reserves for insurance, private pension plans and savings bonds	22,732	29,478	29.7	27,947	29,478	5.5
Other liabilities	21,338	26,371	23.6	21,138	26,371	24.8
Foreign exchange portfolio	7,854	8,750	11.4	4,546	8,750	92.5
Taxes and social security contributions, social
and statutory payables	4,642	4,771	2.8	4,633	4,771	3.0
Subordinated debt	3,338	6,181	85.2	5,141	6,181	20.2
Sundry	5,504	6,669	21.2	6,818	6,669	(2.2)
Deferred income	37	38	2.7	27	38	40.7
Minority interest in subsidiaries	107	66	(38.3)	68	66	(2.9)
Stockholders’ equity	12,522	13,650	9.0	13,625	13,650	0.2

Total	154,489	176,254	14.1	160,971	176,254	9.5

• Equity Analysis - In millions of reais

Funds Available

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

1,773	2,222	25.3	2,285	2,222	(2.8)

This increase reflects mainly the increase in the volume of local currency cash funds.			The volume of foreign currency cash funds decreased by R$ 260, partially offset by the increase in the volume of local currency cash funds.

Interbank Investments

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

20,996	20,529	(2.2)	19,232	20,529	6.7

The variation in this account balance for the period reflects for the most part: (i) the decrease in the third-party portfolio position of open market investments, down by R$ 3,156, partially offset by: (ii) the increase in interbank investments up by R$ 2,010; and (iii) increase in the own portfolio position of open market investments up by R$ 631.

This growth mainly reflects: (i) increase in the third-party portfolio position of open market investments, up by R$ 1,052; and (ii) increase in the own portfolio position of open market investments, up by R$ 134.

Securities (TVM) and Derivative Financial Instruments

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

42,796	56,212	31.3	53,152	56,212	5.8

The increase for the period is due substantially to: (i) additional funds derived from the increase in funding, particularly deposits and technical reserves, as well as issuance of securities (subordinated and securitized debt); (ii) by positive exchange variation of 8.20% for the period, impacting foreign-currency indexed and/or denominated securities; partially mitigated by: (iii) redemption/maturity of securities during the period.

Growth for the quarter is mainly derived from: (i) additional funds derived from the increase in funding, particularly deposits and technical reserves; (ii) issuance of subordinated debt; and (iii) by positive exchange variation of 6.84% for the quarter, impacting foreign-currency indexed and/or denominated securities; partially mitigated by redemption/maturity of securities during the quarter.

Interbank and Interdepartmental Accounts

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

15,024	14,683	(2.3)	12,883	14,683	14.0

The decrease reflects mainly the reduction in compulsory Brazilian Central Bank (BACEN) deposits, as a result of the change in the compulsory deposit rate on demand deposits from 60% in June/03 to 45% in June/04, partially offset by the increase in the average volume of demand and savings deposits for the period.
			The variation reflects substantially the increase in compulsory BACEN deposits, as a result of the increase in the average volume of demand deposits for the quarter.

Credit and Leasing Operations

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

53,048	58,402	10.1	54,894	58,402	6.4

The growth was mainly derived from: (i) increase in the demand for credit, in particular, auto financing in the individual consumer segment and rural credit in the corporate segment; (ii) positive exchange variation of 8.20% for the period, affecting foreign-currency indexed and/or denominated contracts; (iii) consolidation of Banco Zogbi and Banco BEM; (iv) contract adjustments; and was partially offset by: (v) contract settlements.
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses, as described in Note 12 to the financial statements.

The variation for the quarter reflects substantially: (i) increase in the demand for credit, in particular, rural credit both in the individual and corporate segments and auto financing in the consumer segment; (ii) positive exchange variation of 6.84% for 2Q04, affecting foreign-currency indexed and/or denominated contracts; (iii) contract adjustments; and was partially offset by: (iv) contract settlements.
N.B. Includes advances on foreign exchange contracts and other receivables and does not include the allowance for loan losses.

Allowance for Loan Losses (PDD)

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

4,109	4,213	2.5	4,192	4,213	0.5

During the period, the ratio of total PDD to the credit portfolio dropped from 7.7% in June/2003 to 7.2% in June/2004, and the ratio of allowance coverage to the abnormal course credit portfolio, rated from D to H, increased from 143.1% in June/03 to 159.0% in June/04. These ratios evidence the improvement in credit portfolio quality as a result of our safe, selective and consistent credit granting strategy. Amounts of R$ 2,130 and R$ 2,102 were recorded as allowance for loan losses and amounts written-off, respectively, during the period. Excess allowance in relation to minimum requirements increased from R$ 817 in June/03 to R$ 905 in June/04.

The ratio of PDD to the credit portfolio dropped from 7.6% in 1Q04 to 7.2% in 2Q04 and the ratio of allowance to the abnormal course credit portfolio, rated from D to H, increased from 153.9% in 1Q04 to 159.0% in 2Q04, reflecting the quality of the portfolio. During the quarter, PDD was recorded in the amount of R$ 514 and an amount of R$ 493 was written off. Excess allowance in relation to minimum requirements increased from R$ 884 in 1Q04 to R$ 905 in 2Q04.

Other Receivables and Assets

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

25,602	29,407	14.9	23,402	29,407	25.7

This variation is mainly due to the increase in the volume of the fx portfolio and to positive exchange variation of 8.20% for the period, as well as the increase in credit card transactions.
N.B. This total is less (net of corresponding PDD) an amount of R$ 606 in June/03 and R$ 442 in June/04, allocated to the “Credit and leasing operations” and “Allowance for loan losses” accounts.

This fluctuation reflects substantially the increase in the volume of the fx portfolio and the positive exchange variation of 6.84% in 2Q04.
N.B. This total is less (net of corresponding PDD) an amount of R$ 516 in March/04 and R$ 442 in June/04, allocated to the “Credit and leasing operations” and “Allowance for loan losses” accounts.

Permanent Assets

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

5,173	5,271	1.9	5,381	5,271	(2.0)

The variation for the period was mainly due to: (i) increase as a result of the transfer of the investment in Banco Espírito Santo (BES) from current to permanent assets – R$ 380; partially offset by: (ii) non-consolidation of permanent assets of Latasa - R$ 306, following its sale in December/03.

The decrease for the quarter reflects for the most part amortization of goodwill in subsidiaries - R$ 227, of which R$ 135 was amortized on an extraordinary basis, partially offset by increased equity in earnings determined in associated companies, in particular, the investment in IRB-Brasil Resseguros S.A.

Demand Deposits

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

11,525	13,541	17.5	12,605	13,541	7.4

This increase is mainly derived from the increase in the number of customers.			This increase reflects substantially the increase in the number of customers.

Savings Deposits

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

20,736	22,457	8.3	21,929	22,457	2.4

This increase reflects mainly: (i) remuneration of deposits (TR + 0.5% p.m.) - 9.12% for the period; (ii) increase in the number of customers; and was partially offset by (iii) withdrawals for the period.

This increase reflects substantially: (i) increase in the number of customers; (ii) remuneration of deposits (TR + 0.5% p.m.) - 1.93% for the quarter; and was partially offset by (iii) withdrawals in 2Q04.

Time Deposits

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

24,521	28,088	14.5	24,589	28,088	14.2

The increase was due to the volume of remuneration appropriated mainly by institutional investors, net of redemptions made during the period.			The increase reflects substantially the volume of remuneration appropriated by institutional investors, net of redemptions made during the period.

Interbank Deposits

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

40	47	17.5	63	47	(25.4)

This growth reflects the increase in interbank funding within the financial system.			This variation reflects the decrease in interbank funding within the financial system.

Deposits Received Under Security Repurchase Agreements

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

18,569	16,746	(9.8)	15,084	16,746	11.0

The variation in this account balance for the period was due mostly to: (i) decrease in the third-party portfolio – R$ 3,140; partially offset by: (ii) increase in own portfolio – R$ 1,217.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 9,452 (June/03) and R$ 8,537 (June/04).

The increase in this account balance for the quarter was due mostly to: (i) increase in the third-party portfolio – R$ 1,068; and (ii) increase in own portfolio - R$ 494.
N.B. Includes investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies included in the consolidated financial statements in the amounts of R$ 8,108 (March/04) and R$ 8,537 (June/04).

Funds from Issuance of Securities

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

5,745	7,080	23.2	6,561	7,080	7.9

This increase mainly reflects: (i) positive exchange variation of 8.20% for the period, impacting securities issued abroad; (ii) new securities issued abroad (securitization of the future flows of payment orders and credit card bills); and partially offset by: (iii) settlement of eurobond issues.

This growth was mainly due to: (i) positive exchange variation of 6.84% for 2Q04, impacting securities issued abroad; and (ii) new securities issued abroad (commercial paper and eurobonds), net of payments.

Interbank and Interdepartmental Accounts

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

1,735	1,090	(37.2)	1,180	1,090	(7.6)

The variation was mainly generated by a lower volume of unsettled collection and money orders in June/04 as compared to June/03.			The variation was due mainly to the lower volume of unsettled collection and money orders in 2Q04.

Borrowings and Onlendings

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

14,572	16,817	15.4	15,816	16,817	6.3

The oscillation mainly reflects: (i) positive exchange variation of 8.20% for the period, affecting the foreign borrowings and onlendings account, indexed and or denominated in foreign currency; (ii) the increase in the volume of funds obtained in Brazil via onlendings from BNDES/FINAME; and (iii) new funding transactions abroad during the period.
			The oscillation reflects the increase in the foreign loans account, in the amount of R$ 1,091, derived from positive exchange variation of 6.84% in 2Q04 and new funding transactions.

Other Liabilities and Derivative Financial Instruments

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

27,462	33,415	21.7	27,543	33,415	21.3

The increase was due for the most part to: (i) new issuance of subordinated debt in foreign currency; (ii) increase in the volume of the fx portfolio; and (iii) positive exchange variation of 8.20% for the period.
N.B. Excludes advances on foreign exchange contracts of R$ 5,814 and R$ 6,259, allocated to the specific account in credit operations in June/03 and June/04, respectively.

The increase for the quarter was mainly due to: (i) increase in the volume of the fx portfolio - R$ 4,204; (ii) new issuance of subordinated debt in foreign currency – R$ 855; and (iii) positive exchange variation of 6.84% in 2Q04.
N.B. Excludes advances on foreign exchange contracts of R$ 6,065 and R$ 6,259, allocated to the specific account in credit operations in March/04 and June/04, respectively.

Technical Reserves for Insurance, Private Pension Plans and Savings Bonds

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

22,732	29,478	29.7	27,947	29,478	5.5

The variation for the period reflects mainly the increased sales of private supplementary pension plans and insurance policies, in particular, PGBL and VGBL products, for which reserves were accordingly recorded.

The variation for the quarter reflects mainly the increase in the sale of private supplementary pension plans and insurance policies, especially, PGBL and VGBL products, for which reserves were accordingly recorded.

Minority Interest in Subsidiaries

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

107	66	(38.3)	68	66	(2.9)

The decrease for the period was mainly due to the sale of our stake in Sete Quedas Empreendimentos Imobiliários e Participações Ltda. and BEA.			This decrease was mainly due to a lower amount of minority interest in results determined for 2Q04.

Stockholders’ Equity

June/2003	June/2004	% Variation	March/2004	June/2004	% Variation

12,522	13,650	9.0	13,625	13,650	0.2

This variation reflects substantially: (i) appropriation of net income for the period - R$ 2,529, mark-to-market adjustment of securities and derivatives - R$ 15 and others - R$ 2; and offset by interest attributed to own capital, paid and accrued - R$ 1,365 and acquisition of own shares - R$ 53.

The variation was due to the appropriation of net income for 2Q04 - R$ 641, offset by interest attributed to own capital, paid and accrued - R$ 326, and by the decrease in the reserve for mark-to-market adjustment of securities and derivatives - R$ 290.

• Securities - In millions of reais

Consolidated Portfolio Composition by Issuer at June 30, 2004 (1)

Securities (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/Book value (4), (5) and (6)	Restated cost value	Mark-to-market adjustment

GOVERNMENT SECURITIES	1,921	3,050	7,674	28,044	40,689	41,159	(470)
Financial Treasury Notes	1,023	2,432	1,501	13,379	18,335	18,344	(9)
National Treasury Bonds	301	90	5,921	370	6,682	6,710	(28)
Federal Treasury Notes	304	343	252	7,557	8,456	8,478	(22)
Brazilian foreign debt notes	206	-	-	6,358	6,564	6,947	(383)
Central Bank Notes	5	64	-	58	127	121	6
Other	82	121	-	322	525	559	(34)

CORPORATE BONDS	3,135	242	101	3,508	6,986	6,560	426
Debentures	108	3	11	1,147	1,269	1,326	(57)
Shares	1,827	-	-	-	1,827	1,338	489
Certificates of Bank Deposit	201	98	4	817	1,120	1,121	(1)
Corporate bonds abroad	26	27	62	1,385	1,500	1,503	(3)
Derivative financial
instruments	718	73	11	16	818	807	11
Other	255	41	13	143	452	465	(13)
PURCHASE AND SALE
COMMITMENTS (3)	241	3,004	33	5,259	8,537	8,537	-

Total at June 30, 2004	5,297	6,296	7,808	36,811	56,212	56,256	(44)

Total at June 30, 2003	8,840	4,276	7,177	22,502	42,795	42,609	186

Composition by Maturity at June 30, 2004

Securities (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/Book value (4), (5) and (6)	Restated cost value	Mark-to-market adjustment

Trading securities (2)	2,854	5,802	7,453	25,365	41,474	41,596	(122)

Financial Treasury Notes	1,008	2,124	1,411	13,117	17,660	17,663	(3)
Purchase and Sale Commitments (3)	241	3,004	33	5,259	8,537	8,537	-
National Treasury Bonds	301	90	5,915	365	6,671	6,699	(28)
Federal Treasury Notes	303	343	19	3,908	4,573	4,606	(33)
Debentures	106	3	11	772	892	920	(28)
Certificates of Bank Deposit	22	36	2	809	869	869	-
Brazilian foreign debt notes	27	-	-	714	741	754	(13)
Shares	533	-	-	-	533	533	-
Other	313	202	62	421	998	1,015	(17)

Securities available for sale (2)	1,669	422	254	7,061	9,406	9,338	68

Brazilian foreign debt notes	125	-	-	4,204	4,329	4,700	(371)
Corporate bonds abroad	26	-	-	1,315	1,341	1,351	(10)
Shares	1,293	-	-	-	1,293	804	489
Federal Treasury Notes	-	-	143	722	865	855	10
National Treasury Bonds	15	308	90	261	674	680	(6)
Debentures	2	-	-	375	377	406	(29)
Brazilian foreign debt notes	178	62	3	8	251	251	-
Other	30	52	18	176	276	291	(15)

Securities held to maturity (7)	55	-	90	4,370	4,515	4,515	-

Federal Treasury Notes	-	-	90	2,926	3,016	3,016	-
Brazilian foreign debt notes	54	-	-	1,441	1,495	1,495	-
Central Bank Notes	1	-	-	-	1	1	-
Other	-	-	-	3	3	3

Derivative financial instruments	718	73	11	16	818	807	11

Total at June 30, 2004	5,296	6,297	7,808	36,812	56,213	56,256	(43)

Total at June 30, 2003	8,840	4,276	7,177	22,503	42,796	42,610	186

Derivative financial instruments (Liabilities)

Total at June 30, 2004	(712)	(22)	(37)	(13)	(784)	(774)	(10)

Total at June 30, 2003	(226)	(29)	(27)	(28)	(310)	(286)	(24)

(1)	Investments in fund quotas were distributed based on the securities comprising their portfolios maintaining the fund category classification.
(2)

Securities of Banco BEM, in the amount of R$ 521 million, mainly financial treasury notes, classified as securities held to maturity, were reclassified at June 30, 2004, R$ 499 million of which to trading securities, decreasing results by R$ 7 million, net of tax effects and R$ 22 million to securities available for sale, decreasing the specific stockholders’ equity account by R$ 4 million, net of tax effects. In Banco Zogbi, equity securities in the amount of R$ 5 million, classified as trading securities, were transferred to securities available for sale, pursuant to BACEN Circular 3068/2001, in line with the portfolio profile of Banco Bradesco, the bank’s new parent company.

(3)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

(4)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(5)

This column reflects book value subsequent to mark-to-market adjustment, except for securities held to maturity, the market value of which is higher than purchase cost by R$ 762 million (in June 2003 - R$ 241 million).

(6)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

(7)

In compliance with the provisions of Article 8 of BACEN Circular 3068/2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations at the base date of June 30, 2004.

Summary of the Classification of Securities at June 30, 2004

	Financial	Insurance/ Savings Bond	Private Pension Plan	Other Activities	Total	%

Trading securities	14,857	4,236	22,296	85	41,474	73.8
Securities available for sale	6,899	1,229	1,257	21	9,406	16.7
Securities held to maturity	1,589	-	2,926	-	4,515	8.0
Derivative financial instruments	817	-	-	1	818	1.5

Total at June 30, 2004	24,162	5,465	26,479	107	56,213	100.0

Total at June 30, 2003	18,395	3,890	20,344	167	42,796	100.0

• Credit Operations

We present below the composition of the credit portfolio by type of operation and economic activity sector.

By Type of Operation - In millions of reais

	2003		2004

	March	June	March	June

Discount of trade receivables and other loans	23,119	24,826	24,542	25,731
Financings	14,862	16,082	17,727	18,815
Rural and agribusiness loans	3,899	4,007	4,493	5,613
Leasing operations	1,442	1,521	1,375	1,352
Advances on foreign exchange contracts	5,733	5,814	6,065	6,259
Credit operations - Subtotal	49,055	52,250	54,202	57,770
Other receivables	600	798	692	632
Total credit operations	49,655	53,048	54,894	58,402

Sureties and guarantees recorded in
memorandum accounts	4,308	5,581	6,480	6,751

By Economic Activity Sector - In millions of reais

	2004

	March	%	June	%

Public Sector	473	0.8	608	1.0
Private Sector	54,421	99.2	57,794	99.0
Manufacturing	17,544	32.0	18,530	31.7
Commerce	7,942	14.5	8,698	14.9
Financial intermediation	844	1.5	846	1.5
Services	10,830	19.7	10,800	18.5
Agriculture, livestock raising, fishing, forest
development and management	808	1.5	1,092	1.9
Consumers	16,453	30.0	17,828	30.5

Total	54,894	100.0	58,402	100.0

By Segment

At the end of the first half of 2004, 99.0% of the credit portfolio was directed to the private sector, with no significant movement compared with the prior quarter. By economic activity sector, manufacturing maintained the majority of credit volume, with a 31.7% share of total operations, particularly food and beverage, steel, metal products and mechanics. Credits directed to the service sector, including financial intermediaries, comprised 20.0%, whereas commerce and farming/livestock activities recorded a 14.9% and 1.9% portfolio share, respectively. Loans to consumers comprised 30.5% of the portfolio.

Portfolio Performance

Performance of the credit portfolio for the second quarter of 2004 reflected, albeit timidly, the continuing expansion of economic activity, evidenced by the ongoing good export sector performance and gradual recovery of internal demand.

Specifically in the case of consumers, increased consumption is related to the recovery of employment levels and income, especially in regions outside of major urban centers, prompting a greater volume of financing of consumer durables and personal credit operations, in particular those discounted directly from payroll.

As a result, the balance of Bradesco’s consolidated credit portfolio at June 30 totaled R$ 58.4 billion, an increase of 6.4%, as compared to March 31, or 10.1%, annualized.

In the second half of 2004, economic growth is expected to gain rhythm, also considering seasonal factors, and the projected increase in consumption and private investment should have a positive effect on credit expansion and the country’s GNP.

Composition of the Credit Portfolio by Risk Levels

The classification and quality of the credit portfolio by risk level, at the end of June 2004, remained stable in comparison with the first quarter of 2004. The operations concentrated from levels AA to C, classified by BACEN as normal course operations, totaled 91.3% of the accumulated balance. 2.8% of operations were classified at risk administration level D and will remain so until this risk is reduced or guarantees with greater liquidity are obtained. Only 5.9% were considered to be abnormal course operations, subject to partial loss after the application of customary recovery procedures. The maintenance of these rates reflects the Bank’s permanent use of credit assessment and monitoring instruments.

By Rating – In millions of reais

Risk Level	Portfolio Balance	Accumulated Percentage (1)	Minimum Requirement				Additional Allowance (4)	Existing Allowance

			Specific (2)		Generic (3)	Total

			Past Due	Falling Due

AA	15,966	27.3	-	-	-	-	-	-
A	22,150	65.3	-	-	111	111	66	177
B	5,582	74.8	1	4	51	56	19	75
C	9,611	91.3	5	16	267	288	333	621
D	1,629	94.1	17	26	120	163	211	374
E	416	94.8	38	44	43	125	68	193
F	734	96.0	84	71	212	367	115	482
G	384	96.7	93	74	101	268	93	361
H	1,930	100.0	908	495	527	1,930	-	1,930

Total at June
30, 2004	58,402	-	1,146	730	1,432	3,308	905	4,213

Total at March
31, 2004	54,894	-	1,193	731	1,384	3,308	884	4,192

(1)	On total portfolio.
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification.
(4)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified in the above table according to the corresponding risk levels.

The volume of the allowance for loan losses in June 2004 totaled R$ 4,213 million, corresponding to 7.2% of total credit operations. However, of this amount, only 44.5% effectively comprises overdue operations (past due and falling due), compared to 45.9% in March and the remaining portion is recorded as a precaution only, based on the customers' internal classification or to cover specific and general portfolio risks.

Movement of the Portfolio between June 2003 and June 2004

The performance of the consolidated credit portfolio over the prior twelve months up to June 2004, despite the low level of economic activity, evidences the maintenance of the quality of the assets, in particular as a result of new borrowers, corresponding to an increase of 17.1%, compared to the balance of the credit portfolio up to June 2003.

Portfolio Movement between June 2003 and June 2004

	Borrowers remaining from June 2003		New borrowers between June 2003 and June 2004		Total credit at June 2004

Level	In millions of reais	%	In millions of reais	%	In millions of reais	%

AA to C	44,695	90.6	8,615	94.8	53,309	91.3
D	1,509	3.1	120	1.3	1,629	2.8
E to H	3,105	6.3	358	3.9	3,464	5.9

Total	49,309	100.0	9,093	100.0	58,402	100.0

As a result, the quality of the credits granted to new borrowers during the year has proved satisfactory and accordingly the percentage of credit operations classified as normal course (from AA to C) maintained its customary high level, totaling 91.3% at the end of June 2004, compared to 90.4% at the end of March 2004.

Concentration of Credit Portfolio – In millions of reais

	2003				2004

	March	%	June	%	March	%	June	%

Largest borrower	800	1.6	784	1.5	781	1.4	779	1.3
10 largest borrowers	4,409	8.9	4,871	9.2	5,352	9.7	5,536	9.5
20 largest borrowers	6,959	14.0	7,926	14.9	8,137	14.8	8,497	14.5
50 largest borrowers	12,052	24.3	13,265	25.0	13,073	23.8	14,028	24.0
100 largest borrowers	16,052	32.3	17,305	32.6	17,085	31.1	18,234	31.2

Credit Portfolio Indicators

To facilitate the analysis of the Bank's credit portfolio performance, we present below a comparative summary of the main parameters, based on the rules established by BACEN for recording provisions.

	In millions of reais

	2003		2004

Items	March	June	March	June

Total Credit Operations	49,655	53,048	54,894	58,402
- Consumer	13,422	14,406	16,453	17,828
- Corporate	36,233	38,642	38,441	40,574
Existing Allowance	3,902	4,109	4,192	4,213
- Specific	1,943	2,006	1,924	1,876
- Generic	1,156	1,286	1,384	1,432
- Additional	803	817	884	905

Specific Allowance/Existing Allowance (%)	49.8	48.8	45.9	44.5
Existing Allowance/Total Credit Operations (%)	7.9	7.7	7.6	7.2

Normal Course Operations (from AA to C)/Total Credit Operations (%)	90.8	90.2	90.4	91.3
Operations under risk management (D)/Total Credit Operations (%)	2.8	3.4	3.3	2.8
Abnormal Course Operations (from E to H)/Total Credit Operations (%)	6.4	6.4	6.3	5.9

Credit Operations (D)	1,370	1,841	1,837	1,629
Existing Allowance (D)	372	520	438	374
Allowance/Credit Operations (D) (%)	27.2	28.2	23.8	23,0
Credit Operations (from E to H)	3,223	3,375	3,439	3,464
Existing Provision (from E to H)	2,799	2,939	2,951	2,966
Allowance/Credit Operations (from E to H) (%)	86.8	87.1	85.8	85.6

The figures at the end of June 2004 continue to confirm the low credit risk of the Bradesco portfolio, as a result of its comfortable coverage levels and moreover that the Organization's credit granting strategy is being applied on a secure, selective and consistent basis.

• Funding

Deposits by Maturity - In millions of reais

	2004

	March	June

Days to maturity	Total	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Total

Demand	12,605	13,541	-	-	-	13,541
Savings	21,929	22,456	-	-	-	22,456
Interbank	63	41	6	-	-	47
Time	24,589	3,771	6,188	4,024	14,106	28,089

Total	59,186	39,809	6,194	4,024	14,106	64,133

Demand Deposits - In billions of reais

Savings Accounts

The balance of Bradesco Organization Savings Accounts totaled R$ 22.4 billion in deposits at the end of the first half of 2004, corresponding to a 18.9% market share of the Brazilian Savings and Loan System (SBPE).

Savings Account Deposits - In billions of reais

Share of SBPE (Brazilian Savings and Loan System) - %

Savings Accounts - Million Accounts

• Asset Management

BRAM - Bradesco Asset Management rated Aaa(MQ) by Moody’s

Based on its detailed quality assessment methodology, Moody’s rated BRAM as Aaa(MQ), the highest rating according to the scale defined by this agency. The score was based on Moody’s evaluation that the company presents an excellent management and control environment, enjoys an outstanding and competitive position and has a clearly focused strategic vision, an efficient organizational structure, highly qualified management and work teams, rigorous investment policy and effective operating and risk controls.

This rating confirms Bradesco’s commitment to quality and consistent results.

Net assets - In millions of reais

	2003		2004

	March	June	March	June

Investment funds	54,388	60,949	75,217	78,059
Managed portfolios	9,388	9,279	8,828	8,757

Total	63,776	70,228	84,045	86,816

Distribution of Assets - In millions of reais

	2003		2004

	March	June	March	June

Investment funds - fixed return	52,818	59,062	72,487	75,579
Investment funds - floating rate	1,570	1,887	2,730	2,480
Total	54,388	60,949	75,217	78,059

Fixed return customer portfolios	6,766	6,647	6,570	6,561
Floating rate customer portfolios	2,622	2,632	2,258	2,196
Total	9,388	9,279	8,828	8,757

Total fixed-return funds	59,584	65,709	79,057	82,140
Total floating-rate funds	4,192	4,519	4,988	4,676

Total	63,776	70,228	84,045	86,816

Total Volume of Managed Assets according to ANBID’s Global Ranking - In millions of reais

Number of Funds, Portfolios and Quotaholders at June 30, 2004

	Number	Quotaholders

Investment funds	498	2,704,987
Customer portfolios	116	415

Total	614	2,705,402

3 – Consolidated Information for the Period and Operating Structure

• Corporate Organization Chart

MAJOR STOCKHOLDERS

(1)	No single stockholder holds more than 4% of capital.
(2)	Bradesco Management (Board of Executive Officers and Board of Directors) is a member of the Governing Board of the Bradesco Foundation, the Entity’s most senior deliberative organ.
Base date: June 30, 2004

ON = COMMON STOCK
PN = PREFERRED STOCK

MAIN SUBSIDIARIES AND ASSOCIATED COMPANIES

ON = COMMON STOCK
PN = PREFERRED STOCK

• Administrative Body

General Meeting of Stockholders
Fiscal Council (Conselho Fiscal)
Board of Directors
Lázaro de Mello Brandão - Chairman
Antônio Bornia - Vice-Chairman
Dorival Antônio Bianchi
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
José Fonollosa García
Ricardo Espírito Santo Silva Salgado
Audit Committee
Compliance and Internal Controls Committee
Remuneration Committee
President
Márcio Artur Laurelli Cypriano
General Secretariat
Carlos Alberto Rodrigues Guilherme
(Area Director)
General Inspectorate
(Internal Audit)
Banco Bradesco Argentina
José Guilherme Faria
(Area Director)
Risk Management and Compliance
Domingos Figueiredo de Abreu
(Area Director)
Human Resources
Milton Matsumoto
(Area Director)
Executive Committee for Information Security
Domingos Figueiredo de Abreu
(Area Director)
Executive Vice-Presidents
Managing Directors
Areas
Arnaldo Alves Vieira
• Marketing
• Customer relationships
Ademir Cossiello
• Bradesco Capitalização (Production)
• Retail Bradesco
• Branch Network (Retail)
Armando Trivelato Filho
• Bradesco Dia e Noite (Day and Night)
José Guilherme Lembi de Faria
• Bradesco Services Co., Ltd.
Luiz Pasteur Vasconcellos Machado
• Cards
Odair Afonso Rebelato
• Banco Postal
Décio Tenerello
José Alcides Munhoz
• Credit
José Guilherme Lembi de Faria
• Fx/International Area
Paulo Eduardo D'Avila Isola
• Loans and Borrowings
• Finasa Promotora de Vendas
• Leasing
José Luiz Acar Pedro
• Investor Relations
Milton Matsumoto
• Executive Quality Committee
• O&M
• Scopus Tecnologia
• Staff Training
Sérgio de Oliveira
• Stocks and Custody
• Bradesco Corretora de Títulos e Valores Mobiliários
• Bradesco Securities, Inc.
• BRAM-Bradesco Asset Management
Julio de Siqueira Carvalho de Araujo
José Guilherme Lembi de Faria
• Treasury
• Economic Studies and Research
Laércio Albino Cezar
Armando Trivelato Filho
• Equity
Aurélio Conrado Boni
• IT
– Systems Development
– IT research and Technology
– Data Processing and Communications
– Centralized Services
– Business technology
Luiz Pasteur Vasconcellos Machado
• Support and Services
Luiz Carlos Trabuco Cappi
• Bradesco Insurance Group
– Savings Bonds
– Private Pensions
– Insurance
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
• Purchases
• Legal
• Budget and Control
Domingos Figueiredo de Abreu
• Tax Audit Committee
• General Controllership
• Treasury and Funding Operating Control
Norberto Pinto Barbedo
Ademir Cossiello
• Bradesco Empresas (middle market)
• Branch Network (companies)
Cristiano Queiroz Belfort
• Bradesco Corporate Banking
– Corporate
– Asian Desk/Euro Desk
– Capital Market
– Planning and Control
Sérgio Socha
• Bradesco Consórcios
José Alcides Munhoz
• Sale of Products and Services
• Banking Charges
Luiz Pasteur Vasconcellos Machado
• Bradesco Prime
• Private Banking
• Prime Branch Network
Odair Afonso Rebelato
• Credit Recovery
Sérgio de Oliveira
• Investments

• Risk Ratings – Bank

FITCH ATLANTIC RATINGS								MOODY’S INVESTORS SERVICE									AUSTIN RATING

International Scale						National Scale		International Scale						National Scale		Financial Quality	National Scale

Individual	Support	Foreign Currency		Local Currency		National		Foreign Currency Deposit		Foreign Currency Debt		Local Currency Deposit		Deposit			Financial Soundness

		Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term	Long- term	Short- term

A	1	AAA	F1	AAA	F1	AAA(bra)	F1+(bra)	Aaa	P-1	Aaa	P-1	Aaa	P-1	Aaa.br	BR-1	A	AAA

A/B	2	AA+	F2	AA+	F2	AA+(bra)	F1(bra)	Aa1	P-2	Aa1	P-2	Aa1	P-2	Aa1.br	BR-2	A-	AA

B	3	AA	F3	AA	F3	AA(bra)	F2(bra)	Aa2	P-3	Aa2	P-3	Aa2	P-3	Aa2.br	BR-3	B+	A

B/C	4	AA-	B	AA-	B	AA-(bra)	F3(bra)	Aa3	NP	Aa3	NP	Aa3	NP	Aa3.br	BR-4	B	BBB

C	5	A+	C	A+	C	A+(bra)	B(bra)	A1		A1		A1		A1.br		B-	BB

C/D		A	D	A	D	A(bra)	C(bra)	A2		A2		A2		A2.br		C+	B

D		A-		A-		A-(bra)	D(bra)	A3		A3		A3		A3.br		C	CCC

D/E		BBB+		BBB+		BBB+(bra)		Baa1		Baa1		Baa1		Baa1.br		C-	CC

E		BBB		BBB		BBB(bra)		Baa2		Baa2		Baa2		Baa2.br		D+	C
		BBB-		BBB-		BBB-(bra)		Baa3		Baa3		Baa3		Baa3.br		D
		BB+		BB+		BB+(bra)		Ba1		Ba1		Ba1		Ba1.br		D-

		BB		BB		BB(bra)		Ba2		Ba2		Ba2		Ba2.br		E+

		BB-		BB-		BB-(bra)		Ba3		Ba3		Ba3		Ba3.br		E

		B+		B+		B+(bra)		B1		B1		B1		B1.br

		B		B		B(bra)		B2		B2		B2		B2.br

		B-		B-		B-(bra)		B3		B3		B3		B3.br
		CCC		CCC		CCC(bra)		Caa1		Caa1		Caa1		Caa1.br
		CC		CC		CC(bra)		Caa2		Caa2		Caa2		Caa2.br
		C		C		C(bra)		Caa3		Caa3		Caa3		Caa3.br
		DDD		DDD		DDD(bra)		Ca		Ca		Ca		Ca.br
		DD		DD		DD(bra)		C		C		C		C.br
		D		D		D(bra)

N.B. Bradesco’s risk ratings are among the highest attributed to Brazilian Banks.

• Risk Ratings - Insurance and Savings Bond Companies

Insurance					Savings Bonds

FITCH ATLANTIC RATINGS		STANDARD & POOR'S	SR RATING		STANDARD & POOR'S

National Scale	International Scale	National Scale	International Scale	National Scale	National Scale

AAA(bra)	AAA	brAAA	AAASR	brAAA	brAAA
AA+(bra)	AA+	brAA+	AA+SR	brAA+	brAA+
AA(bra)	AA	brAA	AASR	brAA	brAA
AA-(bra)	AA-	brAA-	AA-SR	brAA-	brAA-
A+(bra)	A+	brA+	A+SR	brA+	brA+
A(bra)	A	brA	ASR	brA	brA
A-(bra)	A-	brA-	A-SR	brA-	brA-
BBB+(bra)	BBB+	brBBB+	BBB+SR	brBBB+	brBBB+
BBB(bra)	BBB	brBBB	BBBSR	brBBB	brBBB
BBB-(bra)	BBB-	brBBB-	BBB-SR	brBBB-	brBBB-
BB+(bra)	BB+	brBB+	BB+SR	brBB+	brBB+
BB(bra)	BB	brBB	BBSR	brBB	brBB
BB-(bra)	BB-	brBB-	BB-SR	brBB-	brBB-
B+(bra)	B+	brB+	B+SR	brB+	brB+
B(bra)	B	brB	BSR	brB	brB
B-(bra)	B-	brB-	B-SR	brB-	brB-
CCC(bra)	CCC	brCCC	CCCSR	brCCC	brCCC
CC(bra)	CC	brCC	CCSR	brCC	brCC
C(bra)	C	brC	CSR	brC	brC
	DDD	brD	DSR	brD	brD
DD
D

• Ranking

Source	Criteria	Position	Base Date

Forbes “International 500”	Overall/Revenue	156th (Worldwide)	2003

Forbes “International 500”	Banks/Revenue	1st (Brazil)	2003
		20th (Worldwide)

Forbes “The World’s Leading Companies”	Overall/Revenue	247th (Worldwide)	2003

Forbes “The World’s Leading Companies”	Banks/Revenue	2nd (Brazil)	2003
		46th (Worldwide)

Ranking - Bradesco Seguros

Global Finance	Best Insurance Companies - Property Insurer	1st (Latin America)	2003

• Balance Sheet - In millions of reais

	2003		2004

	March	June	March	June

Total assets	145,000	154,489	160,971	176,254
Securities, derivative financial instruments and interbank investments	57,841	63,792	72,384	76,741
Credit and leasing operations	49,655	53,048	54,894	58,402
Total deposits	54,871	56,822	59,186	64,133
Demand deposits	10,964	11,525	12,605	13,541
Time deposits	23,631	24,521	24,589	28,088
Savings deposits	20,236	20,736	21,929	22,457
Interbank deposits	40	40	63	47
Subordinated debt	3,391	3,338	5,141	6,181
Technical reserves for insurance, private pension plans and savings bonds	21,050	22,732	27,947	29,478
Stockholders' equity	11,708	12,522	13,625	13,650

• Statement of Income for the Period - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net income	508	519	1,027	609	641	1,250
Financial margin	3,362	2,615	5,977	3,330	3,081	6,411
Gross profit from financial intermediation	2,554	2,028	4,582	2,769	2,567	5,336
Commissions and fees	1,017	1,083	2,100	1,319	1,375	2,694

• Results per Share

	In reais

	2003 (*)			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net income	3.35	3.27	6.48	3.85	4.05	7.90
JCP/dividends - ON (before income tax)	1,847	2,035	3,882	1,960	1,957	3,917
JCP/dividends - ON (net of income tax)	1,570	1,730	3,300	1,666	1,664	3,330
JCP/dividends - PN (before income tax)	2,024	2,247	4,271	2,156	2,153	4,309
JCP/dividends - PN (net of income tax)	1,720	1,910	3,630	1,832	1,831	3,663

(*)	For comparison purposes, shares were divided by 10,000.

N.B.	JCP - Interest attributed to own capital/dividends (paid and accrued) ON - Common stock PN - Preferred stock

• Net Book Value and Market Value

	In reais

	2003 (*)		2004

	March	June	March	June

Number of shares (ON/PN) (**)	151,544,801	158,587,942	158,184,132	158,171,124
Net book value (ON/PN)	77.26	78.96	86.13	86.30
Average last day price (ON/PN)	105.65	99.55	128.35	129.00
Average last day price (ON)	95.60	91.20	117.74	115.36
Average last day price (PN)	115.70	107.90	138.96	142.63

(*)	For comparison purposes, shares were divided by 10,000.
(**)

On December 17, 2003, the Extraordinary General Meeting approved a 1-for-10,000 reverse stock split of Bradesco shares. This process was ratified by the Brazilian Central Bank (BACEN) on January 6, 2004.

Market Value (number of shares x average last-day price for the period) - In millions of reais

Cash Generation - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Net income	508	519	1,027	609	641	1,250
Equity in earnings of associated companies	5	28	33	-	(122)	(122)
Allowance for loan losses	808	587	1,395	561	514	1,075
Technical reserves for insurance, private
pension plans and savings bonds	1,856	1,465	3,321	1,530	1,392	2,922
(Reversal of) allowance for mark-to-market	15	16	31	(4)	-	(4)
Depreciation and amortization	141	150	291	144	143	287
Amortization of goodwill	738	62	800	87	226	313
Other	5	12	17	6	(43)	(37)

Total	4,076	2,839	6,915	2,933	2,751	5,684

• Change in Number of Outstanding Shares

	Common Stock	Preferred Stock	Total

Number of shares held at December 31, 2003 (*)	79,836,526	78,693,936	158,530,462
Shares acquired and not canceled	(359,334)	(4)	(359,338)
Number of shares held at June 30, 2004	79,477,192	78,693,932	158,171,124

(*)	Shares divided by 10,000, as a result of the reverse stock split.

• Performance Ratios (annualized)

	%

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Return on stockholders’ equity (total)	18.5	17.6	17.1	19.1	20.1	19.2
Return on stockholders’ equity (average)	20.0	18.8	18.7	19.3	20.5	19.4
Return on assets (total)	1.4	1.4	1.3	1.5	1.5	1.4

N.B.

Return on stockholders’ equity (total) = Net income/closing stockholders' equity annualized exponentially.
Return on stockholders’ equity (average) = Net income/average (daily) stockholders' equity annualized exponentially.

• Historical Data - In millions of reais (unless otherwise indicated)

• Other Ratios - %

	2003		2004

	March	June	March	June

Capital adequacy ratio - financial consolidated (1)	19.7	16.4	18.9	18.1
Capital adequacy ratio - total consolidated (1)	17.1	14.5	16.4	15.7
Permanent assets to stockholders' equity - financial consolidated (2)	42.5	43.9	43.8	41.4
Permanent assets to stockholders' equity - total consolidated (2)	31.2	31.6	28.0	26.1

(1)	Reference equity may not be lower than 11% of weighted assets.
(2)	The ratio of permanent assets to stockholders’ equity is limited to 50% of reference equity.

Other Indicators

• Added Value - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

ADDED VALUE (A+B+C)	2,250	2,192	4,442	2,382	2,311	4,693
A - Gross profit from financial intermediation	2,554	2,028	4,582	2,769	2,567	5,336
B - Commissions and fees	1,017	1,083	2,100	1,319	1,375	2,694
C - Other operating expenses	(1,321)	(919)	(2,240)	(1,706)	(1,631)	(3,337)

DISTRIBUTION OF ADDED VALUE (D+E+F+G)	2,250	2,192	4,442	2,382	2,311	4,693

D - Employees	858	923	1,781	940	995	1,935
E - Government	884	750	1,634	833	675	1,508
F - JCP/Dividends to stockholders (paid and accrued)	290	343	633	326	325	651
G - Reinvestment of profits	218	176	394	283	316	599

• Checking Accounts - million

Consumer and Corporate Customers – June 2004

Increase in Checking Accounts – million

Increase in Savings Accounts - million

• Market Segmentation

Bradesco operates on a segmented service basis, seeking to match its different products and services to the different profiles and size of its target public. In line with a world market trend, Bradesco’s structure permits the grouping together of customers with similar profiles facilitating superior quality customer service, extending business opportunities with a greater focus on relationship actions.

• Retail Bradesco

Focus: Individuals with a monthly income of up to R$ 4 thousand and companies with annual billings of up to R$ 15 million.

More than 15 million customers in this segment have access to the Bradesco Customer Service Network with its 2,700 Branches and more than 2,100 Service Outlets. In addition, the largest customers in this niche receive an exclusive service under the Managed Account concept.

• Bradesco Corporate Banking

Bradesco Corporate Banking’s specialized structures are designed to provide the best possible service to 1,362 Economic Groups comprising its target market, segmented as follows:

Corporate: The structure devised to conduct the Bank’s relationship with Brazil’s major corporations employs specialized professionals who have a thorough working knowledge of the corresponding economic sectors and companies and as a result are capable of offering complete solutions with real added value, resolving problems in areas ranging from cash management and private pension plans to asset management, overseas trade and risk management.

Infrastructure: This unit is responsible for corporate relationships in the power, sanitation, transport and large-scale construction sectors, focusing on the development of structured solutions designed to meet specific sector needs, including the structuring of long-term corporate finance and project finance, among other activities.

Agribusiness: This is a specialized structure formed to attend companies in this key economic segment, designed to provide product and service solutions in line with their specific corporate needs. As part of the Corporate Banking services, this area is able to operate throughout the production chain in the pursuit to implement feasible structured solutions.

Asian Desk: A partnership entered into with the UFJ Bank for the purpose of developing financial solutions, in the role of economic and financial advisor and main banker for companies interested in the commercial and financial flows between Brazil/Japan and Brazil/Asia.

Euro Desk: This unit is focused on the management of customers of Spanish origin and the development of financial solutions for Bradesco Corporate companies, prospecting business synergies in Europe, the U.S. and Latin America.

• Bradesco Empresas (middle market)

Bradesco’s middle market segment, Bradesco Empresas, was created in April 2002, designed to offer quality corporate customer service for companies all over Brazil.

This segment targets middle market companies with annual billings from R$ 15 million to R$ 180 million.

The Bradesco Empresas service offers exclusively reserved Branches for its corporate customers in this segment, located in strategic areas.

This segment has 66 service outlets throughout Brazil distributed as follows: Southeast (41), South (16), Central West (4) Northeast (3) and North (2) with 14,691 corporate customers from the different production chain sectors.

The personalized service offered by Bradesco Empresas requires permanent investment in training for our Relationship Managers and the adaptation of the IT structure, designed to provide added value and consequently increase the Bank’s share of this segment.

Since they are responsible for a maximum portfolio of 25 to 30 economic organizations, each Relationship Manager is able to focus on increasing business in the following areas: Loans, Investments, Foreign Trade, Derivatives, Cash Management and Structured Transactions.

In June 2004, Bradesco launched a nationwide marketing campaign for this middle-market segment in newspapers and magazines, positioning the Bradesco Empresas brand name and highlighting our managers’skills in offering bespoke customer solutions.

• Bradesco Private Banking

Through its highly qualified and specialized staff, Bradesco Private Banking, focused primarily on personalized advisory services for maximizing results, offers its high-income consumer customers, with a minimum of R$ 1 million in funds available for investment, an exclusive line of products and services, designed to increase their wealth, in line with their objectives and the security and confidentiality that this activity requires.

• Bradesco Prime

Bradesco Prime’s target public comprises consumer customers with a monthly income of more than R$ 4,000.00 or with investments in excess of R$ 50,000.00.

Bradesco branch customers who are compatible with this profile are invited to join the Bradesco Prime segment.

Bradesco Prime Customers have access to an exclusive network comprising 171 Branches throughout Brazil, as well as to the extensive Bradesco Customer Service Network, including its nationwide branches and self-service network.

The Bradesco Prime segment is designed to coordinate the Bank’s commercial relationship with these segment customers, providing VIP facilities and personalized attendance by Relationship Managers, as well as differentiated products and services.

The Bradesco Prime Relationship Managers continually enhance their professional qualifications to ensure that all the financial needs of their customers are taken care of. Since customer portfolios are kept small, managers are able to dedicate special attention to each one.

• Customer Service Network

	2003		2004

	June		March				June

	Branches	PABs/PAEs	Branches	PABs	PAEs	PAAs	Branches	PABs	PAEs	PAAs

Consolidated	3,362	1,936	3,058	765	1,390	19	3,054	782	1,427	19
Bradesco	2,700	1,678	2,981	749	1,380	-	2,977	765	1,417	-
BCN	222	193	-	-	-	-	-	-	-	-
BBV Banco	439	65	-	-	-	-	-	-	-	-
BEM	-	-	76	16	10	19	76	17	10	19
Banco Finasa	1	-	1	-	-	-	1	-	-	-

Banco Postal	2,830		4,085				5,013

ATMs	22,865		22,513				21,600

Finasa Promotora de Vendas	55		53				53

Promovel Empreendimentos e Serviços	-		70				68

N.B. The BCN Customer Service Network was incorporated on February 25, 2004: 125 Branches were integrated under the Bradesco banner, 24 were re-opened as Prime Branches and 100 PABs, 89 PAEs and 57 correspondents were transferred to Bradesco.

PABs (banking service post) PAAs (advanced banking post) and PAEs (electronic service outlet).

Customer Service Network - Branches

Customer to Branch Ratio - thousand

Bradesco and Market Share

REGION/STATE	BRADESCO	BEM	BANCO FINASA	TOTAL CONSOLIDATED	TOTAL BANKS IN MARKET(1)	MARKET SHARE(%)

North

Acre	5	-	-	5	31	16.1
Amazonas	59	-	-	59	133	44.4
Amapá	4	-	-	4	19	21.1
Pará	50	-	-	50	267	18.7
Rondônia	18	-	-	18	88	20.5
Roraima	2	-	-	2	17	11.8
Tocantins	13	-	-	13	95	13.7

Total	151	-	-	151	650	23.2

Northeast

Alagoas	12	-	-	12	122	9.8
Bahia	232	-	-	232	740	31.4
Ceará	29	-	-	29	358	8.1
Maranhão	26	76	-	102	254	40.2
Paraíba	17	-	-	17	168	10.1
Pernambuco	65	-	-	65	462	14.1
Piauí	10	-	-	10	113	8.8
Rio Grande do Norte	14	-	-	14	136	10.3
Sergipe	13	-	-	13	152	8.6

Total	418	76	-	494	2,505	19.7

Central West

Federal District	33	-	-	33	291	11.3
Goiás	107	-	-	107	549	19.5
Mato Grosso	61	-	-	61	234	26.1
Mato Grosso do Sul	56	-	-	56	222	25.2

Total	257	-	-	257	1,296	19.8

Southeast

Espírito Santo	40	-	-	40	315	12.7
Minas Gerais	286	-	-	286	1,889	15.1
Rio de Janeiro	271	-	1	272	1,668	16.3
São Paulo	1,106	-	-	1,106	5,508	20.1

Total	1,703	-	1	1,704	9,380	18.2

South

Paraná	178	-	-	178	1,248	14.3
Rio Grande do Sul	161	-	-	161	1,388	11.6
Santa Catarina	109	-	-	109	815	13.4

Total	448	-	-	448	3,451	13.0

Total	2,977	76	1	3,054	17,282	17.7

(1)	Source: CADINF-DEORF/COPEC - June 2004.

Customer Service Network (Branches) - Market Share - June 2004

Banco Postal

Bradesco uses the post office bank, Banco Postal, created in partnership with the Brazilian Postal and Telegraph Company (Correios) to offer its banking products and services nationwide in the majority of Brazilian town and cities.

Banco Postal plays a significant role in offering Brazil’s low-income bracket families access to the financial system and in nationwide socio-economic development, increasing the circulation of resources within local towns and villages and encouraging savings.

Today, 1,570 towns and villages, with no previous bank access, can rely on the services offered by Banco Postal, bringing benefits to a population of more than 14.1 million people.

In densely populated areas, Banco Postal also contributes by enhancing the customer service provided by the traditional Bradesco Branches, since a considerable number of the Bank’s customers and other users are now able to use the post-office bank structure as an alternative service channel.

Number of accounts opened (accumulated)

Branches opened (accumulated)

Number of Transactions carried out Monthly - thousand

• Investments in Infrastructure, Information Technology and Telecommunications

The investments for expanding operating capacity, infrastructure, IT and telecommunications at the Bradesco Organization are designed to maintain a modern, practical and secure customer service network, characterizing the Bank as one of the world's most contemporary companies and creating added value for its customers and users at home and abroad.

Investments

	In millions of reais

	1999	2000	2001	2002	2003	1st Half 2004

Infrastructure	215	227	509	613	469	144
IT/Telecommunications	553	617	743	947	1,225	665

Total	768	844	1,252	1,560	1,694	809

• Risk Management

Activities and Structure

At Bradesco, risk management is seen as a competitive advantage, adding value to the Bradesco name, as well as providing essential support for the planning activities of the diverse business areas. At the same time, risk management facilitates the maintenance of a stable environment and ensures that resources yield maximum benefits and that capital is allocated to the benefit of stockholders and society as a whole.

Bradesco adopts an ongoing strategy designed to enhance its risk management activities, in the pursuit to keep abreast of the best market practices adopted worldwide. These activities have become increasingly important, not only as a result of the global economy, but also on account of the complex nature of the products and services offered to the community.

An independent risk management department, addressing market, liquidity, credit and operating risks, is essential for achieving successful monitoring and risk management activities. These risks, as well as others, including money-laundering prevention, internal controls and compliance are managed by the Risk Management and Compliance Department, under the direct supervision of the Statutory Department Director, who in turn is subordinated to an Executive Director, reporting directly to the Institution’s President:

This organizational structure is designed not only to guarantee area independence but also to place greater focus on these important value-added activities, confirming the Organization’s commitment to the implementation of best corporate governance practices, using every available resource, whether human, technical or financial, to ensure that risk planning and management is carried out by this area using latest generation technology Groupwide. In particular, because Bradesco is now extending its risk analysis strategy to encompass not only its banking business but also its associated companies, including Bradesco Vida e Previdência (private pensions), Bradesco Saúde (healthcare insurance), Bradesco Seguros (insurance), BRAM (asset management) and Bradesco Capitalização (savings bonds) as regards actuarial and market risks, consolidating its risk management culture on an Organization-wide basis.

The Risk Management and Compliance Department is also responsible for coordinating compliance with the regulations to be issued by the Brazilian Central Bank relating to the New Capital Accord (Basel II) published by the Basel Committee in June 2004.

Credit Risk Management

As part of its credit risk management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss calculation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, oversee credit analysis, granting and settlement processes, monitor credit concentration and to define the dividing line between operating risks and credit risks.

As part of this ongoing enhancement process, additional efforts are being made to prepare the Bank for the introduction of more advanced risk management techniques, based on the recommendations of the New Capital Accord published by the Basel Committee, among which we highlight the following:

  Creation of an Executive Credit Risk Committee responsible for assuring the strategic management of the credit operation portfolio;
  Structuring of the expected loss and capital allocation calculation system in line with Basel II requirements;
  Identification of the reporting process changes required to improve decisions making and credit portfolio management;
  Restructuring of the management information system (MIS); and
  Mapping, measurement and identification of Credit Risk Management capacity gaps, as regards Basel II requirements, as well as best practices, embracing roles and responsibilities, professional qualification, review of the organizational structure and IT demands.

Credit Policy

Designed to ensure maximum security, quality and liquidity in the investment of assets, minimizing risks inherent to all types of credit operation, the Organization's Credit Policy also seeks to offer agile and profitable business, applying appropriate methodology for each of the Bank’s business segments, as well as directing the establishment of operating limits and the granting of credit.

Credit is granted based on a highly automated and efficient approvals system, supported by assessment policies which are geared by constantly improving technical parameters designed to ensure proper support for credit decisions.

As part of this system, the Branches operate within varying limits depending on the size and type of guarantee offered, while specialized credit scoring systems maximize the speed and security of the approvals process, based on strict protection standards.

The credit committees located at the Bank's headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits and managing this core strategic activity.

Operations are diversified, non-selective and focused on consumer and corporate customers with sound payment capacity and proven creditworthiness. Care is taken to ensure that the underlying guarantees are sufficient to cover the risks assumed, considering the purpose and terms of the credit granted.

Methodology used for Credit Portfolio classification

In addition to supporting the establishment of minimum parameters for granting credit and managing risk, the credit risk scoring system established by the Brazilian Central Bank also facilitates the definition of differentiated credit policies based on the customer's specific characteristics and size, providing a basis for the correct pricing of operations and for establishing the most appropriate guarantees for each situation.

In accordance with internal policy, Bradesco Customer risk ratings are established on a corporate basis and are permanently reviewed to maintain the quality of the credit portfolio. These ratings are segmented as follows:

Classification – Corporate

Rating	Bradesco	% Provision	Concept

AA	Excellent	0.0	Premium company/group, with size, tradition and market leadership, with excellent reputation and economic and financial position.
A	Very Good	0.5	Company/group with size, sound economic and financial position, acting in markets with good prospects and/or potential for expansion.
B	Good	1.0	Company/group which, regardless of size, has a good economic and financial position.
C	Acceptable	3.0	Company/group with a satisfactory economic and financial situation but with performance subject to economic scenario variations.
D	Fair	10.0	Company/group with economic and financial position in decline or unsatisfactory accounting information, under risk management.
E	Deficient	30.0
F	Bad	50.0	Abnormal course credit operations, classified based on expected loss as per percentage shown.
G	Critical	70.0
H	Uncollectible	100.0

In the case of consumer customers, the above risk ratings are mainly defined based on their registered reference variables which include: income, equity, restrictions and indebtedness, as well as performance and past relationship with the Bank.

Market Risk Management

Market risk is related to the possibility of the loss of income from fluctuating rates caused by mismatched maturities, currencies and indices of the Institution's asset and liability portfolios. This risk is monitored on a strict basis by the financial market to avoid losses for institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market realities, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure; VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The volatilities and correlations used by the models are calculated on statistical bases and are used in processes based on future prospects in accordance with economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Own Portfolio positions (Treasury):

Risk Factors	In thousands of reais

	2003				2004

	March	June	September	December	March	June

Prefixed	6,293	6,541	12,658	5,888	2,832	7,267
Exchange coupon	9,662	14,717	19,000	17,999	15,245	51,719
Foreign currency	1,807	439	184	2,907	55	285
Floating rate	105	10	13	11	-	-
Correlated effect	(3,804)	(3,243)	(3,395)	(5,858)	(1,322)	(1,902)

VaR	14,063	18,464	28,460	20,947	16,810	57,369

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Operating Risk Management

Operating risks are those inherent to activities which provide support for transactions in which the Organization participates and may occur as a result of the interruption of business, system failures, errors, omission, fraud or external events impacting the results of the Institution and of its customers.

The Organization is working to adapt its processes to comply with the future regulatory requirements introduced by the Brazilian Central Bank relating to operating risk management, in line with the recent guidelines issued in the New Capital Accord by the Basel Committee in June 2004.

Operating risk is managed at Bradesco based on the dissemination of its culture, disclosure of its policies and development of own methodologies, models and tools designed to permit, among other factors, the decrease in the allocation of regulatory capital to be subscribed, in the pursuit of increased operating efficiency.

Bradesco, through its Operating Risk Management area, prepared a plan designed to achieve full compliance with the 10 principles of good operating risk management practice determined by the Basel Committee.

In line with the definition and development of the methodology and accounting and management criteria used for managing operating risk, the area has implemented a specific Internal Management System for streamlining this information, designed to manage, enhance and increase the knowledge used to administrate operating loss events, facilitating an in-depth assessment, based on either management or accounting controls.

The cutting-edge nature of this internal operating risk management process can be regarded as a benchmark of Bradesco’s important status within Brazil’s financial scenario, increasing its competitive edge as a result of greater operating efficiency and adding stockholder value, as well as extending its relationship of trust with customers, the market and regulatory bodies.

Liquidity Risk Management

Liquidity risk management is designed to control the different mismatched liquidation terms of the Institution's rights and obligations, as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk are critical since they enable the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital Risk Management

The Organization's capital is managed to optimize the risk to return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

Capital Adequacy Ratio (Basel) - June 2004 - In millions of reais

Calculation

Calculation Basis	Consolidated Financial(1)	Total Consolidated(2)
Stockholders’ equity	13,650	13,650
Minority interest	18	66
Decrease in deferred tax assets - BACEN Resolution 3.059	(132)	(132)
Reference equity - Level I	13,536	13,584
Reference equity - Level II (subordinated debt)	5,988	5,988
Total reference equity (Level I + Level II)	19,524	19,572
Risk-weighted assets	108,055	124,343
Capital adequacy ratio (%)	18.07%	15.74%
Movement (%)
Ratio in June 2003	16.36%	14.48%
Variation in stockholders’ equity
• Net income for the period	2.69%	2.33%
• Interest attributed to own capital	(1.45%)	(1.25%)
• Mark-to-market adjustment of securities and derivatives	0.07%	0.05%
• Subordinated debt	2.90%	2.51%
• Other	(0.20%)	(0.22%)
Variation in weighted assets:
• Securities	(0.44%)	(0.89%)
• Credit operations	(1.11%)	(0.85%)
• Check clearing and other similar services	0.06%	0.09%
• Deferred tax assets	(0.08%)	(0.08%)
• Risk (swap, market, interest rate and foreign exchange)	0.23%	0.18%
• Memorandum accounts	(0.09%)	(0.08%)
• Other assets	(0.87%)	(0.53%)
Ratio in June 2004	18.07%	15.74%
(1)	Financial companies only.
(2)	Financial and non-financial companies.

Internal Controls

The Organization has developed a number of systems, policies and internal controls over the years to mitigate possible potential losses generated by its exposure to risk.

Aware of the importance of these controls, Bradesco has developed and implemented certain tools designed to optimize these processes and procedures, among which we highlight the following:

  Implementation of an internal controls system (Compliance), based on the pillars defined by Basel and the methodology of the Committee of Sponsoring Organizations (COSO), mainly as regards components in the following areas: control environment, risk assessment, control activities, information, communications and monitoring, ensuring that activities, policies and normative instructions are in constant compliance with legal and regulatory standards.
  Implementation of a Brazilian Payments System (SPB) management process for the specific purpose of monitoring the flow of messages transmitted between the Organization’s banks and the external entities such as the Brazilian Central Bank, Special Clearance and Custody System (SELIC), clearing houses and other financial institutions. This monitoring process is based on Organization information system tools and intense staff training activities to facilitate the identification and rectification of events in environments and systems and also to ensure that online cash transfers (TEDs) processed via SPB are properly validated. Complementing these monitoring activities, the Bank also adopts a Systems Contingency Plan for SPB to cover the main departments handling critical transactions, addressing pre-established scenarios and actions and reducing the possibility of messages not being correctly processed. This area is also responsible for the external contingency process with the Brazilian Central Bank.
  Ongoing improvement of technology tools and employee training, focused on the process used to monitor the financial activity of customers and designed to prevent money laundering and utilization of the Organization for processing illegal transactions.
  Dissemination of processes and procedures to guarantee information security, based on Corporate Information Security Policy and Standards, the guidelines of which establish premises for protecting the confidentiality, integrity and availability of information.

• Bradesco Day and Night Customer Service Channels

As well as the traditional Customer Service Network (Branches), Bradesco customers are able to consult their banking transactions, carry out financial transactions and purchase products and services deployed via state-of-the-art technology through the following alternative channels: Self-service (Auto-Atendimento), Easy Phone (Fone Fácil) and Internet Banking.

Bradesco Day and Night - Self-Service ATM Network

This self-service ATM network, distributed strategically throughout Brazil, has 21,600 terminals (Bradesco - 21,389 and Banco BEM - 211).

Located in bank branches and in all areas of important economic agglomeration: Shopping Malls, Hypermarkets, Supermarkets, Airports, Service Stations, Bus Terminals etc.

Bradesco Self-Service Network Distribution - Monthly Productivity - June 2004

Transactions – thousand

Financial Volume – In millions of reais

Self-service Network Highlights

	2003				2004

Items	1st Qtr.	2nd Qtr.	3rd Qtr.	4th Qtr.	1st Qtr.	2nd Qtr.

Banking service outlets
(nationwide network)	5,762	5,845	6,172	6,487	6,628	6,783
Outplaced terminals (excluding
branches, PABs and PAEs)	1,755	1,772	1,842	1,794	1,752	1,822
Cash withdrawal transactions
(million)	92.5	95.6	98.9	109.9	101.1	103.4
Deposit transactions (million)	47.0	47.6	48.4	50.5	47.9	48.7
Inter-account transfers (million)	4.5	4.6	4.8	5.2	5.0	5.1
Express checkbooks issued (million)	2.5	2.6	2.6	2.9	2.5	2.6
Balance consultations (million)	99.5	102.2	115.3	133.7	132.0	140.0

Second-quarter Highlights for 2004

  401 million transactions carried out, a 13.7% increase compared to 2Q03, comprising a daily average of 4.6 million.
  An 8.4% increase in movement of financial volume as compared to 2Q03.

Bradesco Day and Night - Easy Phone Service (Fone Fácil)

Nationwide 24-hour call-center access, 7 days a week, with Electronic Voice-Response (EVR) technology and personalized calls in 70 regions.

Personalized calls are routed via Bradesco’s Data and Voice Network to call centers in São Paulo - Santa Cecília and Osasco - Headquarters.

Number of Calls - million

Number of Transactions - thousand

Financial Volume - In millions of reais

Second-quarter highlights for 2004

  An increase of 7.2% in total calls compared to the same period in 2003.
  An increase of 4.6% in EVR calls compared to the same period in 2003.
  An increase of 2.5% in Financial Movement compared to the same period in 2003.
  95.2% of personalized service call queries were resolved during the first contact.
  480 thousand products and services were sold during the period.

Bradesco Day and Night - Internet Banking

The Bradesco Portal contains links to 26 related websites. Since it was first launched, Bradesco Internet Banking has focused on innovating and deploying the largest number of online services possible for its customers.

At present, Bradesco Internet Banking offers its customers 242 different services for consumer customers and 187 for corporate customers, which can be accessed around the clock, seven days a week anywhere on earth.

The results achieved to date evidence the enormous potential of Internet Banking.

Transactions – thousand (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Financial Volume – in millions of reais (*)

(*)	Via Internet Banking, ShopInvest, Cards, ShopCredit and Net Empresa.

Internet Banking – Registered users - thousand

Main Websites:
Bradesco Internet Banking (www.bradesco.com.br)	Internet Banking is an important and profitable customer relationship channel, providing access to all transactions carried out in the branches and generating benefits for both customers and stockholders.
ShopInvest Bradesco (www.shopinvest.com.br)	Through ShopInvest, investors can access a variety of different information and trade shares in BOVESPA, even if they are not Bradesco account holders. ShopInvest stands out for its wide range of investment options, available in seven investment rooms: Shares; CDB; Funds; Real Estate; BM&F; Savings Accounts and Vida e Previdência (Private Pension Plans).
ShopCredit (www.shopcredit.com.br)	ShopCredit offers a complete portfolio of the Bank's credit lines and visitors can use a simulator to calculate amounts and terms in the Personal Credit, Consumer Financing (CDC), Leasing, Housing Loans and Finame (Moderfrota, Prefixado and Proleite) modes.
Bradesco Net Empresa (www.bradesco.com.br)	Companies can perform bank transactions online, optimizing the financial management of their businesses.
B2C ( Business to Consumer ) (www.bradesco.com.br)	In the wake of the success of Bradesco Electronic Trade, ShopFácil was launched in 2000, offering, among other services, “Meios de Pagamento Eletrônico Bradesco” (Bradesco Online Payment Methods) - the safest, most practical and economic way to shop online.
B2B ( Business to Business ) (www.bradesco.com.br)	Bradesco's solutions in the B2B area comprise management tools for buyers, sellers and Bank, with B2B payment methods and a financial reconciliation module for the seller.

Other Bradesco Organization Websites:

  Bradesco - (www.bradesco.com.br)
  Investor Relations - (www.bradesco.com.br/ir)
  The Bradesco Card Website - (www.bradescocartoes.com.br)
  Bradesco Prime - (www.bradescoprime.com.br)
  Bradesco Foreign Exchange/Nikkei - (www.bradescocambio.com.br)
  Bradesco Consortium Purchase System - (www.consorciobradesco.com.br)
  Bradesco Corporate Banking - www.corporatebradesco.com.br)
  Bradesco Private Banking - (www.bradescoprivate.com.br)
  Bradesco Empresas - (www.bradescoempresas.com.br)
  Bradesco Savings Bonds - (www.bradescocapitalizacao.com.br)
  Bradesco Custody - (www.bradescocustodia.com.br)
  Financial Channel - (www.canalfinanceiro.com.br)
  Bradesco for University Students - (www.bradescouniversitarios.com.br)
  Finasa - (www.finasa.com.br)
  The Bradesco Foundation - (www.fb.org.br)
  Bradesco Insurance - (www.bradescoseguros.com.br)
  Bradesco Healthcare - (www.bradescosaude.com.br)
  ShopFácil - (www.shopfacil.com.br)
  ShopFácil Corporate - (www.bradescoempresas.com.br)
  Bradespar - (www.bradespar.com.br)
  Bradesco Private Pension Plans - (www.bradescoprevidencia.com.br)
  Hospital Edmundo Vasconcelos - (www.hospitaledmundovasconcelos.com.br)
  The Bradesco Museum - (www.fb.org.br/museu/museu.asp)

Second-quarter highlights for 2004

  Exclusive investment room content in ShopInvest.
  New Finasa website.
  New Finasa Sports website.
  New Bradesco Card website.
  New Bradesco Custody website.
  Online courses on the Bradesco University Student website.
  Investor Relations website in Spanish.
Services	Position at the end of the First Half
Bradesco Internet Banking	6.3 million registered users. 142.2 million transactions carried out.
ShopInvest Bradesco	1,021 thousand registered users. 528 thousand transactions carried out.
ShopCredit	5.2 thousand transactions/operations carried out.
Bradesco Net Empresa	244,614 registered companies. 9.0 million transactions/operations conducted.
B2C	871 thousand transactions/sales posted. 2,202 stores registered with Bradesco Online Payment Methods.
Bradesco Cards	8.5 million transactions carried out.
Bradesco Internet Banking for the Visually Impaired	2,228 active registered users.
Web Point	111 terminals installed.
Bradesco Net Express	1,895 companies registered. 4.3 thousand transactions carried out.
Infoemail	168 thousand registered users.
Infocelular	4,933 registered customers.
Mobile Banking (WAP)	298 thousand transactions carried out.

Processes and Portals	Details
Fale com o Bradesco (Talk to Bradesco)	The Bank offers an online communications channel through which customers can clarify doubts and send suggestions or complaints regarding Bradesco's many different products and services.
Online Payment Methods

Online payment methods include: Electronic wallet (Bradesco debit cards, PoupCard and Bradesco Visa and MasterCard Credit Cards), Pagamento Fácil (Easy Payment), Boleto Bancário (Online Dockets), Inter-account Transfers and Bradesco Online Credit.

WebTA	Through this system data files can be transmitted over the Internet with maximum security.
Boleto Fácil (Easy Bill Payment)	Customers can use the Bradesco free Infoemail service to receive bills for payment via e-mail, as well as balance information, financial market news and other interesting information.
Donations	Aware of its social responsibility, Bradesco offers customers the opportunity to make online donations to a number of different charitable entities and institutions.
Online Shopping Portal - Consumers	Operating as a financial intermediary, the Bank offers secure payment methods for online commercial transactions facilitating the relationship between stores and consumers.
Online Shopping Portal - Corporate	A secure payment module permitting the effective financial settlement of transactions carried out between portal, marketplace and suppliers and purchasers via digital certification.

Main Available Channel Services and Products

- Consultations	- Checking/savings accounts
- Account balances and statements: summarized, or in detail, by period
- Credit card balances and statements
- Investment balances and statements
- Bank charges and credit limits

- Payments/Scheduling of payments	- Dockets
- Public utility bills
- Taxes, fees and contributions
- Mobile phone credits
- Direct debit

- Transfers	- Between Bradesco accounts
- Other banks - DOC D; DOC E and TED
- Donations

- Requests	- Changes to credit card limit
- Checkbook
- Revolving credit
- Change of address

- Withdrawals/Deposits	- Checking/savings accounts
- Salary/INSS account
- Card

- Other services	- Unblocking of cards
- Travellers Cheques
- Financial investments
- Re-issue of payment receipts
- Personal loans/instant credit
- Advance receipt (Orpags)
- PIN substitution
- Sale of products and services

• Cards

	Million

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Number of cards	35.8	36.9	36.9	42.7	43.5	43.5
Credit	6.2	6.5	6.5	7.0	7.0	7.0
Debit	29.6	30.4	30.4	35.7	36.5	36.5
Average amount billed - in reais	3,650.3	3,698.7	7,349.0	4,658.6	4,869.9	9,528.5
Credit	2,350.9	2,330.1	4,681.0	2,704.9	2,745.8	5,450.7
Debit	1,299.4	1,368.6	2,668.0	1,953.7	2,124.1	4,077.8
Number of transactions	68.2	69.9	138.1	90.5	95.8	186.3
Credit	36.4	35.9	72.3	43.1	44.0	87.1
Debit	31.8	34.0	65.8	47.4	51.8	99.2

Credit Cards

The number of Bradesco credit cards increased to 7.0 million in the first half of 2004, an increase of 7.7% as compared to 1H03 (Visa and MasterCard banners).

The number of transactions grew by 20.5% compared to the same period in 2003, against market growth of 19.6%. Moreover, first-half billings reached the mark of R$ 5.5 billion, a growth rate of 16.4% as compared to 1H03.

Our 14.1% share of market billings (cards under the Visa and MasterCard banners) was maintained. Comparing the 7 largest credit card issuers, in the Brazilian banner card market, responsible for 80% of market billings, Bradesco achieved the best performance in comparison with the prior period (1H04 versus 1H03).

The success of its strategy is also confirmed by Bradesco's significant share of the Visa banner in Brazil. More than 90% of Bradesco credit cards are issued under the Visa banner and Bradesco increased its share of this market by 21.8% for the period, against market growth of 19.5%, achieving the best performance out of all the largest issuers.

Debit Cards

In the first half of 2004, the debit card base increased by 20.1%, compared to the same period in 2003, confirming Bradesco's leadership as largest issuer in the Visa Electron market.

In terms of billings, there was a significant 52.8% increase in comparison with 2003. These two indicators demonstrate clearly that Brazilians are changing their payment habits, substituting checks and cash for the use of cards, especially debit cards.

The number of Bradesco card transactions grew by 50.8% in 1H04 compared to 1H03, against a growth rate of 43.7% by the Visa Electron market for the same period.

Income on Credit Cards

Recurring income derived from this business grew by 34.3% in the first half of 2004, compared to the same period in 2003 and total income by 28.8%, results which evidence the strength of our strategy.

Credit Card Base - million

Credit Card Billings - In millions of reais

Debit Card Base - million

Debit Card Billings - In millions of reais

Total Card Base (Credit and Debit) – million

• International Area

The International Area operates under the following framework:

12 Operational Units in Brazil
Belo Horizonte, Blumenau, Campinas, Curitiba, Fortaleza, Manaus, Porto Alegre, Recife, Rio de Janeiro, Salvador, São Paulo and Vitória.

4 Support Outlets
Belém, Brasília, Franca and Santos.

12 Units Abroad (Branches and Subsidiaries)
1 Branch in New York - Bradesco
4 Branches in Grand Cayman - Bradesco, BCN, Boavista and Mercantil
2 Branches in Nassau - Boavista and Banco Alvorada (formerly BBV Banco)
1 Subsidiary in Buenos Aires - Banco Bradesco Argentina S.A.
1 Subsidiary in Nassau - Boavista Banking Limited
1 Subsidiary in Luxembourg - Banco Bradesco Luxembourg S.A.
1 Subsidiary in Tokyo - Bradesco Services Co., Ltd.
1 Subsidiary in Grand Cayman - Cidade Capital Markets Ltd.

Over recent years, the Bradesco Organization has provided important incentives designed to increase Brazil's foreign trade activities.

In similar manner, we highlight the substantial amount of US$ 9.6 billion, recorded at the end of the first half in foreign exchange trading for exports. This corresponds to a 48% increase as compared to the same period in 2003.

Based on data available for January through May 2004, Bradesco's share of the exchange market for exports totaled some 20.7%, an increase in performance of some 9% compared to the 19% share obtained during the same period in 2003.

The financial volume of imports at the end of the first half of 2004 totaled US$ 3 billion, some 11% more than the total of US$ 2.7 billion obtained for the same period in 2003. Market share at the end of the period from January through May 2004 was 11.9%.

As a result of these increases, the International Area ended the first half with a balance of US$ 7.2 billion in export and import financing, foreign collateral provided and onlending to local customers.

Volume of Foreign Currency Trade - In billions of U.S. dollars

Export Market

Import Market

We present below the foreign trade portfolio balances at the end of the first half of 2004:

	In millions of U.S. dollars	In millions of reais
Export financing
Advance on foreign exchange contracts - undelivered bills	1,732.6	5,382.6
Advance on export contracts - delivered bills	496.5	1,542.5
Prepayments	904.2	2,809.9
Onlending of funds borrowed from BNDES/EXIM	236.9	736.1
Documentary drafts and bills of exchange in foreign currency	9.4	29.1
Indirect exports	6.2	19.2
Loans according to export incentive program (Proex)	0.02	0.06

Total export financing	3,385.8	10,519.5

Import financing
Foreign currency import loans	268.7	834.8
Exchange discounted in advance	74.3	231.0
Open import credit	56.3	174.9

Total import financing	399.3	1,240.7

Guarantees
International guarantees	123.9	384.9

Total international guarantees	123.9	384.9

Total export and import financing	3,909.0	12,145.1

The foreign exchange portfolio is financed by credit lines obtained from correspondent banks:

At the end of June 2004, approximately 90 U.S., European and Asian Banks had extended credit lines to Bradesco.

The Bank also has a Commercial Paper program in the United States in the amount of US$ 190 million, which was renewed in June 2004 for the amount of US$ 300 million.

	At June 30, 2004 - In millions of U.S. dollars

	Assets	Stockholders' equity
Foreign Branches and Subsidiaries
Bradesco New York	812.2	140.0
Bradesco Grand Cayman	5,455.9	358.9
BCN Grand Cayman	378.1	141.2
Boavista Grand Cayman, Nassau and Banking Ltd. - Nassau	489.1	84.9
Cidade Capital Markets Ltd. - Grand Cayman	30.1	30.1
Bradesco Services Co. Ltd. - Tokyo	0.2	0.1
Mercantil Grand Cayman	281.1	105.6
Banco Bradesco Argentina S.A.	18.8	16.9
Banco Bradesco Luxembourg S.A.	275.8	128.3
Banco Alvorada (formerly BBV Banco) - Nassau	268.9	268.9

The core objective of the foreign branches and subsidiaries is to obtain funds in the international market for onlending to customers, principally through the financing of Brazilian foreign trade.

The main activity of the subsidiary Banco Bradesco Luxembourg S.A. is to provide additional services to private banking customers and to increase foreign trade operations.

At the end of the first half of 2004, as well as short-term funds obtained from correspondent banks for foreign trade financing, loans of US$ 914.4 million on a consolidated basis were raised by the Bradesco Organization through public and private placements in the international capital market, earmarked for foreign trade financing and working capital loans.

Profile of Public and Private Placements Abroad - Consolidated Bradesco

Funds Obtained Abroad

ISSUES	CURRENCY	MILLION	DATE ISSUED	MATURITY

2002 - Public Issues - US$ 708.2 million
FxRN	US$	150.0	5.3.2002	5.3.2004
Subordinated Debt	US$	133.2	25.4.2002	17.4.2012
USCP	US$	150.0	17.6.2002	16.6.2003
FxRN	US$	100.0	18.9.2002	19.12.2002
FxRN	US$	175.0	17.12.2002	17.6.2003
Private Issues - US$ 247.4 million
2003 - Public Issues - US$ 2,347.3 million
FxRN	US$	250.0	14.1.2003	14.10.2003
FxRN (EUR 70 million)	US$	75.5	12.2.2003	12.8.2003
FxRN	US$	150.0	19.2.2003	19.12.2003
FxRN	US$	250.0	15.4.2003	2.7.2004
FxRN (EUR 100 million)	US$	106.8	16.4.2003	16.12.2003
FxRN	US$	75.0	15.5.2003	16.11.2004
USCP	US$	190.0	16.6.2003	15.6.2004
FxRN	US$	150.0	17.6.2003	20.12.2004
Securitization MT 100 - Fixed	US$	200.0	20.8.2003	20.8.2010
Securitization MT 100 - Floating	US$	200.0	20.8.2003	20.8.2010
Subordinated Debt	US$	500.0	24.10.2003	24.10.2013
FxRN	US$	100.0	2.12.2003	3.1.2005
FxRN	US$	100.0	26.12.2003	26.12.2006
Private Issues - US$ 474,3 million
2004 – Public Issues – US$ 675,9 million
FxRN	US$	100.0	3.2.2004	3.1.2007
Subordinated Debt (EUR 225 million)	US$	275.9	15.4.2004	15.4.2014
USCP	US$	300.0	14.6.2004	13.6.2005
– Private Issues – US$ 238,5 million

The Bradesco Organization had the following programs in June 2004:

Type	Currency	Million

Euro CP Program (Grand Cayman)	US$	300
Euro CD Program (Grand Cayman)	US$	1,000
MTN Program	US$	2,500
USCP	US$	300

Total	US$	4,100

• Capital Market

Underwriting Transactions

Up to June 2004, Bradesco coordinated important transactions with shares, debentures and promissory notes which totaled R$ 2,510 billion, comprising 50.99% of all issues registered at the Brazilian Securities Commission (CVM).

Among these transactions we highlight the following: issuance of debentures of Braskem S.A. in the amount of R$ 1.2 billion and Initial Public Offer of Shares of Gol Linhas Aéreas Inteligentes S.A., in the total amount of R$ 1.0 billion.

% Share of Transactions

(*) Primary and secondary issues.

Of the total number of floating and fixed-return transactions registered at CVM up to June 2004, Bradesco participated in 25% of primary and secondary issues, in 36% of debenture issues and in 50% of promissory notes issues.

Origination and Distribution Ranking – ANBID – June 2004

Origination/Distribution

Shares	Fixed Income

1st UBS	1st Bradesco
2nd Pactual	2nd Itaú BBA
3rd Itaú BBA	3rd Unibanco
4th Banco do Brasil

Mergers, Acquisitions, Project Finance, Corporate Reorganization and Privatizations

In March 2004, ANBID published its Mergers & Acquisitions Ranking in which Bradesco was rated segment leader for the 2nd consecutive year in number of transactions, having completed a total of 8 operations.

ANBID Mergers & Acquisitions Ranking – December 2003

Ranking – Number of Operations

Consultants	Ranking	Operations

Bradesco	1st	8
JP Morgan	1st	8
Unibanco	1st	8
Citigroup	4th	6

Continuing this trend, during the first half of 2004, Bradesco signed 3 new powers of attorney, increasing its activity in the Mergers and Acquisitions segment.

Among these, we highlight the contract entered into by Bradesco and the Interamerican Development Bank – BID, for structuring an Investment Fund, designed to obtain US$ 500.0 million for investments in infra-structure.

Bradesco's presence is also notable in Project Finance operations, where it continues to act as a financial advisor to major corporations operating in electric power generation and co-related projects, as well as in the structuring of the corresponding financings.

Structured Transactions

The Structured Transactions Area, will be responsible for the following:

- Development of structures used to segregate credit risks, through SPEs, Credit Acquisitions, Credit Assignment Funds (FIDCs) and Certificates of Real Estate Receivables (CRIs).

- Structuring of properly protected medium and long-term financings based on pre-defined cash flows pursuant to specific covenants and guarantees which minimize the risks of each transaction.

- Development of structured solutions designed to meet the specific needs of companies, such as: less working capital requirements, increased liquidity, optimization of financial and tax costs, compliance with legal technical limits/financial covenants, sale of permanent assets and off-balance-sheet financings.

- Coordination of loan syndication processes, including the lengthening of refinanceable debts, structured by the Bank or third parties.

• Collection and Tax and Utility Collections

Cash Management

Bradesco's cash management solutions comprise a portfolio of more than 40 products designed to meet public and private sector customer management needs in the areas of receipts, payments, human resources and administration, ensuring that their bank transactions are carried out with speed and convenience, in line with superior quality standards (ISO 9001:2000) and security (electronic certification and sound cryptography).

The innovations have secured the preference of a growing number of customers from all market segments and niches in diverse locations and different activity fields, using latest-generation technology means for connecting the Bank and its customers. We highlight, in particular, the following products:

Receipt Solutions

Bradesco Online Collection

The high efficiency standards of Bradesco's online collection service generate confidence, minimizing costs and maximizing customer returns, covering all of their accounts receivable management needs. As a result of these features, Bradesco Collection is now market leader, generating other business opportunities for the Organization. Online collection is responsible for processing some 98% of all documents registered in the Bradesco collection portfolio.

Tax and Utility Collections

Developed based on high standards of efficiency and quality, Bradesco's tax and utility collections serve a dual purpose. On the one hand, they seek to provide customer satisfaction with appropriate and innovative solutions for the settlement of taxes, duties and contributions. On the other, they effectively interact with the different Government Departments in the federal, state and municipal spheres and with public utility concessionaires.

Bradesco's tax and utility collection services are noted for the speed and security of the data transmitted and amounts collected.

Payment Solutions

Net Empresa, Pag-For and PTRB (Online Tax Payments)

As part of the same efficiency commitment, Bradesco's payment solutions, deployed through the Net Empresa, Pag-For and PTRB products, meet all customer needs, facilitating supplier payments, tax settlements and electronic transfers, online or through the transmission of files with maximum speed and security.

During the first six-month period, an amount of R$ 182.2 billion was recorded for 50.9 million payment transactions, facilitating the management of Trade Accounts Payable for more than 251 thousand companies.

	In billions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Receipt solutions (1)	160.2	167.0	327.2	183.1	190.0	373.1
Payment solutions	64.8	68.9	133.7	85.2	97.0	182.2
Total	225.0	235.9	460.9	268.3	287.0	555.3
Taxes	19.1	19.0	38.1	24.0	23.7	47.7
Water, electricity, telephone and gas	3.5	3.8	7.3	4.5	4.7	9.2
Social security payments	3.3	3.7	7.0	5.0	5.1	10.1
Total Public Sector	25.9	26.5	52.4	33.5	33.5	67.0
(1)	Total movement (funds obtained, used, credits etc.).

	Number of transactions - million

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Receipt solutions (1)	165.6	175.4	341.0	203.9	204.0	407.9
Payment solutions	17.2	18.0	35.2	24.1	26.8	50.9
Total	182.8	193.4	376.2	228.0	230.8	458.8
Taxes	14.7	15.5	30.2	19.9	17.0	36.9
Water, electricity, telephone and gas	27.4	28.5	55.9	31.7	31.6	63.3
Social security payments (2)	9.3	10.7	20.0	11.3	11.0	22.3
Total Public Sector	51.4	54.7	106.1	62.9	59.6	122.5
(1)	Total movement (funds obtained, used, credits etc.).
(2)	Total beneficiaries: more than 3.950 million retirees and pensioners (corresponding to 18.2% of all those registered with the Brazilian Institute of Social Security - INSS).
N.B. Payment via direct debit 24.696 million - January to June 2003 25.552 million - January to June 2004

Growth - Receipt and Payment Solutions

Public Sector Growth

• Bookkeeping of Assets and Qualified Custody Services

Bradesco offers its customers the following quality services using an appropriate infrastructure and specialized personnel: custody of securities, controllership, DR-Depositary Receipt, BDR-Brazilian Depositary Receipt, as well as bookkeeping services for stocks, debentures and investment fund quotas.

A number of achievements and innovations were accomplished during the first half of 2004, evidencing the quality of our services.

Our custody and controllership services were contracted by Brazil's second largest pension fund, Fundação Petrobrás de Seguridade Social - Petros (91 thousand participants) and will increase the current volume of assets under custody by R$ 22 billion.

The Bradesco Custody website (www.bradescocustodia.com.br), as well as presenting all the conceptual aspects of our services and operations, now also provides the stockholders/investors of companies using the Bradesco Computer-registered Assets System, with access to their related positions and movement and yield, not only those recorded in the Depositary Financial Institution – IFD Bradesco, but also those in the Brazilian Clearance and Custody Company – CBLC.

We present below the main indicators for the first half of 2004:

Bookkeeping of Assets

165	Companies comprise the Bradesco computer-registered share system, with 4.6 million shareholders.
Companies comprise the Bradesco computer-registered debenture system with a market value of R$ 13.6 billion.
16	Investment funds comprise the Bradesco computer-registered quota system, with a market value of R$ 1.2 billion.
2	Registered BDR Programs, with a market value of R$ 272.3 million.

Custody and Controllership

R$ 102.3 billion	In assets under custody for customers who use the Bradesco Custody services (Funds, Portfolios and DR).
R$ 129.9 billion	Comprises the total equity of the 626 investment funds and managed portfolios using the Bradesco Controllership services.
9	Registered DR Programs, with a market value of R$ 18.9 billion.

Assets under Custody - In billions of reais

• Banco Finasa S.A.

Consolidated Balance Sheet - In millions of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	4,123	4,260	6,508	7,037
Funds available	1	-	15	5
Interbank investments	4	28	35	111
Securities and derivative financial instruments	15	14	91	68
Interbank accounts	17	42	27	29
Credit and leasing operations	3,813	3,908	5,761	6,255
Other receivables and other assets	273	268	579	569
Permanent assets	8	11	383	361

Total	4,131	4,271	6,891	7,398

LIABILITIES
Current and long-term liabilities	3,873	3,988	6,608	7,023
Demand, time and interbank deposits	3,523	3,624	5,976	6,479
Deposits received under security repurchase agreements and funds from the issuance of securities	3	3	-	-
Interbank accounts	2	2	24	3
Borrowings and onlendings	83	101	55	55
Derivative financial instruments	72	81	319	241
Other liabilities	190	177	234	245
Deferred income	16	22	19	30
Stockholders' equity	242	261	264	345

Total	4,131	4,271	6,891	7,398

Consolidated Statement of Income - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from lending and trading activities	362	395	757	483	594	1,077
Expenses for lending and trading activities	(213)	(237)	(450)	(262)	(300)	(562)
Gross profit from financial intermediation	149	158	307	221	294	515
Other operating income (expenses), net	(108)	(115)	(223)	(129)	(160)	(289)
Operating income	41	43	84	92	134	226
Non-operating income (expenses), net	(1)	(3)	(4)	-	(6)	(6)
Income before taxes and contributions	40	40	80	92	128	220
Taxes and contributions on income	(13)	(14)	(27)	(32)	(6)	(38)

Net income	27	26	53	60	122	182

Profile

Banco Finasa S.A., a wholly owned subsidiary of Banco Bradesco S.A., operates in the retail sector, granting personal loans and financing new and used vehicles, consumer durables, services, clothing and footwear, among others, through Finasa Promotora de Vendas Ltda. and from February 16, 2004, also through Promovel Empreendimentos e Serviços Ltda., which is Banco Zogbi S.A.'s sales promotion company.

We stress that Banco Zogbi S.A. was acquired by the Bradesco Organization, through Banco Finasa S.A. on November 6, 2003, in addition to Promovel Empreendimentos e Serviços Ltda. its subsidiaries Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda., which are also included in the consolidated balance sheet of Banco Finasa S.A.

At the end of June, Banco Finasa operated through 121 Branches distributed nationwide (Finasa Promotora de Vendas – 53 and Zogbi – Promovel – 68), com 28,679 registered service outlets, including 12,303 new and used vehicle dealerships and 16,376 stores selling different types of goods and services.

Customers served at the end of the half-year totaled some 1,782 thousand (Banco Finasa - 1,018 thousand and Banco Zogbi - 764 thousand).

Measured by Austin Rating, Banco Finasa obtained the maximum “AAA” rating for financial soundness and a “Low Risk” long-term rating.

Operating Performance

At the end of the first half of 2004, consolidated assets totaled R$ 7,397.8 million, a growth rate of 7.4% compared to March 2004 and 73.2% compared to June 2003. Concentrated in new and used auto financing, the balance of this portfolio, before allowance for loan losses, totaled R$ 6,032.5 million at June 30, increases of 10.2% and 52.8%, respectively.

Auto-financing production for 2Q04 totaled R$ 1,350.1 million and R$ 2,586.1 million for 1HO4, growth rates of 9.2% and 59.4%, respectively, compared to R$ 1,236.0 million for 1Q04 and R$ 1,622.3 million for 1H03.

Designed to increase the volume of business, a number of agreements and operating partnerships were entered into by the Bank for credit granting purposes, such as those with Ford Credit, Microsoft and ABRAPAR, subsequent to approval by the Brazilian Association of Fiat Automobile Dealerships.

Consolidated Finasa reported second-quarter net income of R$ 122.1 million and first-half net income of R$ 181.8 million. Stockholders' equity at June 30, increased to R$ 345.1 million.

In addition, income in the amount of R$ 56.9 million was recorded for 2Q04, derived from the mark-to-market adjustment of swap transactions, in compliance with Central Bank Circular 3082, which totaled R$ 79.9 million for the half-year. These transactions are designed to hedge overall credit operations and were entirely successful from an economic viewpoint. However, from a formal standpoint, these transactions are not acceptable as hedges pursuant to the aforementioned legislation. As a result, the asset transactions to which they are a counter entry receive a different accounting treatment, ie, they are adjusted based on the rates established in the corresponding contracts, whereas swaps are marked to market.

Net income for the period is comprised as follows:

	In millions of reais

	2004

	1st Qtr.	2nd Qtr.	1st Half

Net income before events	36.7	65.2	101.9
Mark-to-market effect - SWAP	23.0	56.9	79.9
Net income	59.7	122.1	181.8

Moreover, we stress that expenses for amortization and provision for goodwill on investments made in 2004 totaled R$ 14.8 million for the second quarter and R$ 22.6 million for the half-year.

Social Action

The Bradesco Organization maintains its support of sports activities through the FINASA Sports Program (PROGRAMA FINASA ESPORTES), which completed 17 years of activity in 2004. Over this period, the program has become a benchmark for youth education, using the formation of womens' basketball and volleyball teams as an instrument for social inclusion and citizenship. At present, 3,889 girls from 10 to 16 years of age, participate in these sports at 78 training centers, 50 for volleyball and 28 for basketball, which are installed on the premises of state schools, at Osasco's city hall sports centers, at the Bradesco Foundation school, at the SESI units and at three private schools, all located in the municipality of Osasco, in Greater São Paulo.

As well as these training centers, the Program also maintains competitive teams in all base categories with 135 girls between 16 and 19 years of age, training to obtain a place in the main senior volleyball team, FINASA OSASCO, which is currently the Brazilian national league champion for the second time.

The Program's social aspects are also strongly focused, since the majority of these young girls live in socially deprived communities on the outskirts of Osasco. For example, the girls must attend school on a regular basis to be accepted in the Program.

At the same time, a number of educational and cultural activities are carried out, designed to develop the concept of citizenship in all participant, including students, teachers and very often parents too.

The annual schedule of the FINASA SPORTS PROGRAM also includes counseling on the prevention of drug abuse, sexuality, solidarity and violence.

• Bradesco Insurance Group

Insurance

Consolidated Balance Sheet (*) - In millions of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	3,572	3,789	4,299	4,943
Securities	1,814	1,935	2,453	2,911
Insurance transactions and other accounts receivable	1,758	1,854	1,846	2,032
Permanent assets	2,054	2,304	2,855	2,876

Total	5,626	6,093	7,154	7,819

LIABILITIES
Current and long-term liabilities	2,854	3,154	3,456	3,926
Tax and social security contributions	591	573	601	717
Insurance-related payables	185	338	346	407
Other liabilities	352	378	425	467
Technical reserves	1,726	1,865	2,084	2,335
Minority interest	51	51	41	33
Stockholders' equity of the parent company	2,721	2,888	3,657	3,860

Total	5,626	6,093	7,154	7,819

Consolidated Statement of Income (*) - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Earned premiums (**)	1,253	1,285	2,538	1,500	1,481	2,981
Retained claims	(947)	(1,046)	(1,993)	(1,237)	(1,291)	(2,528)
Selling expenses	(157)	(160)	(317)	(190)	(183)	(373)
Other operating income (expenses)	17	17	34	33	(67)	(34)
Contribution margin	166	96	262	106	(60)	46
Administrative costs	(169)	(181)	(350)	(187)	(214)	(401)
Taxes	(24)	(17)	(41)	(31)	(28)	(59)
Financial results	117	106	223	162	114	276
Operating income	90	4	94	50	(188)	(138)
Non-operating income	(7)	(14)	(21)	(1)	(5)	(6)
Results on investments in subsidiary and
associated companies	79	87	166	110	320	430
Minority interest	-	-	-	2	2	4
Income before taxes and contributions	162	77	239	161	129	290
Taxes and contributions on income	(9)	17	8	3	82	85

Net income	153	94	247	164	211	375

N.B.	Includes insurance premiums issued by Bradesco Vida e Previdência S.A. (with VGBL).

(*)	Includes: Bradesco Seguros, Indiana Seguros, Bradesco Saúde, União Novo Hamburgo de Seguros, Finasa Seguradora S.A., Áurea, SBCE and Bradesco Argentina.
(**)	Individual life insurance and VGBL redemptions were reclassified to this account in accordance with SUSEP/DECON Circular Letter 02/2004.

Performance Ratios - %

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Claims ratio (1)	75.6	81.4	78.5	82.5	87.2	84.8
Selling ratio (2)	12.5	12.5	12.5	12.7	12.4	12.5
Combined ratio (3)	101.8	107.6	104.8	107.2	120.0	113.7
Expanded combined ratio (4)	93.1	99.4	96.3	96.8	111.4	104.1
Administrative expense ratio (5)	13.2	13.8	13.5	12.2	14.0	13.3

(1)	Retained claims/earned premiums.
(2)	Selling expenses/earned premiums.
(3)	(Retained claims + selling expenses + administrative costs + taxes + other operating expenses)/earned premiums.
(4)	(Retained claims + selling expenses + administrative costs + taxes + other operating expenses)/(earned premiums + financial result on earned premiums).
(5)	Administrative expenses/earned premiums.

Insurance Premiums - Market Share (%)

Bradesco Seguros secured R$ 4.3 billion in premiums and maintained its industry leadership with a 24.6% market share. The insurance sector obtained a total of R$ 17.547 billion in premiums through May 2004.

Growth in Technical Reserves
In millions of reais

Growth in Guaranteeing Assets of Technical Reserves
In millions of reais

Earned Premiums by Insurance Line - In millions of reais

	2003			2004

Line	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	618	630	1,248	729	710	1,439
Auto/RCF(a)	327	346	673	392	393	785
Life/AP(b)/VGBL(c)	188	196	384	252	258	510
Basic Lines	83	88	171	93	92	185
DPVAT(d)	37	25	62	34	28	62

Total	1,253	1,285	2,538	1,500	1,481	2,981

(a)	Optional third-party liability.
(b)	Personal accident.
(c)	Long-term life products.
(d)	Compulsory vehicle insurance.

In the first half of 2004, the Company’s earned premiums grew by 17.5% compared to the same period in 2003.

Earned Premiums by Line - %

Retained Claims by Insurance Line - In millions of reais

	2003			2004

Line	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	522	588	1,110	662	660	1,322
Auto/RCF	249	270	519	329	381	710
Life/AP	111	110	221	170	173	343
Basic Lines	37	57	94	48	56	104
DPVAT	28	21	49	28	21	49

Total	947	1,046	1,993	1,237	1,291	2,528

Retained Claims by Insurance Line (%)

N.B.	Retained claims/earned premiums.

Selling Expenses by Insurance Line - In millions of reais

	2003			2004

Line	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Health	19	19	38	23	23	46
Auto/RCF	61	64	125	71	71	142
Life/AP	62	61	123	79	69	148
Basic Lines	15	16	31	17	20	37

Total	157	160	317	190	183	373

Selling Expenses by Insurance Line (%)

N.B.	Expenses for selling/earned premiums

Number of Policyholders - Thousand

Up to June 2004, the average number of customers grew by 9.8% compared to the same period in 2003.

In the first half of 2004, compared to the same period in 2003, Bradesco Saúde maintained its outstanding market position, especially in the corporate health insurance segment (source: ANS). Brazilian consumers are increasingly convinced that Health and Dental Insurance are the best alternatives for meeting their medical, hospital and dental care needs. At present, Bradesco Saúde has more than 2.4 million customers.

The increasing number of policyholders employed by micro, small and medium companies, as well as major corporations that have contracted Bradesco Saúde, confirms the insurance company’s high level of expertise and personalization in Corporate Insurance services, a distinct advantage in the Supplementary Health Insurance market.

More than 12 thousand companies in Brazil have acquired Bradesco Health Insurance. Out of Brazil’s 100 largest companies in terms of billings, 33 are Bradesco clients in the Health and Dental Health lines and out of the country’s 50 largest companies, 34% are Bradesco Saúde clients. (source: Exame Magazine’s Biggest and Best List, July 2004).

Finally, emphasis should also be given to the user-friendly nature of the Bradesco Saúde Portal (www.bradescosaude.com.br), which, in addition to providing information on available products, also offers access to a number of services for policyholders, prospects and brokers.

Through May 2004, the Bradesco Insurance Group maintained its position as one of the main players in the Brazilian Basic Line Insurance market, with a significant 11.1% share of total market billings in this area.

In the Corporate Risk area, Bradesco maintained its position as one of the sector’s most important insurance companies with a considerable share of the main lines. In particular, emphasis should be given to the launching of Bradesco FLIGHT INSURANCE, specifically focusing the executive aircraft area and which after only 3 months of activity has already achieved excellent results.

In the mass market insurance segment, focusing on consumer and small and medium corporate customers, product line sales registered an important growth, in particular, Bradesco Bilhete Residencial, which achieved a record of 588,901 homes insured, an increase of 15.0% compared to the same period in 2003.

The launching of new products and the reformulation of others, in the pursuit to offer our customers best quality products on a permanent basis, made a significant contribution to the results achieved during the period.

In the Auto/RCF line, the first half of the year witnessed intense competition in a market reduced by slacking vehicle local market sales. During the period, we maintained our technically correct pricing policy, guaranteeing balanced portfolio results. Emphasis should also be given to the launching of our new pricing policy based on the policyholders’ specific characteristics and maintenance of the differentiated services which add value to our products, such as: discounts given through the nationwide customer service networks and autoglass repair, as well as the increase in the number of relationships with brokers which are carried out exclusively online via the Internet.

Bradesco’s market share of the Auto/RCF portfolio up to May, 2004 was 15.6%.

Awards/Recognition

Bradesco Seguros

1. Bradesco Seguros rated Top of Preference in Rio Grande do Sul. Bradesco Seguros was the brand name preferred by consumers in the southern state of Rio Grande do Sul in March 2004. This preference was revealed in the sixth edition of the poll “Decision-makers’ Brands”, prepared by the Jornal do Comércio, a regional newspaper specialized in business and economy, in partnership with Instituto Qualidata. Bradesco was rated preferred insurance company by 13.2% of those interviewed.

2. In May 2004, the Bradesco Seguros website is 3-time champion award winner at the iBEST awards, considered Brazil’s equivalent to the Internet Oscar. The Company was voted winner by popular jury in the Insurance category.

3. Bradesco Seguros won the “Prêmio Segurador Brasil” award in the “Best Institutional Campaign” and “Arts and Culture Support Highlight” categories. These awards are given by Brasil/Notícias Editora e Comunicação Empresarial, publishers of the Planeta Seguros magazine and will be announced in its August 2004 edition.

4. In June 2004, Bradesco Seguros was rated best company in the vehicle insurance line according to the Financial Report published by Gazeta Mercantil newspaper prepared in partnership with the consultancy Austin Rating.

5. In June 2004, it was announced that Bradesco Seguros had won the Insurance Market Award (Prêmio Mercado de Seguros), given by the Seguro Total magazine in the Excellence in Total Premiums category.

Bradesco Saúde

Bradesco Saúde was announced winner of the “Prêmio Segurador Brasil” award in the “Excellence in Health Insurance” category. This award is given by Brasil/Notícias Editora e Comunicação Empresarial, publishers of the Planeta Seguros magazine.

• Vida e Previdência (Private Pension Plans)(1)

Bradesco Vida e Previdência is specialized in the preparation, implementation and administration of individual and corporate retirement, pension and savings plans, as well as life insurance. As a result of its solid structure, innovative product policy and trusted market standing, Bradesco maintained its leadership of all segments in which it operates and presented excellent first-half results in this economic sector, which is among the most dynamic in Brazil.

Balance Sheet - In millions of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	19,055	20,783	26,364	27,008
Funds available	16	24	24	29
Interbank investments	18	19	-	-
Securities	18,661	20,355	25,781	26,489
Insurance operations and other accounts receivable	360	385	559	490
Permanent assets	252	256	248	1,063

Total	19,307	21,039	26,612	28,071

LIABILITIES
Current and long-term liabilities	18,126	19,695	24,805	26,017
Tax and social security contributions	349	402	655	554
Operating liabilities for insurance and private pension plans	72	91	200	256
Other liabilities	36	32	43	73
Technical reserves	17,669	19,170	23,907	25,134
Stockholders' equity	1,181	1,344	1,807	2,054

Total	19,307	21,039	26,612	28,071

On April 30, 2004, Bradesco Vida e Previdência increased its permanent assets through the acquisition of 99.6% of the share control of Bradesco Capitalização in the amount of R$ 360 million and 21.2% of the share control of Instituto de Resseguros do Brasil - IRB in the amount of R$ 291 million.

Statement of Income - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Retained premiums (except VGBL)	196	187	383	227	224	451
Variations in premium reserves	(24)	(19)	(43)	(10)	(4)	(14)
Earned premiums (except VGBL)	172	168	340	217	220	437
Earned premiums - VGBL	10	12	22	16	23	39
Total earned premiums	182	180	362	233	243	476
Retained claims	(109)	(103)	(212)	(161)	(125)	(286)
Expenses with benefits and redemptions - VGBL	-	-	-	(5)	(10)	(15)
Selling expenses - insurance	(56)	(54)	(110)	(72)	(62)	(134)
Other operating income (expenses)	35	35	70	64	49	113
Income from net contributions	151	387	538	359	426	785
Expenses with benefits/matured plans	(399)	(463)	(862)	(527)	(581)	(1,108)
Selling expenses - pension plans	(25)	(24)	(49)	(24)	(24)	(48)
Administrative expenses	(50)	(47)	(97)	(56)	(50)	(106)
Tax expenses	(3)	(5)	(8)	(7)	(13)	(20)
Financial income	1,242	973	2,215	1,007	988	1,995
Financial expenses	(825)	(736)	(1,561)	(634)	(691)	(1,325)
Equity income and expenses	2	2	4	2	167	169
Non-operating income (expense)	1	(1)	-	2	-	2
Income before taxes and contributions	146	144	290	181	317	498
Taxes and contributions on income	(48)	(42)	(90)	(60)	(49)	(109)

Net income	98	102	200	121	268	389

(1)	Includes Bradesco Vida e Previdência S.A. and from June 2003, Alvorada Vida S.A. (formerly BBV Previdência e Seguradora Brasil S.A.).

Bradesco Vida e Previdência adopted a number of measures during the first half designed to decrease expenses. As a result of these efforts, the percentage of administrative expenses for income on premiums and contributions decreased from 3.3%, in the first half of the prior year, to 3.0% in the first six months of 2004.

Furthermore, we highlight the decrease in selling expenses comprising 5.3% of income on premiums and contributions for the first half of the year compared to 5.5% for the same period in 2003.

The following investments had a significant effect on the composition of first-half results:

In thousands of reais

Bradesco Capitalização S.A.	89,924
IRB Brasil Resseguros S.A.	28,165
Other investments	47,209

Total	165,298

Market Share

Income from Plans - Market Share (%)

Bradesco Vida e Previdência is Brazil’s sole leader in complementary pension plans and VGBL, with a 33.7% share of the market, more than double that held by its nearest rival. First-half plan income totaled R$ 2.861 billion, an 18.3% growth rate compared to the same period in 2003.

Income on Insurance Premiums – Market Share (%)

Income on premiums retained of R$ 451 million for the first six-months guaranteed Bradesco’s leadership of the market with a 15.1% share. We highlight during the half-year the “Vida Segura Bradesco” and “Vida Máxima Mulher Bradesco”, products which strengthen the strategy designed to offer products to different market segments and facilitate access to life insurance for all income brackets.

Increase in Technical Reserves – In millions of reais

The growing strength of its technical reserves guarantees the company’s capacity to meet its commitments and, at the same time, confirms its position as Brazil’s largest open complementary private pension company with a 48.2% share of the market. (Source: ANAPP - May 2004).

Growth in Guaranteeing Assets of Technical Reserves – In millions of reais

The continuing increase in revenues and appropriate investment policy adjustments prompted a significant growth in the investment portfolio of Bradesco Vida e Previdência, thereby guaranteeing full coverage of technical reserves.

Pension Plan and VGBL Investment Portfolios – Market Share (%)

Bradesco Vida e Previdência is the market’s outright leader as regards the size of its investment portfolios, since this company accounts for almost half of total market resources.

Participants

Increase in Number of Participants – thousand

N.B.	Includes VGBL long-term life products

The strength of the Bradesco brand, its commitment to innovation and the adoption of appropriate pricing and management policies, prompted a continuing growth in the number of customers, which have now attained the 1.4 million mark.

Policyholders

Increase in Life Insurance Policyholders – thousand

As well as launching the “Vida Segura Bradesco” and “Vida Máxima Mulher Bradesco” products, during the first half, Bradesco Vida e Previdência also launched its campaign designed to extend the popularity of life insurance policies.

• Savings Bonds (1)

Balance Sheet - In millions of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	1,863	1,946	2,639	2,683
Securities	1,787	1,871	2,547	2,596
Accounts receivable and other accounts receivable	76	75	92	87
Permanent assets	342	294	20	201

Total	2,205	2,240	2,659	2,884

LIABILITIES
Current and long-term liabilities	1,930	1,906	2,286	2,416
Tax, social security contributions and contingencies	178	195	257	286
Other liabilities	96	13	73	121
Technical reserves	1,656	1,698	1,956	2,009
Stockholders' equity	275	334	373	468

Total	2,205	2,240	2,659	2,884

Statement of Income - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from savings bonds	249	301	550	306	396	702
Variation in technical reserves	(1)	(12)	(13)	(50)	(7)	(57)
Redemption of bonds	(231)	(284)	(515)	(273)	(346)	(619)
Bonds redeemed	(225)	(281)	(506)	(261)	(336)	(597)
Winning bonds	(6)	(3)	(9)	(12)	(10)	(22)
Financial income, net	58	81	139	107	71	178
Administrative expenses/taxes	(17)	(20)	(37)	(19)	(28)	(47)
Equity results	2	6	8	3	26	29
Non-operating income	-	-	-	(1)	-	(1)
Income before taxes and contributions	60	72	132	73	112	185
Taxes and contributions on income	(19)	(21)	(40)	(24)	(27)	(51)

Net income	41	51	92	49	85	134

(1)	Includes: Bradesco Capitalização and Atlântica Capitalização (formerly BCN Capitalização).

Bradesco Capitalização’s outstanding position in the premium bond market is the result of its transparent operating policy, which is focused on the deployment of products in line with potential consumer demand.

The company is consolidating its outstanding position in diverse regions and holds a leadership position in two Brazilian states, according to the latest figures for May published by SUSEP. The company’s market share in these states was as follows: 34.4% in Amazonas and 25% in São Paulo.

In pursuit of a bond which is suited to its customers’ different profiles and budgets, the company developed a number of products varying in accordance with the type of payment (single or monthly), contribution terms, regularity of draws (weekly or monthly) and related prize amounts. This phase brought the company closer to the general public and consolidated the success of its popular “Pé Quente” (Lucky Bond) savings bond series.

Bradesco Capitalização was the first private savings bond company in Brazil to receive ISO 9002 certification and in December 2002 this certificate was upgraded to the 2000 Version ISO 9001:2000. This certification from Fundação Vanzolini attests to the management quality of Bradesco savings bonds and confirms the principles on which their creation was based: good products, good services and continuous growth.

Income from Plans - Market Share (%)

Technical Reserves - Market Share (%)

Growth in Technical Reserves - In millions of reais

Bradesco Capitalização’s fast-growing volume of technical reserves totaled R$ 2.0 billion in June 2004, a growth rate of 18.3% compared to the same period in 2003. According to data for May 2004 published by SUSEP, the company has 23.1% of the total market volume of technical reserves.

These results transmit confidence and confirm the company’s financial soundness and capacity to honor the commitments assumed with its customers.

Growth in Assets Guaranteeing Technical Reserves - In millions of reais

Number of Customers - Thousand

In line with its customer loyalty building policy focused on quality customer service and the offer of innovative products, the number of Bradesco Capitalização customers in June 2004 had grown by 2.4% in comparison with the same period in 2003, totaling 2.8 million.

Outstanding Savings Bonds - Thousand

Outstanding Savings Bonds with transfer of draw participation rights - thousands

Total Outstanding Savings Bonds - thousands

The outstanding savings bond portfolio also presented a significant increase of 692.3% compared to the same period in 2003, with more than 60 million outstanding bonds. Of this amount, 92.5% are certificates with “Transfer of Draw Participation Rights”, which were sold via partnership agreements with companies in different market segments, including Bradesco Cartões, Bradesco Vida e Previdência, Banco Finasa, etc. Since the purpose of this type of savings bond certificate is to add value to partners’ products or to provide incentives for customer payments, these are low-priced bonds sold with reduced terms and grace periods and at a lower unit purchase price.

The number of traditional bonds comprising 7.5% of the total portfolio, dropped slightly, as a result of the offer of single and monthly payment bonds at higher sales prices.

Awards

1. In June 2004, Bradesco Capitalização was announced winner of the Insurance Market Award in the “Best Savings Bond Company” category organized by Seguro Total magazine.

• Leasing Companies

At June 30, 2004, the Bradesco Organization had the following leasing companies: Bradesco BCN Leasing S.A. Arrendamento Mercantil, Bradesco Leasing S.A. Arrendamento Mercantil, formerly Potenza Leasing S.A. Arrendamento Mercantil, Bancocidade Leasing Arrendamento Mercantil S.A., Alvorada Leasing Brasil S.A. Arrendamento Mercantil, formerly BBV Leasing Brasil S.A. Arrendamento Mercantil and Zogbi Leasing S.A. Arrendamento Mercantil.

Balance Sheet in Aggregate - In millions of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	4,818	4,950	5,217	5,259
Funds available	6	6	4	1
Interbank investments	3,023	3,081	2,273	2,325
Securities and derivative financial instruments	21	12	1,254	1,273
Leasing operations	1,396	1,477	1,305	1,271
Allowance for leasing losses	(127)	(127)	(119)	(107)
Other receivables and other assets	499	501	500	496
Permanent assets	37	40	39	37

Total	4,855	4,990	5,256	5,296

LIABILITIES
Current and long-term liabilities	2,964	3,012	3,056	3,060
Interbank deposits	144	117	-	-
Securities received under security repurchase agreements
and funds received from issuance of securities	1,454	1,523	1,703	1,766
Borrowings and onlendings	242	256	233	203
Derivative financial instruments	11	10	20	15
Subordinated debt	633	635	625	623
Other liabilities	480	471	475	453
Stockholders' equity	1,891	1,978	2,200	2,236

Total	4,855	4,990	5,256	5,296

Statement of Income - In millions of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from lending and trading activities	195	242	437	415	426	841
Expenses for lending and trading activities	(84)	(132)	(216)	(304)	(324)	(628)
Gross profit from financial intermediation	111	110	221	111	102	213
Other operating income (expenses), net	(25)	(12)	(37)	(14)	(25)	(39)
Operating income	86	98	184	97	77	174
Non-operating income	3	-	3	1	-	1
Income before taxes and contributions	89	98	187	98	77	175
Tax and contributions on income	102	(34)	68	(37)	(24)	(61)

Net income	191	64	255	61	53	114

Leasing Performance - Consolidated Bradesco

Bradesco's leasing operations are carried out through Bradesco BCN Leasing S.A. Arrendamento Mercantil and Banco Finasa S.A.

At June 30, leasing operations brought to present value totaled R$ 1.352 billion, with a balance of R$ 24.8 million receivable in operating leases.

According to the Brazilian Association of Leasing Companies (ABEL), the Bradesco Organization leasing companies are sector leaders, with a 13.7% share of this market (base date: April 2004). This sound performance is rooted in its Branch Network integrated operations and the maintenance of its diversified business strategies in various market segments, in particular, the implementation of operating agreements with major industries, mainly in the heavy vehicle and machinery/equipment sectors.

The following pie graph presents the composition of Bradesco's consolidated leasing portfolio by types of asset.

Portfolio by Types of Asset at June 30, 2004

• Bradesco Consórcios (Consortium Purchase System)

Administradora (management company)

Balance Sheet - In thousands of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	21,907	22,521	36,744	47,501
Securities	18,118	18,853	35,788	45,765
Other receivables	3,789	3,668	956	1,736
Permanent assets	694	726	747	800

Total	22,601	23,247	37,491	48,301

LIABILITIES
Current and long-term liabilities	11,688	11,446	8,859	14,336
Amounts receivable from former groups now	4,889	5,090	5,560	5,650
closed
Other liabilities	6,799	6,356	3,299	8,686
Stockholders’ equity	10,913	11,801	28,632	33,965

Total	22,601	23,247	37,491	48,301

Statement of Income - In thousands of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income on commission and fees	194	3,820	4,014	15,335	20,023	35,358
Taxes payable	(32)	(280)	(312)	(903)	(1,183)	2,086
Financial income	368	510	878	919	1,263	2,182
Administrative expenses (including personnel
expenses)	(1,661)	(1,461)	(3,122)	(1,933)	(2,559)	(4,492)
Selling expenses	(3,902)	(1,231)	(5,133)	(2,088)	(5,078)	(7,166)
Other operating (expenses) income	17	50	67	47	120	167
Income before taxes and contributions	(5,016)	1,408	(3,608)	11,377	12,586	23,963
Taxes and contributions on income	1,637	(521)	1,116	(1,950)	(2,657)	(4,607)

Net income (loss)	(3,379)	887	(2,492)	9,427	9,929	19,356

Quarterly Results – 2003 and 2004

Consortium Groups

Balance Sheet - In thousands of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	1,566	19,342	124,366	164,330
Amount offset	123,557	1,465,378	4,436,832	5,499,952

Total	125,123	1,484,720	4,561,198	5,664,282

LIABILITIES
Current and long-term liabilities	-	233	12,260	21,626
Stockholders’ equity	1,566	19,109	112,106	142,704
Amount offset	123,557	1,465,378	4,436,832	5,499,952

Total	125,123	1,484,720	4,561,198	5,664,282

Operations

At June 30, 2004, a total of 91 thousand consortium quotas had been sold, with billings in excess of R$ 2.9 billion, 12,347 participants had been selected by bid or draw and 6,937 items had been delivered to members comprising 486 groups. 175 new groups were formed during the first half of 2004.

The company uses all the facilities offered by the Bradesco Organization customer service network to commercialize the products offered, a unique market advantage and responsible in great part for the fast-growing results. The extensive nature and security associated with the Bradesco brand name are important advantages for expanding sales.

Mission

The company’s mission is to manage consortium plans and groups for consumer and corporate purchasers regardless of whether they are Bradesco account holders or not, and to operate in the car, truck, tractor and combine harvester segment, as well as in real estate, maintaining excellent standards in the quality of the services offered and in consortium system practice, pursuant to regulations determined by the Brazilian Central Bank and in line with the Bradesco Organization’s philosophy.

Segmentation

The Bradesco Organization’s entry into this segment is part of its strategy to offer the most complete range of product and services possible to its customers.

Providing all income brackets with the opportunity to purchase items through the consortium quota system, filling a market lacuna at accessible prices, especially considering, as regards the country’s present housing deficit, real estate products.

Representation

Within this segment, Bradesco plays a central role in providing Brazilians with the opportunity to acquire consumer durables and real estate. In this sector consumers can acquire apartments, houses, building plots or commercial offices.

From January to June 2004, Bradesco Consórcios sold a total of 42,739 quotas, with billings of R$ 1.219 billion. Of this total, 21,312 are vehicle quotas, followed by 20,823 in real estate quotas sold during the period.

Market leadership

Bradesco Consórcios assumed the leadership of the real-estate segment, according to information published by the Brazilian Central Bank, with 31,063 quotas sold in May, following the 41.68% increase over company results for April.

This leadership position is the result of the efforts and motivation of our sales teams and the distribution force of our customer service network.

Quotas Sold
during the first half of 2004

Quotas sold and accumulated up to June 30, 2004

Total Outstanding Real-estate Quotas in 2004

Number of active participants in the 10 largest real-estate consortium administrators (thousand) (*)

(*)	Brazilian Central Bank Data for May 2004

• Bradesco S.A. - Corretora de Títulos e Valores Mobiliários

Balance Sheet – In thousands of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	145,320	153,910	320,961	128,999
Funds available	14	10	15	38
Interbank investments and securities	85,763	88,530	62,397	69,514
Other receivables and other assets	59,543	65,370	258,549	59,447
Permanent assets	18,287	18,908	21,084	22,154

Total	163,607	172,818	342,045	151,153

LIABILITIES
Current and long-term liabilities	73,865	79,006	271,781	77,818
Other liabilities	73,865	79,006	271,781	77,818

Stockholders' equity	89,742	93,812	70,264	73,335

Total	163,607	172,818	342,045	151,153

Statement of Income - In thousands of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Income from lending and trading activities	4,453	4,583	9,036	2,498	2,557	5,055
Gross profit from financial intermediation	4,453	4,583	9,036	2,498	2,557	5,055
Other operating income (expenses), net	313	1,142	1,455	5,113	1,162	6,275
Operating income	4,766	5,725	10,491	7,611	3,719	11,330
Non-operating income (expense)	-	(1)	(1)	-	2	2
Income before taxes and contributions	4,766	5,724	10,490	7,611	3,721	11,332
Taxes and contributions on income	(1,620)	(1,898)	(3,518)	(2,561)	(1,234)	(3,795)

Net income	3,146	3,826	6,972	5,050	2,487	7,537

At the end of the second quarter, Bradesco Corretora maintained its outstanding position in the Capital Market.

We present below a summary of the main activities carried out during the second quarter of 2004.

Bradesco Corretora ended the year ranked 13th among the more than 80 brokerage firms operating in the São Paulo Stock Exchange (BOVESPA). During the period, services were provided to 40,071 investors and 114,019 buy and sell orders were carried out for a total financial volume of R$ 2.7 billion. The Corretora participates with BOVESPA in the “Bovespa vai até você” campaign in an important effort to raise public awareness regarding the benefits of investing in the stock market.

Bradesco Corretora negotiated 666.3 thousand contracts in the Mercantile and Futures Exchange (BM&F) for a financial volume of R$ 76.1 billion, ranking the Corretora 28th out of more than 80 participants. The Corretora has centered its efforts on the continued expansion of its business, as well as promoting the futures market. In the agricultural area, the Corretora acts directly in the country’s main production centers, through visits, seminars and participation in agricultural fairs and expos. In conjunction with the BM&F, the company sponsored visits to the exchange and Bradesco Corretora in São Paulo by investors from all over the country. At the same time, the company hosted numerous visits by farmers, teachers, opinion-makers and brokers from the physical commodities market.

Online web trading for the quarter totaled 49,229 orders with a financial volume of R$ 285.5 million, comprising 3.0% of all Home-Broker operations carried out in BOVESPA and placing the Corretora fifth in the overall ranking. The customer base increased by 7.9% with more than 1,721 new customers registered during the quarter and more than 10,708 e-mails received.

As a result of its role in Public Offerings of Share Purchases, Special Operations, Stock Swapping Auctions and Privatization Auctions, Bradesco Corretora continues in its important market position, with a financial volume of R$ 1.7 million for the quarter.

Bradesco Corretora offers an investment analysis service, operating in conjunction with Banco Bradesco’s economic area, delivering main market performance reports, suggested stock portfolios and a comprehensive stock guide.

The company also offers a non-resident investor representation service for transactions carried out in the financial and capital markets, in accordance with the provisions of CMN Resolution 2689, of January 26, 2000.

Net income recorded for the quarter totaled R$ 2.5 million.

Stockholders' equity at the end of the quarter increased to R$ 73 million, corresponding to 48.34% of total assets of R$ 151 million.

Information - Trading at BM&F and BOVESPA

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

BM&F
Ranking	26th	19th	20th	26th	28th	27th
Contracts traded (million)	0.4	0.6	1.0	0.7	0.7	1.4
Financial volume (in billions of reais)	53.9	73.7	127.6	80.0	76.1	156.1

Stock Exchange
Ranking	9th	13th	10th	9th	13th	10th
Number of investors	14,781	12,264	27,045	57,813	40,071	97,884
Number of orders executed	50,792	66,380	117,172	101,820	114,019	215,839
Volume traded (in billions of reais)	1.9	2.5	4.4	4.7	2.7	7.4

Home Broker
Ranking	4th	4th	4th	5th	5th	5th
Registered customers	15,127	16,025	16,025	21,787	23,508	23,508
Orders executed	30,454	40,311	70,765	59,785	49,229	109,014
Volume traded (in millions of reais)	167.6	224.0	391.6	355.7	285.5	641.2

• Bradesco Securities, Inc.

Balance Sheet - In thousands of reais

	2003		2004

	March	June	March	June

ASSETS
Current assets and long-term receivables	2,825	59,207	64,255	66,047
Funds available	414	344	424	322
Interbank investments	2,354	17,739	2,912	7,091
Securities and derivative financial instruments	-	41,086	60,894	58,611
Other receivables and other assets	57	38	25	23
Permanent assets	127	96	56	46

Total	2,952	59,303	64,311	66,093

LIABILITIES
Current and long-term liabilities	216	110	433	203
Other liabilities	216	110	433	203
Stockholders' equity	2,736	59,193	63,878	65,890

Total	2,952	59,303	64,311	66,093

Statement of Income - In thousands of reais

	2003			2004

	1st Qtr.	2nd Qtr.	1st Half	1st Qtr.	2nd Qtr.	1st Half

Gross profit from financial intermediation	9	(196)	(187)	720	(1,899)	(1,179)
Other operating income (expenses), net	(530)	(319)	(849)	(1,767)	(452)	(2,219)
Operating income (expense)	(521)	(515)	(1,036)	(1,047)	(2,351)	(3,398)

Loss	(521)	(515)	(1,036)	(1,047)	(2,351)	(3,398)

Bradesco Securities, Inc., a wholly owned subsidiary of Banco Bradesco, operates as a broker dealer in the United States. The company's activities are focused on the intermediation of share purchases and sales, with emphasis on ADR operations. The company is also authorized to operate with Bonds, Commercial Paper and Certificates of Deposit, among others, and to provide Investment Advisory services. This Bradesco initiative was motivated by more than 90 programs involving ADRs of Brazilian companies traded in New York and by the growing interest of foreign investors in the emerging markets and is designed to offer support for global economy investors who invest part of this flow in countries such as Brazil.

Designed to provide leverage to its brokerage transactions abroad, Bradesco Securities, Inc. increased company capital in the amount of US$ 20 million in May 2003.

Banco Bradesco obtained Financial Holding Company status from the Board of Governors of the Federal Reserve System, on January 30, 2004, which will permit the expansion of Bradesco Securities’ activities.

This status, given based on a rigorous analysis of various aspects determined in US banking legislation, including Bradesco’s high level of capitalization and the quality of its Management, will allow the Bank, either directly or through its subsidiaries, to operate in the US market, carrying out financial activities under the same conditions as local banks, in particular the following:

- Underwriting, private placement and market-making

- Acquisitions, mergers, portfolio management and financial services (merchant banking)

- Administration of mutual fund portfolios

- Sale of insurance

Accordingly, Banco Bradesco has strengthened its role in the Investment Banking segment, increasing opportunities for exploiting various financial activities in the US market and contributing to the increase in the volume of transactions carried out with Brazilian companies.

• Acknowledgements

Bradesco led the ranking in disbursements from the National Bank for Economic and Social Development - BNDES, with R$ 1.2 billion distributed in 6,300 transactions. The Bank also played an outstanding role in the onlending of BNDES funds for micro, small and medium size companies in the total amount of more than R$ 687 million.

Bradesco pays the largest dividends out of all institutions in the Brazilian banking sector and the third largest out of all companies in Brazil for the last 10 years, according to a study prepared by the consultancy Lafis. Moreover, Bradesco was also ranked leader, in the banking sector of 8 Latin American countries and the U.S.A., in dividend yield, based on an analysis carried out by the consultants, Economática.

Bradesco received triple recognition in the poll carried out by Gazeta Mercantil/Austin Rating and published in the special Financial Report edition of Gazeta Mercantil newspaper: as Best Retail Sector Bank, Best Private Pension Fund Company and Best Insurance Company in the Auto Line. The study also revealed Bradesco as Brazil’s largest financial institution by shareholders’ equity and the largest among private Brazilian institutions in assets, deposits, income on credit operations, income on securities transactions, income from lending and trading activities and credit operations.

The areas responsible for fund management, BRAM - Bradesco Asset Management, received the maximum rating from Moody’s, one of the world’s most important risk rating agencies, with “Aaa (MQ)” in Management Quality. The agency’s report highlighted Bradesco for its excellent administration, strong financial principles, efficient operating and risk controls, as well as for its clearly focused strategic vision.

Bradesco is the Bank with the largest number of funds included in the list of best fixed-income funds according to the ranking prepared by Quantum Consultoria and published in Jornal do Brasil newspaper, in April. The publication listed the Bank’s eight Investment Funds among those which ended the first quarter of 2004 with the highest yields.

The Institution also has the largest number of five-star funds listed in the Ranking Invest Tracker, prepared by Thomson Financial Brasil and published in April by O Estado de S. Paulo newspaper. With 16 Investment Funds classified amount the best in their segments, the Bank appears as the main highlight for the second consecutive year.

Bradesco is the institution which grew most in terms of total assets, presenting a growth rate of 776.1% between December 1994 and 2003, from R$ 20.1 billion to R$ 176.1 billion. This information was published in the May edition of the Conjuntura Econômica magazine with presented the financial conglomerate ranking prepared by the Brazilian Institute of Economics (Ibre) and Fundação Getulio Vargas (FGV).

The Organization received two prizes at the 2004 iBest awards. For the eighth consecutive year, Bradesco came first in the Banks category – by popular jury. Bradesco Seguros also won the award for best voted Insurance website – by popular jury.

• Sociocultural Events

During the first half of 2004, Bradesco gave support to a number of different social projects throughout Brazil. These consisted of cultural, regional, sector or professional venues, including trade fairs, seminars, conventions and community events.

In commemoration of São Paulo’s 450th anniversary, Bradesco sponsored an exhibition of Picasso (Picasso na Oca – uma retrospectiva). This was the largest exhibition of the art of the Spanish genius Pablo Picasso ever to be shown in Latin America, with 124 works from the Picasso Museum in Paris on show and was visited by more than 900 thousand people. Bradesco was this important event’s exclusive sponsor.

During the first half of the year, Bradesco was present once again at the Summer Festival and Carnival in Salvador - BA and at the Saint John’s fiesta in Caruaru - PE. The Organization also gave support to the Agrishow in Ribeirão Preto - SP, Rio Verde - GO, Rondonópolis - MT, and Luís Eduardo Magalhães - BA, as well as the Expo Zebu cattle show, in Uberaba - MG, the Show Rural Coopavel, in Cascavel - PR, and the 2004 International Machinery Expo in São Paulo - SP.

Bradesco Seguros continued its important support of the Série Dell’Arte International Concerts. During the first half, presentations were given by the Concerto Italiano, the Akademe Für Alte Musik and Emma Kirkby & The Romantic Chamber Group of London.

In the educational area, the Bradesco Foundation, in partnership with Microsoft and Cisco, commenced implementation of a number of Digital Inclusion Centers (CIDs). These are centers installed in the vicinity of schools and offer the general public basic IT courses and online access to public services, as well as promoting citizenship values and the development of community actions. In all 20 CIDs will be installed in 2004.

At the end of April, the Finasa Osasco senior women’s volleyball team won the Ladies SuperLeague Championship for the second time in a row (2003/2004).

• Fundação Bradesco - The Bradesco Organization’s Social Arm

Background

The Bradesco Foundation, a not-for-profit entity, headquartered at Cidade de Deus, Osasco, SP, was founded in 1956 and declared to be of Federal Public Utility by Decree 86,238, on July 30, 1981.

Convinced that education lies at the roots of equal opportunity and personal and collective fulfillment, the Bradesco Foundation currently maintains 40 schools installed as priority in the country’s most underprivileged regions, in all of Brazil’s states and in the Federal District.

Objectives and Goals

Through its pioneer action in private social investment, the Bradesco Foundation’s chief mission is to provide formal, quality education to children, young people and adults ensuring that they receive the qualifications required to achieve personal fulfillment through their work and the exercising of their rights and duties as citizens.

Accordingly, the Foundation has expanded its activities yearly, increasing the number of students matriculated in its schools from 13,080 to more than 105,000 over the last twenty-four years. The Bradesco Foundation schools offer education free-of-charge at pre, junior and high school levels, as well as basic professional and technical training in IT, electronics, industry, management and agriculture and livestock raising. Distance learning is also offered as part of its Youth and Adult Education programs.

Important Events

The 40th Bradesco Foundation School, in Jardim Conceição, Osasco, SP, opened its doors on March 16 this year, with modern facilities and the capacity to attend some 2,000 students from the local community.

On March 7, all the Foundation Schools took part in Brazil’s “National Voluntary Action Day”. More than 300 thousand people benefited from activities promoted in the leisure and entertainment, education, culture, sports, healthcare, community development and citizenship action areas. Seven thousand volunteers were involved, including students, parents, support staff, teachers and professionals from partner organizations, providing more than 600 quality services to community members residing in the vicinity of the Foundation schools.

Designed to offer the general public basic IT skills and online access to public services, as well as promoting citizenship values through the development of community actions, the Bradesco Foundation entered into partnership with other high-tech companies to create a number of Digital Inclusion Centers – CIDs. This project was designed to combat digital exclusion and increase IT access by people living near the schools, at specific locations managed by volunteers from the local community. High school students will monitor the activities carried out as well as playing a leading role as IT instructors.

The Center for Educational Technology and Social Inclusion created by the Bradesco Foundation in Campinas, SP, and opened on June 3, 2004, boasts state-of-the-art hard and software technology and a wireless communications network. The Center is designed to promote the skills of students and teachers at the Bradesco Foundation and from the public school network, as well as developing research which will be used to integrate information and communication technology with the educational process and for social inclusion.

School Locations

The majority of the Foundation's educational units are located on the outskirts of major cities or in rural areas where there is a significant lack of educational and welfare assistance. Thousands of students in all four corners of Brazil are given the opportunity to study at the Foundation schools.

Schools	Students

Aparecida de Goiânia - GO	2,163
Bagé - RS	2,129
Boa Vista - RR	1,940
Bodoquena - MS	1,136
Cacoal - RO	2,152
Campinas - SP	4,707
Canuanã - TO	1,311
Caucaia - CE	2,140
Ceilândia - DF	3,163
Cidade de Deus - Osasco, SP
• Unit I	4,009
• Unit II	2,816
• Basic Supplementary
Education Telecenters
in Companies	7,004
• Professional Training Centers	6,068
Conceição do Araguaia - PA	2,264
Cuiabá - MT	2,358
Feira de Santana - BA	539
Garanhuns - PE	584
Gravataí - RS	3,273
Irecê - BA	2,447
Itajubá - MG	2,386
Jaboatão - PE	2,498
Jardim Conceição - SP	2,375
João Pessoa - PB	2,058
Laguna - SC	2,143
Macapá - AP	2,051
Maceió - AL	2,489
Manaus - AM	2,883
Marília - SP	3,710
Natal - RN	2,215
Paragominas - PA	2,323
Paranavaí - PR	1,869
Pinheiro - MA	2,220
Propriá - SE	2,031
Registro - SP	2,344
Rio Branco - AC	2,224
Rio de Janeiro - RJ	4,108
Rosário do Sul - RS	840
Salvador - BA	2,070
São João Del Rei - MG	2,043
São Luís - MA	2,444
Teresina - PI	2,220
Vila Velha - ES	1,992

Basic Professional Education Rural Area - Artificial Insemination

Cáceres - MT	200
Campinas - SP	400
Campo Grande - MS	200
Goiânia - GO	200
Igarapé - MG	200
Ilhéus - BA	100
Uberaba - MG	440

Subtotal	1,740

Total (*)	107,479

(*) Projected for 2004.

The Bradesco Foundation - An Educational Project of the Size of Brazil

Financing

The Bradesco Foundation activities are funded exclusively by resources from its own income and donations made by the Bradesco Organization Companies.

Investments in 2003	R$ 138.3 million

Budget for 2004	R$ 148.3 million

Courses - Grades - Forecast for 2004

	Students	% of total

Infant	3,536	3.30
Junior and Middle	30,653	28.52
High School and Technical/Vocational Training	16,631	15.47
Youth and Adult Education	21,705	20.19
Basic Professional Training	34,954	32.52

Total	107,479	100.0

Student Profile - Base: December 2003

Increase in Student Numbers

• Statement of Social Responsibility for the First Half - 2004 and 2003

1) Calculation basis	1st Half 2004 (in thousands of reais)			1st Half 2003 (in thousands of reais)
Net revenue (RL) (1)	5,336,282			4,581,642
Operating income (RO)	1,420,448			1,999,071
Gross payroll (FPB)	2,410,603			2,201,013

2) Internal social indicators	In thousands of reais	% of PFB	% of RL	In thousands of reais	% of FPB	% of RL
Meals	215,655	8.9	4.0	185,741	8.4	4.0
Compulsory social charges	455,470	18.8	8.5	391,281	17.8	8.5
Private pension plans	104,351	4.3	2.0	135,415	6.2	3.0
Healthcare insurance	109,105	4.5	2.0	86,687	3.9	1.9
Safety and medical care in the workplace	-	-	-	-	-	-
Education	-	-	-	-	-	-
Culture	-	-	-	-	-	-
Professional qualification and training	21,329	0.9	0.4	29,993	1.4	0.7
On-site child care and child-care benefit	20,718	0.9	0.4	13,968	0.6	0.3
Employee profit sharing	83,497	3.5	1.6	79,573	3.6	1.7
Other	28,874	1.2	0.4	19,584	0.9	0.4
Total - Internal social indicators	1,038,999	43.0	19.3	972,242	42.8	20.5

3) External social indicators	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL
Education	36,038	2.5	0.7	32,440	1.6	0.7
Culture	6,347	0.4	0.1	6,898	0.4	0.2
Health and basic sanitation	1,401	0.1	-	2,296	0.1	-
Sports	1,470	0.1	-	4,569	0.2	0.1
Prevention of hunger and food security	261	-	-	532	-	-
Other	1,561	0.2	-	3,367	0.2	0.1
Total contribution to society	47,078	3.3	0.8	50,102	2.5	1.1
Taxes (excluding social charges)	1,055,838	74.3	19.8	1,242,748	62.2	27.1
Total - External social indicators	1,102,916	77.6	20.6	1,292,850	64.7	28.2

4) Environmental indicators	In thousands of reais	% of RO	% of RL	In thousands of reais	% of RO	% of RL
Investments related to company production/operation	-	-	-	-	-	-
Investments in external programs/projects	-	-	-	-	-	-
Total investments in environment protection	-	-	-	-	-	-

As regards the establishment of “annual goals” for minimizing waste, general production/operation consumption and the efficient use of natural resources, the company:	( ) has no established goals			( ) has no established goals
	( ) complies (0% to 50%)			( ) complies (0% to 50%)
	( ) complies (51% to 75%)			( ) complies (51% to 75%)
	( ) complies (76% to 100%)			( ) complies (76% to 100%)

5) Employee indicators	1st Half 2004			1st Half 2005
Employees at the end of the period	74,784			78,148
Admissions during the period	1,700			6,797
Outsourced employees	6,782			7,809
Trainees/interns	368			514
Employees older than 45	5,548			5,423
Women employees	34,237			34,814
% of management positions held by women	19.2%			17.9%
Black employees (2)	N/D			N/D
% of management positions held by blacks	N/D			N/D
Disabled employees or employees with special needs	695			629

6) Significant information regarding the level of corporate citizenship	1st Half 2004			1st Half 2005
Ratio between maximum and minimum salary	N/A			N/A
Total number of accidents in the workplace	97			N/A
The company’s social and environmental projects were established by:	( )directors	( x )directors and managers	( )all employees	( )directors	( x )directors and managers	( )all employees
Workplace safety and health standards were defined by:	( )directors	( )all employees	( x )all + Cipa	( )directors	( )all employees	( x )all + Cipa
As regards freedom of trade union activities, collective bargaining rights and internal employee representation, the company:	( x )does not interfere	( )complies with OIT (4) rules	( )encourages activities and complies with OIT rules	( x )does not interfere	( )complies with OIT rules	( )encourages activities and complies with OIT rules
Private pension plans are offered to:	( )directors	( )directors and managers	( x )all employees	( )directors	( )directors and managers	( x )all employees
The company’s profit sharing plan is distributed to:	( )directors	( )directors and managers	( x )all employees	( )directors	( )directors and managers	( x )all employees
When selecting suppliers, the ethical, social and environmental responsibility standards adopted by the company:	( )are not considered	( )are suggested	( x )are required	( )are not considered	( )are suggested	( x )are required
As regards the participation of employees in voluntary work programs, the company:	( )does not interfere	( x )gives support	( )organizes and encourages participation	( )does not interfere	( x )gives support	( )organizes and encourages participation
Total number of consumer complaints resolved:	at the company N/A	at Procon (5) N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A
% of complaints resolved:	at the company N/A	at Procon N/A	at Court level N/A	at the company N/A	at Procon N/A	at Court level N/A

Total Added Value to be Distributed (in thousands of reais)	1st Half 2004: R$ 4,695,161			1st Half 2003: R$ 4,441,079

Distribution of Added Value (DVA):	32.1% government 41.2% employees 13.9% stockholders 12.8% retained			36.8% government 40.0% employees 14.3% stockholders 8.9% retained

7) Other information

(1) Net revenue (RL) corresponds to Income from Financial Intermediation.
(2) N/A: not available.
(3) Internal Accident Prevention Committee.
(4) International Labor Organization.
(5) Consumer Protection Agency.

• Independent auditors’ report on special review of supplementary account information

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined, in accordance with auditing standards applied in Brazil, the financial statements of Banco Bradesco S.A. and the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries as of and for the semesters ended June 31, 2004 and 2003 and have issued our unqualified opinion, dated July 30, 2004.

Our examinations were made for the purpose of forming an opinion on the financial statements of Banco Bradesco S.A. and on the consolidated financial statements of Banco Bradesco S.A. and its subsidiaries taken as a whole. In connection with our examinations, we have performed a review of the supplementary account information included in the Report on Economic and Financial Analysis that is presented exclusively for the purpose of additional analysis and is not a required part of the financial statements.

Based on our examinations, we are not aware of any significant modifications that should be made to the supplementary account information for it to be presented adequately, in all material respects, in relation to the financial statements taken as a whole.

July 30, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by
Walter Iorio	Cláudio Rogélio Sertório
Accountant CRC 1SP084113/O-5	Accountant CRC 1SP212059/O-0

For further information, please contact:

Board of Executive Officers

José Luiz Acar Pedro - Executive Vice-President
and Investor Relations Director

Phone: (# 55 11) 3681 - 4011

e-mail: 4000.acar@bradesco.com.br

General Secretariat - Investor Relations

Jean Philippe Leroy
Investor Relations Executive General Manager

Phone: (#55 11) 3684-9229 and 3684-9231
Fax: (#55 11) 3684-4570 and 3684-4630
e-mail: 4260.jean@bradesco.com.br

Cidade de Deus - Prédio Novo
Osasco - SP - 06029-900
BRAZIL

www.bradesco.com.br/ir

4 – Consolidated Balance Sheets and Statements of Income – 1999 to 2004

Consolidated Balance Sheet - In thousands of reais

	JUNE	DECEMBER

ASSETS	2004	2003	2002	2001	2000	1999

CURRENT ASSETS AND LONG-TERM RECEIVABLES	170,982,811	171,141,348	137,301,711	105,767,892	90,693,025	75,136,910
FUNDS AVAILABLE	2,221,970	2,448,426	2,785,707	3,085,787	1,341,653	827,329
INTERBANK INVESTMENTS	20,528,547	31,724,003	21,472,756	3,867,319	2,308,273	2,590,599
Open market investments	15,039,080	26,753,660	19,111,652	2,110,573	1,453,461	1,890,828
Interbank deposits	5,493,136	4,970,343	2,370,345	1,760,850	854,815	699,771
Provision for losses	(3,669)	-	(9,241)	(4,104)	(3)	-
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS	56,212,512	53,804,780	37,003,454	40,512,688	33,119,843	29,196,857
Own portfolio	48,096,564	42,939,043	29,817,033	27,493,936	21,743,924	20,950,342
Subject to repurchase agreements	1,619,037	5,682,852	1,497,383	9,922,036	10,822,637	5,987,713
Subject to negotiation and intermediation of securities	-	-	-	526,219	9,394	157
Restricted deposits - Brazilian Central Bank	4,001,517	3,109,634	3,536,659	1,988,799	421,727	2,359,466
Privatization currencies	89,896	88,058	77,371	25,104	9,526	7,241
Subject to collateral provided	1,587,500	1,752,882	1,836,169	715,858	783,501	449,536
Derivative financial instruments	817,998	232,311	238,839	581,169	-	-
Allowance for mark-to-market	-	-	-	(740,433)	(670,866)	(557,598)
INTERBANK ACCOUNTS	14,527,349	14,012,837	12,943,432	5,141,940	5,060,628	6,454,553
Unsettled payments and receipts	540,029	20,237	16,902	10,118	6,920	7,635
Restricted deposits:
- Brazilian Central Bank	13,637,429	13,580,425	12,519,635	4,906,502	4,848,668	6,184,959
- National Treasury - Rural funding	578	578	578	712	660	599
- National Housing System - SFH	318,770	391,871	374,177	217,518	197,191	142,653
Interbank onlendings	-	-	-	-	2,024	116,733
Correspondent banks	30,543	19,726	32,140	7,090	5,165	1,974
INTERDEPARTMENTAL ACCOUNTS	155,816	514,779	191,739	176,073	111,636	49,018
Internal transfer of funds	155,816	514,779	191,739	176,073	111,636	49,018
CREDIT OPERATIONS	46,246,720	42,162,718	39,705,279	35,131,359	30,236,106	21,535,633
Credit operations:
- Public sector	608,542	186,264	254,622	199,182	275,479	154,266
- Private sector	49,550,590	45,768,970	42,842,693	37,689,671	32,244,482	22,848,128
Allowance for loan losses	(3,912,412)	(3,792,516)	(3,392,036)	(2,757,494)	(2,283,855)	(1,466,761)
LEASING OPERATIONS	1,240,969	1,306,433	1,431,166	1,567,927	1,914,081	1,712,343
Leasing receivables:
- Public sector	-	-	45	138	160	800
- Private sector	2,718,495	2,859,533	3,141,724	3,248,050	3,813,369	3,515,396
Unearned lease income	(1,366,519)	(1,438,534)	(1,560,278)	(1,557,642)	(1,760,305)	(1,490,803)
Allowance for leasing losses	(111,007)	(114,566)	(150,325)	(122,619)	(139,143)	(313,050)
OTHER RECEIVABLES	28,790,320	24,098,765	20,690,054	15,685,433	16,226,725	12,420,787
Receivables on guarantees honored	940	624	1,577	1,131	2,020	-
Foreign exchange portfolio	15,126,391	11,102,537	10,026,298	5,545,527	6,417,431	3,375,563
Income receivable	252,942	331,064	249,849	187,910	191,873	109,734
Negotiation and intermediation of securities	232,563	602,543	175,185	761,754	497,655	839,758
Specific credits	-	-	-	146,919	124,776	206,952
Insurance premiums receivable	969,794	889,358	718,909	995,662	818,773	994,718
Sundry	12,397,490	11,324,857	9,640,966	8,107,714	8,258,402	7,021,988
Allowance for other losses	(189,800)	(152,218)	(122,730)	(61,184)	(84,205)	(127,926)
OTHER ASSETS	1,058,608	1,068,607	1,078,124	599,366	374,080	349,791
Other assets	501,461	575,182	679,515	415,484	409,771	406,910
Allowance for losses	(244,063)	(245,373)	(243,953)	(164,290)	(171,876)	(166,447)
Prepaid expenses	801,210	738,798	642,562	348,172	136,185	109,328
PERMANENT ASSETS	5,271,001	4,956,342	5,483,319	4,348,014	4,185,458	5,186,682
INVESTMENTS	1,006,024	862,323	512,720	884,773	830,930	2,453,425
Investments in associated companies:
- Local	480,115	369,935	395,006	742,586	689,002	2,044,120
Other investments	889,362	857,985	439,342	452,871	525,316	753,901
Allowance for losses	(363,453)	(365,597)	(321,628)	(310,684)	(383,388)	(344,596)
PROPERTY AND EQUIPMENT IN USE	2,296,477	2,291,994	2,523,949	2,152,680	2,017,093	1,683,069
Buildings in use	1,378,677	1,398,735	1,748,409	1,475,581	1,491,847	1,415,720
Other fixed assets	3,549,161	3,480,636	3,459,950	2,988,008	2,705,577	2,285,918
Accumulated depreciation	(2,631,361)	(2,587,377)	(2,684,410)	(2,310,909)	(2,180,331)	(2,018,569)
LEASED ASSETS	29,626	34,362	34,323	46,047	10,688	17,026
Leased assets	67,283	63,812	51,198	51,214	19,421	18,451
Accumulated depreciation	(37,657)	(29,450)	(16,875)	(5,167)	(8,733)	(1,425)
DEFERRED CHARGES	1,938,874	1,767,663	2,412,327	1,264,514	1,326,747	1,033,162
Organization and expansion costs	1,187,592	1,124,058	1,037,559	874,970	731,717	477,058
Accumulated amortization	(647,517)	(572,620)	(568,525)	(481,127)	(391,417)	(190,510)
Goodwill on acquisition of subsidiaries, net of amortization	1,398,799	1,216,225	1,943,293	870,671	986,447	746,614
T O T A L	176,253,812	176,097,690	142,785,030	110,115,906	94,878,483	80,323,592

Consolidated Balance Sheet - In thousands of reais

	JUNE	DECEMBER

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003	2002	2001	2000	1999

CURRENT AND LONG-TERM LIABILITIES	162,499,580	162,406,307	131,652,394	100,199,709	86,654,746	73,249,480
DEPOSITS	64,133,482	58,023,885	56,363,163	41,083,979	36,468,659	34,723,630
Demand deposits	13,541,311	12,909,168	13,369,917	8,057,627	7,500,518	6,803,429
Savings deposits	22,456,494	22,140,171	20,730,683	18,310,948	17,835,745	17,244,520
Interbank deposits	47,250	31,400	23,848	40,446	568,416	468,950
Time deposits	28,088,427	22,943,146	22,238,715	14,674,958	10,563,980	10,206,731
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS	16,746,067	32,792,725	16,012,965	14,057,327	12,108,350	7,814,288
Own portfolio	3,100,373	6,661,473	915,946	12,178,855	10,696,199	5,973,260
Third-party portfolio	13,545,400	17,558,740	12,188,054	1,878,472	1,412,151	1,841,028
Unrestricted portfolio	100,294	8,572,512	2,908,965	-	-	-
FUNDS FROM ISSUANCE OF SECURITIES	7,080,310	6,846,896	3,136,842	4,801,410	4,111,171	4,628,344
Exchange acceptances	-	-	1,214	-	-	-
Mortgage notes	1,090,909	1,030,856	384,727	780,425	741,248	452,379
Debentures	-	7,291	100,369	48,921	1,039	1,043,125
Securities issued abroad	5,989,401	5,808,749	2,650,532	3,972,064	3,368,884	3,132,840
INTERBANK ACCOUNTS	128,261	529,332	606,696	192,027	107,129	59,607
Interbank onlendings	4,201	159,098	35,686	4,519	1,059	10,016
Correspondent banks	124,060	370,234	571,010	187,508	106,070	49,591
INTERDEPARTMENTAL ACCOUNTS	961,661	1,782,068	1,337,729	762,505	904,188	879,592
Third-party funds in transit	961,661	1,782,068	1,337,729	762,505	904,188	879,592
BORROWINGS	8,894,396	7,223,356	9,390,630	7,887,154	6,463,555	4,864,414
Local borrowings - official institutions	1,732	2,070	3,368	2,979	9,737	10,178
Local borrowings - other institutions	11,155	4,010	216,812	230,468	170,775	138,279
Foreign borrowings	8,881,509	7,217,276	9,170,450	7,653,707	6,283,043	4,715,957
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS	7,868,013	7,554,266	7,000,046	5,830,633	5,096,604	4,123,486
National Treasury	18,710	51,398	62,187	-	-	-
National Bank for Economic and Social Development (BNDES)	3,695,926	3,403,462	3,437,319	3,067,220	2,589,284	1,650,243
Federal Savings Bank (CEF)	451,267	459,553	453,803	433,381	405,264	388,109
Government Agency for Machinery and Equipment Financing (FINAME)	3,697,913	3,638,966	3,045,176	2,321,508	2,090,374	2,064,153
Other institutions	4,197	887	1,561	8,524	11,682	20,981
FOREIGN ONLENDINGS	53,988	17,161	47,677	316,283	108,178	185,774
Foreign onlendings	53,988	17,161	47,677	316,283	108,178	185,774
DERIVATIVE FINANCIAL INSTRUMENTS	784,356	52,369	576,697	111,600	-	-
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS	29,478,345	26,408,952	19,155,479	13,853,426	10,338,065	7,563,919
OTHER LIABILITIES	26,370,701	21,175,297	18,024,470	11,303,365	10,948,847	8,406,426
Collection of taxes and other contributions	1,189,650	130,893	108,388	181,453	128,785	113,693
Foreign exchange portfolio	8,749,851	5,118,801	5,002,132	1,343,769	2,439,657	1,029,963
Social and statutory payables	617,690	851,885	666,409	572,265	560,533	603,405
Taxes and social security contributions	4,152,995	4,781,458	4,376,031	3,371,127	3,094,628	2,665,681
Negotiation and intermediation of securities	186,416	595,958	109,474	1,307,385	592,395	914,127
Subordinated debt	6,181,255	4,994,810	3,321,597	969,842	-	-
Sundry	5,292,844	4,701,492	4,440,439	3,557,524	4,132,849	3,079,557
DEFERRED INCOME	37,889	31,774	15,843	9,020	34,632	17,543
Deferred income	37,889	31,774	15,843	9,020	34,632	17,543
MINORITY INTEREST IN SUBSIDIARY COMPANIES	65,971	112,729	271,064	139,231	96,903	287,350
STOCKHOLDERS' EQUITY	13,650,372	13,546,880	10,845,729	9,767,946	8,092,202	6,769,219
Capital:
- Local residents	6,343,955	6,343,955	4,960,425	4,940,004	5,072,071	4,206,644
- Foreign residents	656,045	656,045	239,575	259,996	74,429	58,856
Unpaid capital	-	-	-	-	(400,500)	(465,500)
Capital reserves	10,270	8,665	7,435	7,435	19,002	5,643
Revenue reserves	6,665,288	6,066,640	5,715,317	4,614,110	3,403,020	2,963,576
Mark-to-market adjustment - securities and derivatives	27,703	478,917	9,152	-	-	-
Treasury stock	(52,889)	(7,342)	(86,175)	(53,599)	(75,820)	-
STOCKHOLDERS' EQUITY MANAGED BY THE PARENT COMPANY	13,716,343	13,659,609	11,116,793	9,907,177	8,189,105	7,056,569
T O T A L	176,253,812	176,097,690	142,785,030	110,115,906	94,878,483	80,323,592

Consolidated Statement of Income - In thousands of reais

	2003	2002	2001	2000	1999

INCOME FROM LENDING AND TRADING ACTIVITIES	27,529,706	31,913,379	21,411,673	15,519,008	18,286,815

Credit operations	12,294,528	15,726,929	11,611,236	7,787,745	9,602,701
Leasing operations	307,775	408,563	420,365	512,962	730,929
Security transactions	7,328,805	9,527,663	7,367,600	6,122,486	5,875,823
Financial income on insurance, private pension plans and savings bonds	5,359,939	3,271,913	-	-	-
Derivative financial instruments	55,192	(2,073,247)	(270,572)	-	-
Foreign exchange transactions	797,702	4,456,594	2,045,092	872,234	1,776,925
Compulsory deposits	1,385,765	594,964	237,952	223,581	300,437

EXPENSES	17,201,888	23,259,783	13,312,726	9,132,137	12,821,198
Interest and charges on:
Deposits	10,535,497	10,993,327	6,986,027	5,521,407	4,954,854
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	(3,120,342)	2,241,283	-	-	-
Borrowings and onlendings	1,083,379	7,194,161	4,316,682	2,158,725	5,819,063
Leasing operations	12,981	12,486	-	93	18,852
Provision for loan losses	2,449,689	2,818,526	2,010,017	1,451,912	2,028,429

INCOME FROM FINANCIAL INTERMEDIATION	10,327,818	8,653,596	8,098,947	6,386,871	5,465,617

OTHER OPERATING INCOME (EXPENSES)	(6,774,710)	(6,343,850)	(5,324,166)	(4,647,041)	(4,404,370)

Commissions and fees	4,556,861	3,711,736	3,472,560	3,042,699	2,099,937
Income on insurance premiums, private pension plans and savings bonds	11,726,088	10,134,873	8,959,259	6,919,942	5,975,488
Change in technical reserves for insurance, private pension plans and savings bonds	(3,670,163)	(2,784,647)	(3,492,217)	(3,001,118)	(2,341,648)
Claims - insurance operations and savings bond redemptions	(5,079,973)	(4,335,895)	(3,996,108)	(2,866,389)	(2,844,171)
Insurance and pension plan selling expenses	(762,010)	(667,527)	(689,352)	(645,020)	(635,351)
Expenses with pension plan benefits and redemptions	(2,362,771)	(1,688,639)	(1,369,424)	(912,784)	(557,608)
Personnel expenses	(4,779,491)	(4,075,613)	(3,548,805)	(3,220,607)	(2,783,627)
Other administrative expenses	(4,814,230)	(4,028,377)	(3,435,759)	(2,977,665)	(2,566,657)
Tax expenses	(1,054,397)	(847,739)	(790,179)	(670,138)	(651,801)
Equity in the earnings of associated companies	5,227	64,619	70,764	156,300	127,100
Other operating income	2,163,639	1,320,986	1,326,459	902,807	1,069,562
Other operating expenses	(2,703,490)	(3,147,627)	(1,831,364)	(1,375,068)	(1,295,594)

OPERATING INCOME	3,553,108	2,309,746	2,774,781	1,739,830	1,061,247

NON-OPERATING INCOME (EXPENSES), NET	(841,076)	186,342	(83,720)	(123,720)	(224,874)

INCOME BEFORE TAXES AND PROFIT SHARING	2,712,032	2,496,088	2,691,061	1,616,110	836,373

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(396,648)	(460,263)	(502,257)	(258,776)	307,186

NON-RECURRING/EXTRAORDINARY INCOME	-	-	-	400,813	-

MINORITY INTEREST IN SUBSIDIARIES	(9,045)	(13,237)	(18,674)	(17,982)	(38,753)

NET INCOME	2,306,339	2,022,588	2,170,130	1,740,165	1,104,806

RETURN ON STOCKHOLDERS' EQUITY	17.02%	18.65%	22.22%	21.50%	16.32%

Consolidated Statement of Income - In thousands of reais

	2004		2003				2002

	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.

INCOME FROM LENDING AND TRADING ACTIVITIES	7,719,563	6,756,620	7,443,322	7,911,617	5,096,140	7,078,627	3,083,730	15,811,393

Credit operations	3,659,023	3,099,790	3,169,261	3,504,644	2,685,193	2,935,430	1,519,950	7,344,652
Leasing operations	56,715	85,112	78,660	85,952	65,777	77,386	74,886	127,240
Securities transactions	2,120,909	1,680,538	2,230,775	2,312,036	995,040	1,790,954	(712,805)	6,319,688
Financial income on insurance, private pension plans and savings bonds	1,181,151	1,245,029	1,411,927	1,334,756	1,172,214	1,441,042	1,398,046	770,981
Derivative financial instruments	(68,697)	195,557	8,877	33,158	(360,489)	373,646	307,885	(1,585,879)
Foreign exchange transactions	502,246	161,157	254,543	275,508	168,153	99,498	169,630	2,706,668
Compulsory deposits	268,216	289,437	289,279	365,563	370,252	360,671	326,138	128,043

EXPENSES	5,152,601	3,987,300	4,251,574	5,357,189	3,068,353	4,524,772	721,442	12,877,250
Interest and charges on:
Deposits	3,029,988	2,454,373	2,605,171	3,434,326	1,826,314	2,669,686	(5,216)	6,049,300
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds	698,695	652,313	701,184	761,148	755,950	902,060	978,809	519,325
Borrowings and onlendings	905,617	315,760	490,305	555,389	(103,670)	141,355	(834,266)	5,409,418
Leasing operations	4,747	3,860	3,398	3,187	3,194	3,202	3,204	3,097
Provision for loan losses	513,554	560,994	451,516	603,139	586,565	808,469	578,911	896,110

INCOME FROM FINANCIAL INTERMEDIATION	2,566,962	2,769,320	3,191,748	2,554,428	2,027,787	2,553,855	2,362,288	2,934,143

OTHER OPERATING INCOME (EXPENSES)	(1,945,378)	(1,970,456)	(2,305,000)	(1,887,139)	(1,168,690)	(1,413,881)	(1,703,272)	(2,439,061)

Commissions and fees	1,375,202	1,318,936	1,274,590	1,182,359	1,082,637	1,017,275	991,101	934,418
Income on insurance premiums, private pension plans and savings bonds	2,989,637	2,993,333	3,434,634	2,873,832	2,728,022	2,689,600	3,243,557	2,678,997
Change in technical reserves for insurance, private pension plans and savings bonds	(693,433)	(877,511)	(1,143,458)	(863,897)	(708,447)	(954,361)	(1,484,011)	(874,013)
Claims - insurance operations and savings bond redemptions	(1,627,879)	(1,505,505)	(1,221,906)	(1,349,775)	(1,338,042)	(1,170,250)	(1,106,755)	(1,098,887)
Insurance and pension plan selling expenses	(205,157)	(212,316)	(208,229)	(190,761)	(182,499)	(180,521)	(179,671)	(167,297)
Expenses with pension plan benefits and redemptions	(590,492)	(532,648)	(955,812)	(555,691)	(461,256)	(390,012)	(508,501)	(419,728)
Personnel expenses	(1,233,345)	(1,177,258)	(1,272,063)	(1,306,415)	(1,147,838)	(1,053,175)	(1,047,093)	(1,144,413)
Other administrative expenses	(1,215,747)	(1,207,853)	(1,328,021)	(1,232,599)	(1,152,697)	(1,100,913)	(1,111,005)	(1,062,951)
Tax expenses	(343,100)	(335,887)	(293,466)	(254,650)	(238,429)	(267,852)	(257,997)	(185,527)
Equity in the earnings of associated companies	122,309	(41)	30,723	7,218	(27,989)	(4,725)	32,855	8,660
Other operating income	279,688	257,521	246,948	384,841	855,810	676,040	(70,632)	731,764
Other operating expenses	(803,061)	(691,227)	(868,940)	(581,601)	(577,962)	(674,987)	(205,120)	(1,840,084)

OPERATING INCOME	621,584	798,864	886,748	667,289	859,097	1,139,974	659,016	495,082

NON-OPERATING INCOME (EXPENSES), NET	(202,568)	(11,146)	(73,495)	9,854	(95,872)	(681,563)	54,804	140,964

INCOME BEFORE TAXES AND PROFIT SHARING	419,016	787,718	813,253	677,143	763,225	458,411	713,820	636,046

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	224,907	(178,637)	(95,620)	(111,614)	(242,190)	52,776	5,271	(231,215)

MINORITY INTEREST IN SUBSIDIARIES	(2,587)	(368)	(2,496)	(1,638)	(1,325)	(3,586)	(21,058)	15,486

NET INCOME	641,336	608,713	715,137	563,891	519,710	507,601	698,033	420,317

B a n c o   B r a d e s c o   S. A.

Directors’ Report

To Our Stockholders,

We are pleased to present the financial statements for the six-month period ended June 30, 2004, of Banco Bradesco S.A., as well as the consolidated financial statements, prepared in accordance with the requirements of Brazilian corporate legislation.

From a macroeconomic viewpoint, the first half of 2004 was marked by the recovery of economic activity within a scenario of uncertainty prompted by the start of a new international squeeze on liquidity. The good trade balance performance softened the impact of global dynamics on the Brazilian economy. Conditions are still being created for improving the perception of Brazil’s sovereign risk by overseas investors and, accordingly, for the continuing downturn in basic interest rates, as soon as inflationary pressure dissipates.

Credit area activity has also maintained a good performance, albeit slightly below the results projected at the end of last year. All told, the quality of bank credit in Brazil is gradually improving on a steady basis.

Among the important events for the half year at the Bradesco Organization, we highlight the following:

  Authorization from the Federal Reserve Bank (FED) giving permission for Bradesco to operate as a Financial Holding Company in the United States, carrying out financial activities in the highly competitive U.S. market under the same conditions as local banks.

  Acquisition of the share control of Banco do Estado do Maranhão - BEM, which had total assets of R$766 million and a network of 76 Branches at December 31, 2003. As a result of this acquisition through an auction carried out at BOVESPA, the São Paulo stock exchange, on February 10, 2004, the Bradesco Organization has extended its presence in the northern state of Maranhão.

  Ratification by the Brazilian Central Bank of the acquisition, through Banco Finasa S.A., of the share control of Banco Zogbi S.A. and the companies Promosec Companhia Securitizadora de Créditos Financeiros, Promovel Empreendimentos e Serviços Ltda., Zogbi Leasing S.A. Arrendamento Mercantil and Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. An important strategic move by the Bradesco Organization in the consumer financing sector, complementing the activities carried out by Finasa and Banco Postal.

  Integration of Banco BCN S.A. with Bradesco on February 25, with the transformation of the BCN Branches into Bradesco Branches. This initiative has optimized resources, combining the expertise and dedication of staff from both institutions, in the pursuit to offer customers maximum quality in products and services.

  Conclusion on March 19 of the 1-for-10,000 reverse stock split, designed to adjust the par value of Bradesco shares to a more appropriate level for stock exchange trading purposes, align its local and foreign market quotations, decrease trading costs and increase the efficiency of the shareholder information and registration system.

  Approval by the Bank’s Board of Directors, on April 30, of the Internal Rules of the Audit Committee, established subsequent to the Extraordinary General Meeting, held on December 17, 2003 and appointment of its members, who took office on July 1, for a one-year term. The role of the Audit Committee is to advise the Board of Directors in the performance of their duties relating to the monitoring of the accounting policies used to prepare the financial statements of the Bank and its subsidiaries and to the verification and appraisal of the effectiveness of the independent audit.

  Opening, on June 7, of Latin America’s first wireless Bank Branch. Bradesco’s cutting-edge wireless technology enables the bank to transmit data with no direct physical connection between equipment. Operating at the Prime Branch installed at Bradesco’s headquarters in Cidade de Deus, the new system permits customer access via notebook at high-speed and with maximum security. This initiative highlights once again Bradesco’s pioneer philosophy focused on increasing customer service quality and the Bank competitive market position.

1 – Results for the Period

Bradesco reported first-half net income of R$ 1.250 billion, corresponding to R$ 7.90 per share and a return of 19.15% on closing stockholders’ equity and 19.42% on average stockholders’ equity, annualized.

Taxes and contributions, including social security contributions, paid or accrued, on the main activities carried out by the Bradesco Organization for the period, amounted to R$ 1.508 billion, or 120.64% of net income.

Monthly and interim interest attributed to own capital distributed to stockholders totaled R$ 281.345 million. This represents R$ 1.863576 (R$1.584040, net of withholding tax), including the additional 10%, for preferred shares and R$ 1.694160 (R$ 1.440036, net of withholding tax) for common shares.

2 - Capital and Reserves

At the end of the first half, paid-up capital totaled R$ 7 billion, comprising 158,171,124 nominative-registered shares, with no par value, of which 79,477,192 are common and 78,693,932 are preferred shares. Paid-up capital plus reserves of R$ 6.650 billion comprised the total stockholders’equity of R$ 13.650 billion, a growth rate of 9.01% compared to the same period in 2003 and corresponding to net equity per share of R$ 86.30.

Managed stockholders’ equity of R$ 176.254 billion, corresponds to 7.78% of consolidated assets, a 14.09% increase as compared to June 2003. As a result, the capital adequacy ratios were 18.07% on a consolidated financial basis and 15.74% on a consolidated economic and financial basis and accordingly, above the 11% required minimum established by National Monetary Council Resolution 2099 of August 17, 1994, in conformity with the Basel Accord. At the end of the six-month period, the ratio of permanent assets to stockholders’ equity, in relation to consolidated reference equity was 41.42% on a consolidated financial basis and 26.09% on a consolidated economic and financial basis, accordingly, within the maximum 50% limit.

In compliance with the provisions of Article 8 of Brazilian Central Bank Circular 3068, of November 8, 2001, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category.

3 – Funding and Portfolio Administration

With a growth rate of 18% compared to the same period in 2003, overall funding obtained by the Bradesco Organization amounted to R$ 245.637 billion, at June 30, 2004 and comprised the following :

  R$ 80.880 billion in demand, time and interbank deposits, open market and savings accounts.

  R$ 86.816 billion in managed assets, comprising investment funds and customer portfolios.

  R$ 39.166 billion in foreign exchange portfolio, borrowings and onlendings, own working capital funds, collection and tax and utility collections and similar, as well as funds from the issuance of securities and local subordinated debt.

  R$ 29.478 billion recorded in technical reserves for insurance, private pension plans and savings bonds, a growth rate of 29.68% compared to the same period in 2003.

  R$ 9.297 billion in foreign resources through public and private issues, subordinated debt and securitization of future financial flows, corresponding to a total of US$ 2.992 billion.

4 – Credit Operations

At the end of the first half, the balance of consolidated credit operations totaled R$ 58.402 billion, a 10.09% increase over the balance for the same period in 2003 and includes the following:

  R$ 6.259 billion in advances on foreign exchange contracts for a portfolio of US$ 3.386 billion in export financing;

  US$ 399.347 million in foreign currency import financing;

  R$ 1.352 billion in leasing;

  R$ 5.613 billion in agricultural loans;

  R$ 7.472 billion in foreign and domestic onlendings, mainly comprising funds from the National Bank for Economic and Social Development (BNDES);

  R$ 8.124 billion in auto financing.

In the housing loan area, the Organization provided funds during the first six months of the year for the construction and purchase of residential housing in the amount of R$ 227.080 million, comprising 3,218 properties.

5 – Capital Market Transactions

As part of its role in supporting the capitalization of companies, Bradesco was an important intermediary in the public placement of shares, debentures and promissory notes, with a total volume of R$ 2.510 billion recorded for the period, corresponding to 50.99% of all issues registered with the Brazilian Securities Commission (CVM). The Bank was also an important advisor for corporate and financial restructuring processes, in mergers, acquisitions and project finance operations.

6 - Corporate Governance

The modern corporate governance practices adopted by the Bradesco Organization have contributed to improving the performance of all of its activity segments. A number of initiatives have been implemented to date, such as: tag-along rights, codes of corporate and business sector ethics in the accounting and financial management areas, disclosure policy for significant acts or facts and securities trading, as well specific committees for disclosure, audit, compliance and internal controls and remuneration.

Bradesco shares are listed in BOVESPA’s Level 1 Corporate Governance index since June 2001. Moreover, since Bradesco’s shares are traded in foreign stock exchanges, the Bank also prepares its financial statements in internationally accepted US-GAAP.

We stress that during the half-year, no non-audit services were contracted by the Bradesco Organization or rendered by KPMG Auditores Independentes for an amount which exceeds 5% of the total external audit costs. This policy complies with internationally accepted principles designed to maintain the independence of external auditors which determine that these auditors should not audit their own work, nor exercise management functions for their clients, nor promote the interests of such clients. As recommended by the Brazilian Central Bank, each external audit is contracted for a maximum five-year period.

At the Extraordinary General Meeting of March 10, 2004, approval was given to maintain the Fiscal Council, comprising 3 full members and 3 alternates with term of office through 2005, with one full member and his/her alternate elected from among the non-voting stockholders.

6.1 – Internal Controls and Compliance

The internal controls and compliance system is subordinated to guidance and supervision by the Board of Directors and is an important instrument in the management of business activities, designed principally to ensure compliance with legal and regulatory standards, guidelines, plans, procedures and internal rules and to minimize risk of equity losses and damage to the Organization’s institutional image. The Board is also responsible for analyzing and approving the compliance reports prepared by the compliance and internal controls committee.

6.2 - Information Transparency and Dissemination Policies

During the first half year, as part of its investor relations strategy, Bradesco organized 43 internal and external meetings with analysts, 4 conference calls and 6 presentations abroad. In addition, Bradesco publishes yearly and half yearly financial statements, as well as a quarterly Report on Economic and Financial Analysis.

In the Investor Relations area of its website at www.bradesco.com.br/ir, the Bank provides information on, for example, profile, background, share structure, directors’ reports, earnings reports, latest acquisitions, meetings with market analyst associations (Apimec and Abamec), as well as other financial market information, in Portuguese, English and Spanish.

The Bank distributes a monthly customer news bulletin called “Cliente Sempre em Dia” with a circulation of 1 million copies, as well as a quarterly magazine called Revista Bradesco, also focusing its external public, with a circulation of 70 thousand copies.

7 – Risk Management

The management of risks involves an integrated series of controls and processes, covering credit, market and liquidity, as well as operating risks. Risk management is fully independent and directly subordinated to an Executive Officer and the Bank’s President. As a matter of principle, the Organization adopts a conservative policy in terms of exposure to risk, whereby policies and limits are defined by Senior Management, including risks directly affecting its minimum capital requirement.

7.1 – Credit Risk

At Bradesco, the management of credit risk is based on existing best market practice and complies with the rules proposed in the New Basel Accord, which require a high level of discipline and control in the analysis of the transactions carried out, safeguarding process integrity and independence. Risk management involves a permanent and continuously developing process designed to map, check and diagnose the models, instruments, policies and procedures in place, based on studies and analyses compatible with the Organization’s reality. These procedures are designed to provide a greater understanding of portfolio credit risks, identifying concentrations and opportunities for diversification and ensuring that capital is efficiently allocated.

7.2 – Market and Liquidity Risk

The Organization’s market risk management policy is conservative and VaR (Value at Risk) limits are defined by Senior Management and monitored independently every day. On a complementary basis, the liquidity risk management policy is designed to ensure that the Organization is able to settle transactions, timely and securely, through a series of controls, the establishment of technical limits and the ongoing assessment of the positions assumed and financial instruments used. Both market and liquidity risks are monitored, checked and managed using models aligned with best local and international market practices and with the recommendations and standards established by the regulatory agencies.

7.3 – Operating Risk

The operating risk management process, based on the recommendations established in the New Basel Accord and instructions from regulatory agencies, is designed to implement the methodology and models which best meet the Bank’s business characteristics and, at the same time, decrease the amount of regulatory capital to be allocated. The structure established to meet this objective includes dissemination of the Bank’s culture, disclosure of policies, development of own systems, the construction of databases and quantitative and qualitative performance indicators, to ensure that the Organization is able to identify its level of exposure to operating risks and implement measures to decrease loss. The combination of these processes will enhance competitive advantage, increasing the Institution’s operating efficiency.

7.4 – Information Security

The Corporate Information Security Policy and Guidelines are designed to protect the Bank’s information assets, including its databases, IT environments, documents, files, system backups and system access controls, especially when generating and transmitting data, among other security management tools. Restricted data and information which are of exclusive interest to customers, as well as strategic Organization information, are treated internally with strict secrecy and fully protected by internal controls and IT systems. To ensure procedure compliance, the Bank maintains ongoing staff training, awareness and policy review programs.

7.5 – Credit Policy

As well as seeking security, quality and liquidity in the investment of assets, minimizing risks inherent to this type of operation, the Organization’s credit policy is also designed to offer agile and profitable business and to guide the setting of operating limits and granting of credit.

The Branches operate within varying limits, based on their size and the type of guarantees, while the specialized credit scoring systems facilitate and support the approvals process, in line with specific security standards. The credit committees located at the Bank’s headquarters also play an important role, centralizing, analyzing and authorizing credit operations at amounts above the branch limits.

Operations are diversified, non-selective and intended for individuals and businesses with sound payment capacity and integrity and are secured by underlying guarantees which are deemed sufficient to cover the risks assumed.

7.6 – Money Laundering Prevention

The internal structure of the Bradesco Organization maintains a specific area responsible for managing and monitoring its customers’ transactions and financial activity, designed to avoid any involvement by the Institution in money laundering. The basic premise used to provide related guidance to the Operating Areas and Branch Network is rooted in the Bank’s “Know Your Customer” policy, whereby customer transactions, including the source and destination of funds, are monitored by computerized systems which, together with specific analyses, ensure that possible money laundering activities are prevented or suppressed. The Organization has developed and put into place employee training and awareness programs, designed to maintain compliance with this policy, as well as permanently enhancing its technology tools for control and monitoring.

8 – The Bradesco Insurance Group

The Bradesco Insurance Group, with an important role in the insurance, private pension plan and savings bond areas, reported net income of R$ 374.714 million and stockholders’ equity of R$ 3.860 billion at June 30, 2004. The overall premium income attained R$ 6.267 billion, a growth rate of 8.13% in comparison with the same period in 2003.

9 – The Bradesco Customer Service Network

At the end of the first six-month period, the Bradesco Organization Network offered its customers and other users access to 12,251 service outlets, with 21,389 ATMs in the BDN – Bradesco Day and Night Self-service Network, 17,606 of which also operate at weekends and on bank holidays and more than 211 ATMs in the Banco BEM S.A. customer service network:

3,054	Branches in Brazil (Bradesco – 2,977, Banco BEM – 76 and Banco Finasa – 1).

7	Branches abroad, 1 in New York (Bradesco), 4 in Grand Cayman (Bradesco, BCN, Mercantil and Banco Boavista) and 2 in Nassau, Bahamas (Banco Boavista and Banco Alvorada, formerly BBV Banco).

6

Subsidiaries abroad (Banco Bradesco Argentina S.A. in Buenos Aires, Banco Bradesco Luxembourg S.A. in Luxembourg, Boavista Banking Ltd. in Nassau, Bradesco Securities, Inc. in New York, Bradesco Services Co. Ltd. in Tokyo and Cidade Capital Markets Ltd. in Grand Cayman).

5,013	Banco Postal post-office bank branches.

2,209	Banking service posts and outlets in companies (Bradesco – 2,182 and Banco BEM - 27).

19	Advanced Banco BEM banking posts.

1,822	Outplaced terminals in the BDN – Bradesco Day and Night Network.

121

Branches of Finasa Promotora de Vendas and Zogbi - Promovel Empreendimentos e Serviços Ltda, present in 12,303 vehicle dealerships and 16,376 stores selling furniture and decor, tourism, auto parts, IT-related equipment and software, DIY materials, clothing and footwear, among others.

10 – The Bradesco Organization’s Social Action Program

In the social area, the Organization plays an important role through its educational and welfare programs developed by Fundação Bradesco (the Bradesco Foundation), which maintains 40 schools installed as a priority in regions which are both socially and economically deprived, across all of Brazil’s states and in the Federal District. More than 107 thousand students receive education, completely free-of-charge, at the Foundation schools, including youth and adult education and basic professional training courses. 50,820 of its infant, junior, middle and technical school students, also receive free meals, uniforms, school materials and medical/dental care.

11 – Human Resources

The professional enhancement of our employees continued through the staff training program, which is designed to ensure that Bradesco customers are offered top-quality service. During the first six months of the year, 697 courses were given with 215,463 employee participations. Special attention is given to the Bradesco benefit plans focused on providing a better life quality, well being and security to our employees and their dependents and which covered 183,654 people at June 30, 2004.

12 – Acknowledgements

With renewed enthusiasm, triggered by the conquests and ongoing progress recorded, we thank our stockholders and customers for their support and trust and our employees and other stakeholders for their hard work and dedication.

Cidade de Deus, July 30, 2004

Board of Directors
and Board of Executive Officers

Balance Sheet at June 30 - In thousands of reais

	BRADESCO		CONSOLIDATED BRADESCO

ASSETS	2004	2003	2004	2003

CURRENT ASSETS	97,332,067	89,214,917	133,877,506	124,921,688
FUNDS AVAILABLE (Note 8)	2,096,838	1,536,475	2,221,970	1,772,881
INTERBANK INVESTMENTS (Notes 3b and 9)	26,292,628	29,507,264	19,911,978	20,801,911
Open market investments	15,903,565	18,765,316	15,039,080	17,514,259
Interbank deposits	10,389,454	10,742,948	4,873,289	3,288,751
Provision for losses	(391)	(1,000)	(391)	(1,099)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 33b and 33c)	7,340,244	6,149,006	44,343,183	37,522,845
Own portfolio	1,353,122	1,666,938	37,977,686	30,729,851
Subject to repurchase agreements	85,144	290,123	518,034	866,784
Restricted deposits - Brazilian Central Bank	3,759,576	2,545,907	3,775,958	3,549,190
Privatization currencies	26,730	-	82,582	61,002
Subject to collateral provided	1,137,397	1,268,743	1,186,474	1,786,110
Derivative financial instruments (Notes 3d and 33c)	978,275	377,295	802,449	529,908
INTERBANK ACCOUNTS (Note 11)	15,332,902	15,054,849	14,250,988	14,495,271
Unsettled payments and receipts	1,713,413	2,467,990	540,029	591,809
Restricted deposits:
- Brazilian Central Bank	13,600,144	12,572,534	13,637,429	13,791,640
- National Treasury - Rural funding	578	578	578	578
- National Housing System - SFH	17,369	13,433	42,409	70,433
Correspondent banks	1,398	314	30,543	40,811
INTERDEPARTMENTAL ACCOUNTS	155,580	194,738	155,816	215,081
Internal transfer of funds	155,580	194,738	155,816	215,081
CREDIT OPERATIONS (Notes 3e, 12 and 33b)	27,161,859	20,455,113	30,793,228	29,391,052
Credit operations:
- Public sector	319,258	6,094	320,000	21,707
- Private sector	29,383,547	22,572,518	33,169,331	32,100,330
Allowance for loan losses (Notes 3e, 12f and 12g)	(2,540,946)	(2,123,499)	(2,696,103)	(2,730,985)
LEASING OPERATIONS (Notes 2, 3e, 12 and 33b)	-	-	760,310	800,363
Leasing receivables:
- Private sector	-	-	1,606,325	1,758,456
Unearned lease income	-	-	(787,552)	(881,841)
Allowance for leasing losses (Notes 3e, 12f and 12g)	-	-	(58,463)	(76,252)
OTHER RECEIVABLES	18,772,878	16,092,225	20,707,195	19,064,757
Receivables on guarantees honored (Note 12a-2)	940	1,357	940	1,363
Foreign exchange portfolio (Note 13a)	15,126,391	12,645,702	15,126,391	13,116,764
Income receivable	562,774	521,248	248,667	256,693
Negotiation and intermediation of securities	187,918	110,533	232,049	164,452
Insurance premiums receivable (Note 4a)	-	-	969,370	927,830
Sundry (Note 13b)	3,018,002	2,911,475	4,261,902	4,741,239
Allowance for other losses (Notes 3e, 12f and 12g)	(123,147)	(98,090)	(132,124)	(143,584)
OTHER ASSETS (Note 14)	179,138	225,247	732,838	857,527
Other assets	214,994	263,089	469,977	601,055
Allowance for losses	(115,774)	(142,895)	(231,159)	(211,504)
Prepaid expenses (Notes 4a and 14b)	79,918	105,053	494,020	467,976
LONG-TERM RECEIVABLES	29,766,003	12,948,866	37,105,305	24,394,127
INTERBANK INVESTMENTS (Notes 3b and 9)	2,370,769	479,540	616,569	193,877
Interbank deposits	2,374,047	479,628	619,847	194,005
Provision for losses	(3,278)	(88)	(3,278)	(128)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3c, 10, 33b and 33c)	9,990,869	2,667,987	11,869,329	5,272,687
Own portfolio	6,138,574	1,501,804	10,118,878	4,923,715
Subject to repurchase agreements	3,128,320	1,002,895	1,101,003	8,081
Restricted deposits - Brazilian Central Bank	225,559	-	225,559	19,498
Privatization currencies	7,204	21,996	7,314	22,006
Subject to collateral provided	397,494	-	401,026	60,553
Derivative financial instruments (Notes 3d and 33c)	93,718	141,292	15,549	238,834
INTERBANK ACCOUNTS (Note 11)	152,239	142,637	276,361	314,103
Restricted deposits:
- National Housing System - SFH	152,239	142,637	276,361	314,103
CREDIT OPERATIONS (Notes 3e, 12 and 33b)	12,339,758	7,136,349	15,453,492	11,735,320
Credit operations:
- Public sector	286,625	53,956	288,542	174,607
- Private sector	13,179,629	7,801,866	16,381,259	12,618,483
Allowance for loan losses (Notes 3e, 12f and 12g)	(1,126,496)	(719,473)	(1,216,309)	(1,057,770)
LEASING OPERATIONS (Notes 2, 3e, 12 and 33b)	-	-	480,659	592,412
Leasing receivables:
- Private sector	-	-	1,112,170	1,319,109
Unearned lease income	-	-	(578,967)	(674,687)
Allowance for leasing losses (Notes 3e, 12f and 12g)	-	-	(52,544)	(52,010)
OTHER RECEIVABLES	4,688,200	2,302,106	8,083,125	5,942,328
Foreign exchange portfolio (Note 13a)	-	-	-	13,749
Income receivable	1,727	536	4,275	3,026
Negotiation and intermediation of securities	-	-	514	190
Insurance premiums receivable (Note 4a)	-	-	424	4,786
Sundry (Note 13b)	4,692,923	2,306,472	8,135,588	5,968,741
Allowance for other losses (Notes 3e, 12f and 12g)	(6,450)	(4,902)	(57,676)	(48,164)
OTHER ASSETS (Note 14)	224,168	220,247	325,770	343,400
Other assets	-	-	31,484	123,734
Allowance for losses	-	-	(12,904)	(44,031)
Prepaid expenses (Notes 4a and 14b)	224,168	220,247	307,190	263,697
PERMANENT ASSETS	19,474,174	18,414,493	5,271,001	5,173,459
INVESTMENTS (Notes 3h, 15 and 33b)	17,208,794	16,858,835	1,006,024	494,593
Investments in subsidiary and associated companies:
- Local	16,461,601	16,635,329	480,115	349,332
- Foreign	782,751	242,739	-	-
Other investments	81,613	56,477	889,362	506,058
Allowance for losses	(117,171)	(75,710)	(363,453)	(360,797)
PROPERTY AND EQUIPMENT IN USE (Notes 3i and 16)	1,384,669	1,122,742	2,296,477	2,638,583
Buildings in use	518,795	517,664	1,378,677	1,707,658
Other fixed assets	2,750,485	2,326,213	3,549,161	3,847,718
Accumulated depreciation	(1,884,611)	(1,721,135)	(2,631,361)	(2,916,793)
LEASED ASSETS (Note 16)	-	-	29,626	27,471
Leased assets	-	-	67,283	50,458
Accumulated depreciation	-	-	(37,657)	(22,987)
DEFERRED CHARGES (Notes 2, 3j and 17)	880,711	432,916	1,938,874	2,012,812
Organization and expansion costs	1,903,064	866,655	1,187,592	1,242,459
Accumulated amortization	(1,022,353)	(433,739)	(647,517)	(681,030)
Goodwill on acquisition of subsidiaries, net of amortization (Notes 2, 3j and 17a)	-	-	1,398,799	1,451,383
T O T A L	146,572,244	120,578,276	176,253,812	154,489,274

	BRADESCO		CONSOLIDATED BRADESCO

LIABILITIES AND STOCKHOLDERS' EQUITY	2004	2003	2004	2003

CURRENT LIABILITIES	99,202,533	84,582,126	117,612,267	103,918,959
DEPOSITS (Notes 3k and 18a)	50,842,609	40,156,329	50,027,315	43,122,453
Demand deposits	13,275,054	10,164,061	13,541,311	11,524,911
Savings deposits	22,411,110	19,404,887	22,456,494	20,736,387
Interbank deposits	1,463,686	3,310,852	47,250	39,524
Time deposits (Note 33b)	13,692,759	7,276,529	13,982,260	10,821,631
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 18a)	15,987,556	18,368,864	15,398,767	17,605,239
Own portfolio	1,628,913	351,154	1,753,073	919,493
Third-party portfolio	13,862,715	16,937,617	13,545,400	16,685,746
Unrestricted portfolio	495,928	1,080,093	100,294	-
FUNDS FROM ISSUANCE OF SECURITIES (Notes 18b and 33b)	4,809,608	3,535,449	4,272,916	4,001,492
Mortgage notes	1,057,870	442,667	1,066,807	521,503
Debentures	-	-	-	29,253
Securities issued abroad	3,751,738	3,092,782	3,206,109	3,450,736
INTERBANK ACCOUNTS	1,308,909	2,340,952	128,261	523,626
Unsettled receipts and payments	1,163,207	1,791,110	-	-
Interbank onlendings	21,642	28,211	4,201	60
Correspondent banks	124,060	521,631	124,060	523,566
INTERDEPARTMENTAL ACCOUNTS	960,336	1,161,271	961,661	1,210,963
Third-party funds in transit	960,336	1,161,271	961,661	1,210,963
BORROWINGS (Notes 19a and 33b)	8,124,053	6,017,831	8,114,985	6,659,971
Local borrowings - official institutions	-	-	1,732	1,882
Local borrowings - other institutions	-	-	11,155	89,348
Foreign currency borrowings	8,124,053	6,017,831	8,102,098	6,568,741
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 19b and 33b)	2,553,831	1,344,356	2,664,206	2,144,759
National Treasury	18,710	53,650	18,710	53,650
National Bank for Economic and Social Development (BNDES)	1,165,488	744,917	1,165,488	866,865
Federal Savings Bank (CEF)	34,728	1,553	38,245	64,877
Government Agency for Machinery and Equipment Financing (FINAME)	1,333,904	542,540	1,439,526	1,157,671
Other institutions	1,001	1,696	2,237	1,696
FOREIGN ONLENDINGS (Notes 19b and 33b)	12,343	23,092	52,603	23,497
Foreign onlendings	12,343	23,092	52,603	23,497
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 33)	770,781	239,549	770,936	281,516
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4a and 23)	-	-	19,173,779	14,067,666
OTHER LIABILITIES	13,832,507	11,394,433	16,046,838	14,277,777
Collection of taxes and other contributions	1,168,336	723,131	1,189,650	852,992
Foreign exchange portfolio (Note 13a)	8,749,407	7,821,766	8,749,851	7,853,047
Social and statutory payables	601,577	566,038	602,361	581,099
Taxes and social security contributions	505,652	603,001	1,043,445	1,405,956
Negotiation and intermediation of securities	141,534	74,521	186,416	133,722
Subordinated debt (Notes 21 and 33b)	50,447	9,820	73,912	44,734
Sundry (Note 22)	2,615,554	1,596,156	4,201,203	3,406,227
LONG-TERM LIABILITIES	33,713,931	23,470,632	44,887,313	37,903,967
DEPOSITS (Notes 3k and 18a)	16,439,334	13,657,636	14,106,167	13,699,753
Interbank deposits	2,260,510	3,127,055	-	13
Time deposits (Note 33b)	14,178,824	10,530,581	14,106,167	13,699,740
DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS (Notes 3k and 18a)	1,345,508	963,437	1,347,300	963,437
Own portfolio	1,345,508	963,437	1,347,300	963,437
FUNDS FROM ISSUANCE OF SECURITIES (Notes 18b and 33b)	3,194,598	1,273,981	2,807,394	1,743,463
Mortgage notes	24,102	148,501	24,102	155,215
Debentures	-	-	-	1,271
Securities issued abroad	3,170,496	1,125,480	2,783,292	1,586,977
BORROWINGS (Notes 19a and 33b)	779,411	691,308	779,411	1,051,531
Local borrowings - Other institutions	-	-	-	118,228
Foreign currency borrowings	779,411	691,308	779,411	933,303
LOCAL ONLENDINGS - OFFICIAL INSTITUTIONS (Notes 19b and 33b)	5,091,002	3,076,009	5,203,807	4,687,568
BNDES	2,530,438	1,864,391	2,530,438	2,166,833
CEF	402,860	-	413,022	400,196
FINAME	2,157,704	1,211,618	2,258,387	2,120,539
Other institutions	-	-	1,960	-
FOREIGN ONLENDINGS (Notes 19b and 33b)	1,385	5,044	1,385	5,044
Foreign onlendings	1,385	5,044	1,385	5,044
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 3d and 33)	16,266	5,803	13,420	28,273
TECHNICAL RESERVES FOR INSURANCE, PRIVATE PENSION PLANS AND SAVINGS BONDS (Notes 3g, 4a and 23)	-	-	10,304,566	8,664,610
OTHER LIABILITIES	6,846,427	3,797,414	10,323,863	7,060,288
Foreign exchange portfolio (Note 13a)	-	-	-	493
Social and statutory payables	-	-	15,329	-
Taxes and social security contributions	727,211	685,354	3,109,550	2,654,976
Subordinated debt (Notes 21 and 33b)	5,507,343	2,696,961	6,107,343	3,293,011
Sundry (Note 22)	611,873	415,099	1,091,641	1,111,808
DEFERRED INCOME	5,408	3,414	37,889	36,987
Deferred income	5,408	3,414	37,889	36,987
MINORITY INTEREST IN SUBSIDIARY COMPANIES (Note 24)	-	-	65,971	107,257
STOCKHOLDERS' EQUITY (Note 25)	13,650,372	12,522,104	13,650,372	12,522,104
Capital:
- Local residents	6,343,955	6,693,955	6,343,955	6,693,955
- Foreign residents	656,045	306,045	656,045	306,045
Capital reserves	10,270	7,890	10,270	7,890
Revenue reserves	6,665,288	5,520,297	6,665,288	5,520,297
Mark-to-market adjustment - securities and derivatives	27,703	(6,083)	27,703	(6,083)
Treasury stock	(52,889)	-	(52,889)	-
STOCKHOLDERS’ EQUITY MANAGED BY THE PARENT COMPANY	-	-	13,716,343	12,629,361
T O T A L	146,572,244	120,578,276	176,253,812	154,489,274

Statement of Income for the Six-month
ended June 30 - In thousand of reais

	BRADESCO		CONSOLIDATED BRADESCO

	2004	2003	2004	2003

INCOME FROM LENDING AND TRADING ACTIVITIES	9,492,701	8,402,308	14,476,183	12,174,767

Credit operations (Notes 4a and 12i)	5,241,878	4,083,563	6,758,813	5,620,623
Leasing operations (Note 12i)	-	-	141,827	143,163
Securities transactions (Note 10e)	2,930,987	3,589,931	3,801,447	2,785,994
Financial income on insurance, private pension plans and savings bonds (Notes 4a and 10e)	-	-	2,426,180	2,613,256
Derivative financial instruments (Note 33c V)	139,172	(245,716)	126,860	13,157
Foreign exchange transactions (Note 13a)	658,697	327,413	663,403	267,651
Compulsory deposits (Note 11b)	521,967	647,117	557,653	730,923

EXPENSES	6,984,889	6,337,825	9,139,901	7,593,125
Interest and charges on:
Deposits (Note 18c)	4,961,081	4,884,963	5,484,361	4,496,000
Price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds (Note 18c)	-	-	1,351,008	1,658,010
Borrowings and onlendings (Note 19c)	1,078,503	221,551	1,221,377	37,685
Leasing operations (Note 12i)	-	-	8,607	6,396
Provision for loan losses (Notes 3e, 12f and 12g)	945,305	1,231,311	1,074,548	1,395,034

INCOME FROM FINANCIAL INTERMEDIATION	2,507,812	2,064,483	5,336,282	4,581,642

OTHER OPERATING INCOME (EXPENSES)	(1,537,456)	(1,078,000)	(3,915,834)	(2,582,571)

Commissions and fees (Notes 4a and 26)	1,943,596	1,467,364	2,694,138	2,099,912
Income on insurance premiums, private pension plans and savings bonds (Notes 3g, 4a and 23c)	-	-	5,982,970	5,417,622
Change in technical reserves for insurance, private pension plans and savings bonds (Notes 3g and 4a)	-	-	(1,570,944)	(1,662,808)
Claims - insurance operations (Notes 3g and 4a)	-	-	(2,513,910)	(1,993,585)
Savings bond draws and redemption (Notes 3g and 4a)	-	-	(619,474)	(514,707)
Insurance and pension plan selling expenses (Note 3g)	-	-	(417,473)	(363,020)
Expenses with pension plan benefits and redemptions (Note 3g)	-	-	(1,123,140)	(851,268)
Personnel expenses (Note 27)	(1,949,249)	(1,550,727)	(2,410,603)	(2,201,013)
Other administrative expenses (Note 28)	(1,923,880)	(1,513,049)	(2,423,600)	(2,253,610)
Tax expenses	(384,688)	(268,804)	(678,987)	(506,281)
Equity in the earnings of associated and associated companies (Note 15c)	1,332,107	681,099	122,268	(32,714)
Other operating income (Notes 4a and 29)	170,574	501,885	537,209	1,531,850
Other operating expenses (Notes 4a and 30)	(725,916)	(395,768)	(1,494,288)	(1,252,949)

OPERATING INCOME	970,356	986,483	1,420,448	1,999,071

NON-OPERATING INCOME (EXPENSES), NET (Note 31)	(21,344)	(26,277)	(213,714)	(777,435)

INCOME BEFORE TAXES AND PROFIT SHARING	949,012	960,206	1,206,734	1,221,636

PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION (Notes 35a and 35b)	301,037	67,105	46,270	(189,414)

MINORITY INTEREST IN SUBSIDIARIES	-	-	(2,955)	(4,911)

NET INCOME	1,250,049	1,027,311	1,250,049	1,027,311

INTEREST ATTRIBUTED TO OWN CAPITAL (Note 25c)	(651,401)	(633,326)

Number of oustanding shares (Notes 25a and 25b)	158,171,124	158,587,941
Net income per thousand shares - In reais	7.90	6.48

Statement of Changes in Stockholders' Equity - In thousands of reais

Events	Paid-up capital	Capital reserves		Revenue reserves		Mark-to-market adjustment - Securities and Derivatives		Treasury stock	Retained Earnings	Total

	Capital	Income tax incentives	Other	Legal	Statutory	Own	Associated and subsidiary companies

At December 31, 2002	5,200,000	-	7,435	799,312	4,916,005	100,871	(91,719)	(86,175)	-	10,845,729
Capital increase through subscription	501,000	-	-	-	-	-	-	-	-	501,000
Capital increase through incorporation of shares	788,735	-	-	-	-	-	-	-	-	788,735
Capital increase with reserves	510,265	-	(7,435)	-	(502,830)	-	-	-	-	-
Share premium	-	-	7,046	-	-	-	-	-	-	7,046
Cancellation of treasury stock	-	-	-	-	(86,175)	-	-	86,175	-	-
Fiscal incentives	-	844	-	-	-	-	-	-	-	844
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	(26,699)	11,464	-	-	(15,235)
Net income	-	-	-	-	-	-	-	-	1,027,311	1,027,311
Appropriation of net income
- Reserves	-	-	-	51,366	342,619	-	-	-	(393,985)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	(633,326)	(633,326)

At June 30, 2003	7,000,000	844	7,046	850,678	4,669,619	74,172	(80,255)	-	-	12,522,104

At December 31, 2003	7,000,000	844	7,821	914,629	5,152,011	(43,019)	521,936	(7,342)	-	13,546,880
Adjustment of Exchange Membership Certificates	-	-	346	-	-	-	-	-	-	346
Treasury stocks	-	-	-	-	-	-	-	(45,547)	-	(45,547)
Fiscal incentives	-	1,259	-	-	-	-	-	-	-	1,259
Mark-to-market adjustment - Securities and derivatives	-	-	-	-	-	(6,874)	(444,340)	-	-	(451,214)
Net income	-	-	-	-	-	-	-	-	1,250,049	1,250,049
Appropriation of net income
- Reserves	-	-	-	62,503	536,145	-	-	-	(598,648)	-
- Interest attributed to own capital	-	-	-	-	-	-	-	-	(651,401)	(651,401)

At June 30, 2004	7,000,000	2,103	8,167	977,132	5,688,156	(49,893)	77,596	(52,889)	-	13,650,372

Statement of Changes in Financial Position for the
Six-month Period ended June 30 - In thousand of reais

		BRADESCO		CONSOLIDATED BRADESCO

		2004	2003	2004	2003

FINANCIAL RESOURCES WERE PROVIDED BY :		37,376,862	18,963,987	30,440,701	16,583,822
NET INCOME		1,250,049	1,027,311	1,250,049	1,027,311
ADJUSTMENTS TO NET INCOME		(850,714)	(767,214)	432,861	1,179,556
Depreciation and amortization		191,703	173,355	286,681	291,166
Amortization of goodwill		120,990	57,956	313,547	799,889
Change in provision for investments		(555)	(9,879)	(8,037)	39,167
Equity in the earnings of subsidiary and associated companies		(1,332,107)	(681,099)	(122,268)	32,714
Other		169,255	(307,547)	(37,062)	16,620
CHANGE IN DEFERRED INCOME		(2,212)	(3,311)	6,115	21,144
CHANGE IN MINORITY INTEREST		-	-	(46,758)	(163,807)
MARK-TO-MARKET ADJUSTMENT - SECURITIES AVAILABLE FOR SALE		(451,214)	(15,235)	(451,214)	(15,235)
STOCKHOLDERS		-	1,296,781	-	1,296,781
Capital increase through subscription		-	501,000	-	501,000
Capital increase through incorporation of shares		-	788,735	-	788,735
Share premium		-	7,046	-	7,046
FISCAL INCENTIVE INVESTMENTS		1,259	844	1,259	844
THIRD PARTIES:
- Increase in liabilities		23,204,474	16,802,639	17,354,898	12,503,494
Deposits		10,491,901	4,867,662	6,109,597	459,043
Deposits received under security repurchase agreements		-	4,566,548	-	2,555,711
Funds from issuance of securities		1,544,141	2,164,091	233,414	2,608,113
Interbank accounts		765,083	1,757,944	-	-
Borrowings and onlendings		3,810,862	-	2,021,614	-
Derivative financial instruments		746,238	51,413	731,987	-
Technical reserves for insurance, private pension plans and savings bonds		-	-	3,069,393	3,576,797
Other liabilities		5,846,249	3,394,981	5,188,893	3,303,830
- Decrease in assets		9,765,866	2,145	11,619,883	515,359
Interbank investments		9,285,637	-	11,195,456	476,968
Securities and derivative financial instruments		140,530	-	-	-
Interdepartmental accounts		339,699	-	358,963	-
Leasing operations		-	-	65,464	38,391
Other assets		-	2,145	-	-
- Sale (write-off) of assets and investments		4,298,838	348,833	257,828	196,501
Non-operating assets		46,013	57,137	139,259	88,888
Property and equipment in use and leased assets		22,168	6,966	50,365	62,493
Investments		4,230,128	280,036	41,545	18,430
Sale (write-off) of deferred charges		529	4,694	26,659	26,690
- Interest attributed to own capital and dividends received from subsidiary and associated companies		160,516	271,194	15,780	21,874
TOTAL FUNDS PROVIDED		37,471,504	19,207,633	30,667,157	17,596,648
INTEREST ATTRIBUTED TO OWN CAPITAL AND DIVIDENDS PAID AND/OR DECLARED		651,401	633,326	651,401	633,326
ACQUISITION OF OWN SHARES		45,547	-	45,547	-
INVESTMENTS IN:		2,585,532	3,497,517	372,136	670,913
Non-operating assets		43,379	39,313	41,575	125,274
Property and equipment in use and leased assets		343,880	187,308	287,535	460,298
Investments		2,198,273	3,270,896	43,026	85,341
DEFERRED CHARGES		548,055	191,123	571,041	503,558
INCREASE IN ASSETS		15,973,591	13,041,151	11,758,896	13,446,124
Interbank investments		-	2,086,512	-	-
Securities and derivative financial instruments		-	1,869,449	2,407,732	5,792,078
Interbank accounts		2,598,887	3,807,398	514,512	1,865,942
Interdepartmental accounts		-	17,699	-	23,342
Credit operations		8,079,928	1,197,258	4,084,002	1,421,093
Other receivables		5,280,043	4,062,835	4,611,119	4,103,324
Insurance premiums receivable		-	-	80,436	213,707
Other assets		14,733	-	61,095	26,638
DECREASE IN LIABILITIES		17,667,378	1,844,516	17,268,136	2,342,727
Deposits received under security repurchase agreements		16,918,189	-	16,046,658	-
Interbank accounts		-	-	401,071	83,070
Interdepartmental accounts		749,189	23,935	820,407	126,766
Borrowings and onlendings		-	1,820,581	-	1,865,983
Derivative financial instruments		-	-	-	266,908
(DECREASE) INCREASE IN FUNDS AVAILABLE		(94,642)	(243,646)	(226,456)	(1,012,826)

CHANGES IN	At the beginning of the period	2,191,480	1,780,121	2,448,426	2,785,707
FINANCIAL	At the end of the period	2,096,838	1,536,475	2,221,970	1,772,881
POSITION	Decrease in funds available	(94,642)	(243,646)	(226,456)	(1,012,826)

BANCO BRADESCO S.A.

Notes to the Financial Statements

We present below the notes to the Financial Statements of Banco Bradesco S.A. subdivided as follows:

1) OPERATIONS

2) PRESENTATION OF THE FINANCIAL STATEMENTS

3) SIGNIFICANT ACCOUNTING POLICIES

4) INFORMATION FOR COMPARISON PURPOSES

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

7) BALANCE SHEET BY MATURITY

8) FUNDS AVAILABLE

9) INTERBANK INVESTMENTS

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

12) CREDIT OPERATIONS

13) OTHER RECEIVABLES

14) OTHER ASSETS

15) INVESTMENTS

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

17) DEFERRED CHARGES

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ISSUANCE OF SECURITIES

19) BORROWINGS AND ONLENDINGS

20) CONTINGENT LIABILITIES

21) SUBORDINATED DEBT

22) OTHER LIABILITIES - SUNDRY

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

24) MINORITY INTEREST IN SUBSIDIARIES

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

26) COMMISSIONS AND FEES

27) PERSONNEL EXPENSES

28) ADMINISTRATIVE EXPENSES

29) OTHER OPERATING INCOME

30) OTHER OPERATING EXPENSES

31) NON-OPERATING INCOME (EXPENSE)

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

33) FINANCIAL INSTRUMENTS

34) EMPLOYEE BENEFITS

35) PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION

36) OTHER INFORMATION

1) OPERATIONS

Banco Bradesco S.A. is a private-sector open-capital company which, operating as a multiple bank, carries out all types of authorized banking activities through its commercial, foreign exchange transaction, investment, consumer financing, housing loan and credit card portfolios. The Bank also operates in a number of other activities through its direct and indirect subsidiary companies, particularly in leasing, consortium management, insurance, savings bond and private pension plan activities. Operations are conducted within the context of the companies comprising the Bradesco Group, which are jointly active in the market.

2) PRESENTATION OF THE FINANCIAL STATEMENTS

The financial statements of Banco Bradesco S.A. include the financial statements of Banco Bradesco S.A., its foreign branches and its direct and indirect subsidiaries and jointly controlled investments, in Brazil and abroad, and were prepared based on accounting policies determined by Brazilian Corporation Law for the recording of operations, as well as the rules and instructions of the National Monetary Council (CMN), Brazilian Central Bank (BACEN), Brazilian Securities Commission (CVM) and Superintendency of Private Insurance (SUSEP) and the National Agency for Supplementary Health (ANS), and comprise the financial statements of the leasing companies based on the capital leasing method of accounting, whereby leased assets are reclassified to the leasing operations account.

Accordingly, upon consolidation, intercompany investments, account balances, revenue, expenses and unrealized income were eliminated from the financial statements and, in the case of investments which are jointly controlled with other stockholders, asset, liability and income components are included in the consolidated financial statements in proportion to the parent company's percentage capital ownership of each investee. Goodwill on the acquisition of investments in subsidiaries and in the jointly controlled investments is presented in deferred assets and minority interests in net income and stockholders’ equity are separately disclosed. Exchange variation arising from permanent investments in subsidiaries and foreign branches was allocated to the statement of income accounts in accordance with the corresponding assets and liabilities from which it originated.

The financial statements include estimates and assumptions, such as the calculation of the allowance for loan losses, the estimation of the fair value of certain financial instruments, provision for contingencies, other provisions, the quantification of technical reserves for insurance, pension plans and savings bonds and the determination of the useful economic life of specific assets. Actual results could differ from these estimates and assumptions.

The following main companies are included in the consolidation in June 30:

	Activity Area	% Ownership

		2004	2003

Financial area - Local
Banco Alvorada S.A. (1)	Banking	100.00%	100.00%
Banco Baneb S.A. (2)	Banking	99.94%	99.97%
Banco BEM S.A. (3)	Banking	90.14%	-
Banco BCN S.A. (4)	Banking	-	100.00%
Banco Boavista Interatlântico S.A.	Banking	100.00%	100.00%
Banco de Crédito Real de Minas Gerais S.A. (5)	Banking	99.99%	99.99%
Banco Finasa de Investimento S.A. (6)	Investment Bank	98.65%	97.40%
Banco Finasa S.A. (5)	Banking	100.00%	100.00%
Banco Mercantil de São Paulo S.A.	Banking	100.00%	100.00%
Banco Zogbi S.A. (7)	Banking	100.00%	-
Bradesco BCN Leasing S.A. Arrendamento Mercantil (5)	Leasing	99.97%	99.97%
Bradesco Consórcios Ltda.	Consortium Management	99.99%	99.99%
Bradesco S.A. Corretora de Títulos e Valores Mobiliários	Brokerage	99.99%	99.99%
BRAM – Bradesco Asset Management Ltda.	Asset Management	99.99%	99.99%
Companhia Brasileira de Meios de Pagamento – VISANET (8) (9) (10) (11) (12)	Services	39.71%	39.49%

Financial area - Foreign
Alvorada Nassau (1)	Banking	100.00%	100.00%
Banco Bradesco Argentina S.A. (9) (10)	Banking	99.99%	99.99%
Banco Bradesco Luxembourg S.A. (13)	Banking	100.00%	99.99%
Banco Mercantil de São Paulo International S.A. (13)	Banking	-	100.00%
BCN Grand Cayman (5)	Banking	100.00%	100.00%
Boavista Grand Cayman	Banking	100.00%	100.00%
Boavista Nassau	Banking	100.00%	100.00%
Bradesco Grand Cayman (14)	Banking	100.00%	100.00%
Bradesco New York	Banking	100.00%	100.00%
Bradesco Securities, Inc.	Brokerage	100.00%	100.00%
Mercantil Grand Cayman (15)	Banking	100.00%	100.00%
Insurance, pension plan and savings bond area
ABS – Empreendimentos Imobiliários, Participações e Serviços S.A. (16)	Real Estate	-	99.12%
Atlântica Capitalização S.A. (17)	Savings Bonds	99.46%	99.70%
Áurea Seguros S.A. (8) (9) (10) (17)	Insurance	27.35%	27.42%
Bradesco Argentina de Seguros S.A. (10) (17)	Insurance	99.24%	99.47%
Bradesco Capitalização S.A. (17) (18)	Savings Bonds	99.09%	99.69%
Bradesco Saúde S.A. (17)	Insurance	99.46%	99.70%
Bradesco Seguros S.A. (17)	Insurance	99.46%	99.70%
Bradesco Vida e Previdência S.A. (17)	Pension Plans/Insurance	99.46%	99.69%
Finasa Seguradora S.A. (17)	Insurance	99.22%	99.46%
Indiana Seguros S.A. (17) (19)	Insurance	39.79%	39.88%
Seguradora Brasileira de Crédito à Exportação S.A. (8) (9) (10) (17)	Insurance	12.02%	12.05%
Bradesco Auto/RE Companhia de Seguros (20) (21)	Insurance	99.46%	91.41%

Other activities
Átria Participações S.A. (17)	Holding Company	99.46%	99.68%
Bradescor Corretora de Seguros Ltda.	Insurance Brokerage	99.99%	99.99%
Cia. Securitizadora de Crédito Financeiro Boavista (22)	Credit acquisition	99.34%	-
Cia. Securitizadora de Crédito Financeiro Interatlântico (22)	Credit acquisition	99.46%	-
Cibrasec - Companhia Brasileira de Securitização (8) (9) (10) (23)	Credit acquisition	10.00%	12.50%
CPM Holdings Limited (8) (9) (10)	Holding Company	49.00%	49.00%
Latasa S.A. (24)	Metal Products	-	39.74%
Nova Paiol Participações S.A. (17)	Holding Company	99.46%	99.70%
Scopus Tecnologia S.A.	Information Technology	99.99%	99.99%
Serasa S.A. (6) (8) (9) (10)	Services	26.37%	26.31%
Smart Club do Brasil Ltda. (8)	Services	36.36%	36.36%
União de Comércio e Participações Ltda.	Holding Company	99.99%	99.99%

(1)	New names of Banco Bilbao Vizcaya Argentaria Brasil S.A – BBV Banco and its branch BBV Banco Nassau.
(2)	Percentage ownership decreased following the merger of Banco BEA S.A. in April 2003.
(3)	Acquired on February 10, 2004.
(4)

Partially spun-off on March 10, 2004 with spun-off portion merged into Banco Bradesco S.A. On March 12, 2004, the remaining portion of the assets and liabilities of Banco BCN were merged into Banco Alvorada. S.A.

(5)	Became a direct subsidiary of Banco Bradesco S.A. as a result of the partial spin-off of Banco BCN S.A. on March 10, 2004, with the spun-off portion merged into Banco Bradesco S.A. (item 4).
(6)	Percentage ownership increased through acquisition of shares.
(7)	Acquired on February 16, 2004.
(8)	Proportionally consolidated in accordance with CMN Resolution 2723 and CVM Instruction 247.
(9)	Companies audited by other independent auditors in 2003.
(10)	Companies audited by other independent auditors in 2004.
(11)	Percentage ownership increased through acquisition of BBV Banco in June 2003.
(12)

The joint venture partnership called Brazilian Merchant Voucher Receivables Limited operating in the securitization of the future flow of credit card bill receivables from foreign cardholders is being consolidated (Note 18b).

(13)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter’s name maintained.
(14)

The joint venture partnership called International Diversified Payment Rights Company, operating in the securitization of the future flow of payment orders received from abroad is being consolidated (Note 18b).

(15)	Became a direct subsidiary of Banco Bradesco S.A. following the partial spin-off of Banco Mercantil de São Paulo S.A. in March 2004.
(16)	Merged into Bradesco Capitalização S.A. in December 2003.
(17)	Percentage ownership decreased through the incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(18)	Percentage ownership decreased through the incorporation of ABS-Empreendimentos Imobiliários, Participações e Serviços S.A. in December 2003.
(19)	A subsidiary since percentage ownership totals 51% of voting capital.
(20)	Percentage ownership increased through acquisition and incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(21)	Formerly União Novo Hamburgo de Seguros S.A.
(22)	Acquired on June 25, 2004.
(23)	Percentage ownership decreased through sale of shares to third parties.
(24)	Sold in October 2003.

3) SIGNIFICANT ACCOUNTING POLICIES

a) Determination of net income

Income and expenses are recorded on the accrual basis. Transactions with prefixed rates are recorded at their redemption amounts and income and expenses for the future period are recorded as a discount to the corresponding asset and liability accounts. Post-fixed or foreign-currency-indexed transactions are adjusted to the balance sheet date. Income and expenses of a financial nature are prorated daily and calculated based on the exponential method, except when relating to discounted notes or to cross-border transactions which are calculated on the straight-line method.

The insurance and coinsurance premiums and income on commissions, net of premiums assigned in coinsurance and reinsurance and corresponding expenses for commission, are appropriated to results upon issuance of the corresponding insurance policies and are deferred for appropriation on a straight-line basis over the terms of the policies, through the recording and reversal of a provision for unearned premiums and deferred selling expenses. The accepted coinsurance and retrocession operations are recorded based on the information received from other companies and the Brazilian Institute of Reinsurers (IRB), respectively.

The revenue from savings bond plans is recognized at the time it is effectively received. The expenses for placement of bonds, classified as “Selling Expenses”, are recorded as they are incurred. Brokerage expenses are recorded at the time the savings bond plan contributions are effectively received.

The private pension plan contributions are recorded in income at the time they are effectively received.

The corresponding expenses for technical reserves for private pension plans and savings bonds are recorded at the same time as revenue therefrom is recognized.

b) Interbank investments

Purchase and sale commitments subject to unrestricted movement agreements are adjusted to market value. Other assets are recorded at purchase cost, including accrued income up to the balance sheet date, net of loss accrual, where applicable.

c) Securities

Securities are classified and recorded as presented below:

-	Trading securities - securities which are acquired for the purpose of being actively and frequently traded are adjusted to market value as a counter-entry to results for the period.

-

Securities available for sale - securities which are not specifically intended for trading purposes or as held to maturity, are adjusted to market value as a counter-entry to a specific account in stockholders' equity, at amounts net of tax effects.

-

Securities held to maturity - securities for which there exists intention and financial capacity for maintenance through to maturity are recorded at cost, plus accrued earnings, as a counter-entry to results for the period.

d) Derivative financial instruments (assets and liabilities)

These are classified based on management’s intended use thereof on the date of the operation and whether it was carried out for hedging purposes or not.

The derivative financial instruments which do not comply with the hedging criteria established by BACEN, particularly derivatives used to manage general exposure to risk, are recorded at market values, with the corresponding mark-to-market adjustments taken directly to income for the period.

The derivative financial instruments used for protection against exposure to risk or for changing the characteristics of financial assets and liabilities and which are: (i) significantly co-related in relation to the adjustment of their market value to the market value of the hedged item, at both the start and over the duration of the contract; and (ii) considered to be effective in mitigating the risk associated with the exposure which is to be protected, are classified as hedges in accordance with their specific nature:

-

Market risk hedge - the hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments recorded directly in income for the period.

-

Cash flow hedge - hedged financial assets and liabilities and the corresponding derivative financial instruments are recorded at market value, with corresponding mark-to-market adjustments, net of tax effects, recorded in the stockholders’ equity account. The non-hedged portion is recorded directly in results for the period.

e) Credit and leasing operations, advances on foreign exchange contracts, other receivables and allowance for loan and leasing losses.

Credit and leasing operations, advances on foreign exchange contracts and other receivables are classified in compliance with: (i) the parameters established by CMN Resolution 2.682 at nine levels from “AA” (minimum risk) to “H” (maximum risk); and (ii) management’s risk level assessment. This assessment, which is carried out on a periodic basis, considers current economic conditions, and past loan loss experience, as well as specific and general risks relating to operations, borrowers and guarantors. The length of the delay in payment defined in CMN Resolution 2.682 is also taken into account for customer risk classification purposes, as follows:

	Length of delay	Customer classification
•	No delay	AA
•	Up to 14 days	A
•	From 15 to 30 days	B
•	From 31 to 60 days	C
•	From 61 to 90 days	D
•	From 91 to 120 days	E
•	From 121 to 150 days	F
•	From 151 to 180 days	G
•	More than 180 days	H

The accrual of credit operations past due up to 60 days is recorded in income on credit operations and subsequent to the 61st day, in unearned income.

Past-due operations classified at “H” level remain at this level for six months, subsequent to which time they are written off against the existing allowance and controlled over a five-year period in memorandum accounts and no longer presented in the balance sheet.

Renegotiated operations are maintained with a classification equal to their prior classification. Renegotiated operations, already written off against the allowance and which are recorded in memorandum accounts are classified at “H” level and any gains derived from their renegotiation are recognized as revenue only when they are effectively received.

In the case of mortgage loans, the contractual capitalization period (monthly or quarterly) for income appropriation purposes complies with applicable legislation and end-borrower financings are adjusted to the present value of the installments receivable.

The allowance for loan losses is recorded at an amount considered sufficient to cover estimated losses and considers BACEN requirements and instructions, as well as Management’s appraisal of the related credit risks.

f) Income tax and social contribution (asset and liability)

Deferred income tax and social contribution, calculated on tax losses, negative basis of social contribution and temporary additions are recorded in “Other receivables - sundry”, and the provision for deferred tax liabilities on excess depreciation and mark-to-market adjustments of securities is recorded in “Other liabilities - taxes and social security contributions”. Only deferred tax assets which have already acquired, or are about to acquire, tax deductibility rights are recorded on amortization of goodwill.

Deferred tax assets on temporary additions are realized upon use and/or reversal of the corresponding provisions on which they were recorded. Deferred tax assets on tax losses and negative basis of social contribution will be realized as taxable income is generated.

The provision for federal income tax is calculated at the standard rate of 15% of taxable income, plus an additional rate of 10% for income over established limits. The provision for social contribution is recorded at the rate of 9% of pre-tax income. Provisions were recorded for other taxes and social contributions in accordance with specific applicable legislation.

g) Technical reserves relating to insurance, pension plan and savings bond activities

Provision for unearned premiums

These are recorded at the amount of that portion of the insurance premiums issued retained, corresponding to the unexpired risk periods of the insurance contracts, in accordance with the criteria determined by SUSEP and ANS standards.

Benefits to be granted and benefits granted

Mathematical provisions comprise the amount of the liabilities assumed under the form of income, pension and savings plans and are calculated based on the financial method determined in the contract under the responsibility of a legally qualified actuary registered with the Brazilian Institute of Actuaries (IBA). The mathematical provisions comprise the present value of future benefits estimated based on actuarial methods and assumptions. The provision for benefits to be granted comprises participants whose receipt of benefits has not yet commenced and the provision for benefits granted comprises participants who are currently receiving benefits.

Savings Bonds - mathematical provisions for redemptions and draws

These were recorded in conformity with the technical notes approved by SUSEP, based on a variable percentage applicable to the amounts of the savings bond certificates effectively received and are adjusted for price-level restatement.

Unsettled claims and IBNR

The provision for payment of unsettled claims is recorded based on estimated probable payments, net of recoveries and adjusted for price-level restatement up to the balance sheet date. The reserve for claims incurred but not reported (IBNR) is calculated on an actuarial basis to quantify the volume and amount of the claims incurred, but which have not yet been reported to the insurance companies by the policyholders/beneficiaries.

h) Investments

Significant investments in subsidiaries, associated companies and jointly controlled investments are recorded on the equity method. The financial statements of the foreign branches and subsidiaries are adjusted to comply with the accounting practices adopted in Brazil, translated into reais and their related effects recognized in income for the year.

The exchange membership certificates of Stock Exchanges, the Center for the Financial Clearance and Custody of Private Securities (CETIP) and the Mercantile and Futures Exchange (BM&F) were recorded at the net book value, unaudited, informed by the corresponding exchanges and fiscal incentives and other investments were recorded at cost, net of the provision for loss, where applicable.

i) Property and equipment in use

This is stated at cost, net of the corresponding accumulated depreciation, calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets as follows: buildings in use - 4%; furniture and fixtures and machinery and equipment - 10%; data processing systems - 20% to 50%; and transport systems - 20%.

j) Deferred charges

Deferred charges are recorded at cost of acquisition or formation, net of the corresponding accumulated amortization of 20% to 50% per annum, calculated on the straight-line method.

Goodwill on the acquisition of investments in subsidiary companies, based on expected future results, is amortized at rates of 10% to 20% per annum and is presented on a consolidated basis in deferred charges.

k) Deposits and deposits received under security repurchase agreements

These are stated at the amount of the liabilities and include related charges up to the balance sheet date, on a daily pro rata basis.

l) Other assets and liabilities

The assets were stated at their realizable amounts, including, where applicable, related income and monetary and exchange variations (on a daily pro rata basis), less a provision for loss, when deemed appropriate. The liabilities include known or estimated amounts, plus related charges and monetary and exchange variations (on a daily pro rata basis).

4) INFORMATION FOR COMPARISON PURPOSES

a) Reclassifications

In order to facilitate comparison of the financial statements, certain June 30, 2003 account balances were reclassified.

	At June 30, 2003 – In thousands of reais

	CONSOLIDATED BRADESCO

BALANCE SHEET	Prior Disclosure	Reclassifications	Reclassified Balance

ASSETS
Current assets and long-term receivables	149,315,815	-	149,315,815
Other receivables	25,217,163	(210,078)	25,007,085
Insurance premiums receivable (1)	1,142,694	(210,078)	932,616
Other assets	990,849	210,078	1,200,927
Prepaid expenses (1)	521,595	210,078	731,673
Total assets	154,489,274	-	154,489,274

LIABILITIES
Current and long-term liabilities	121,965,411	19,857,515	141,822,926
Technical reserves for insurance, private pension
plans and savings bonds (2)	-	22,732,276	22,732,276
Other liabilities	24,212,826	(2,874,761)	21,338,065
Technical reserves for insurance, private pension
plans and savings bonds (2)	2,874,761	(2,874,761)	-
Technical reserves for insurance, private pension			-
plans and savings bonds (2)	19,857,515	(19,857,515)
Total liabilities	154,489,274	-	154,489,274

Six-month period ended June 30, 2003 – In thousands of reais

	CONSOLIDATED BRADESCO

STATEMENT OF INCOME	Prior Disclosure	Reclassifications	Reclassified Balance

Income from lending and trading activities	12,181,690	(6,923)	12,174,767
Credit operations (3)	5,627,546	(6,923)	5,620,623

Income from financial intermediation	4,588,565	(6,923)	4,581,642

Other operating income (expenses)	(2,589,494)	6,923	(2,582,571)
Commissions and fees (3)	2,092,989	6,923	2,099,912
Premiums retained for insurance, private pension
plans and savings bonds (4)	5,679,414	(261,792)	5,417,622
Change in technical reserves for insurance, private
pension plans and savings bonds (5)	(1,725,366)	62,558	(1,662,808)
Claims - insurance operations (4)	(2,255,377)	261,792	(1,993,585)
Savings bond draws and redemptions (5)	(452,149)	(62,558)	(514,707)
Other operating income (6)	1,494,061	37,789	1,531,850
Other operating expenses (6)	(1,215,160)	(37,789)	(1,252,949)

Net income	1,027,311	-	1,027,311

(1)	Transfer of other receivables – insurance premiums receivable, to other assets – prepaid expenses, related to the deferral of insurance brokerage commission.
(2)	Reclassified in compliance with SUSEP’s new plan of accounts.
(3)	Reclassification of the initial credit opening fee of Banco Finasa and BCN, from credit operations to income on commissions and fees.
(4)	Pursuant to SUSEP requirements, VGBL plan redemptions were reclassified from claims to premium refunds.
(5)	Reclassification of variation in technical reserves for insurance, private pension plans and savings bonds to savings bond draws and redemptions.
(6)	Reclassification of services rendered by Scopus Tecnologia.

b) In the first half of 2004, Bradesco acquired the share control of Banco Zogbi S.A. and other companies and of Banco BEM S.A. and subsidiaries.

Adjusted balance sheet and statement of income accounts:

At June 30, 2004 – In thousands of reais

BALANCE SHEET	Banco Zogbi and other companies (1)	BEM and subsidiaries (2)

ASSETS
Current assets and long-term receivables	523,558	961,491
Funds available	1,719	44,954
Interbank investments	104,194	168,870
Securities and derivative financial instruments	75,296	507,181
Interbank and interdepartmental accounts	2,772	29,699
Credit and leasing operations	285,185	105,597
Other receivables and other assets	54,392	105,190
Permanent assets	30,026	10,146
- Investments	1,401	95
- Property and equipment in use	26,540	9,971
- Deferred charges	2,085	80
Total	553,584	971,637
LIABILITIES
Current and long-term liabilities	207,394	1,022,178
Demand, time and interbank deposits	89,305	282,151
Savings deposits	-	45,383
Deposits received under security repurchase agreements and
funds from issuance of securities	-	497,902
Interbank and interdepartmental accounts	2,389	8,517
Borrowings and onlendings	40,260	3,196
Other liabilities	75,440	185,029
Minority interest in subsidiaries	5,847	-
Stockholders’ equity	340,343	(50,541)
Total	553,584	971,637

In thousands of reais

STATEMENT OF INCOME	Banco Zogbi and other companies (1)	BEM and subsidiaries (2)

	Period from February 1 to June 30, 2004

Income from lending and trading activities	111,633	57,297
Expenses	(43,906)	(35,544)
Income from financial intermediation	67,727	21,753
Other operating income (expenses)	(41,588)	(3,706)
Operating income (expenses)	26,139	18,047
Non-operating income (expenses), net	65	(6,947)
Income before income tax and social contribution	26,204	11,100
Provision for income tax and social contribution	(8,600)	(9,315)
Minority interest in subsidiaries	(175)	-
Adjusted net income	17,429	1,785

(1)

Includes Promosec Cia. Securitizadora de Créditos Financeiros, Zogbi Leasing S.A. Arrendamento Mercantil, Zogbi Distribuidora de Títulos e Valores Mobiliários Ltda. and Promovel Empreendimentos e Serviços Ltda.

(2)

Under management of Banco Bradesco S.A., provisions were recorded in Banco BEM S.A. (formerly Banco do Estado do Maranhão S.A.) to cover certain contingencies and were responsible for its present stockholders’ deficit. An auction for shares was held on July 27, 2004, according to the Public Share Offer (OPA) filed at the CVM on March 12, 2004, through which 35,499,857 common shares were acquired, comprising 99.92% of minority interest, in compliance with the requirements for cancellation of its listing as a publicly held company As soon as this operation is concluded, the capital necessary for the bank to comply with legal minimum capital and stockholders’ equity requirements will be transferred to Banco BEM S.A.

5) ADJUSTED BALANCE SHEET AND STATEMENT OF INCOME BY BUSINESS SEGMENT

The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

a) Balance sheet

	At June 30 – In thousands of reais

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Amount Eliminated (4)	CONSOLIDATED BRADESCO

	Local	Foreign	Local	Foreign

ASSETS
Current assets and long-term receivables	120,727,126	21,128,257	35,044,570	45,733	384,213	(6,347,088)	170,982,811
Funds available	2,126,491	77,243	56,557	2,914	15,054	(56,289)	2,221,970
Interbank investments	17,966,653	3,855,379	-	-	-	(1,293,485)	20,528,547
Securities and derivative financial instruments	15,429,083	9,700,443	32,371,291	38,607	135,738	(1,462,650)	56,212,512
Interbank and interdepartmental accounts	14,675,512	7,653	-	-	-	-	14,683,165
Credit and leasing operations	43,683,827	7,143,402	-	-	-	(3,339,540)	47,487,689
Other receivables and other assets	26,845,560	344,137	2,616,722	4,212	233,421	(195,124)	29,848,928
Permanent assets	12,334,491	383,649	974,327	325	228,602	(8,650,393)	5,271,001
Investments (5)	8,757,361	379,932	487,407	-	31,717	(8,650,393)	1,006,024
Property and equipment in use and leased assets	1,912,553	3,252	300,418	325	109,555	-	2,326,103
Deferred charges	1,664,577	465	186,502	-	87,330	-	1,938,874
Total in 2004	133,061,617	21,511,906	36,018,897	46,058	612,815	(14,997,481)	176,253,812
Total in 2003	125,373,419	12,381,638	27,633,945	46,801	1,176,744	(12,123,273)	154,489,274

LIABILITIES
Current and long-term liabilities	119,368,044	16,979,857	32,176,060	31,428	291,279	(6,347,088)	162,499,580
Deposits	60,496,601	5,094,134	-	-	-	(1,457,253)	64,133,482
Deposits received under security repurchase agreements	15,584,049	1,162,018	-	-	-	-	16,746,067
Funds from issuance of securities	6,062,653	3,639,415	-	-	-	(2,621,758)	7,080,310
Interbank and interdepartmental accounts	1,089,449	473	-	-	-	-	1,089,922
Borrowings and onlendings	15,177,144	3,701,818	-	-	-	(2,062,565)	16,816,397
Derivative financial instruments	782,703	222	-	-	1,431	-	784,356
Technical reserves for insurance, private pension plans and savings bonds	-	-	29,450,596	27,749	-	-	29,478,345
Other liabilities:
Subordinated debt	2,874,345	3,306,910	-	-	-	-	6,181,255
Other	17,301,100	74,867	2,725,464	3,679	289,848	(205,512)	20,189,446
Deferred income	35,894	-	1,986	-	9	-	37,889
Minority interest and stockholders’ equity in subsidiaries	7,307	4,532,049	3,840,851	14,630	321,527	(8,650,393)	65,971
Stockholders' equity of the parent company	13,650,372	-	-	-	-	-	13,650,372
Total in 2004	133,061,617	21,511,906	36,018,897	46,058	612,815	(14,997,481)	176,253,812
Total in 2003	125,373,419	12,381,638	27,633,945	46,801	1,176,744	(12,123,273)	154,489,274

b) Statement of Income

	Six-month period ended June 30 – In thousands of reais

	Financial (1) (2)		Insurance Group (2) (3)		Other Activities (2)	Amount Eliminated (4)	CONSOLIDATED BRADESCO

	Local	Foreign	Local	Foreign

Income from lending and trading activities	11,561,454	580,732	2,430,731	382	7,628	(104,744)	14,476,183
Expenses	7,573,567	322,467	1,351,168	-	(1,770)	(105,531)	9,139,901
Income from financial intermediation	3,987,887	258,265	1,079,563	382	9,398	787	5,336,282
Other operating income (expenses) (5)	(3,161,178)	(92,369)	(672,808)	(804)	12,112	(787)	(3,915,834)
Operating income (expenses)	826,709	165,896	406,755	(422)	21,510	-	1,420,448
Non-operating income (expenses), net	(172,142)	3,211	(45,095)	(19)	331	-	(213,714)
Income before taxes and profit sharing	654,567	169,107	361,660	(441)	21,841	-	1,206,734
Provision for income tax and social contribution	47,256	-	11,460	(39)	(12,407)	-	46,270
Minority interest in subsidiaries	(3,834)	-	1,421	-	(542)	-	(2,955)
Net income (loss) in 2004	697,989	169,107	374,541	(480)	8,892	-	1,250,049
Net income (loss) in 2003	632,200	90,217	261,428	(1,661)	45,127	-	1,027,311

(1)

The financial segment comprises financial institutions and holding companies which are mainly responsible for managing financial resources, as well as credit card administration and asset management companies.

(2)	Asset and liability and income and expense account balances are eliminated between companies from the same segment.
(3)	The Insurance Group segment comprises insurance, private pension plan and savings bonds companies.
(4)	Amounts eliminated between companies from different segments.
(5)	Investments and equity in earnings of associated companies are allocated to the segment to which the companies pertain.

6) BALANCE SHEET BY CURRENCY AND EXCHANGE EXPOSURE

At June 30, 2004 – In thousands of reais

		Currency

	Balance Sheet	Local	Foreign (1) (2)

ASSETS
Current assets and long-term receivables	170,982,811	139,001,724	31,981,087
Funds available	2,221,970	1,954,448	267,522

Interbank investments	20,528,547	16,530,538	3,998,009

Securities and derivative financial instruments	56,212,512	47,062,164	9,150,348

Interbank and interdepartmental accounts	14,683,165	14,675,512	7,653

Credit and leasing operations	47,487,689	40,288,452	7,199,237

Other receivables and other assets	29,848,928	18,490,610	11,358,318

Permanent assets	5,271,001	4,802,365	468,636
Investments	1,006,024	541,430	464,594
Property and equipment in use and leased assets	2,326,103	2,322,526	3,577
Deferred charges	1,938,874	1,938,409	465

Total	176,253,812	143,804,089	32,449,723

LIABILITIES
Current and long-term liabilities	162,499,580	134,486,535	28,013,045
Deposits	64,133,482	60,347,853	3,785,629

Deposits received under security repurchase agreements	16,746,067	15,584,049	1,162,018

Funds from issuance of securities	7,080,310	1,879,984	5,200,326

Interbank and interdepartmental accounts	1,089,922	413,676	676,246

Borrowings and onlendings	16,816,397	7,311,946	9,504,451

Derivative financial instruments	784,356	784,134	222

Technical reserves for insurance, private pension
plans and savings bonds	29,478,345	29,450,596	27,749

Other liabilities
- Subordinated debt	6,181,255	2,874,345	3,306,910
- Other	20,189,446	15,839,952	4,349,494

Deferred income	37,889	37,889	-

Minority interest in subsidiaries	65,971	65,971	-

Stockholders’ equity	13,650,372	13,650,372	-

Total	176,253,812	148,240,767	28,013,045

Net position of assets and liabilities			4,436,678

Net position of derivatives (2)			(4,476,040)

Other memorandum accounts, net (3)			(490,464)

Net exchange position (liability)			(529,826)

(1)	Amounts expressed and/or indexed mainly in USD.
(2)	Excluding derivative operations maturing in D +1, to be settled in currency at June 30, 2004 price levels.
(3)	Leasing commitments and others recorded in memorandum accounts.

7) BALANCE SHEET BY MATURITY

	At June 30 – In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Indeterminate	TOTAL

ASSETS
Current assets and long-term receivables	103,021,068	17,556,607	13,299,831	37,105,305	-	170,982,811
Funds available	2,221,970	-	-	-	-	2,221,970
Interbank investments	18,957,517	630,032	324,429	616,569	-	20,528,547
Securities and derivative financial
instruments (1)	39,737,023	777,327	3,828,833	11,869,329	-	56,212,512
Interbank and interdepartmental accounts	14,391,744	7,061	7,999	276,361	-	14,683,165
Credit and leasing operations	8,287,639	15,481,474	7,784,425	15,934,151	-	47,487,689
Other receivables and other assets	19,425,175	660,713	1,354,145	8,408,895	-	29,848,928
Permanent assets	58,420	292,110	350,533	2,959,761	1,610,177	5,271,001
- Investments	-	-	-	-	1,006,024	1,006,024
- Property and equipment in use and leased assets	20,453	102,267	122,720	1,476,510	604,153	2,326,103
- Deferred charges	37,967	189,843	227,813	1,483,251	-	1,938,874
Total in 2004	103,079,488	17,848,717	13,650,364	40,065,066	1,610,177	176,253,812

LIABILITIES
Current and long-term liabilities	93,023,464	14,288,080	10,300,723	44,887,313	-	162,499,580
Deposits (2)	39,809,160	6,194,375	4,023,780	14,106,167	-	64,133,482
Deposits received under security repurchase agreements	14,851,491	74,561	472,715	1,347,300	-	16,746,067
Funds from issuance of securities	1,964,150	1,825,561	483,205	2,807,394	-	7,080,310
Interbank and interdepartmental accounts	1,089,922	-	-	-	-	1,089,922
Borrowings and onlendings	1,912,682	4,695,142	4,223,970	5,984,603	-	16,816,397
Derivative financial instruments	711,647	22,093	37,196	13,420	-	784,356
Technical reserves for insurance, private pension plans and
savings bonds	18,209,085	704,674	260,020	10,304,566	-	29,478,345
Other liabilities
- Subordinated debt	50,447	23,465	-	6,107,343	-	6,181,255
- Other	14,424,880	748,209	799,837	4,216,520	-	20,189,446
Deferred income	37,889	-	-	-	-	37,889
Minority interest in subsidiaries	-	-	-	-	65,971	65,971
Stockholders’ equity	-	-	-	-	13,650,372	13,650,372
Total in 2004	93,061,353	14,288,080	10,300,723	44,887,313	13,716,343	176,253,812

Accumulated net assets in 2004	10,018,135	13,578,772	16,928,413	12,106,166	-	-
Accumulated net assets in 2003	11,543,190	19,826,807	21,591,251	11,506,830	-	-

(1)	Investment fund applications are classified as up to 30 days.
(2)

Demand and savings account deposits and technical reserves for private insurance and pension plans, comprising VGBL and PGBL products are classified as up to 30 days without considering average historical turnover.

8) FUNDS AVAILABLE

a) Funds available

	At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Local currency	1,954,381	1,528,608	1,877,310	1,381,095
Foreign currency	267,522	243,558	219,486	155,344
Investments in gold	67	715	42	36
Total	2,221,970	1,772,881	2,096,838	1,536,475

b) Statement of cash flows

As additional information for readers, we present below the statement of cash flows prepared based on the indirect method.

The information is presented in conformity with the definitions set forth in the Chart of Accounts for National Financial System Institutions (COSIF).

		At June 30 – In thousands of reais

		CONSOLIDATED BRADESCO		BRADESCO

		2004	2003	2004	2003

	OPERATING ACTIVITIES
	NET INCOME	1,250,049	1,027,311	1,250,049	1,027,311
	ADJUSTMENTS TO RECONCILE NET INCOME TO CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
	Provision for loan losses	1,074,548	1,395,034	945,305	1,231,311
	(Reversal of) Provision for losses on interbank investments, securities and investments	(4,367)	31,153	3,112	(17,398)
	Change in technical reserves for insurance, private pension plans and savings bonds	2,921,952	3,320,818	-	-
	Depreciation and amortization	286,681	291,166	191,703	173,355
	Amortization of goodwill (Notes 30 and 31)	313,547	799,889	120,990	57,956
	Equity in the earnings of subsidiary and associated companies	(122,268)	32,714	(1,332,107)	(681,099)
	Other	(37,062)	16,620	169,255	(307,547)
	CHANGE IN ASSETS AND LIABILITIES:
	Decrease (increase) in interbank investments	11,191,787	484,982	9,281,969	(2,078,993)
	Decrease (increase) in securities and derivative financial instruments	(1,675,745)	(6,058,986)	886,768	(1,818,036)
	Decrease (increase) in interbank accounts	(858,579)	(677,007)	(950,462)	1,757,199
	Decrease (increase) in interdepartmental accounts	(461,444)	(150,108)	(409,490)	(41,634)
	Decrease (increase) in credit operations	(4,130,297)	(1,690,750)	(8,153,704)	(1,486,151)
	Decrease (increase) in leasing operations	69,677	64,112	-	-
	Decrease (increase) in insurance premiums receivable	(80,436)	(213,707)	-	-
	Decrease (increase) in other receivables	(4,646,000)	(4,132,325)	(5,296,339)	(4,082,474)
	Decrease (increase) in other assets	(61,095)	(26,638)	(14,733)	2,145
	Amounts written off against the allowance for loan losses	(997,585)	(1,122,097)	(855,233)	(922,779)
	Increase in technical reserves for insurance, private pension plans and savings bonds	147,441	255,979	-	-
	Increase in other liabilities	5,188,893	3,303,830	5,846,249	3,394,981
	Increase (decrease) in deferred income	6,115	21,144	(2,212)	(3,311)
	NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	9,375,812	(3,026,866)	1,681,120	(3,795,164)

	INVESTMENT ACTIVITIES
	Increase in compulsory deposits - Brazilian Central Bank	(57,004)	(1,272,005)	(883,341)	(3,806,653)
	Sale of non-operating assets	139,259	88,888	46,013	57,137
	Sale of investments	41,544	18,430	4,230,128	280,036
	Sale of property and equipment in use and leased assets	50,366	62,493	22,168	6,966
	Decrease in deferred charges	26,659	26,690	529	4,694
	Acquisition of non-operating assets	(41,575)	(125,274)	(43,379)	(39,313)
	Acquisition of investments	(43,027)	(85,341)	(2,198,273)	(3,270,896)
	Acquisition of property and equipment in use and leased assets	(287,535)	(460,298)	(343,880)	(187,308)
	Deferred charges	(571,041)	(503,558)	(548,055)	(191,123)
	Interest attributed to own capital/dividends received	15,780	21,874	160,516	271,194
	NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(726,574)	(2,228,101)	442,426	(6,875,266)

	FINANCING ACTIVITIES
	Increase in deposits	6,109,597	459,043	10,491,901	4,867,662
	Increase (decrease) in deposits received from security repurchase agreements	(16,046,658)	2,555,711	(16,918,189)	4,566,548
	Increase in funds from acceptance and issuance of securities	233,414	2,608,113	1,544,141	2,164,091
	Increase (decrease) in borrowings and onlendings	2,021,614	(1,865,983)	3,810,862	(1,820,581)
	Capital increase through subscription	-	501,000	-	501,000
	Capital increase through incorporation of shares	-	788,735	-	788,735
	Share premium	-	7,046	-	7,046
	Fiscal incentive investments	1,259	844	1,259	844
	Interest attributed to own capital/dividends paid and/or accrued	(651,401)	(633,326)	(651,401)	(633,326)
	Acquisition of own shares	(45,547)	-	(45,547)	-
	Prior-year adjustments to market value	(451,214)	(15,235)	(451,214)	(15,235)
	Variation in minority interest	(46,758)	(163,807)	-	-

	NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	(8,875,694)	4,242,141	(2,218,188)	10,426,784

	DECREASE IN FUNDS AVAILABLE, NET	(226,456)	(1,012,826)	(94,642)	(243,646)

CHANGE IN FUNDS AVAILABLE, NET	At the beginning of the period	2,448,426	2,785,707	2,191,480	1,780,121
	At the end of the period	2,221,970	1,772,881	2,096,838	1,536,475
	Decrease in funds available, net	(226,456)	(1,012,826)	(94,642)	(243,646)

9) INTERBANK INVESTMENTS

a) Maturities:

	At June 30 – In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	TOTAL

					CONSOLIDATED BRADESCO	BRADESCO

Securities purchased under resale agreements:
Own portfolio position	1,391,421	67,904	-	-	1,459,325	1,984,323
• National Treasury Bonds	421,395	50,000	-	-	471,395	471,395
• Financial Treasury Notes	901,576	17,904	-	-	919,480	1,444,478
• Federal Treasury Notes	68,450	-	-	-	68,450	68,450

Third-party portfolio position	13,405,413	124,048	-	-	13,529,461	13,867,942
• National Treasury Bonds	539,639	-	-	-	539,639	539,639
• Financial Treasury Notes	12,865,774	124,048	-	-	12,989,822	13,328,303
Unrestricted notes	-	50,294	-	-	50,294	51,300
• National Treasury Bonds	-	50,294	-	-	50,294	51,300
Subtotal	14,796,834	242,246	-	-	15,039,080	15,903,565

Interbank deposits:

• Interbank deposits	4,160,697	387,799	324,793	619,847	5,493,136	12,763,501
• Provision for Loss	(14)	(13)	(364)	(3,278)	(3,669)	(3,669)
Subtotal	4,160,683	387,786	324,429	616,569	5,489,467	12,759,832

Total in 2004	18,957,517	630,032	324,429	616,569	20,528,547	28,663,397
%	92.3	3.1	1.6	3.0	100.0
Total in 2003	19,977,338	408,254	416,319	193,877	20,995,788	29,986,804
%	95.2	1.9	2.0	0.9	100.0

b) Income from interbank investments

The following is classified in the statement of income as income on securities’ transactions:

	Six-month periods ended June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Income on investments in purchase and sale
commitments:

Own portfolio position	178,005	239,477	199,117	323,599
Third-party portfolio position	1,167,595	1,862,954	1,220,052	2,011,375
Subtotal	1,345,600	2,102,431	1,419,169	2,334,974

Interbank deposits	121,053	156,171	562,553	933,918

Total (Note 10e)	1,466,653	2,258,602	1,981,722	3,268,892

10) SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS

a) Summary of the consolidated classification of securities by business segment and issuer:

	At June 30 – In thousands of reais

	Financial	Insurance/ Savings Bonds	Private Pension Plans	Other activities	2004	%	2003	%

Trading Securities	14,856,832	4,236,036	22,295,694	84,854	41,473,416	73.8	33,150,783	77.5
- Government securities	8,514,122	2,938,114	18,690,545	57,110	30,199,891	53.7	21,182,017	49.6
- Corporate bonds	1,974,650	353,664	380,077	27,744	2,736,135	4.9	2,517,015	5.9
- Purchase and sale commitments (3)	4,368,060	944,258	3,225,072	-	8,537,390	15.2	9,451,751	22.0
Securities available for sale	6,899,961	1,228,607	1,256,800	21,074	9,406,442	16.7	4,178,497	9.7
- Government securities	5,198,021	777,645	-	-	5,975,666	10.6	1,189,645	2.7
- Corporate bonds	1,701,940	450,962	1,256,800	21,074	3,430,776	6.1	2,988,852	7.0
Securities held to maturity	1,587,710	-	2,926,946	-	4,514,656	8.0	4,697,510	11.0
- Government securities	1,586,123	-	2,926,946	-	4,513,069	8.0	4,697,510	11.0
- Corporate bonds	1,587	-	-	-	1,587	-	-	-
Derivative financial instruments	816,897	-	-	1,101	817,998	1.5	768,742	1.8
- Corporate bonds	816,897	-	-	1,101	817,998	1.5	768,742	1.8

Total	24,161,400	5,464,643	26,479,440	107,029	56,212,512	100.0	42,795,532	100.0
- Government securities	15,298,266	3,715,759	21,617,491	57,110	40,688,626	72.4	27,099,172	63.3
- Corporate bonds	4,495,074	804,626	1,636,877	49,919	6,986,496	12.4	6,274,609	14.7
- Purchase and sale commitments (3)	4,368,060	944,258	3,225,072	-	8,537,390	15.2	9,421,751	22.0

b) Consolidated portfolio composition by issuer:

At June 30 – In thousands of reais

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (4) (5) (6)	Restated Cost	Mark-to-market

GOVERNMENT SECURITIES	1,920,509	3,050,091	7,674,074	28,043,952	40,688,626	41,159,467	(470,841)
Financial Treasury Notes	1,022,769	2,432,135	1,501,086	13,378,741	18,334,731	18,343,996	(9,265)
Federal Treasury Notes	303,330	343,494	251,709	7,557,316	8,455,849	8,477,694	(21,845)
Brazilian Foreign Debt Notes	206,300	-	-	6,358,225	6,564,525	6,947,466	(382,941)
National Treasury Bonds	300,748	90,062	5,921,199	369,996	6,682,005	6,710,468	(28,463)
Central Bank Notes	5,134	64,090	-	57,657	126,881	121,443	5,438
Other	82,228	120,310	80	322,017	524,635	558,400	(33,765)

CORPORATE BONDS	3,134,985	242,403	100,983	3,508,125	6,986,496	6,559,410	427,086
Debentures	108,334	3,280	10,719	1,147,225	1,269,558	1,325,971	(56,413)
Shares	1,826,902	-	-	-	1,826,902	1,337,689	489,213
Certificates of Bank Deposit	200,539	98,386	4,359	817,033	1,120,317	1,120,558	(241)
Foreign securities	26,110	27,205	62,258	1,385,449	1,501,022	1,503,178	(2,156)
Derivative financial instruments	717,832	73,199	11,418	15,549	817,998	806,888	11,110
Other	255,268	40,333	12,229	142,869	450,699	465,126	(14,427)

Purchase and sale commitments (3)	240,843	3,004,293	32,951	5,259,303	8,537,390	8,537,390	-

TOTAL IN 2004	5,296,337	6,296,787	7,808,008	36,811,380	56,212,512	56,256,267	(43,755)

TOTAL IN 2003	8,840,080	4,276,295	7,177,181	22,501,976	42,795,532	42,609,319	186,213

c) Consolidated classification by category, days to maturity and business segment:

At June 30 – In thousands of reais

SECURITIES (1)	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	Market/ book value (4) (5) (6)	Restated Cost value	Mark-to-market

I. TRADING SECURITIES	2,854,005	5,802,040	7,452,527	25,364,844	41,473,416	41,596,118	(122,702)
- FINANCIAL (2)	2,139,803	680,457	3,561,437	8,475,135	14,856,832	14,962,083	(105,251)

Purchase and sale commitments (3)	240,843	-	-	4,127,217	4,368,060	4,368,060	-
National Treasury Bonds	234,608	31,257	3,434,761	362,434	4,063,060	4,091,428	(28,368)
Brazilian Foreign Debt Notes	27,419	-	-	713,724	741,143	753,805	(12,662)
Financial Treasury Notes	983,009	116,787	35,055	1,510,336	2,645,187	2,659,985	(14,798)
Debentures	12,550	463	10,167	745,689	768,869	768,869	-
Certificates of Bank Deposit	9,342	1,551	106	787,419	798,418	798,418	-
Federal Treasury Notes	303,330	343,494	19,010	43,413	709,247	741,013	(31,766)
Foreign securities	82,456	120,735	62,338	125,828	391,357	383,046	8,311
Other	246,246	66,170	-	59,075	371,491	397,459	(25,968)

- INSURANCE AND SAVINGS BOND	361,419	775,160	1,052,334	2,047,123	4,236,036	4,264,050	(28,014)

Purchase and sale commitments (3)	-	363,562	8,577	572,119	944,258	944,258	-
Financial Treasury Notes	6,715	396,276	186,082	1,366,886	1,955,959	1,955,883	76
National Treasury Bonds	57,787	-	856,974	14	914,775	914,775	-
Shares	158,999	-	-	-	158,999	158,999	-
Other	137,918	15,322	701	108,104	262,045	290,135	(28,090)

- PRIVATE PENSION PLAN	311,282	4,342,846	2,836,403	14,805,163	22,295,694	22,285,131	10,563

Purchase and sale commitments (3)	-	2,640,731	24,374	559,967	3,225,072	3,225,072	-
Financial Treasury Notes	25	1,607,208	1,189,652	10,213,695	13,010,580	13,000,017	10,563
Federal Treasury Notes	-	-	-	3,797,137	3,797,137	3,797,137	-
National Treasury Bonds	3,467	58,805	1,620,978	74	1,683,324	1,683,324	-
Other	307,790	36,102	1,399	234,290	579,581	579,581	-

- OTHER ACTIVITIES	41,501	3,577	2,353	37,423	84,854	84,854	-

Financial Treasury Notes	18,091	3,567	46	25,613	47,317	47,317	-
Funds	16,079	-	-	-	16,079	16,079	-
Other	7,331	10	2,307	11,810	21,458	21,458	-

II. SECURITIES AVAILABLE FOR SALE	1,669,227	421,548	253,943	7,061,724	9,406,442	9,338,605	67,837
- FINANCIAL (2)	275,580	93,944	161,024	6,369,413	6,899,961	7,374,664	(474,703)

Brazilian Foreign Debt Notes	125,135	-	-	4,204,297	4,329,432	4,699,711	(370,279)
Foreign securities	25,881	-	-	1,314,962	1,340,843	1,351,276	(10,433)
Federal Treasury Notes	-	-	142,579	604,163	746,742	743,047	3,695
Certificates of Bank Deposit	41,173	53,007	-	4,771	98,951	99,193	(242)
Shares	64,263	-	-	-	64,263	107,620	(43,357)
Other	19,128	40,937	18,445	241,220	319,730	373,817	(54,087)

- INSURANCE AND SAVINGS BOND	457,876	312,106	92,885	365,740	1,228,607	1,054,022	174,585
Financial Treasury Notes	13,357	308,297	90,251	247,885	659,790	656,012	3,778
Shares	444,519	-	-	-	444,519	279,949	164,570
Other	-	3,809	2,634	117,855	124,298	118,061	6,237

- PRIVATE PENSION PLAN	923,414	10,208	-	323,178	1,256,800	889,452	367,348

Shares	783,813	-	-	-	783,813	416,357	367,456
Debentures	7	-	-	323,178	323,185	323,293	(108)
Other	139,594	10,208	-	-	149,802	149,802	-

OTHER ACTIVITIES	12,357	5,290	34	3,393	21,074	20,467	607

Certificates of Bank Deposit	11,234	5,290	34	3,393	19,951	19,951	-
Other	1,123	-	-	-	1,123	516	607

III. SECURITIES HELD TO MATURITY (7)	55,273	-	90,120	4,369,263	4,514,656	4,514,656	-
- FINANCIAL	55,273	-	90,120	1,442,317	1,587,710	1,587,710	-

Brazilian Foreign Debt Notes	53,746	-	-	1,440,204	1,493,950	1,493,950	-
Federal Treasury Notes	-	-	90,120	-	90,120	90,120	-
Central Bank Notes	1,017	-	-	-	1,017	1,017	-
Financial Treasury Notes	-	-	-	1,036	1,036	1,036	-
Other	510	-	-	1,077	1,587	1,587	-

- PRIVATE PENSION PLAN	-	-	-	2,926,946	2,926,946	2,926,946	-
Federal Treasury Notes	-	-	-	2,926,946	2,926,946	2,926,946	-

IV. DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	717,832	73,199	11,418	15,549	817,998	806,888	11,110
- FINANCIAL	716,731	73,199	11,418	15,549	816,897	805,787	11,110

Derivative financial instruments	716,731	73,199	11,418	15,549	816,897	805,787	11,110

OTHER ACTIVITIES	1,101	-	-	-	1,101	1,101	-

Derivative financial instruments	1,101	-	-	-	1,101	1,101	-

TOTAL IN 2004	5,296,337	6,296,787	7,808,008	36,811,380	56,212,512	56,256,267	(43,755)

TOTAL IN 2003	8,840,080	4,276,295	7,177,181	22,501,976	42,795,532	42,609,319	186,213

DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)

TOTAL IN 2004	(711,648)	(22,093)	(37,196)	(13,419)	(784,356)	(773,700)	(10,656)

TOTAL IN 2003	(225,629)	(29,086)	(26,801)	(28,273)	(309,789)	(285,515)	(24,274)

(1)	Investment in fund quotas were distributed based on the securities comprising their portfolios, maintaining the fund category classification.
(2)

Securities of Banco BEM, in the amount of R$ 521,065 thousand, comprising mainly financial treasury notes, which were classified in securities held to maturity, were reclassified at June 30, 2004, of which an amount of R$ 499,461 thousand was reclassified to trading securities, decreasing results by R$ 6,648 thousand, net of tax effects and R$ 21,604 thousand to securities available for sale, decreasing the specific stockholders’ equity account in the amount of R$ 3,667 thousand, net of tax effects, and in Banco Zogbi, equity securities in the amount of R$ 5,033 thousand, classified as trading securities, were transferred to securities available for sale, with no effect on results, pursuant to BACEN Circular 3068, in line with the portfolio profile of Banco Bradesco, the banks’ new parent company.

(3)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

(4)	The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.
(5)

This column reflects book value subsequent to mark-to-market, except for securities held to maturity, whose market value is higher than book value by R$ 761,775 thousand (June 30, 2003 – R$ 240.991 thousand).

(6)

The market value of securities is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

(7)

In compliance with the provisions of Article 8 of BACEN Circular 3068, Bradesco declares that it has both the financial capacity and the intention to hold to maturity the securities classified in the ‘securities held to maturity’ category. This financial capacity is evidenced in Note 7, which presents the maturities of asset and liability operations at the base date of June 30, 2004.

d)   Composition of the portfolios by account:

At June 30 – In thousands of reais

	Up to 30 days	From 31 to 180 days	From 181 to 360 days	More than 360 days	CONSOLIDATED BRADESCO	BRADESCO

Own portfolio	4,538,650	5,715,438	4,230,362	33,612,114	48,096,564	7,491,696
Fixed income securities	2,711,748	5,715,438	4,230,362	33,612,114	46,269,662	7,421,612
• Financial Treasury Notes	1,010,631	2,379,030	1,471,569	12,493,972	17,355,202	23,711
• Purchase and sale commitments (1)	240,843	3,004,293	32,951	5,259,303	8,537,390	-
• Federal Treasury Notes	303,330	7,079	75,678	7,044,113	7,430,200	180,266
• Brazilian Foreign Debt Notes	179,601	-	-	4,984,637	5,164,238	5,069,228
• National Treasury Bonds	300,748	61,763	2,560,518	75,693	2,998,722	276,312
• Foreign securities	26,110	27,205	62,258	1,384,768	1,500,341	1,365,194
• Debentures	108,334	3,280	10,720	1,147,226	1,269,560	82,172
• Certificates of Bank Deposit	200,539	98,387	4,360	817,033	1,120,319	79,622
• Other	341,612	134,401	12,308	405,369	893,690	345,107

Equity securities	1,826,902	-	-	-	1,826,902	70,084
• Shares and quotas (other)	1,826,902	-	-	-	1,826,902	70,084

Subject to commitments	757,687	581,349	3,577,646	3,199,266	8,115,948	9,839,417
Repurchase agreements	32,322	2,945	8,040	1,575,730	1,619,037	3,213,464
• Brazilian Foreign Debt Notes	26,699	-	-	1,373,587	1,400,286	1,400,286
• Financial Treasury Notes	4,606	1,795	824	177,691	184,916	38,809
• National Treasury Bonds	-	-	3,614	10,254	13,868	13,868
• Federal Treasury Notes	-	1,150	3,602	8,476	13,228	13,228
• Central Bank Notes	1,017	-	-	5,722	6,739	6,739
• Debentures	-	-	-	-	-	1,740,534
Central Bank Notes	572	336,225	2,806,642	858,078	4,001,517	3,985,135
• National Treasury Bonds	-	18,886	2,672,073	279,959	2,970,918	2,962,263
• Federal Treasury Notes	-	238,863	131,919	110,025	480,807	480,807
• Financial Treasury Notes	572	14,915	2,650	422,561	440,698	432,971
• Central Bank Notes	-	63,561	-	45,533	109,094	109,094

Privatization currencies	1	26,770	-	63,125	89,896	33,934

Collateral provided	6,960	142,210	751,546	686,784	1,587,500	1,534,891
• National Treasury Bonds	-	9,413	684,993	4,090	698,496	697,279
• Federal Treasury Notes	-	96,402	40,509	394,701	531,612	531,612
• Financial Treasury Notes	6,960	36,395	26,044	284,518	353,917	303,207
• Central Bank Notes	-	-	-	2,793	2,793	2,793
• Equity securities	-	-	-	682	682	-
Derivative financial instruments	717,832	73,199	11,418	15,549	817,998	1,071,993

Total in 2004	5,296,337	6,296,787	7,808,008	36,811,380	56,212,512	17,331,113
%	9.4	11.2	13.9	65.5	100.0	100.0

Total in 2003	8,840,080	4,276,295	7,177,181	22,501,976	42,795,532	8,816,993
%	20.7	10.0	16.8	52.5	100.0	100.0

(1)

Investment fund and managed portfolio resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, included in the consolidated financial statements.

Other investment in fund quotas were distributed based on the securities comprising their portfolios.

The number of days to maturity was based on the maturity of the securities, regardless of accounting classification.

e) Income on securities transactions, financial income on insurance, private pension plans and savings bonds and derivative financial instruments:

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

Revenue	2004	2003	2004	2003

Fixed income securities (1)	1,535,194	1,147,867	949,157	307,361
Interbank investments (Note 9b)	1,466,653	2,258,602	1,981,722	3,268,892
Allocation of exchange variation of foreign branches	797,573	(782,429)	-	-
Equity securities	2,044	162,061	108	13,685
Other	(17)	(107)	-	(7)
Subtotal	3,801,447	2,785,994	2,930,987	3,589,931
Financial income on insurance, private pension plans and savings bonds	2,426,180	2,613,256	-	-
Transactions with derivatives (Note 33c - V)	126,860	13,157	139,172	(245,716)
Total	6,354,487	5,412,407	3,070,159	3,344,215

(1)	Includes foreign securities.

11) INTERBANK ACCOUNTS - RESTRICTED DEPOSITS

a) Restricted deposits

At June 30 - In thousands of reais

	Remuneration	CONSOLIDATED BRADESCO		BRADESCO
		2004	2003	2004	2003

Compulsory deposits - demand deposits	1	4,168,403	5,280,237	4,140,561	4,848,395
Compulsory deposits - savings account deposits	2	4,462,917	4,130,582	4,453,474	3,864,038
Additional compulsory deposits	3	5,006,109	4,380,821	5,006,109	3,860,101
Restricted deposits - National Housing System (SFH)	4	318,770	384,536	169,608	156,070
Funds from agricultural loans	4	578	578	578	578
Total		13,956,777	14,176,754	13,770,330	12,729,182
(1)	Without remuneration.
(2)	Remunerated at the same rate as savings account deposits.
(3)	Remunerated based on the variation in the Brazilian Central Bank reference rate (SELIC).
(4)	Remunerated based on the reference rate (TR)

b) Compulsory deposits – income on restricted deposits

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Restricted deposits - BACEN (compulsory deposits)	536,598	708,109	509,978	639,069
Restricted deposits - National Housing System (SFH)	21,055	22,814	11,989	8,048
Total	557,653	730,923	521,967	647,117

12) CREDIT OPERATIONS

The information relating to credit operations including advances on foreign exchange contracts, leasing operations and other receivables is presented as follows:

a) Credit operations by type and maturity.
b) Credit operations arising from new acquisitions.
c) Credit operations by type and risk levels.
d) Concentration of credit operations.
e) Credit operations by activity sector.
f) Composition of credit operations and allowance for loan losses.
g) Movement of the allowance for loan losses.
h) Recovery and renegotiation of credit operations.
i) Income on credit operations.

a) Credit operations by type and maturity

At June 30 – In thousand of reais

	CONSOLIDATED BRADESCO

	Normal course

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004 (A)%		Total in 2003 (A)%

Discount of trade receivables and other loans	5,967,826	3,675,635	2,744,327	3,251,193	2,965,575	5,008,289	23,612,845	38.6	22,381,565	41.1
Financings	1,632,067	1,149,337	1,190,279	2,110,354	3,421,306	7,791,575	17,294,918	28.2	14,679,205	27.0
Rural and agribusiness loans	266,492	149,759	267,959	787,832	1,019,274	3,066,872	5,558,188	9.1	3,968,686	7.3
Subtotal	7,866,385	4,974,731	4,202,565	6,149,379	7,406,155	15,866,736	46,465,951	75.9	41,029,456	75.4
Leasing operations	95,684	74,386	73,168	194,918	302,823	506,854	1,247,833	2.0	1,393,283	2.5
Advances on foreign exchange contracts (1)	1,875,459	889,424	844,021	1,741,220	873,166	-	6,223,290	10.2	5,764,290	10.6
Subtotal	9,837,528	5,938,541	5,119,754	8,085,517	8,582,144	16,373,590	53,937,074	88.1	48,187,029	88.5
Other receivables (2)	96,997	24,198	15,076	103,367	72,162	244,609	556,409	0.9	709,337	1.3
Total credit operations (3)	9,934,525	5,962,739	5,134,830	8,188,884	8,654,306	16,618,199	54,493,483	89.0	48,896,366	89.8
Sureties and guarantees (4)	191,504	108,434	112,051	516,259	668,793	5,153,592	6,750,633	11.0	5,581,331	10.2
Total in 2004	10,126,029	6,071,173	5,246,881	8,705,143	9,323,099	21,771,791	61,244,116	100.0
Total in 2003	10,691,420	7,674,496	4,759,592	7,499,657	8,091,035	15,761,497			54,477,697	100.0

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO

	Abnormal course

	Past Due Installments

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 720 days	Total in 2004 (B)%		Total in 2003 (B)%

Discount of trade receivables and other loans	215,876	181,070	202,506	331,601	384,762	1,315,815	73.7	1,382,491	75.6
Financings	77,237	55,228	31,554	64,376	72,684	301,079	16.9	287,041	15.7
Rural and agribusiness loans	2,968	3,965	1,002	5,793	25,477	39,205	2.2	29,575	1.6
Subtotal	296,081	240,263	235,062	401,770	482,923	1,656,099	92.8	1,699,107	92.9
Leasing operations	5,501	4,411	3,453	8,107	11,555	33,027	1.8	30,488	1.7
Advances on foreign exchange contracts (1)	14,972	5,618	9,920	4,623	265	35,398	2.0	44,868	2.5
Subtotal	316,554	250,292	248,435	414,500	494,743	1,724,524	96.6	1,774,463	97.1
Other receivables (2)	10,763	1,545	513	464	47,739	61,024	3.4	53,022	2.9
Total credit operations (3)	327,317	251,837	248,948	414,964	542,482	1,785,548	100.0	1,827,485	100.0
Sureties and guarantees (4)	-	-	-	-	-	-	-	-	-
Total in 2004	327,317	251,837	248,948	414,964	542,482	1,785,548	100.0
Total in 2003	371,564	279,408	217,853	430,040	528,620			1,827,485	100.0

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO

	Abnormal course

	Installments Falling Due										Total

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	Total in 2004 (C)%		Total in 2003 (C)%		2004 (A+B+C)%		2003 (A+B+C)%

Discount of trade receivables and other loans	98,114	75,920	72,910	161,445	181,063	212,953	802,405	37.8	1,061,670	45.7	25,731,065	39.5	24,825,726	42.3
Financings	83,954	61,637	60,685	165,149	266,093	581,727	1,219,245	57.5	1,115,619	48.0	18,815,242	28.8	16,081,865	27.4
Rural and agribusiness loans	742	639	678	1,629	3,359	8,385	15,432	0.7	9,275	0.4	5,612,825	8.6	4,007,536	6.9
Subtotal	182,810	138,196	134,273	328,223	450,515	803,065	2,037,082	96.0	2,186,564	94.1	50,159,132	76.9	44,915,127	76.6
Leasing operations	5,510	4,531	4,501	12,176	18,049	26,349	71,116	3.3	97,266	4.2	1,351,976	2.1	1,521,037	2.6
Advances on foreign exchange contracts (1)	-	-	-	-	-	-	-	-	4,895	0.2	6,258,688	9.6	5,814,053	9.9
Subtotal	188,320	142,727	138,774	340,399	468,564	829,414	2,108,198	99.3	2,288,725	98.5	57,769,796	88.6	52,250,217	89.1
Other receivables (2)	12,488	170	218	552	1,807	-	15,235	0.7	35,918	1.5	632,668	1.0	798,277	1.4
Total credit operations (3)	200,808	142,897	138,992	340,951	470,371	829,414	2,123,433	100.0	2,324,643	100.0	58,402,464	89.6	53,048,494	90.5
Sureties and guarantees (4)	-	-	-	-	-	-	-	-	-	-	6,750,633	10.4	5,581,331	9.5
Total in 2004	200,808	142,897	138,992	340,951	470,371	829,414	2,123,433	100.0			65,153,097	100.0
Total in 2003	247,964	170,260	135,972	374,392	501,420	894,635	-	-	2,324,643	100.0	-	-	58,629,825	100.0

On an unconsolidated basis, normal course operations determined on the same bases as in the above exhibit total R$ 53,751,544 thousand (June 30, 2003 - R$ 37,030,748 thousand), past-due installments total R$ 1,515,063 thousand (June 30, 2003 - R$ 1,420,121 thousand) and installments falling due total R$ 1,388,195 thousand (June 30, 2003 - R$ 1,454,680 thousand).

(1)	Advances on foreign exchange contracts and advances in foreign currency granted are recorded as a reduction of “Other Liabilities”.
(2)

“Other Receivables” comprise receivables on guarantees honored, receivables on purchase of assets, credit instruments receivable; income receivable on foreign exchange contracts and receivables arising from export contracts.

(3)

Includes credit operation financings in the amount of R$ 775,222 thousand (June 30, 2003 – R$ 750,682 thousand). Other receivables relating to credit cards in the amount of R$ 1,303,072 thousand (June 30, 2003 – R$ 854,348 thousand) are presented in Note 13b.

(4)	Recorded in memorandum accounts.

b) Credit operations arising from new acquisitions

Banco BEM S.A. and Banco Zogbi S.A.

At March 31, 2004 – In thousands of reais

Credit operations	535,385
Leasing operations	31
Other receivables	5,724
Total	541,140
Normal course	428,027
Abnormal course	113,113

c) Credit operations by type and risk level

At June 30 – In thousands of reais

CONSOLIDATED BRADESCO

RISK LEVELS

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	TOTAL IN 2004%		TOTAL IN 2003%

Discount of trade receivables and other loans	7,410,808	10,136,170	1,947,934	3,363,765	741,185	235,508	313,237	192,934	1,389,524	25,731,065	44.1	24,825,726	46.8
Financings	4,092,653	8,477,834	1,607,329	3,632,797	294,068	102,705	140,754	72,298	394,804	18,815,242	32.2	16,081,865	30.3
Rural and agribusiness loans	612,684	1,919,064	879,230	1,322,494	516,198	53,803	171,855	104,393	33,104	5,612,825	9.6	4,007,536	7.5
Subtotal	12,116,145	20,533,068	4,434,493	8,319,056	1,551,451	392,016	625,846	369,625	1,817,432	50,159,132	85.9	44,915,127	84.6
Leasing operations	19,022	163,508	205,729	801,365	47,887	20,469	37,209	8,118	48,669	1,351,976	2.3	1,521,037	2.9
Advances on foreign exchange contracts	3,634,313	1,292,947	868,983	368,975	23,731	2,384	61,242	-	6,113	6,258,688	10.7	5,814,053	11.0
Subtotal	15,769,480	21,989,523	5,509,205	9,489,396	1,623,069	414,869	724,297	377,743	1,872,214	57,769,796	98.9	52,250,217	98.5
Other receivables	196,455	160,973	72,606	121,847	6,526	1,009	9,635	5,885	57,732	632,668	1.1	798,277	1.5
Total credit operations in 2004	15,965,935	22,150,496	5,581,811	9,611,243	1,629,595	415,878	733,932	383,628	1,929,946	58,402,464	100.0
%	27.3	37.9	9.6	16.5	2.8	0.7	1.2	0.7	3.3	100.0
Total credit operations in 2003	15,503,675	19,406,975	3,950,017	8,971,757	1,840,682	479,029	432,473	405,811	2,058,075			53,048,494	100.0
%	29.2	36.6	7.4	16.9	3.5	0.9	0.8	0.8	3.9			100.0

At June 30 – In thousands of reais

BRADESCO

RISK LEVELS

CREDIT OPERATIONS	AA	A	B	C	D	E	F	G	H	TOTAL IN 2004%		TOTAL IN 2003%

Discount of trade receivables and other loans	7,063,950	9,894,689	1,912,707	3,358,893	736,822	230,996	309,433	190,549	1,356,867	25,054,906	50.2	18,576,931	51.3
Financings	4,092,383	3,054,580	1,227,164	3,349,160	247,813	74,229	113,875	48,776	293,415	12,501,395	25.0	8,189,267	22.6
Rural and agribusiness loans	612,684	1,918,998	879,229	1,322,494	516,198	53,803	171,855	104,393	33,104	5,612,758	11.3	3,668,236	10.1
Subtotal	11,769,017	14,868,267	4,019,100	8,030,547	1,500,833	359,028	595,163	343,718	1,683,386	43,169,059	86.5	30,434,434	84.0
Advances on foreign exchange contracts	3,634,313	1,292,947	868,983	368,975	23,731	2,384	61,242	-	6,113	6,258,688	12.5	5,324,201	14.7
Subtotal	15,403,330	16,161,214	4,888,083	8,399,522	1,524,564	361,412	656,405	343,718	1,689,499	49,427,747	99.0	35,758,635	98.7
Other receivables	159,732	160,008	57,613	113,206	6,163	761	4,778	103	6,119	508,483	1.0	458,223	1.3
Total credit operations in 2004	15,563,062	16,321,222	4,945,696	8,512,728	1,530,727	362,173	661,183	343,821	1,695,618	49,936,230	100.0
%	31.2	32.7	9.9	17.0	3.1	0.7	1.3	0.7	3.4	100.0
Total credit operations in 2003	12,250,557	11,127,447	2,488,028	6,642,137	1,350,852	331,885	276,319	321,125	1,428,508			36,216,858	100.0
%	33.8	30.7	6.9	18.4	3.7	0.9	0.8	0.9	3.9			100.0

d) Concentration of credit operations

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Largest borrower	778,744	783,795	774,967	783,735
Percentage of total credit operation portfolio	1.3%	1.5%	1.6%	2.2%
10 largest borrowers	5,536,330	4,871,243	5,517,797	4,223,658
Percentage of total credit operation portfolio	9.5%	9.2%	11.0%	11.7%
20 largest borrowers	8,496,504	7,926,324	8,343,237	6,605,547
Percentage of total credit operation portfolio	14.5%	14.9%	16.7%	18.2%
50 largest borrowers	14,028,458	13,264,813	13,631,129	11,066,170
Percentage of total credit operation portfolio	24.0%	25.0%	27.3%	30.6%
100 largest borrowers	18,234,385	17,305,236	17,814,725	14,299,583
Percentage of total credit operation portfolio	31.2%	32.6%	35.7%	39.5%

e) Credit operations by activity sector

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO				BRADESCO

	2004	%	2003	%	2004	%	2003	%

PUBLIC SECTOR	608,542	1.0	196,511	0.4	605,883	1.2	60,248	0.2

FEDERAL GOVERNMENT	397,155	0.6	196,007	0.4	397,155	0.8	60,050	0.2
Petrochemical	188,497	0.3	196,007	0.4	188,497	0.4	60,050	0.2
Generation and distribution of electric power	208,658	0.3	-	-	208,658	0.4	-	-
STATE GOVERNMENT	208,728	0.4	-	-	208,728	0.4	-	-
Generation and distribution of electric power	208,728	0.4	-	-	208,728	0.4	-	-
MUNICIPAL GOVERNMENT	2,659	-	504	-	-	-	198	-
Direct administration	2,659	-	504	-	-	-	198	-
PRIVATE SECTOR	57,793,922	99.0	52,851,983	99.6	49,330,347	98.8	36,156,610	99.8
MANUFACTURING	18,530,341	31.7	17,149,578	32.4	17,714,970	35.5	13,675,444	37.7
Food and beverage	4,707,304	8.1	3,237,103	6.1	4,591,980	9.2	2,741,296	7.6
Steel, metallurgical and mechanical	3,376,818	5.8	3,823,635	7.2	3,056,781	6.1	3,134,073	8.7
Light and heavy vehicles	1,967,547	3.4	1,331,878	2.5	1,961,279	3.9	1,088,054	3.0
Chemical	1,237,359	2.1	1,628,059	3.1	1,159,299	2.3	1,087,992	3.0
Paper and pulp	1,235,963	2.1	1,067,455	2.0	1,193,934	2.4	846,783	2.3
Electro-electronics	844,933	1.4	624,883	1.2	831,327	1.7	490,470	1.3
Textiles and clothing	807,717	1.4	852,902	1.6	790,461	1.6	708,857	2.0
Rubber and plastic articles	687,693	1.2	728,187	1.4	652,613	1.3	660,584	1.8
Oil refining and production of alcohol	536,043	0.9	378,215	0.7	476,889	1.0	292,862	0.8
Furniture and wood products	514,889	0.9	507,662	1.0	489,844	1.0	415,622	1.1
Publishing, printing and reproduction	508,111	0.9	600,257	1.1	472,677	0.9	515,279	1.4
Automotive parts and accessories	409,268	0.7	418,307	0.8	397,757	0.8	387,219	1.1
Extraction of metallic and non-metallic ores	360,517	0.6	391,357	0.7	347,657	0.7	348,134	1.0
Leather articles	316,696	0.5	318,749	0.6	307,410	0.6	235,634	0.6
Non-metallic materials	284,434	0.5	242,401	0.5	268,046	0.5	237,851	0.7
Other industries	735,049	1.2	998,528	1.9	717,016	1.5	484,734	1.3

COMMERCE	8,697,696	14.9	8,616,974	16.3	8,243,174	16.5	6,023,980	16.7
Speciality store products	1,884,640	3.2	1,459,880	2.8	1,749,491	3.5	1,148,388	3.2
Food, beverage and tobacco products	1,109,734	1.9	1,120,330	2.1	1,046,057	2.1	567,832	1.6
Non-specialized retailers	1,092,860	1.9	495,491	0.9	1,050,499	2.1	458,872	1.3
Articles for personal use and for use in the home	722,474	1.2	350,187	0.7	691,992	1.4	311,120	0.9
Waste material and scrap	591,313	1.0	608,770	1.1	561,861	1.1	592,522	1.6
General merchandise wholesalers	574,348	1.0	1,549,816	2.9	548,066	1.1	1,144,375	3.2
Agricultural products	553,304	0.9	246,821	0.5	551,402	1.1	184,729	0.5
Vehicles	506,407	0.9	533,561	1.0	484,832	1.0	314,357	0.9
Clothing and footwear	405,112	0.7	426,761	0.8	393,233	0.8	328,180	0.9
Fuel	393,777	0.7	271,896	0.5	362,856	0.7	227,459	0.6
Repairs, parts and accessories for vehicles	386,529	0.7	287,715	0.5	353,873	0.7	268,931	0.7
Commercial intermediary	337,599	0.6	361,580	0.7	325,339	0.7	335,102	0.9
Other commerce	139,599	0.2	904,166	1.8	123,673	0.2	142,113	0.4

FINANCIAL INTERMEDIATION	846,188	1.5	605,216	1.1	825,515	1.7	580,049	1.6

SERVICES	10,799,624	18.5	11,247,762	21.0	9,725,842	19.5	6,617,760	18.3
Telecommunications	2,313,480	4.0	2,113,635	3.9	2,302,298	4.6	1,552,242	4.3
Transport and storage	2,291,611	3.9	1,863,992	3.5	1,884,874	3.8	816,982	2.2
Real estate activities, rents and corporate services	1,752,785	3.0	1,503,732	2.8	1,557,247	3.1	1,018,953	2.8
Production and distribution of electric power, gas and water	1,241,509	2.1	1,293,451	2.4	1,236,315	2.4	1,014,588	2.8
Civil construction	1,340,778	2.3	1,614,316	3.0	1,231,970	2.5	1,044,898	2.9
Social services, education, health, defense and social security	625,329	1.1	565,026	1.1	546,671	1.1	319,897	0.9
Clubs, leisure, cultural and sports activities	455,811	0.8	375,753	0.7	450,478	0.9	176,346	0.5
Hotel and catering	221,436	0.4	210,487	0.4	202,487	0.4	180,156	0.5
Holdings, legal, accounting and business advisory services	195,977	0.3	501,911	0.9	145,257	0.3	364,188	1.0
Other services	360,908	0.6	1,205,459	2.3	168,245	0.4	129,510	0.4

AGRICULTURE, LIVESTOCK RAISING, FISHING, FOREST DEVELOPMENT AND MANAGEMENT	1,091,944	1.9	826,171	1.6	1,065,222	2.1	704,598	1.9

INDIVIDUALS	17,828,129	30.5	14,406,282	27.2	11,755,624	23.5	8,554,779	23.6

Total	58,402,464	100.0	53,048,494	100.0	49,936,230	100.0	36,216,858	100.0

f) Composition of credit operations and allowance for loan losses

At June 30 – In thousands of reais

CONSOLIDATED BRADESCO

Portfolio Balance

Risk Level	Abnormal Course			Normal course	TOTAL	%	% Acumulated in 2004	% Acumulated in 2003

	Past Due	Falling Due	Total abnormal course

AA	-	-	-	15,965,935	15,965,935	27.3	27.3	29.2
A	-	-	-	22,150,496	22,150,496	37.9	65.2	65.8
B	107,631	451,818	559,449	5,022,362	5,581,811	9.6	74.8	73.2
C	174,831	525,311	700,142	8,911,101	9,611,243	16.5	91.3	90.1
Subtotal	282,462	977,129	1,259,591	52,049,894	53,309,485	91.3

D	168,353	257,544	425,897	1,203,698	1,629,595	2.8	94.1	93.6
E	124,564	146,785	271,349	144,529	415,878	0.7	94.8	94.5
F	169,080	141,141	310,221	423,711	733,932	1.2	96.0	95.3
G	133,101	105,661	238,762	144,866	383,628	0.7	96.7	96.1
H	907,988	495,173	1,403,161	526,785	1,929,946	3.3	100.0	100.0
Subtotal	1,503,086	1,146,304	2,649,390	2,443,589	5,092,979	8.7

Total in 2004	1,785,548	2,123,433	3,908,981	54,493,483	58,402,464	100.0
%	3.1	3.6	6.7	93.3	100.00
Total in 2003	1,827,485	2,324,643	4,152,128	48,896,366	53,048,494
%	3.4	4.4	7.8	92.2	100.0

At June 30 – In thousands of reais

CONSOLIDATED BRADESCO

Allowance

Minimum Requirement							Additional	Existing	% 2004 (1)	% 2003 (1)

Risk Level	% Minimum Required Provision	Specific			Generic	Total

		Past Due	Falling Due	Total Specific

AA	0.0	-	-	-	-	-	-	-	-	-
A	0.5	-	-	-	110,749	110,749	66,226	176,975	0.8	0.8
B	1.0	1,144	4,435	5,579	50,302	55,881	19,160	75,041	1.3	1.4
C	3.0	5,245	15,759	21,004	267,333	288,337	332,633	620,970	6.5	4.9
Subtotal		6,389	20,194	26,583	428,384	454,967	418,019	872,986	1.6	1.4

D	10.0	16,835	25,755	42,590	120,370	162,960	210,694	373,654	22.9	28.3
E	30.0	37,369	44,035	81,404	43,359	124,763	68,678	193,441	46.5	45.7
F	50.0	84,540	70,571	155,111	211,855	366,966	115,256	482,222	65.7	67.3
G	70.0	93,171	73,962	167,133	101,406	268,539	92,431	360,970	94.1	91.4
H	100.0	907,988	495,173	1,403,161	526,785	1,929,946	-	1,929,946	100.0	100.0
Subtotal		1,139,903	709,496	1,849,399	1,003,775	2,853,174	487,059	3,340,233	65.6	66.3

Total in 2004		1,146,292	729,690	1,875,982	1,432,159	3,308,141	905,078	4,213,219	7.2
%		27.2	17.3	44.5	34.0	78.5	21.5	100.0
Total in 2003		1,177,331	828,109	2,005,440	1,286,274	3,291,714	817,051	4,108,765		7.7
%		28.6	20.2	48.8	31.3	80.1	19.9	100.0

At June 30 – In thousands of reais

BRADESCO

Portfolio Balance

Risk Level	Abnormal course			Normal Course	TOTAL	%	% Accumulated in 2004	% Accumulated in 2003

	Past Due	Falling Due	Total abnormal course

AA	-	-	-	15,563,062	15,563,062	31.2	31.2	33.8
A	-	-	-	16,321,222	16,321,222	32.7	63.9	64.5
B	76,565	155,568	232,133	4,713,563	4,945,696	9.9	73.8	71.4
C	136,918	265,413	402,331	8,110,397	8,512,728	17.0	90.8	89.8
Subtotal	213,483	420,981	634,464	44,708,244	45,342,708	90.8

D	152,518	215,166	367,684	1,163,043	1,530,727	3.1	93.9	93.5
E	109,331	117,060	226,391	135,782	362,173	0.7	94.6	94.4
F	153,717	112,587	266,304	394,879	661,183	1.3	95.9	95.2
G	114,485	89,323	203,808	140,013	343,821	0.7	96.6	96.1
H	771,529	433,078	1,204,607	491,011	1,695,618	3.4	100.0	100.0
Subtotal	1,301,580	967,214	2,268,794	2,324,728	4,593,522	9.2

Total in 2004	1,515,063	1,388,195	2,903,258	47,032,972	49,936,230	100.0
%	3.0	2.8	5.8	94.2	100.0
Total in 2003	1,420,121	1,309,189	2,729,310	33,487,548	36,216,858
%	3.9	3.6	7.5	92.5	100.0

At June 30 – In thousands of reais

BRADESCO

Allowance

Minimum Requirement							Additional	Existing	% 2004 (1)	% 2003 (1)

Risk Level	% Minimum Required Provision	Specific			Generic	TOTAL

		Past Due	Falling Due	Total Specific

AA	0.0	-	-	-	-	-	-	-	-	-

A	0.5	-	-	-	81,606	81,606	65,106	146,712	0.9	0.9
B	1.0	766	1,556	2,322	47,136	49,458	18,572	68,030	1.4	1.4
C	3.0	4,108	7,962	12,070	243,312	255,382	330,973	586,355	6.9	5.3
Subtotal		4,874	9,518	14,392	372,054	386,446	414,651	801,097	1.8	1.5

D	10.0	15,252	21,517	36,769	116,304	153,073	208,279	361,352	23.6	29.3
E	30.0	32,799	35,118	67,917	40,735	108,652	66,077	174,729	48.2	46.5
F	50.0	76,858	56,294	133,152	197,440	330,592	109,175	439,767	66.5	69.6
G	70.0	80,139	62,526	142,665	98,009	240,674	83,802	324,476	94.4	89.9
H	100.0	771,529	433,078	1,204,607	491,011	1,695,618	-	1,695,618	100.0	100.0
Subtotal		976,577	608,533	1,585,110	943,499	2,528,609	467,333	2,995,942	65.2

Total in 2004		981,451	618,051	1,599,502	1,315,553	2,915,055	881,984	3,797,039	7.6
%		25.9	16.3	42.2	34.6	76.8	23.2	100.0
Total in 2003		928,756	528,337	1,457,093	848,728	2,305,821	640,143	2,945,964		8.1
%		31.5	18.0	49.5	28.8	78.3	21.7	100.0

(1) Existing provision in relation to portfolio, by risk level.

g) Movement of allowance for loan losses

In thousands of reais

	CONSOLIDATED BRADESCO	BRADESCO

At December 31, 2002	3,665,091	2,637,432
Amount recorded	1,395,034	1,231,311
Amount written off	(1,122,097)	(922,779)
Balance derived from acquired institutions (1)	170,737	-
At June 30, 2003	4,108,765	2,945,964
- Specific provision (2)	2,005,440	1,457,093
- Generic provision (3)	1,286,274	848,728
- Additional provision (4)	817,051	640,143

At December 31, 2003	4,059,300	3,146,608
- Specific provision (2)	1,816,523	1,416,740
- Generic provision (3)	1,383,691	1,045,140
- Additional provision (4)	859,086	684,728
Amount recorded	1,074,548	945,305
Amount written off	(997,585)	(855,233)
Balance derived from acquired institutions (5)	76,956	-
Balance derived from merger of Banco BCN (6)	-	560,359
At June 30, 2004	4,213,219	3,797,039
- Specific provision (2)	1,875,982	1,599,502
- Generic provision (3)	1,432,159	1,315,553
- Additional provision (4)	905,078	881,984
(1)	BBV Banco (now Banco Alvorada S.A.).
(2)	For operations with installments overdue by more than 14 days.
(3)	Recorded based on the customer/transaction classification and accordingly not included in the preceding item.
(4)

The additional provision is recorded based on management's experience and expected collection of the credit portfolio, to determine the total allowance deemed sufficient to cover specific and general portfolio risks, as well as the provision calculated based on risk level ratings and the corresponding minimum provision requirements established by CMN Resolution 2682. The additional provision per customer was classified according to the corresponding risk levels (Note 12f).

(5)	Banco BEM S.A. and Banco Zogbi S.A.
(6)	Balance derived from merger of Banco BCN in the first quarter of 2004.

h) Recovery and renegotiation of credit operations

Expense for provision for loan losses, net of recoveries of written-off credits.

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Amount recorded for the period	1,074,548	1,395,034	945,305	1,231,311
Amount recovered (1)	(229,592)	(212,645)	(183,282)	(159,611)
Expense net of recoveries	844,956	1,182,389	762,023	1,071,700

(1) These recoveries are classified in income on credit operations.

The total renegotiated operations for the period are presented below:

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Amount renegotiated	726,372	741,144	1,013,857	557,294
Amount received and written off	(991,847)	(788,109)	(904,547)	(671,819)
Total net renegotiations	(265,475)	(46,965)	109,310	(114,525)

i) Income on credit operations

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Discount of trade receivables and other loans	3,825,529	3,875,921	3,662,109	2,933,717
Financings	2,118,916	1,713,753	1,097,970	759,396
Rural and agribusiness loans	301,516	253,515	298,517	230,839
Subtotal	6,245,961	5,843,189	5,058,596	3,923,952
Recovery of credits written off as loss	229,592	212,645	183,282	159,611
Allocation of exchange variation of foreign branches and subsidiaries	283,260	(435,211)	-	-
Subtotal	6,758,813	5,620,623	5,241,878	4,083,563
Leasing, net of expenses	133,220	136,767	-	-
TOTAL	6,892,033	5,757,390	5,241,878	4,083,563

13) OTHER RECEIVABLES

a) Foreign exchange portfolio

Balance sheet accounts:

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Assets - Other receivables

Exchange purchases pending settlement	11,007,742	9,246,594	11,007,742	8,778,917
Foreign exchange acceptances and term documents in foreign currencies	29,073	25,339	29,073	21,554
Exchange sale receivables	4,208,654	3,941,820	4,208,654	3,927,411
Less - advances in local currency received	(179,049)	(185,651)	(179,049)	(173,590)
Income receivable on advances granted	59,971	102,411	59,971	91,410
Total	15,126,391	13,130,513	15,126,391	12,645,702

Liabilities - Other liabilities
Exchange sales pending settlement	4,221,729	3,595,364	4,221,285	3,579,357
Exchange purchase payables	10,767,925	10,062,135	10,767,925	9,561,867
Less - Advances on foreign exchange contracts	(6,258,688)	(5,814,053)	(6,258,688)	(5,324,201)
Other	18,885	10,094	18,885	4,743
Total	8,749,851	7,853,540	8,749,407	7,821,766

Net foreign exchange portfolio	6,376,540	5,276,973	6,376,984	4,823,936

Memorandum accounts.
Open import credits	174,892	156,085	174,892	133,548

Foreign exchange transactions:

We present below the composition of foreign exchange transactions adjusted to improve the presentation of the effective results:

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Income on exchange transactions	1,514,342	7,247,518	1,506,011	6,834,739

Expenses for exchange transactions	(850,939)	(6,979,867)	(847,314)	(6,507,326)

Foreign exchange transactions	663,403	267,651	658,697	327,413

Adjustments:
- Income on export financing (1)	7,665	9,449	7,648	1,698
- Income on foreign currency financing (1)	73,995	91,378	73,434	86,292
- Income on foreign investments (2)	41,585	6,313	41,282	4,763
- Expenses for foreign securities (3)	(5,415)	(4,068)	(5,415)	(4,068)
- Expenses for payables to foreign bankers (4)	(683,415)	(236,942)	(678,702)	(319,513)
Total adjustments	(565,585)	(133,870)	(561,753)	(230,828)

Adjusted foreign exchange transactions	97,818	133,781	96,944	96,585

(1)	Classified in income on credit operations.
(2)	Stated in income on securities transactions.
(3)	Presented in expenses for interest and charges on deposits.
(4)	Funds for financing advances on foreign exchange contracts and import financing, recorded in expenses for borrowings and onlendings.

b) Sundry

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Deferred tax assets (Note 35c)	6,391,711	5,865,058	4,015,929	2,782,798
Deposits in guarantee	1,949,494	1,603,998	986,547	569,184
Sundry receivables	545,259	448,090	205,440	243,505
Credit card operations	1,303,072	594,225	1,303,072	594,225
Prepaid taxes	931,271	921,481	525,555	478,394
Receivables on purchase of assets	401,470	447,285	349,023	345,648
Payments to be reimbursed	407,552	384,705	149,373	129,184
Credit instruments receivable	327,509	340,532	107,218	19,808
Other	140,152	104,606	68,768	55,201
Total	12,397,490	10,709,980	7,710,925	5,217,947

14) OTHER ASSETS

a) Non-operating assets/other

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO			BRADESCO

	Cost	Provision for loss	Residual value	Cost	Provision for loss	Residual value

Property	323,439	(159,120)	164,319	140,712	(62,584)	78,128
Vehicles and similar	96,027	(35,849)	60,178	29,472	(19,536)	9,936
Machinery and equipment	12,452	(6,841)	5,611	1,976	(806)	1,170
Goods subject to special conditions	43,584	(39,580)	4,004	32,186	(32,186)	-
Inventories/stores	18,659	-	18,659	9,941	-	9,941
Other	7,300	(2,673)	4,627	707	(662)	45
Total in 2004	501,461	(244,063)	257,398	214,994	(115,774)	99,220
Total in 2003 (1)	724,789	(255,535)	469,254	263,089	(142,895)	120,194

(1)	In 2003, includes inventories of Latasa S.A. sold in October 2003.

b) Prepaid expenses

These comprise mainly expenses for insurance, prepaid financial expenses, expenses for commission on placement of auto sales financing, deferred selling expenses and expenses for the contract to provide banking services at Correios network post-office bank branches, which are amortized on a straight-line basis according to the contract terms.

15) INVESTMENTS

a) We present below the movement of investments in foreign branches and direct and indirect subsidiaries, which were fully eliminated upon consolidation of the financial statements:

In thousands of reais

Investments in foreign branches and subsidiaries	Balance at December 31, 2003	Movement for the six-month period (1)	Balance at June 30, 2004	Balance at June 30, 2003

Bradesco Grand Cayman	1,305,442	(111,254)	1,194,188	1,018,219
Alvorada Nassau	772,693	62,832	835,525	758,028
Banco Bradesco Luxembourg S.A.	407,024	(8,049)	398,975	401,993
BCN Grand Cayman	399,593	39,308	438,901	382,106
Bradesco New York	402,752	32,538	435,290	398,082
Mercantil - Grand Cayman	413,887	(32,258)	381,629	366,435
Bradport – SGPS, Sociedade Unipessoal Lda. (2)	365,453	25,751	391,204	-
Boavista (Nassau, Grand Cayman and Banking)	196,615	46,810	243,425	159,907
Cidade Capital Markets Limited	86,287	7,209	93,496	85,233
Bradesco Securities, Inc.	64,499	1,391	65,890	59,194
Banco Bradesco Argentina S.A.	54,985	(2,277)	52,708	46,882
Bradesco Argentina de Seguros S.A.	13,369	861	14,230	11,389
Bradesco International Health Service, Inc.	717	(349)	368	868
Total	4,483,316	62,513	4,545,829	3,688,336

(1)

Includes exchange variation in the amount of R$ 314,670 thousand, equity accounting in the amount of R$ 172,564 thousand and mark-to-market adjustment of securities available for sale in the amount of R$ (424,721) thousand.

(2)	Formed in December 2003, through a capital subscription with shares comprising capital stock of Banco Espirito Santo S.A. – BES.

b) Composition of investments in the consolidated financial statements:

At June 30 – In thousands of reais

Associated Companies (total percentage ownership)	2004	2003

• IRB – Brasil Resseguros S.A. - (21.24%)	319,302	209,160
• CP Cimento e Participações S.A. - (12.52%)	62,679	48,578
• Marlim Participações S.A. - (11.84%)	25,450	21,820
• NovaMarlim Participações S.A. - (17.17%)	22,798	22,100
• American Bank Note Ltda. - (22.50%)	27,118	16,449
• BES Investimentos do Brasil S.A. - BI (19.99%)	15,634	16,456
• Other associated companies	7,134	14,769
Total in associated companies	480,115	349,332
• Other investments (1)	525,266	166,099
• Fiscal incentives	364,096	339,959
• Provision for loss:
- Fiscal incentives	(298,212)	(283,183)
- Other investments	(65,241)	(77,614)
Total consolidated investments	1,006,024	494,593

(1)	Includes in 2004, the transfer of the investment in Banco Espirito Santo S.A. – BES, from current to permanent assets in the amount of R$ 379,932 thousand.

c) Equity accounting was recorded in income under ‘equity in the earnings of subsidiary and associated companies’ and totals R$ 122,268 thousand (June 30, 2003 - R$ (32,714) thousand) and R$ 1,332,107 thousand (June 30, 2003 - R$ 681,099 thousand) on an unconsolidated basis:

In thousands of reais

Companies	Capital	Adjusted net equity	Number of shares/quotas held (thousand)			Percentage ownership	Adjusted net income (loss)	Book value Bradesco (unconsolidated)	Equity accounting adjustments (26)

			COMM.	PREF.	Quotas			June 30, 2004	June 30, 2004	June 30, 2003

CONSOLIDATED SUBSIDIARIES
A) Financial area									944,837	(109,788)
Alvorada Leasing Brasil S.A. Arrendamento Mercantil(1)(2)									(1,298)	(997)
Banco Alvorada S.A. (1) (3)	2,739,442	2,812,232	6,339,047	-	-	100.000%	129,506	2,990,150	84,377	34,988
Banco Baneb S.A. (1)	1,475,556	1,748,102	50,996,253	77,366,599	-	99.941%	45,719	1,747,070	45,444	127,414
Banco BCN S.A. (4)	-	-	-	-	-	-	-	-	(6,483)	(149,577)
Banco BEA S.A. (5)	-	-	-	-	-	-	-	-	-	4,910
Banco BEM S.A. (1) (6)	79,852	(50,541)	324,843	-	-	90.141%	1,785	90,280	1,593	-
Banco Boavista Interatlântico S.A. and subsidiaries(1)	115,100	144,594	321,571	-	-	100.000%	58,856	193,833	41,382	435,165
Banco Bradesco Argentina S.A.(1)	69,490	52,708	29,999	-	-	99.999%	(6,131)	52,708	(6,131)	(10,240)
Banco Bradesco Luxembourg S.A.(1)(18)	212,398	398,976	1	-	-	31.632%	10,811	126,204	10,811	10,074
Banco de Crédito Real de Minas Gerais S.A.(1)(7)	115,000	237,985	12,430,962	4,882,164	-	99.986%	13,549	237,952	12,076	155,708
Banco Finasa de Investimento S.A.(1)(8)	319,100	371,869	1,772,050	-	-	98.646%	17,281	366,834	16,677	9,787
Banco Finasa S.A.(1)(7)	112,576	345,060	1,279,505	-	-	100.000%	183,905	346,114	162,502	58,393
Banco Mercantil de São Paulo S.A.(1)	3,863,941	4,209,569	24,827,212	-	-	100.000%	148,346	4,322,245	99,269	40,186
Banco Zogbi S.A.(1)(22)	-	-	-	-	-	-	-	-	12,941	-
Bancocidade - Corretora de Valores Mobiliários e de Câmbio Ltda.(9)	-	-	-	-	-	-	-	-	-	3,713
Bancocidade Leasing Arrendamento Mercantil S.A.(1)(10)	-	-	-	-	-	-	-	-	30,945	1,833
BCN Cons., Adm. de Bens, Serv. e Publ. Ltda.(1)(7)	20,007	35,834	20,006	-	-	100.000%	(526)	35,834	(526)	(2,004)
Boavista S.A. Arrendamento Mercantil(11)	-	-	-	-	-	-	-	-	-	13,643
Boavista S.A. D.T.V.M.(12)(13)	-	-	-	-	-	-	-	-	-	(471,845)
Bradesco BCN Leasing S.A. Arrendamento Mercantil(1)(7)	700,000	1,086,622	499	-	-	99.970%	74,712	1,129,211	56,297	66,097
Bradesco Consórcios Ltda.(1)	14,795	33,965	-	-	14,795	99.999%	19,356	33,965	19,356	(2,482)
Bradesco S.A. Corretora de Títulos e Valores Mobiliários(1)	45,000	73,335	376,000	-	-	99.999%	8,856	73,335	8,856	8,591
Bradesco Securities, Inc.(1)	68,365	65,890	11	-	-	100.000%	(3,398)	65,890	(3,398)	(1,036)
Bradport – SGPS, Sociedade Unipessoal Lda.(1)(15)	379,932	391,203	-	-	-	100.000%	11,272	391,203	11,272	-
BRAM – Bradesco Asset Management Ltda. and subsidiary company(1)	51,911	61,326	-	-	51,910	99.999%	3,649	61,325	263	63
Cia. Brasileira de Meios de Pagamento – VISANET(16)	-	-	-	-	-	-	-	-	949	20,660
Cidade Capital Markets Limited(1)(7)	100,062	93,496	32,200	-	-	100.000%	689	93,496	689	563
Finasa Leasing Arrendamento Mercantil S.A.(17)	-	-	-	-	-	-	-	-	-	3,733
Finasa Promotora de Vendas Ltda.(1)	-	-	-	-	-	-	-		3,794	(329)
Bradesco Leasing S.A. Arrendamento Mercantil(1)(7)(14)	797,805	773,673	540,303	-	-	100.000%	28,456	773,673	28,456	167,918
Foreign branches - Exchange gains (loss)(1)	-	-	-	-	-	-	-	-	313,632	(654,548)
Other financial companies	-	-	-	-	-	-	-	-	1,092	19,831
B) Insurance and Pension Plan area									155,196	285,399
Bradesco Seguros S.A(1)	1,545,799	3,820,378	625	-	-	99.463%	375,802	3,799,863	(87,386)	(22,779)
ABS – Empreendimentos Imobiliários, Participações e Serviços S.A.(19)									-	13,531
Atlântica Capitalização S.A.(1)									547	643
Bradesco Argentina de Seguros S.A.(1)									(79)	(1,392)
Bradesco Capitalização S.A.(1)									108,253	81,514
Bradesco Saúde S.A.(1)									(14,770)	2,788
Bradesco Vida e Previdência S.A.(1)									229,532	207,876
Finasa Seguradora S.A.(1)									174	9,981
Bradesco Auto/RE Companhia de Seguros S.A.(1)(25)									(82,837)	(7,195)
Foreign subsidiaries - Exchange gains (loss)(1)									1,001	(390)
Other subsidiaries									761	822
C) Other activities									109,806	34,042
União de Comércio e Participações Ltda.(1)	102,926	182,925	-	-	1,029	99.999%	6,187	182,925	5,488	(17,260)
Átria Participações S.A.(1)									286	1,259
Latasa S.A.(20)									-	28,612
Nova Paiol Participações S.A.(1)									134	(1,850)
Cia. Securitizadora de Crédito Financeiro Boavista(23)									88,934	-
Other subsidiaries									14,964	23,281
TOTAL CONSOLIDATED SUBSIDIARIES									1,209,839	209,653

II – UNCONSOLIDATED
BES Investimentos do Brasil S.A. – Banco de Investimento(16)									(606)	3,491
IRB – Brasil Resseguros S.A.(16)									83,449	(27,796)
UGB Participações S.A. (21)									(5,677)	(13,121)
American BankNote Ltda. - (24)									10,612	-
CP Cimento e Participações S.A. (24)									16,656	-
Marlim Participações S.A. (24)									9,760	-
NovaMarlim Participações S.A. (24)									2,916	-
Other associated companies								130,242	5,158	4,712
TOTAL UNCONSOLIDATED									122,268	(32,714)

SUBTOTAL								17,244,352	1,332,107	176,939

REVERSAL OF (PROVISION) FOR EXCHANGE VARIATION								-	-	504,160

TOTAL								17,244,352	1,332,107	681,099

(1)	Information at June 30, 2004.
(2)	Formerly BBV Leasing Brasil S.A. Arrendamento Mercantil.
(3)	Formerly Banco Bilbao Vizcaya Argentaria Brasil S.A – BBV Banco.
(4)

Partially spun off on March 10, 2004, with spun-off portion merged into Banco Bradesco S.A. On March 12, 2004, the remaining portion of the assets and liabilities of Banco BCN was merged into Banco Alvorada. S.A.

(5)	Merged into Banco Baneb S.A. in April 2003.
(6)	Formerly Banco do Estado do Maranhão S.A., acquired on February 10, 2004.
(7)	Became a direct subsidiary of Banco Bradesco S.A. as a result of the partial spin-off of Banco BCN S.A. on March 10, 2004, with the spun-off portion merged into Banco Bradesco S.A. (item 4).
(8)	Became a direct subsidiary of Banco Bradesco in May 2003.
(9)	Merged into BCN Corretora de Títulos e Valores Mobiliários S.A. in September 2003.
(10)	Sold by Banco BCN S.A. to Banco Mercantil de São Paulo S.A. in January 2004.
(11)	Merged into Banco Boavista Interatlântico S.A. in December 2003.
(12)	Merged into Banco Mercantil de São Paulo S.A. in February 2003.
(13)	Includes extraordinary amortization of goodwill of Mercantil, net of taxes (Note 31).
(14)	Formerly Potenza Leasing S.A. Arrendamento Mercantil.
(15)	Formed in December 2003.
(16)	Information at May 31, 2004.
(17)	Merged into Bradesco BCN Leasing S.A. Arrendamento Mercantil, in April 2003.
(18)	In September 2003, Banco Mercantil de São Paulo International S.A. and Banco Bradesco Luxembourg S.A. were merged and the latter’s name maintained.
(19)	Merged into Bradesco Capitalização S.A. in December 2003.
(20)	Sold in October 2003.
(21)	Information at April 30, 2004.
(22)	Acquired on February 16, 2004.
(23)	Acquired on June 25, 2004.
(24)	Accounted for on the equity method since April 2004.
(25)	Formerly União Novo Hamburgo de Seguros S.A.
(26)

Equity accounting considers results determined by the companies subsequent to acquisition and includes equity variations in the investees not derived from results, as well as adjustments arising from the equalization of accounting principles, where applicable.

16) PROPERTY AND EQUIPMENT IN USE AND LEASED ASSETS

Property, plant and equipment is stated at purchase cost, plus restatement. Depreciation is calculated on the straight-line method at annual rates which take into consideration the economic useful lives of the assets.

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO				BRADESCO

	Annual rate	Cost	Depreciation	Residual value	Cost	Depreciation	Residual value

Land and buildings in use:
- Buildings	4%	865,871	(466,274)	399,597	388,634	(226,391)	162,243
- Land	-	512,806	-	512,806	130,161	-	130,161
Facilities, furniture and equipment in use	10%	1,732,203	(896,032)	836,171	1,382,109	(681,357)	700,752
Security and communications systems	10%	127,906	(68,503)	59,403	115,793	(64,887)	50,906
Data processing systems	20 to 50%	1,627,709	(1,190,773)	436,936	1,235,359	(903,975)	331,384
Transport systems	20%	20,599	(9,779)	10,820	17,224	(8,001)	9,223
Construction in progress	-	40,744	-	40,744	-	-	-
Subtotal (1)	-	4,927,838	(2,631,361)	2,296,477	3,269,280	(1,884,611)	1,384,669
Property and equipment in use	-	67,283	(37,657)	29,626	-	-	-
Total in 2004	-	4,995,121	(2,669,018)	2,326,103	3,269,280	(1,884,611)	1,384,669
Total in 2003	-	5,605,834	(2,939,780)	2,666,054	2,843,877	(1,721,135)	1,122,742

Land and buildings in use of the Bradesco Organization present an unrecorded increment of R$ 748,504 thousand, based on appraisal reports prepared by independent experts in 2004, 2003 and 2002.

The permanent assets to stockholders’ equity ratio in relation to consolidated reference equity is 26.09% on a consolidated basis and 41.42% on a consolidated financial basis, within the maximum 50% limit.

17) DEFERRED CHARGES

a) Goodwill

I) Goodwill on the acquisition of investments, based on future profitability, mainly results from goodwill on the acquisition of Banco BCN - R$ 322,829 thousand (1) (June 30, 2003 - R$ 150,124 thousand); Banco Boavista Interatlântico - R$ 49,239 thousand (1) (June 30, 2003 - R$ 330,951 thousand); Banco Mercantil de São Paulo – R$ 112,676 thousand (June 30, 2003 - R$ 90,535 thousand); Banco Cidade – R$ 113,647 thousand (June 30, 2003 – R$ 152,612 thousand); Banco Alvorada (formerly BBV Banco) – R$ 177,918 thousand (June 30, 2003 – R$ 197,871 thousand); in Bradesco BCN Leasing - R$ 42,915 thousand (June 30, 2003 – R$ 50,117 thousand); Banco BEM – R$ 90,280 thousand; Banco Zogbi – R$ 258,765 thousand and in Promovel Empreendimentos e Serviços – R$ 61,267 thousand. Amortization of goodwill for the half year totaled R$ 313,547 thousand (June 30, 2003 - R$ 799,889 thousand, of which R$ 680,759 thousand comprises extraordinary amortization of goodwill in Banco Mercantil de São Paulo S.A. - Note 31). Goodwill was also amortized on a extraordinary basis during the first half in the amount of R$ 135,132 thousand, relating to the acquisition of investments in Banco BEA, Cia. Finasa Securitizadora, Bradesco Templeton, Banco Bradesco Luxembourg, Banco Mercantil International, Zogbi DTVM, Zogbi Leasing, Promosec Cia. Securitizadora, Scopus Tecnologia and Cia. Brasileira de Meios de Pagamento – Visanet (Note 31).

(1) The variation in this balance comprises the transfer of goodwill from Banco Boavista Interatlântico to Banco BCN, in the amount of R$ 227,365 thousand, following the partial spin off of Banco Boavista Interatlântico in January 2004, with the spun-off portion merged into by Banco BCN.

II) Unamortized goodwill in the amount of R$ 1,398,799 thousand has the following amortization flow:

At June 30, 2004 - In thousands of reais
2004 – 173,880	2005 – 347,601	2006 – 339,647	2007 – 201,708	2008 – 126,385

2009 – 58,929	2010 – 49,400	2011 – 45,936	2012 – 35,001	2013 – 20,312

b) Other deferred charges

At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO			BRADESCO

	Cost	Amortization	Residual Value	Cost	Amortization	Residual Value

Systems development	1,034,158	(583,765)	450,393	882,507	(513,637)	368,870
Other deferred charges	153,434	(63,752)	89,682	1,020,557	(508,716)	511,841
Total in 2004	1,187,592	(647,517)	540,075	1,903,064	(1,022,353)	880,711
Total in 2003	1,242,459	(681,030)	561,429	866,655	(433,739)	432,916

18) DEPOSITS, DEPOSITS RECEIVED UNDER SECURITY REPURCHASE AGREEMENTS AND FUNDS FROM ISSUANCE OF SECURITIES

a) Deposits and deposits received under security repurchase agreements

At June 30 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	CONSOLIDATED BRADESCO	BRADESCO

• Demand deposits	13,541,311	-	-	-	-	-	-	13,541,311	13,275,054
• Savings deposits(1)	22,456,494	-	-	-	-	-	-	22,456,494	22,411,110
• Interbank deposits	40,822	6,271	-	157	-	-	-	47,250	3,724,196
• Time deposits	3,770,534	615,939	588,085	4,983,923	4,023,779	13,836,964	269,203	28,088,427	27,871,583
• Deposits received under security repurchase agreements(2)	14,851,491	10,304	1,120	63,137	472,715	1,266,137	81,163	16,746,067	17,333,064
Total in 2004	54,660,652	632,514	589,205	5,047,217	4,496,494	15,103,101	350,366	80,879,549	84,615,007
Total in 2003	52,454,490	962,193	765,311	2,215,492	4,330,206	14,372,631	290,559	75,390,882	73,146,266

(1)	Demand and savings account deposits are classified as up to 30 days without considering average historical turnover.
(2)

Includes R$ 8,537,390 thousand in investment fund resources invested in purchase and sale commitments with Banco Bradesco, the investors in which are subsidiary companies, comprising the consolidated financial statements.

b) Funds from issuance of securities

At June 30 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 days	CONSOLIDATED BRADESCO	BRADESCO

Securities – Local:
• Mortgage notes	119,018	130,218	207,914	441,263	168,394	24,102	-	1,090,909	1,081,972
Subtotal	119,018	130,218	207,914	441,263	168,394	24,102	-	1,090,909	1,081,972
Securities – Foreign (1)
• Commercial paper	320,814	-	-	928	300,713	310,526	-	932,981	932,980
• Eurobonds	671,404	-	-	915,600	-	513,210	-	2,100,214	2,106,584
• Euronotes	1,277	-	-	125,823	14,098	99,210	-	240,408	1,166,750
• MTN Program Issues	189	-	-	-	-	310,750	-	310,939	310,939
• Promissory notes	1,135	-	-	-	-	93,225	-	94,360	94,360
• Euro CD issued	219,096	3,815	-	-	-	-	-	222,911	222,911
• Securitization of future flow of payment orders received from abroad	7,847	-	-	-	-	194,309	1,022,891	1,225,047	1,237,356
• Securitization of future flow of credit card bill receivables from foreign cardholders	623,370	-	-	-	-	239,171	-	862,541	850,354
Subtotal	1,845,132	3,815	-	1,042,351	314,811	1,760,401	1,022,891	5,989,401	6,922,234
Total in 2004	1,964,150	134,033	207,914	1,483,614	483,205	1,784,503	1,022,891	7,080,310	8,004,206
%	27.7	1.9	2.9	21.0	6.8	25.2	14.5	100.0
Total in 2003	796,160	294,516	41,831	1,796,732	1,072,253	1,743,463	-	5,744,955	4,809,430
%	13.9	5.1	0.7	31.3	18.7	30.3	-	100.0

(1)

These consist of funds obtained from banks abroad and official institutions from the issuance of notes in the international market (Eurobonds) and under National Monetary Council (CMN) Resolution 2770 for:
(i) onlending to local customers, repayable monthly through 2007, with interest payable semiannually at LIBOR or prime rate, plus a spread, and
(ii) for financing exchange operations for customers, through purchase and sale of foreign currencies, discounts of export bills, pre-financing of exports and financing of imports, mainly on a short-term basis.

c) Expenses with funding and price-level restatement and interest on technical reserves for insurance, private pension plans and savings bonds.

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Savings deposits	779,457	1,065,918	773,918	1,005,489
Time deposits	1,649,360	2,407,532	1,610,332	1,832,114
Deposits received under security repurchase agreements	1,555,389	1,828,904	1,595,554	2,130,429
Funds from issuance of securities	710,779	(443,650)	674,877	(543,846)
Allocation of exchange variation of foreign branches and subsidiaries	677,066	(489,744)	-	-
Expenses for price-level restatement of technical reserves for insurance, private pension plans and savings bonds	1,351,008	1,658,010	-	-
Other funding expenses	112,310	127,040	306,400	460,777
Total	6,835,369	6,154,010	4,961,081	4,884,963

19) BORROWINGS AND ONLENDINGS

a) Borrowings

At June 30 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	CONSOLIDATED BRADESCO	BRADESCO

Local:
• Official institutions	1,732	-	-	-	-	-	-	1,732	-
• Other institutions	10,975	-	180	-	-	-	-	11,155	-
Foreign:	1,503,171	761,057	942,444	2,101,165	2,794,262	759,988	19,422	8,881,509	8,903,464
Total in 2004	1,515,878	761,057	942,624	2,101,165	2,794,262	759,988	19,422	8,894,396	8,903,464
%	17.0	8.6	10.6	23.6	31.4	8.5	0.3	100.0
Total in 2003	1,180,691	799,260	417,303	1,778,294	2,484,423	1,040,995	10,536	7,711,502	6,709,139
%	15.3	10.4	5.4	23.1	32.2	13.5	0.1	100.0	-

b) Onlendings:

At June 30 – In thousands of reais

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 360 days	From 1 to 3 years	More than 3 years	CONSOLIDATED BRADESCO	BRADESCO

Local:
• National Treasury	-	18,710	-	-	-	-	-	18,710	18,710
• National Bank for Economic and Social Development - BNDES	105,402	54,023	66,298	219,603	720,162	1,781,002	749,436	3,695,926	3,695,926
• Federal Savings Bank – CEF	1,705	393	391	5,673	30,083	122,508	290,514	451,267	437,588
• Government Agency for Machinery and Equipment Financing - FINAME	279,066	99,622	108,616	314,962	637,260	1,635,881	622,506	3,697,913	3,491,608
• Other institutions	1,008	300	130	190	609	1,939	21	4,197	1,001
Foreign:
• Subject to onlendings to housing-loan borrowers	9,621	-	-	1,385	41,597	1,385	-	53,988	13,728
Total in 2004	396,802	173,048	175,435	541,813	1,429,711	3,542,715	1,662,477	7,922,001	7,658,561
%	5.0	2.2	2.2	6.8	18.0	44.7	21.1	100.0
Total in 2003	384,391	165,286	214,257	471,860	932,462	2,467,985	2,224,627	6,860,868	4,448,501
%	5.6	2.4	3.1	6.9	13.6	36.0	32.4	100.0	-

c) Expenses for borrowings and onlendings

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Loans:
• Local:	1,281	1,371	-	-
• Foreign:	35,144	46,282	34,660	43,819
Subtotal	36,425	47,653	34,660	43,819

Local onlendings
• National Treasury	1,071	1,305	1,071	1,305
• BNDES	243,144	42,200	240,800	29,312
• Federal Savings Bank - CEF	2,015	19,094	-	-
• FINAME	188,828	132,989	163,721	83,343
• Other institutions	226	-	389	151
Foreign onlendings
• Payables to foreign bankers	632,775	(29,886)	629,096	47,986
• Other expenses for foreign onlendings	14,093	(76,684)	8,766	15,635
Subtotal	1,082,152	89,018	1,043,843	177,732

Allocation of exchange variation of foreign branches and subsidiaries	102,800	(98,986)	-	-
Total	1,221,377	37,685	1,078,503	221,551

20) CONTINGENT LIABILITIES

The Bradesco Organization is currently a defendant in a number of legal suits in the labor, civil and tax spheres, arising from the normal course of its business activities.

The provisions were recorded based on the opinion of the Organization’s legal advisors, the types of lawsuit, similarity with previous suits and complexity, available jurisprudence and court sentences, whenever loss is deemed probable.

The Organization’s Management considers that the provision recorded for contingencies is sufficient to cover probable losses generated by the corresponding legal proceedings.

Labor Claims

These are claims brought by former employees seeking indemnity, especially, the payment of unpaid overtime. Following the effective control over working hours implemented in 1992, via electronic time cards, overtime is paid regularly during the employment contract and accordingly, claims on an individual basis subsequent to 1977 are no longer significant.
The provision for labor contingencies is recorded based on the average amount of the indemnities paid.

Civil Suits

These arise during the normal course of work routines and comprise claims for pain and suffering and pecuniary damages, mainly protests, bounced checks and the inclusion of names in the restricted credit registry.

In general, the amounts under dispute are unlikely to affect financial results since more than 30% of new suits were brought at the small claims court, i.e., for amounts less than the maximum limit of 40 minimum wages.

Moreover, some 60% of these suits are judged unfounded and the average cost of each indemnity is some 5% of the total amount claimed.

At present, there are no significant administrative suits in course, moved as a result of the lack of compliance with National Financial System regulations or payment of fines which could jeopardize the Bank’s financial results.

Tax Proceedings

The Bradesco Organization is disputing the legality of certain taxes and contributions, for which provisions have been recorded in full, despite the likelihood of a successful medium and long-term outcome based on the opinion of their legal advisors.

The provisions recorded, segregated by legal sphere are as follows:

	At June 30 – In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2004	2003	2004(1)	2003
Labor Claims	882,442	874,705	619,984	402,262
Civil Suits	562,978	378,712	290,692	192,250
Total (Note 22)	1,445,420	1,253,417	910,676	594,512
Tax proceedings (2)	3,002,329	2,614,392	994,216	835,500
Total	4,447,749	3,867,809	1,904,892	1,430,012

(1)	In 2004, includes amounts of R$ 159,478 thousand and R$ 44,447 thousand in the “Labor suits” and “Civil suits” accounts, respectively, following the merger of Banco BCN S.A.
(2)	Recorded under “Other Liabilities - Taxes and Social Security Contributions”.

21) SUBORDINATED DEBT

At June 30 - In thousands of reais
Note	Issuance	Transaction Amount	Maturity	Remuneration	Book value

					2004	2003

LOCAL:
Subordinated CDB	March/2002	549,000	2012	100.0% of DI - CETIP	802,608	676,520
Subordinated CDB	July/2002	41,201	2012	100,0% of CDI rate + 0.75% p.a.	61,444	51,399
Subordinated CDB	October/2002	200,000	2012	102,5% of CDI rate	277,363	232,794
Subordinated CDB	October/2002	500,000	2012	100,0% of CDI rate + 0.87% p.a.	697,634	582,881
Subordinated CDB	October/2002	33,500	2012	101.5% of CDI rate	46,240	38,876
Subordinated CDB	October/2002	65,150	2012	101,0% of CDI rate	89,563	75,364
Subordinated CDB	November/2002	66,550	2012	101,0% of CDI rate	91,271	76,801
Subordinated CDB	November/2002	134,800	2012	101.5% of CDI rate	184,757	155,334
Subordinated debentures	September/2001	300,000	2008	100,0% of CDI rate + 0.75% p.a.	315,879	319,338
Subordinated debentures	November/2001	300,000	2008	100,0% of CDI rate + 0.75% p.a.	307,586	311,625
Subtotal in Brazil		2,190,201			2,874,345	2,520,932
FOREIGN:
Subordinated debt	December/2001	353,700	2011	10,25% rate p.a.	462,236	426,336
Subordinated debt (1)	April/2002	315,186	2012	4.05% rate p.a.	422,495	390,477
Subordinated debt	October/2003	1,434,750	2013	8,75% rate p.a.	1,567,230	-
Subordinated debt	April/2004	801,927	2014	8,00% rate p.a.	854,949	-
Subtotal abroad		2,905,563			3,306,910	816,813
Total		5,095,764			6,181,255	3,337,745

(1)	This rate increases to 10.15% p.a. when swap to U.S. dollar cost is included.

22) OTHER LIABILITIES - SUNDRY

	At June 30 – In thousands of reais
	CONSOLIDATED BRADESCO		BRADESCO
	2004	2003	2004	2003
Sundry creditors	579,439	543,394	186,920	61,822
Provision for contingent liabilities (civil and labor)(Note 20)	1,445,420	1,253,417	910,676	594,512
Provision for accrued liabilities	1,723,604	1,561,239	621,872	478,957
Credit card operations	1,253,587	564,026	1,253,587	564,026
Acquisition of assets and rights	64,420	242,624	66,953	47,976
Official operating agreements	11,066	161,846	10,258	133,605
Other	215,308	191,489	177,161	130,357
Total	5,292,844	4,518,035	3,227,427	2,011,255

23) INSURANCE OPERATIONS, PRIVATE PENSION PLANS AND SAVINGS BONDS

a) Technical reserves

	At June 30 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		TOTAL
	2004	2003	2004	2003	2004	2003	2004	2003
Current:
Reserve for unearned premiums	1,045,272	936,544	26,689	22,697	-	-	1,071,961	959,241
Loss reserve – IBNR	798,160	585,337	186,113	134,064	-	-	984,273	719,401
Reserve for unsettled claims	436,252	322,863	203,642	114,659	-	-	639,894	437,522
Mathematical reserve for benefits granted	-	-	234,485	201,396	-	-	234,485	201,396
Mathematical reserve of benefits to be granted	21	-	15,012,131	10,701,540	-	-	15,012,152	10,701,540
Mathematical reserve for redemptions	-	-	-	-	117,070	163,566	117,070	163,566
Reserve for draws and redemptions	-	-	-	-	240,320	155,663	240,320	155,663
Reserve for financial fluctuation	-	-	501,348	583,461	-	-	501,348	583,461
Other reserves	55,686	19,771	175,312	97,208	141,278	28,897	372,276	145,876
Subtotal	2,335,391	1,864,515	16,339,720	11,855,025	498,668	348,126	19,173,779	14,067,666

Long-term liabilities
Mathematical reserve of benefits to be granted	16	-	4,604,762	3,825,376	-	-	4,604,778	3,825,376
Mathematical reserve for benefits granted	-	-	1,969,419	1,715,146	-	-	1,969,419	1,715,146
Reserve for insufficient contributions	-	-	1,740,956	1,372,427	-	-	1,740,956	1,372,427
Mathematical reserve for redemptions	-	-	-	-	1,510,124	1,349,633	1,510,124	1,349,633
Reserve for financial fluctuation	-	-	241,927	225,428	-	-	241,927	225,428
Reserve for financial excess	-	-	215,950	156,691	-	-	215,950	156,691
Other reserves	-	-	21,412	19,909	-	-	21,412	19,909
Subtotal	16	-	8,794,426	7,314,977	1,510,124	1,349,633	10,304,566	8,664,610

Total	2,335,407	1,864,515	25,134,146	19,170,002	2,008,792	1,697,759	29,478,345	22,732,276

b) Guarantee of technical reserves for insurance, private pension plans and savings bonds

We present below the amounts of the assets and rights offered as coverage of technical reserves for insurance, private pension plans and savings bonds:

	At June 30 - In thousands of reais
	Insurance		Private Pension Plans		Savings Bonds		TOTAL

	2004	2003	2004	2003	2004	2003	2004	2003
Shares of listed companies	69,367	129,364	774,215	797,274	356,173	195,834	1,199,755	1,122,472
Government securities and corporate bonds	1,990,507	1,536,589	25,307,796	19,258,279	1,840,886	1,642,676	29,139,189	22,437,544
Credit assignments	355,398	338,123	-	-	-	-	355,398	338,123
Property	123,653	58,754	1,487	30,476	12,331	8,087	137,471	97,317
Total	2,538,925	2,062,830	26,083,498	20,086,029	2,209,390	1,846,597	30,831,813	23,995,456

c) Income on premiums retained for insurance, private pension plans and savings bonds

Six-month period ended June 30 – In thousands of reais

	2004	2003

Premiums issued	3,581,806	3,360,729
Private pension plan contributions (*)	2,291,002	2,156,838
Income on savings bond certificates	702,445	549,632
Coinsurance premiums assigned	(199,006)	(188,109)
Premiums reimbursed	(109,011)	(82,905)
Overall net revenue	6,267,236	5,796,185
Reinsurance premiums assigned	(284,266)	(378,563)
Premiums retained for insurance, private pension plans and savings bonds	5,982,970	5,417,622

(*)	Includes long-term life VGBL insurance (Vida Gerador de Benefícios Livres).

24) MINORITY INTEREST IN SUBSIDIARIES

At June 30 – In thousands of reais

	CONSOLIDATED
	BRADESCO

	2004	2003

Financial area:
Banco Finasa de Investimento S.A.	5,035	7,911
Bradesco Templeton Asset Management Ltda	5,860	1,691
Banco BEM S.A. (1)	(4,983)	-
Other minority interest	1,396	1,102
Subtotal	7,308	10,704
Insurance and Pension Plan area:
Indiana Seguros S.A.	33,347	31,842
Bradesco Seguros S.A.	20,515	8,314
Bradesco Auto/RE Companhia de Seguros (2) (3)	-	11,116
Other minority interest	1,757	2,271
Subtotal	55,619	53,543
Other activities:
Sete Quedas Empreendimentos Imobiliários e Participações Ltda. (4)	-	40,721
Baneb Corretora de Seguros S.A.	2,536	2,258
Other minority interest	508	31
Subtotal	3,044	43,010
Total	65,971	107,257

(1)	Acquired on February 10, 2004.
(2)	Percentage ownership increased through acquisition and incorporation of the minority stockholders’ shares of União Novo Hamburgo de Seguros S.A.
(3)	New name of União Novo Hamburgo de Seguros S.A.; and
(4)	Sold in January 2004.

25) STOCKHOLDERS’ EQUITY (PARENT COMPANY)

a) Composition of capital stock

Fully subscribed and paid-up capital comprises nominative-registered shares, with no par value, as follows:

At June 30, 2004

	Total	Treasury Stock	Outstanding Shares

Common stock	79,894,005	(416,813)	79,477,192
Preferred stock	78,693,936	(4)	78,693,932
Total	158,587,941	(416,817)	158,171,124

At June 30, 2003

	Total	Treasury Stock	Outstanding Shares

Common stock	798,940,057,872	-	798,940,057,872
Preferred stock	786,939,365,428	-	786,939,365,428
Total	1,585,879,423,300	-	1,585,879,423,300

b) We present below the movement of capital stock

	Volume

	Common	Preferred	Total

Total shares at December 31, 2003	798,940,057,872	786,939,365,428	1,585,879,423,300
Reverse stock split	(798,860,163,867)	(786,860,671,492)	(1,585,720,835,359)
Total shares at June 30, 2004	79,894,005	78,693,936	158,587,941
Shares acquired and not canceled	(416,813)	(4)	(416,817)
Outstanding shares at June 30, 2004	79,477,192	78,693,932	158,171,124

At the Extraordinary General Meeting of December 17, 2003, approval was given for a 1-for-10,000 reverse split of Bradesco’s stock. This process was ratified by BACEN on January 6, 2004.

c) Interest attributed to own capital

Non-voting preferred shares are entitled to all rights and benefits attributed to common shares and in conformity with the Bank’s statutes have priority to repayment of capital and 10% additional interest attributed to own capital and/or dividends, in accordance with the provisions of paragraph 1, item II of Article 17 of Law 6404, as amended by Law 10,303.

In conformity with the Bank’s statutes, stockholders are entitled to interest attributed to own capital and/or dividends which total at least 30% of net income for the year, adjusted in accordance with Brazilian corporate legislation.

Interest attributed to own capital is calculated based on the stockholders' equity accounts and limited to the variation in the long-term interest rate (TJLP), subject to the existence of profits, computed prior to the deduction thereof, or of retained earnings and revenue reserves in amounts that are equivalent to or exceed twice the amount of such interest.

It is the Bank’s policy to distribute, during the year, all the interest attributed to own capital, determined in conformity with the above criteria and to compute this interest for the minimum compulsory dividend, net of withholding tax (IRRF).

Interest attributed to own capital - January 1 to June 30, 2004

In thousands of reais

Details	Per share (gross) (1)		Amount	Withholding	Amount
	Common	Preferred	paid/accrued gross	tax (15%)	paid/accrued net

Monthly	0.847080	0.931788	140,701	21,105	119,596
Interim (2)	0.847080	0.931788	140,644	21,097	119,547
Accrued	2.223126	2.445439	370,056	55,508	314,548
Total	3.917286	4.309015	651,401	97,710	553,691

(1)	Adjusted to share base, subsequent to the reverse stock split.
(2)	Declared on June 30, 2004, payable on July 30, 2004.

d) Treasury Stock

Up to June 30, 2004, a total of 416,817 shares, of which 416,813 are common and 4 are preferred shares, in the amount of R$ 52,889 thousand had been acquired and remained in treasury. The minimum, average weighted and maximum cost, per thousand shares, is respectively R$ 112.10553, R$ 126.88998 and R$ 138.92418 and the market value of these shares at June 30, 2004 was R$ 115.36 per share.

26) COMMISSIONS AND FEES

Six-month period ended – In thousands of reais

	CONSOLIDATED		BRADESCO
	BRADESCO

	2004	2003	2004	2003

Checking account	629,894	509,495	609,103	464,284
Collection	300,508	284,950	296,342	248,040
Fund management services	423,338	245,999	252,184	155,157
Income on exchange transactions	481,794	394,171	221,569	168,886
Credit operations	371,480	270,808	291,972	214,368
Interbank charges	125,742	124,207	123,773	105,242
Receipt of taxes	99,565	90,373	97,945	79,234
Revenue from custody and brokerage services	30,974	17,521	8,438	5,332
Consortium Management	35,358	4,014	-	-
Other	195,485	158,374	42,270	26,821
Total	2,694,138	2,099,912	1,943,596	1,467,364

27) PERSONNEL EXPENSES

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED		BRADESCO
	BRADESCO

	2004	2003	2004	2003

Remuneration	1,227,343	1,101,279	1,002,081	753,730
Benefits	478,703	441,395	401,171	342,311
Social charges	455,470	391,281	376,107	269,650
Training	21,329	29,993	18,142	23,027
Employee profit sharing	83,497	79,573	69,000	51,366
Other	144,261	157,492	82,748	110,643
Total	2,410,603	2,201,013	1,949,249	1,550,727

28) ADMINISTRATIVE EXPENSES

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED		BRADESCO
	BRADESCO

	2004	2003	2004	2003

Third-party services	414,408	368,681	301,810	213,202
Communications	317,336	299,879	258,668	201,313
Depreciation and amortization	241,533	266,500	191,703	173,355
Financial system services	198,760	168,793	189,862	147,114
Advertising and publicity	195,804	150,279	91,872	61,433
Transport	182,039	166,688	165,112	127,340
Leasing	160,132	129,773	158,766	117,425
Rents	149,757	134,139	158,427	115,053
Data processing	128,876	125,263	95,866	72,271
Maintenance and repairs	127,977	114,176	137,071	118,761
Materials	72,661	82,453	53,380	55,284
Water, electricity and gas	65,243	55,844	56,422	42,841
Travel	26,799	29,469	11,574	8,421
Other	142,275	161,673	53,347	59,236
Total	2,423,600	2,253,610	1,923,880	1,513,049

29) OTHER OPERATING INCOME

Six-month period ended – In thousands of reais

	CONSOLIDATED		BRADESCO
	BRADESCO

	2004	2003	2004	2003

Other financial revenue	207,517	218,052	80,648	91,940
Reversal of other operating provisions (1)	52,697	907,491	7,123	357,779
Recovery of charges and expenses	52,581	53,480	30,277	20,640
Income on sale of goods	30,126	137,575	-	-
Other	194,288	215,252	52,526	31,526
Total	537,209	1,531,850	170,574	501,885

(1)	In 2003, includes reversal of provision for exchange variation.

30) OTHER OPERATING EXPENSES

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED		BRADESCO
	BRADESCO

	2004	2003	2004	2003

Other financial expenses	413,416	584,903	82,382	75,053
Sundry losses	237,348	156,226	237,237	151,999
Amortization of goodwill	178,415	119,130	119,373	57,956
Cost of sales and services (1)	277,693	222,756	-	-
Other operating provisions	200,235	28,275	112,693	25,598
Other	187,181	141,659	174,231	85,162
Total	1,494,288	1,252,949	725,916	395,768

(1)	Includes depreciation of R$ 45,148 thousand (June 30, 2003 – R$ 24,666 thousand).

31) NON-OPERATING INCOME (EXPENSES), NET

Six-month period ended June 30 – In thousands of reais

	CONSOLIDATED		BRADESCO
	BRADESCO

	2004	2003	2004	2003

Extraordinary amortization of goodwill (1) (2)	(135,132)	(680,759)	(1,617)	-
Loss on sale and write-off of assets and investments	(42,151)	(51,954)	(47,112)	(59,508)
Non-operating provisions recorded(reversed)	(5,083)	(55,017)	7,123	8,881
Other	(31,348)	10,295	20,262	24,350
Total	(213,714)	(777,435)	(21,344)	(26,277)

(1)

2003 - Although maintained in its essence, goodwill held by Boavista DTVM, which was merged into the subsidiary Banco Mercantil de São Paulo S.A as a result of the decision taken on March 31, 2003, was written off pursuant to BACEN Circular 3017.

(2)	2004 – As a result of the change in projected realization.

32) TRANSACTIONS WITH SUBSIDIARY AND ASSOCIATED COMPANIES (DIRECT AND INDIRECT)

The transactions with subsidiary and associated companies, carried out at average market terms and prices on the dates thereof, were eliminated from the consolidated financial statements and summarized below:

	Six-month period ended June 30 – In thousands of reais

	2004		2003

	Assets (liabilities)	Income (expense)	Assets (liabilities)	Income (expense)
Interest attributed to own capital and dividends:
Bradesco Seguros S.A.	146,591	-	86,883	-
Banco BCN S.A.	-	-	80,380	-
Banco Baneb S.A.	76,552	-	70,650	-
Banco Boavista Interatlântico S.A.	12,089	-	126,852	-
Banco Mercantil de São Paulo S.A.	34,643	-	4,225	-
Banco Alvorada S.A.	22,607	-	-	-
Banco Finasa S.A.	124,170	-	-	-
Other subsidiary and associated companies	32,646	-	12,263	-

Exchange purchases pending settlement (a):
Banco BCN S.A.	-	-	58,535	1,864
Banco Mercantil de São Paulo S.A.	-	-	-	2,145

Pre-export operations (b):
Banco BCN S.A. – abroad:	-	-	71,634	3,006
Other subsidiary and associated companies	-	1,952	-	301

Exchange purchase payables (c):
Banco BCN S.A.	-	-	(58,927)	(948)

Demand deposits
Banco BCN S.A. – abroad:	-	-	(22,732)	-
Bradesco Vida e Previdência S.A.	(28,674)	-	(19,839)	-
Bradesco Saúde S.A.	(55)	-	(12,284)	-
Bradesco Seguros S.A.	(127)	-	(4,978)	-
Other subsidiary and associated companies	(15,966)	-	(12,802)	-

Time deposits
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	-	(57,533)	(2,960)
Cidade Capital Markets Limited	-	-	(84,738)	(287)
Bradesco Capitalização S.A.	(75,567)	(5,259)	-	-
União de Comércio e Participações Ltda.	(21,522)	(966)	-	-
Other subsidiary and associated companies	(10,250)	(4,668)	(37,223)	(6,844)

Deposits/Interbank deposits (d):
Deposits:
Banco BCN S.A. – abroad:	-	-	(327,107)	(6,207)
Banco Baneb S.A.	(2,036)	(438)	(189,568)	(9,555)
Banco Boavista Interatlântico S.A.	-	(107)	(530,745)	(36,026)
Banco Boavista Interatlântico S.A. – abroad	-	(107)	(34,923)	(253)
Boavista Banking Limited	(170,029)	(903)	(98,528)	(694)
Boavista S.A. Arrendamento Mercantil	-	-	(208,213)	(22,141)
Bradesco BCN Leasing S.A. Arrendamento Mercantil	(2,196,244)	(160,519)	(2,259,471)	(204,274)
Banco Alvorada S.A.	(17,258)	(2,999)	(1,549,932)	(15,241)
Banco Alvorada S.A. - abroad	(835,296)	(4,359)	(269,968)	(33)
Banco Mercantil de São Paulo S.A. – abroad:	-	-	(221,324)	(2,944)
Banco Finasa de Investimento S.A.	(81,608)	(6,196)	(170,728)	(4,627)
Cidade Capital Markets Limited	(91,924)	(656)	-	(330)
Banco Zogbi S.A.	(80,305)	(2,502)	-	-
Banco Mercantil de São Paulo S.A.	(116,039)	(9,702)	-	-
Bradesco Leasing S.A. Arrendamento Mercantil	(23,861)	(2,370)	(528,445)	(56,056)
Other subsidiary and associated companies	(85,923)	(6,626)	(30,113)	(10,319)

Interbank deposits:
Banco BCN S.A.	-	-	2,904,568	308,067
Banco Boavista Interatlântico S.A.	1,234,510	32,983	742,178	22,280
Banco Finasa S.A.	6,416,847	417,608	3,623,431	393,760
Banco Mercantil de São Paulo S.A.	-	-	999,348	61,038
Other subsidiary and associated companies	174	15	-	87

Deposits received under security repurchase agreements/open
market investments (e):
Deposits received under security repurchase agreements:
Bradesco S.A. – CTVM	(31,020)	(2,181)	(32,530)	(4,889)
Banco Baneb S.A.	(365,767)	(915)	(376,971)	(54,113)
Banco BCN S.A.	-	-	(358,080)	(47,626)
Banco Boavista Interatlântico S.A.	(11,290)	(1,277)	(472,062)	(169,467)
Banco de Crédito Real de Minas Gerais S.A.	(1,414)	(197)	-	(92,456)
Banco Mercantil de São Paulo S.A.	(62,714)	(5,027)	(247,959)	(35,648)
Banco BEM S.A.	(107,884)	(1,628)	-	-
Other subsidiary and associated companies	(22,887)	(5,920)	(59,804)	(6,257)

Open market investments:
Banco Baneb S.A.	379,764	27,403	386,019	23,590
Banco Boavista Interatlântico S.A.	-	2,732	453,122	153,583
Banco Mercantil de São Paulo S.A.	-	6,975	366,974	7,146
Banco BEM S.A.	483,715	23,940	-	-
Other subsidiary and associated companies	1,006	3	52,000	15,016

Derivative financial instruments - swap (f):
Banco BCN S.A.	-	-	-	90,000
Bradesco BCN Leasing S.A. Arrendamento Mercantil	14,850	625	268	185
Banco Mercantil de São Paulo S.A.	-	1,999	-	(46,476)
Banco Finasa S.A.	237,245	(2,551)	-	-

Foreign borrowings and onlendings (g):
Banco BCN S.A.	-	-	(34,920)	(2,094)
Banco Bradesco Luxembourg S.A.	(75,874)	(557)	(28,839)	(595)
Banco Boavista Interatlântico S.A.	(24,900)	(188)	(22,747)	(269)
Banco Mercantil de São Paulo International S.A.	-	-	(37,700)	(379)
Other subsidiary and associated companies	(5,299)	(44)	(4,653)	(309)

Reimbursement of costs (h):
Bradesco BCN Leasing S.A. Arrendamento Mercantil	-	653	141	605

Services rendered (i):
Scopus Tecnologia S.A.	(329)	(64,172)	(4,960)	(43,554)
CPM S.A.	(3,879)	(24,933)	(47)	(12,113)
Other subsidiary and associated companies	(17)	1,456	(12)	57

Branch rents:
ABS-Empreend. Imob., Partic. e Serviços S.A.	-	-	-	(19,984)
Bradesco Vida e Previdência S.A.	-	(3,178)	-	(3,158)
Bradesco Seguros S.A.	-	(14,995)	-	(1,269)
Banco Mercantil de São Paulo S.A.	-	(7,901)	-	-
Other subsidiary and associated companies	-	(7,121)	-	(6,481)

Foreign securities (j):
Banco BCN S.A.	-	-	45,546	-

Securities:
Bradesco BCN Leasing S.A. Arrendamento Mercantil	1,764,159	124,077	1,492,628	113,162
Cibrasec - Companhia Brasileira de Securitização	3,830	-	606	-

Securities – Abroad
Banco Boavista Interatlântico S.A.	(910,606)	(51,004)	(121)	(3)
Bradesco Securities, Inc.	(22,105)	(507)	(5,897)	(2)
Other subsidiary and associated companies	-	-	(2,037)	(100)

Interbank onlendings (k):
Banco BEM S.A.	(13,648)	(148)	-	-
Banco Mercantil de São Paulo S.A.	-	-	(28,151)	(151)
Other subsidiary and associated companies	(3,793)	(77)	-	-

Foreign currency deposits abroad:
Banco Bradesco Luxembourg S.A.	636	-	-	-
Banco Bradesco Argentina S.A.	22	-	-	-

Securitization transactions (l):
International Diversified Payment Rights Company	(1,237,356)	(42,715)	-	-
Brasilian Merchant Voucher Receivables Limited	(850,355)	(26,827)	-	-

Foreign currency investments:
Banco Bradesco Luxembourg S.A.	33,496	-	-	-

a)	Foreign exchange portfolio transactions in the interbank market for ready settlement.
b)	Foreign credit lines for export financing in Brazil, subject to exchange variations and interest at rates practiced in the international market.
c)	These local currency payables on exchange purchases are recorded as a counter-entry to exchange purchases pending settlement.
d)	Interbank investments - interbank deposits of related companies at CDI rate (Certificate of Interbank Deposit).
e)	Repurchase and/or resale commitments pending settlement, guaranteed by government securities at normal market rates.
f)	Differences between amounts receivable and payable on swaps.
g)	Foreign currency loans for financing of exports subject to exchange variation and bearing interest at international market rates.
h)	Reimbursement of costs by Bradesco BCN Leasing S.A. Arrendamento Mercantil to Banco Bradesco S.A. on account of the use of its Branch network facilities for contracting lease operations.
i)	Contracts with Scopus Tecnologia S.A. for IT equipment maintenance services and the contract with CPM S.A. for data processing systems maintenance services.
j)	Investments in foreign securities, fixed rate notes and eurobonds subject to exchange variations and carrying interest at rates used for securities placed in the international market.
k)	Funds obtained for onlending in rural loans bearing interest and charges corresponding to normal rates practiced for this type of transaction.
l)	Transactions for securitization of the future flow of payment orders received from abroad and securitization of the future flow of credit card bill receivables from foreign cardholders.

33) FINANCIAL INSTRUMENTS

a) Risk and risk management

The main risks related to financial instruments, arising from the business carried out by the Bank and its subsidiaries are as follows: credit risk; market risk; liquidity risk; and capital risk. Risk management involves an integrated series of controls and processes, embracing a range of different policies and strategies. These risk management policies are designed to limit possible loss for the Organization.

Credit risk

As part of its credit risk management enhancement process, Bradesco is working uninterruptedly to improve the procedures for gathering and controlling portfolio information, develop new loss calculation models, enhance and prepare rating inventories used in the various sectors in which the Bank operates, oversee credit analysis, granting and settlement processes, monitor credit concentration and to define the dividing line between operating risks and credit risks.

As part of this ongoing enhancement process, additional efforts are being made to prepare the Bank for the introduction of more advanced risk management techniques, based on the recommendations of the New Capital Accord published by the Basel Committee, among which we highlight the following:

  Creation of an Executive Credit Risk Committee responsible for assuring the strategic management of the credit operation portfolio.

  Structuring of the expected loss and capital allocation calculation system in line with Basel II requirements.

  Identification of the reporting process changes required to improve decision making and credit portfolio management.

  Restructuring of the management information system (MIS).

  Mapping, measurement and identification of credit risk management capacity gaps, as regards Basel II requirements, as well as best practices, embracing roles and responsibilities, professional qualification, review of the organizational structure and IT demands.

Market risk

Market risk is related to the possibility of the loss of income from fluctuating rates caused by the unhedged terms, currencies and indices of the Institution's asset and liability portfolios. This risk is closely monitored by the financial market to avoid loss for the institutions.

At Bradesco, market risks are managed through methodologies and models which are consistent with local and international market reality, ensuring that the Organization's strategic decisions are implemented with speed and a high level of reliability.

The Organization adopts a conservative policy regarding market risk exposure and VaR (Value at Risk) limits are defined by Senior Management, and compliance is monitored daily by an area which is independent from portfolio management. The methodology used to determine VaR has a reliability level of 97.5%. The fluctuations and correlations used by the models are calculated on statistical bases and future prospects are calculated based on economic studies. The methodology applied and current statistical models are validated daily using backtesting techniques.

We present below the VaR of the Consolidated Own Portfolio positions (Treasury):

	At June 30 – In thousands of reais

Risk Factors	2004	2003

Prefixed	7,267	6,541
Exchange coupon	51,719	14,717
Foreign currency	285	439
Floating rate	-	10
Correlated effect	(1,902)	(3,243)

VaR (Value at Risk)	57,369	18,464

In addition, a daily Gap Analysis is performed to measure the effect of the movement in the internal interest rate and foreign exchange coupon curves (interest spread paid above the foreign exchange variation) on the portfolio.

Complementing the market risk monitoring, control and management structure and in accordance with Central Bank regulations, a daily verification is made of the values at risk for the fixed and foreign exchange positions of the Organization’s entire portfolio and of minimum capital requirements.

Liquidity risk

Liquidity risk management is designed to control the different unhedged liquidation terms of the Bank's rights and obligations as well as the liquidity of the financial instruments used to manage the financial positions.

Knowledge and monitoring of this risk is critical since it enables the Organization to settle transactions on a timely and secure basis.

At Bradesco, liquidity risk management involves a series of controls, mainly, the establishment of technical limits and an ongoing assessment of the positions assumed and financial instruments used.

Capital risk

The Organization's capital is managed to optimize the risk-return ratio, minimizing losses through the implementation of well-defined business strategies and maximizing efficiency in the combination of factors which impact the Capital Adequacy Ratio (Basel).

	In thousands of reais

Calculation basis - capital adequacy ratio (Basel)	CONSOLIDATED	BRADESCO

	Financial	Economic-financial
	(1)	(2)

Stockholders’ equity	13,650,372	13,650,372
Decrease in deferred tax assets – BACEN Res. 3059	(131,737)	(131,737)
Minority interest/other	17,648	65,942
Reference equity -level I	13,536,283	13,584,577
Reference equity -level II (subordinated debt)	5,987,367	5,987,372
Total reference equity (level I + level II)	19,523,650	19,571,949

Risk weighted assets	108,054,637	124,342,754

Capital adequacy ratio at June 30, 2004	18.07%	15.74%

Capital adequacy ratio at June 30, 2003	16.36%	14.48%
Variation in the Capital adequacy ratio (Basel) - %

Ratio at June 30, 2003	16.36%	14.48%
Movement in stockholders’ equity:
• Net income for the period	2.69%	2.33%
• Interest attributed to own capital	(1.45%)	(1.25%)
• Mark-to-market adjustment – securities and derivatives	0.07%	0.05%
• Subordinated debt	2.90%	2.51%
• Other	(0.20%)	(0.22%)
Variation in weighted assets:
• Securities	(0.44%)	(0.89%)
• Credit operations	(1.11%)	(0.85%)
• Clearing of checks and similar	0.06%	0.09%
• Deferred tax assets	(0.08%)	(0.08%)
• Risk (swap, market, interest and exchange rates)	0.23%	0.18%
• Memorandum accounts	(0.09%)	(0.08%)
• Other assets	(0.87%)	(0.53%)
Ratio at June 30, 2004	18.07%	15.74%

(1)	Financial companies only.
(2)	Financial and non-financial companies.

b) Market Value

The book values, net of allowances for mark-to-market, of the main financial instruments and their corresponding market values are summarized as follows:

	At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO

	2004			2003

	Book value	Market value	Potential gain (loss)	Potential gain (loss)

Assets:
Securities and derivative financial instruments	56,212,512	56,932,269	719,757	95,314
Credit operations (1)	58,402,464	58,613,805	211,341	53,954
Investments (2)	1,006,024	1,092,493	86,469	2,347
Liabilities:
Time deposits	28,088,427	28,094,963	(6,536)	1,846
Funds from issuance of securities	7,080,310	7,093,466	(13,156)	(16,213)
Borrowings and onlendings	16,816,397	16,878,282	(61,885)	(38,996)
Subordinated debt	6,181,255	6,177,210	4,045	7,808
Treasury Stock	(52,889)	(48,083)	(4,806)	-
Total			935,229	106,060

(1)	Includes advances on foreign exchange contracts, leasing operations and other receivables.
(2)	Not including increment in investments in associated companies.

Determination of market value of financial instruments:

  The market value of securities, investments, subordinated debt and treasury stock is determined based on the market price practiced on the balance sheet date. In the event no market prices are available, amounts are estimated based on the prices quoted by dealers, on price definition models, quotation models or quotations for instruments with similar characteristics.

  Prefixed credit operations were determined by discounting estimated cash flows, using interest rates applied by the Organization for new contracts with similar features. These rates are compatible with market rates practiced on the balance sheet date.

  Time deposits, funds for issuance of securities and borrowings and onlendings were calculated by discounting the difference between the cash flows under the contract terms and the rates practiced in the market on the balance sheet date.

c) Derivatives

Bradesco carries out transactions involving derivative financial instruments, which are recorded in balance sheet or memorandum accounts, for its own account and for customers. The derivative financial instruments are used by the Bank to hedge its asset and liability positions against the effect of exchange variations. The derivatives generally represent future commitments for exchanging currencies or indices, or purchasing and selling other financial instruments according to the terms and dates set forth in the contracts. Under the option contracts, the purchaser is entitled, but not obliged, to purchase or sell a financial instrument at a specific strike price in the future.

I) The amounts of the instruments recorded in balance sheet and memorandum accounts are summarized below:

	At June 30, 2004 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	Overall amount	Net amount	Overall amount	Net amount

Futures contracts
Purchase commitments:	12,157,310		12,156,558
- Interbank market	1,795,225	-	1,794,473	-
- Foreign currency	10,362,085	-	10,362,085	-
Sale commitments:	23,020,777		23,001,145
- Interbank market	8,413,771	6,618,546	8,394,139	6,599,666
- Foreign currency	14,607,006	4,244,921	14,607,006	4,244,921

Option contracts
Purchase commitments:	21,353		21,353
- Foreign currency	21,353	2,249	21,353	2,249
Sale commitments:	19,104		19,104
- Foreign currency	19,104	-	19,104	-

Forward contracts
Purchase commitments:	351,008		351,008
- Foreign currency	351,008	-	351,008	-
Sale commitments:	814,707		814,707
- Foreign currency	814,707	463,699	814,707	463,699

Swap contracts
Asset position:	8,493,840		11,293,996
- Interbank market	3,243,320	309,757	3,243,320	-
- Prefixed	478,040	-	3,319,292	2,455,275
- Foreign currency	2,549,336	-	2,510,393	-
-Reference rate (TR)	996,544	995,739	996,544	995,739
- SELIC	1,041,420	997,947	1,041,420	997,947
- General Market Price Index (IGP-M)	143,027	-	143,027	-
- Other	42,153	39,539	40,000	39,540

Liability position:	8,462,844		11,011,696
- Interbank market	2,933,563	-	5,484,621	2,241,301
- Prefixed	864,069	386,029	864,017	-
- Foreign currency	4,364,953	1,815,617	4,364,953	1,854,560
- TR	805	-	805	-
- SELIC	43,473	-	43,473	-
- IGP-M	253,367	110,340	253,367	110,340
- Other	2,614	-	460	-

Derivatives include operations maturing in D +1, to be settled in currency at June 30, 2004 price levels.

Amounts receivable relating to swap contracts, recorded in securities - derivative financial instruments total R$ 121,073 thousand on a consolidated and R$ 375,067 thousand on an unconsolidated basis and amounts payable, classified in liabilities - derivative financial instruments, total R$ 90,077 thousand on a consolidated and R$ 92,767 thousand on an unconsolidated basis.

II) We present below the composition of derivative financial instruments (assets and liabilities) stated at restated cost and market value:

At June 30, 2004 – In thousands of reais

	CONSOLIDATED BRADESCO

	Restated cost	Adjustment to market value	Market Value

Derivatives - adjustment receivable	806,888	11,110	817,998
Derivatives - adjustment payable	(773,700)	(10,656)	(784,356)
Total	33,188	454	33,642

At June 30, 2004 – In thousands of reais

	BRADESCO

	Restated cost	Adjustment to market value	Market Value

Derivatives - adjustment receivable	963,925	108,068	1,071,993
Derivatives - adjustment payable	(772,871)	(14,176)	(787,047)
Total	191,054	93,892	284,946

III) Futures, option, forward and swap contracts fall due as follows:

	At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2004	2003

Futures contracts	14,852,912	2,458,262	11,353,498	6,513,415	35,178,087	13,341,193
Option contracts	11,025	20,823	8,609	-	40,457	23,987
Forward contracts	933,028	81,614	150,188	885	1,165,715	311,465
Swap contracts	601,755	852,299	2,594,241	4,324,472	8,372,767	10,418,027
Total in 2004	16,398,720	3,412,998	14,106,536	10,838,772	44,757,026
Total in 2003	7,133,942	3,101,034	6,403,537	7,456,159		24,094,672

	At June 30 – In thousands of reais

	BRADESCO

	Up to 90 days	From 91 to 180 days	From 181 to 360 days	More than 360 days	2004	2003

Futures contracts	14,852,912	2,438,629	11,353,499	6,512,663	35,157,703	8,517,175
Option contracts	11,025	20,823	8,609	-	40,457	-
Forward contracts	933,028	81,614	150,188	885	1,165,715	284,046
Swap contracts	1,121,271	1,306,046	3,247,984	5,243,628	10,918,929	7,836,758
Total in 2004	16,918,236	3,847,112	14,760,280	11,757,176	47,282,804
Total in 2003	5,736,576	1,655,073	4,177,195	5,069,135		16,637,979

IV) We present below the type of margin given as collateral for derivative financial instruments, comprising mainly futures contracts:

At June 30, 2004 – In thousands of reais

	CONSOLIDATED BRADESCO	BRADESCO

Government securities:
National Treasury Bonds	614,449	613,968
Central Bank Notes	735	735
Financial Treasury Notes	223	223
Federal Treasury Notes	399,537	399,537
Total	1,014,944	1,014,463

V) We present below the amounts of net revenue and expense recorded in income for the six-month periods ended June 30:

	At June 30 – In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Swap contracts	(60,100)	535,840	(50,126)	122,710
Forward contracts	44,748	31,503	44,745	32,423
Option contracts	22,075	17,982	22,074	19
Futures contracts	120,137	(572,168)	122,479	(400,868)
Total	126,860	13,157	139,172	(245,716)

VI) We present below the overall amounts of the derivative financial instruments, separated by place of trading:

	At June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

CETIP (counter)	7,215,986	7,222,043	9,762,148	4,991,022
BM&F (floor)	37,541,040	16,872,629	37,520,656	11,646,957
Total	44,757,026	24,094,672	47,282,804	16,637,979

34) EMPLOYEE BENEFITS

Banco Bradesco and its subsidiaries sponsor a supplementary retirement pension plan for employees and directors. The unrestricted benefits generating plan PGBL is of the defined contribution type, which permits the accumulation of savings by participants over their professional careers through contributions paid by themselves and the sponsoring company. The related resources are invested in an Exclusive Financial Investment Fund - FIFE.

The plan is managed by Bradesco Vida e Previdência S.A. and BRAM – Bradesco Asset Management Ltda. is responsible for the financial administration of the FIFE funds.

The contributions paid by employees and by Bradesco and its subsidiaries total 4% of salary, except for participants who in 2001 opted to migrate to the PGBL plan from the defined benefits plan and whose contributions to the PGBL plan were maintained at the levels in force for the defined benefits plan at the time of migration, respecting nevertheless the 4% minimum.

The actuarial liabilities of the defined contribution plan PGBL are fully covered by the net equity of the corresponding FIFE fund.

As well as the aforementioned defined contribution plan (PGBL), former participants of the defined benefits plan are guaranteed a proportional deferred benefit, corresponding to their accumulated rights in the latter plan. For participants of the defined benefits plan, transferred or not to the PGBL plan, retired participants and pensioners, the present value of the plan’s actuarial liabilities is fully covered by guaranteeing assets.

Banco Baneb S.A. (into which Banco BEA S.A. was merged – Note 2) maintains a supplementary pension plan managed by Caixa de Previdência dos Funcionários do BEA - CABEA, which is currently undergoing a sponsorship withdrawal process, with base date established at November 30, 2002 and whose sponsor’s contributions ceased from December 1, 2002. The participants ceased to contribute as from the same date. The plan’s actuarial liabilities are fully covered by the plan’s net assets.

Banco Baneb S.A. and its subsidiaries are sponsors of supplementary pension plans of the defined contribution (PGBL) and defined benefits type, through Fundação Baneb de Seguridade Social - BASES (for former Baneb employees). The actuarial liabilities of the defined contribution and defined benefit plans are fully covered by the net assets of the plans.

Banco BEM S.A. sponsors supplementary pension plans of the defined benefit and defined contribution type, through Caixa de Assistência e Aposentadoria dos Funcionários do Banco do Estado do Maranhão – CAPOF. The actuarial liabilities of the defined benefit and defined contribution plans are fully covered by the net assets of the plans.

The funds guaranteeing the private pension plans are invested in compliance with applicable legislation (government securities and corporate bonds, listed company stock and real estate).

Expenses with contributions made during the half year totaled R$ 100,595 thousand (June 30, 2003 -R$ 132,347 thousand), BRADESCO – R$ 86,047 thousand (June 30, 2003 - R$103,786 thousand).

In addition, Bradesco and its subsidiaries offer their employees and directors a number of other benefits including: healthcare insurance, dental care, group life and personal accident insurance, as well as professional training, the expenses for which, including the aforementioned contributions, totaled R$ 500,726 thousand (June 30, 2003 -R$ 471,388 thousand) and R$ 419,313 thousand on an unconsolidated basis (June 30, 2003 -R$ 365,338 thousand) for the year.

35) PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION

a) Calculation of tax and social contribution charges

	At June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Income before income tax and social contribution	1,206,734	1,221,636	949,012	960,206
Composite income tax and social contribution at the
statutory rates of 25% and 9%, respectively	(410,290)	(415,356)	(322,664)	(326,470)
Effect of additions and exclusions on tax calculation:
Equity in the earnings of subsidiary and associated companies	41,571	(11,123)	382,972	349,983
Exchange gains (loss)	106,972	(50,827)	69,944	(118,409)
Non-deductible expenses, net of non-taxable income	(55,304)	(59,560)	(52,072)	(50,778)
Deferred tax assets recorded in prior-years	102,504	137,978	-	-
Interest attributed to own capital (paid and accrued)	221,476	215,331	221,476	215,331
Other amounts	39,341	(5,857)	1,381	(2,552)
Provision for income tax and social contribution	46,270	(189,414)	301,037	67,105

b) Statement of income tax and social contribution benefit (expense)

	At June 30 - In thousands of reais

	CONSOLIDATED BRADESCO		BRADESCO

	2004	2003	2004	2003

Deferred tax assets
Amount recorded/realized for the half year on temporary additions	312,230	399,628	209,310	153,295
Amount recorded/offset on opening balances:
Negative basis of social contribution	(8,165)	(4,885)	-	-
Tax loss	(30,874)	(115,036)	-	-
Prior-year deferred tax assets were recorded on:
Negative basis of social contribution	1,211	12,793	-	-
Tax loss	3,365	119,696	-	-
Temporary additions	97,928	5,489	-	-
Recorded for the half year on:
Negative basis of social contribution	8,023	33,890	-	-
Tax loss	17,655	86,581	-	-
Subtotal	401,373	538,156	209,310	153,295

Current taxes
Income tax and social contribution payable	(355,103)	(727,570)	91,727	(86,190)

Provision for income tax and social contribution	46,270	(189,414)	301,037	67,105

c) Statement of deferred income tax and social contribution assets

	In thousands of reais

	CONSOLIDATED BRADESCO

	Balance at December 31, 2003	Balances acquired/ assigned	Amount recorded	Amount realized	Balance at June 30, 2004
Provision for loan losses	2,548,151	11,268	530,808	465,968	2,624,259
Provision for civil contingencies	119,717	-	74,839	19,025	175,531
Provision for tax contingencies	526,525	-	64,210	8,865	581,870
Provision for labor claims	277,635	-	82,973	63,698	296,910
Allowance for mark-to-market of securities and investments	148,560	61	48,838	37,946	159,513
Provision for loss on non-operating assets	81,458	633	11,074	11,380	81,785
Mark-to-market adjustment of trading securities	71,222	1,086	95,615	59,207	108,716
Amortization of goodwill	381,543	-	50,382	39,179	392,746
Provision for interest attributed to own capital	-	-	125,783	-	125,783
Other	216,982	-	118,702	87,798	247,886

Total deferred tax assets on temporary differences	4,371,793	13,048	1,203,224	793,066	4,794,999
Tax losses and negative basis of social contribution	514,890	6,635	30,254	39,039	512,740
Subtotal	4,886,683	19,683	1,233,478	832,105	5,307,739
Mark-to-market adjustment of securities
available for sale	40,463	-	137,749	1,459	176,753
Social contribution - Provisional Measure
2158-35 of August 24, 2001 (1)	913,423	-	-	6,204	907,219
Total deferred tax assets (Note 13b)	5,840,569	19,683	1,371,227	839,768	6,391,711

Deferred tax liabilities	621,968	12	61,163	292,255	390,888

Deferred tax assets net of deferred tax liabilities	5,218,601	19,671	1,310,064	547,513	6,000,823

-Percentage of net deferred tax assets on total reference equity (Note 33a)	28.2%				30.7%
-Percentage of net deferred tax assets on total assets	3.0%				3.4%

(1)

Amount payable on net income at June 30, 2004, for companies recording this credit, totals R$ 57,315 thousand, of which R$ 17,194 thousand may be offset on payment and recorded upon effective realization.

In thousands of reais

	BRADESCO

	Balance at December 31, 2003	Balances acquired/ assigned	Amount recorded	Amount realized	Balance at June 30, 2004

Provision for loan losses	1,926,145	293,883	378,040	414,955	2,183,113
Provision for civil contingencies	55,959	23,801	21,784	6,595	94,949
Provision for tax contingencies	256,404	-	40,027	1,322	295,109
Provision for labor claims	178,071	54,079	33,778	55,277	210,651
Allowance for mark-to-market of securities
and investments	17,026	1,565	8,922	7,714	19,799
Provision for loss on non-operating assets	35,262	7,528	6,148	9,765	39,173
Mark-to-market adjustment of trading
securities	-	1,175	71,578	-	72,753
Amortization of goodwill	132,495	25,448	6,537	6,909	157,571
Interest attributed to own capital	-	-	125,783	-	125,783
Other	52,091	92,701	92,023	72,773	164,042
Total deferred tax assets on temporary
differences	2,653,453	500,180	784,620	575,310	3,362,943
Mark-to-market adjustment of securities
available for sale	13,336	24,079	110,498	-	147,913
Social contribution - Provisional Measure
2158-35 of August 24, 2001 (1)	505,072	-	-	-	505,072
Total deferred tax assets (Note 13b)	3,171,861	524,259	895,118	575,310	4,015,928
Deferred tax liabilities	150,959	17,196	8,984	121,594	55,545
Deferred tax assets net of deferred tax
liabilities	3,020,902	507,063	886,134	453,716	3,960,383
-Percentage of net deferred tax assets on
total reference equity (Note 33a)	16.9%				20.6%
-Percentage of net deferred tax assets on
total assets	2.1%				2.7%

(1)

Amount payable on net income at June 30, 2004, for companies recording this credit, totals R$ 8,240 thousand, of which R$ 2,472 thousand may be offset on payment and recorded upon effective realization.

d) Expected realization of deferred tax assets on temporary differences, tax losses and negative basis of social contribution

	At June 30, 2004 – In thousands of reais

	CONSOLIDATED BRADESCO

	Temporary difference		Tax loss and negative basis

	Income tax	Social contribution	Income tax	Social contribution	TOTAL

2004	679,275	235,610	53,168	18,353	986,406
2005	1,171,261	401,725	92,489	29,426	1,694,901
2006	1,375,902	433,394	71,977	17,630	1,898,903
2007	293,184	100,141	80,940	25,540	499,805
2008	72,774	17,215	113,374	9,843	213,206
2009 (1st Half)	11,538	2,980	-	-	14,518
Total	3,603,934	1,191,065	411,948	100,792	5,307,739

	At June 30, 2004 – In thousands of reais

	BRADESCO

	Temporary difference		Tax loss and negative basis

	Income tax	Social contribution	Income tax	Social contribution	TOTAL

2004	482,983	169,307	-	-	652,290
2005	852,248	298,342	-	-	1,150,590
2006	982,799	327,175	-	-	1,309,974
2007	161,014	52,981	-	-	213,995
2008	28,817	4,079	-	-	32,896
2009 (1st Half)	2,606	592	-	-	3,198
Total	2,510,467	852,476	-	-	3,362,943

	At June 30, 2004 – In thousands of reais

	CONSOLIDATED BRADESCO

	Deferred tax assets on social contribution MP no. 2158-35

	2004	2005	2006	2007	2008	2009 to 2012	2013 to 2014	Total

Amount	32,251	43,207	35,025	54,201	83,852	658,683	-	907,219

	At June 30, 2004 – In thousands of reais

	BRADESCO

	Deferred tax assets on social contribution MP no. 2158-35

	2004	2005	2006	2007	2008	2009 to 2012	2013 to 2014	Total

Amount	2,536	7,522	10,767	15,404	27,710	441,133	-	505,072

Projected realization of deferred tax assets is estimated and not directly related to expected book income.

The present value of deferred tax assets, calculated based on the average funding rate, net of tax effects totals R$ 5,550,371 thousand (R$ 3,469,358 thousand on an unconsolidated basis), of which R$ 4,399,993 thousand (R$ 3,095,221 thousand on an unconsolidated basis), comprises temporary differences, R$ 453,951 thousand comprises tax losses and negative basis of social contribution and R$ 696,427 thousand (R$ 374,137 thousand on an unconsolidated basis), comprises deferred social contribution assets - MP 2158-35.

e) Unrecorded deferred tax assets

Deferred tax assets were not recorded in the amount of R$ 305,487 thousand.

f) Deferred tax liabilities

The Bradesco Organization has deferred tax liabilities in the amount of R$ 390,888 thousand (R$ 55,545 thousand on an unconsolidated basis) relating to: income tax and social contribution, PIS and COFINS on mark-to-market adjustments of securities and derivative financial instruments -R$ 212,963 thousand (R$ 13,744 thousand on an unconsolidated basis); excess depreciation -R$ 101,097 thousand; and others - R$ 76,828 thousand (R$ 41,801 thousand on an unconsolidated basis).

36) OTHER INFORMATION

The net assets of the investment funds and portfolios managed by the Bradesco Organization at June 30, 2004 totaled R$ 86,815,987 thousand (June 30, 2003 - R$ 70,227,700 thousand).

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, July 30, 2004

Board of Directors

Chairman
Lázaro de Mello Brandão

Vice Chairman
Antônio Bornia

Members
Dorival Antônio Bianchi
Mário da Silveira Teixeira Júnior
Márcio Artur Laurelli Cypriano
João Aguiar Alvarez
Denise Aguiar Alvarez Valente
José Fonollosa García
Ricardo Espírito Santo Silva Salgado

Board of Executive Officers

Executive Officers

President
Márcio Artur Laurelli Cypriano

Executive Vice-Presidents
Décio Tenerello
Laércio Albino Cezar
Arnaldo Alves Vieira
Luiz Carlos Trabuco Cappi
Sérgio Socha
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
José Luiz Acar Pedro
Norberto Pinto Barbedo

Managing Directors
Armando Trivelato Filho
Carlos Alberto Rodrigues Guilherme
José Alcides Munhoz
José Guilherme Lembi de Faria
Luiz Pasteur Vasconcellos Machado
Milton Matsumoto
Cristiano Queiroz Belfort
Sérgio de Oliveira
Odair Afonso Rebelato
Aurélio Conrado Boni
Domingos Figueiredo de Abreu
Paulo Eduardo D’Avila Isola
Ademir Cossiello	Department Directors
Adineu Santesso
Airton Celso Exel Andreolli
Alfredo Antônio Lima de Menezes
André Rodrigues Cano
Antônio Carlos Del Cielo
Candido Leonelli
Carlos Laurindo Barbosa
Denise Pauli Pavarina de Moura
Douglas Tevis Francisco
Fernando Jorge Buso Gomes
Jair Delgado Scalco
João Batistela Biazon
João Cariello de Moraes Filho
José Carlos Perri
José Luiz Rodrigues Bueno
José Maria Soares Nunes
José Roberto Aparecido Nunciaroni
Josué Augusto Pancini
Karl Heinz Kern
Laércio Carlos de Araújo Filho
Luiz Alves dos Santos
Luiz Carlos Angelotti
Luiz Fernando Peres
Marcelo de Araújo Noronha
Marcos Bader
Maria Eliza Sganserla
Mauro Roberto Vasconcellos Gouvêa
Milton Clemente Juvenal
Nilton Pelegrino Nogueira
Ricardo Dias
Robert John van Dijk
Roberto Elias Abud Squeff
Roberto Sobral Hollander
Romulo Nagib Lasmar
Sérgio Alexandre Figueiredo Clemente
Sergio Sztajn
Toshifumi Murata
Valter Crescente	Regional Directors
Ademar Monteiro de Moraes
Alexandre da Silva Glüher
Altair Antônio de Souza
Aurélio Guido Pagani
Cláudio Fernando Manzato
Idevalter Borba
Luiz Carlos de Carvalho
Marcos Daré
Paulo de Tarso Monzani
Roberto José Barbarini
Tácito Naves Sanglard

Disclosure Committee
José Luiz Acar Pedro
Julio de Siqueira Carvalho de Araujo
Milton Almicar Silva Vargas
Carlos Alberto Rodrigues Guilherme
José Guilherme Lembi de Faria
Domingos Figueiredo de Abreu
Luiz Carlos Angelotti
Denise Pauli Pavarina de Moura
Romulo Nagib Lasmar
Jean Philippe Leroy

Departamento de Contadoria Geral (Accounting Department)
Moacir Nachbar Junior
Accountant-CRC 1SP198208/O-5

Report of the Fiscal Council (Conselho Fiscal)

Banco Bradesco S.A.

The undersigned members of the Fiscal Council (Conselho Fiscal) of Banco Bradesco S.A., in the performance of their legal and statutory duties, having reviewed the Directors’ Report and the Financial Statements for the first half of 2004, and based on the unqualified audit opinion of KPMG Auditores Independentes, declare that said documents, pursuant to Brazilian corporate legislation in force, present fairly the financial position of the Institution.

Cidade de Deus, Osasco, SP, July 30, 2004

_____________________________
Ricardo Abecassis E. Santo Silva

_____________________________
Sócrates Fonseca Guimarães

_____________________________
Oswaldo de Moura Silveira

Independent auditors’ report

To
The Board of Directors and Stockholders
Banco Bradesco S.A.
Osasco - SP

We have examined the balance sheets of Banco Bradesco S.A. and the consolidated balance sheets of Banco Bradesco S.A. and its subsidiaries as of June 30, 2004 and 2003 and the related statements of income, changes in stockholders’ equity and changes in financial position for the semesters then ended, which are the responsibility of its management. Our responsibility is to express an opinion on these financial statements.

Our examinations were conducted in accordance with auditing standards applied in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Bank and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Bank and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Banco Bradesco S.A. and the consolidated financial position of Banco Bradesco S.A. and its subsidiaries as of June 30, 2004 and 2003 and the results of its operations, changes in its stockholders’ equity and changes in its financial position for the semesters then ended, in conformity with accounting practices adopted in Brazil.

July 30, 2004

KPMG Auditores Independentes
CRC 2SP014428/O-6

Original report in Portuguese signed by
Walter Iorio	Cláudio Rogélio Sertório
Accountant CRC 1SP084113/O-5	Accountant CRC 1SP212059/O-0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2004

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.